Filed pursuant to rule 424(b)(3)
Registration Statement File No. 333-150128

PROSPECTUS

Offer to Exchange
All $1,235,260,000 aggregate principal amount outstanding 8.875% Series A-4 Senior Notes due 2017
For 8.875% Series A-4 Senior Notes due 2017
of
R.H. Donnelley Corporation

This Exchange Offer Will Expire at 8:00 a.m.,
New York City Time, on July 25, 2008

The Exchange Notes

•	The terms of the series A-4 senior notes to be issued, which we refer to as the exchange notes, are substantially identical to the outstanding series A-4 senior notes, which we refer to as the outstanding notes, that were issued on October 2, 2007 and October 17, 2007 by R.H. Donnelley Corporation, or RHD, except for transfer restrictions and registration rights provisions relating to the outstanding notes that will not apply to the exchange notes.

•	Interest on the exchange notes accrues at the rate of 8.875% per year, payable on April 15 and October 15 of each year, with the first payment on April 15, 2008.

•	The exchange notes will not be guaranteed by any of our subsidiaries.

•	The exchange notes will be our senior unsecured obligations and will rank senior in right of payment to all of our future senior subordinated debt and future subordinated obligations and equally with any of our existing and future senior unsecured debt, including our existing 6.875% senior notes due 2013, which we refer to as the 6.875% senior notes, our existing 6.875% series A-1 senior discount notes due 2013, which we refer to as the series A-1 senior discount notes, our existing 6.875% series A-2 senior discount notes due 2013, which we refer to as the series A-2 senior discount notes, and our existing 8.875% series A-3 senior notes due 2016, which we refer to as the series A-3 senior notes. The exchange notes will be effectively subordinated in right of payment to all of our existing and future secured debt, including our guarantee of borrowings under the amended and restated credit facility of R.H. Donnelley Inc., which we refer to as RHDI, to the extent of the value of the assets securing such debt, and will be structurally subordinated to any existing and future liabilities (including trade payables) of RHD’s subsidiaries, including, without limitation, RHDI and Dex Media, Inc., or Dex Media, and their direct and indirect existing and future subsidiaries.

Material Terms of the Exchange Offer

•	Expires at 8:00 a.m., New York City time, on July 25, 2008, unless extended.

•	All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount at maturity of exchange notes which are registered under the Securities Act of 1933, which we refer to as the Securities Act.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

  Please consider carefully the “Risk factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer, nor have any of these authorities determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2008.

References to additional information

This prospectus incorporates or refers to important business and financial information about us that is not included in or delivered with this prospectus. You may obtain documents that are filed by us without charge upon your written or oral request.

Information contained on RHD’s website or the website of any other person is not incorporated by reference into this prospectus, and you should not consider information contained on those websites as part of this prospectus.

If you would like to request copies of these documents, please do so by July 18, 2008 in order to receive them before the expiration of the exchange offer. For additional information, see “Where you can find more information.”

RHD will provide you with copies of this information, without charge, if you request them in writing or by telephone from:
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Attention: Investor Relations
Telephone: (800) 497-6329

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

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The following trademark referred to in this prospectus is a registered trademark of Embarq Corporation (the successor to Sprint Corporation’s (now known as Sprint Nextel Corporation, which we refer to as Sprint) local telecommunications business), which we refer to as Embarq, or its subsidiaries: “Embarq®.” Additionally, the following trademark referred to in this prospectus is a registered trademark of AT&T Inc. (successor to SBC Communications, Inc.), which we refer to as AT&T, or its subsidiaries: “AT&T®.” The following trademarks referred to in this prospectus are registered trademarks of Qwest Communications International Inc., which we refer to as Qwest, and are used by Dex Media under license: “QWEST DEX®” and “QWEST DEX ADVANTAGE®.” The following trademark referred to in this prospectus is a registered trademark of Google Inc.: “Google®.” The following trademark referred to in this prospectus is a registered trademark of Yahoo! Inc.: “Yahoo!®.” The following trademark referred to in this prospectus is a registered trademark of Microsoft Corporation: “MSN®.” The following trademark referred to in this prospectus is a registered trademark of Amdocs Limited: “Amdocs®.”

The following trademarks referred to in this prospectus are registered trademarks of our subsidiary, Dex Media, Inc.: “Dex®,” “DexOnline.com®” and “DexKnows.com®.” The following trademark referred to in this prospectus is a registered trademark of our subsidiary, Local Launch, Inc.: “Local Launch!®.” The following trademark referred to in this prospectus is a registered trademark of our subsidiary, Business.com, Inc.: “Business.com®.”

Disclosure regarding forward-looking statements

You should carefully review the information included in this prospectus. In this prospectus, we state our expectations as to future events and our future financial performance. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “outlook” or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks included in this prospectus. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

These risks, uncertainties and contingencies are described in detail in the section entitled “Risk factors” in this prospectus. In summary and without limitation these risks, uncertainties and contingencies include the following:

•	our ability to meet our substantial debt service obligations;

•	risks and uncertainties caused by the restrictive covenants under the terms of our and our subsidiaries’ debt agreements;

•	declines in the usage of print Yellow Pages directories, declines in advertising sales and changes in technology;

•	competition in the directory advertising industry and other competitive media, including the Internet;

•	recognition of impairment charges for our intangible assets or goodwill;

•	uncertainties in upgrading and modernizing our information technology, or IT, systems;

•	risk of bankruptcy proceedings against Qwest, Embarq and AT&T and their respective affiliates with whom we have contracted during the term of our commercial contracts with them;

•	the loss of, or our inability to enforce, key agreements with Sprint, Embarq, AT&T and Qwest;

•	increase of our costs due to future changes in directory publishing obligations in Qwest and AT&T markets and other regulatory matters;

•	risks arising from our reliance on and extensions of credit to small- and medium-sized businesses;

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•	our dependence on third-party providers of printing, distribution, delivery and IT services;

•	fluctuations in the price and availability of paper;

•	risks associated with our sales of advertising to national accounts coordinated by third parties;

•	general economic conditions and consumer sentiment in our markets;

•	increased operating costs from potential work stoppages at Dex Media or if a greater percentage of our aggregate workforce becomes unionized;

•	risks arising from turnover among our account executives or loss of key personnel;

•	loss of important intellectual property rights;

•	litigation risks; and

•	the risk that no active public trading market develops for the notes.

For additional information, see “Risk factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, which we refer to as the SEC, we do not assume any obligation to update or revise them or to provide reasons why actual results may differ.

Industry and other data

The data included in this prospectus regarding industries and ranking, including the size of specific markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and estimates of management. These estimates are based on information obtained from customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and management’s knowledge and experience. As indicated, various industry sources are cited throughout this prospectus, such as the Veronis Suhler Stevenson Communications Industry Forecast 2007-2011, PQ Media, Simba Information, CRM Associates 2006 Yellow Pages Trends and Opportunities and Association of Directory Publishers, 2006. We believe these estimates and sources to be accurate as of the date provided herein, although we have not independently verified the accuracy of any of these estimates or sources. We cannot assure you that the industry and other data are accurate.

Except as otherwise indicated, data on our market position are based on U.S. directory advertising sales.

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Summary

This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes included herein, before making an investment decision. In this prospectus, unless otherwise indicated or the context indicates otherwise:

•	“RHD” refers to R.H. Donnelley Corporation, as issuer of the notes;

•	“RHDI” refers to R.H. Donnelley Inc., a direct wholly owned subsidiary of RHD;

•	“Dex Media” refers to Dex Media, Inc., a direct wholly owned subsidiary of RHD;

•	“Dex Media East” refers to Dex Media East LLC, an indirect wholly owned subsidiary of Dex Media;

•	“Dex Media West” refers to Dex Media West LLC, an indirect wholly owned subsidiary of Dex Media;

•	“Qwest Dex” refers collectively to Qwest Dex, Inc. and its parent, Qwest Dex Holdings, Inc.;

•	“Dex East” refers to the historical operations of Qwest Dex Holdings, Inc. and its subsidiary in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota, or the Dex East states;

•	“Dex West” refers to the historical operations of Qwest Dex Holdings, Inc. and its subsidiary in Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming, or the Dex West states;

•	“Dex Media states” refers to the Dex West states and Dex East states;

•	“Qwest” refers to Qwest Communications International Inc. and its subsidiaries, including Qwest Corporation, the local exchange carrier subsidiary of Qwest;

•	“Local Launch” refers to Local Launch, Inc., a direct wholly owned subsidiary of RHD;

•	“Business.com” refers to Business.com, Inc., a direct wholly owned subsidiary of RHD;

•	“Sprint” refers to Sprint Nextel Corporation;

•	“SPA” refers to Sprint Publishing & Advertising, the directory business we acquired from Sprint in 2003, which we now refer to as the “Embarq Directory Business”;

•	“Embarq” refers to Embarq Corporation, the successor to Sprint’s local communications business;

•	“AT&T” refers to AT&T Inc., successor to SBC Communications, Inc.; and

•	the terms “we,” “us” and “our” refer to RHD and all of its direct and indirect wholly owned subsidiaries.

R.H. Donnelley Corporation

Corporate overview

We are one of the nation’s largest Yellow Pages and online local commercial search companies, based on revenue, with 2007 revenues of approximately $2.7 billion. We publish and distribute advertiser content utilizing our own Dex brand and through Qwest, Embarq and AT&T. In 2007, we extended our Dex brand into our AT&T and Embarq markets to create a unified identity for advertisers and consumers across all of our markets. Our Dex brand is considered a leader in local search in the Qwest markets, and we expect similar success in the AT&T and Embarq markets. In each market, we also co-brand our products with the applicable highly recognizable brands of AT&T, Embarq or Qwest, which further differentiates our search solutions from others.

Our Triple Playtm integrated marketing solutions suite encompasses an increasing number of tools that consumers use to find the businesses that sell the products and services they need to manage their lives and businesses: print Yellow Pages directories, our proprietary DexKnows.comtm online search site and the rest of the Internet via Dex Search Marketing® tools. During 2007, our print and online solutions helped more than 600,000 national and local businesses in 28 states reach consumers who were actively seeking to purchase products and services. Our approximately 1,900 person sales force work on a daily basis to help bring these local businesses and consumers together to satisfy their mutual objectives utilizing our Triple Play products and services.

During 2007, we published and distributed print directories in many of the country’s most attractive markets including Albuquerque, Chicago, Denver, Las Vegas, Orlando, and Phoenix. Our print directories provide comprehensive local information to consumers, facilitating their active search for products and services offered by local merchants.

Our online products and services provide merchants with affordable additional methods to connect with consumers who are actively seeking to purchase products and services using the Internet. These powerful offerings not only distribute local advertisers’ content to our proprietary Internet Yellow Pages, or IYP, sites, but extend to other major online search platforms, including Google®, Yahoo!® and MSN®, providing additional qualified leads for our advertisers. Our marketing consultants help local businesses create an advertising strategy and develop a customized media plan that takes full advantage of our traditional media products, our IYP search engine site DexKnows.com, and our DexNet Internet marketing services, which include online profile creation for local businesses and broad-based distribution across the Internet through a network of Internet partners and relationships that host our local business listings and content and through search engine marketing, or SEM, and search engine optimization, or SEO, services, which we collectively refer to as Internet marketing.

This compelling set of Triple Play products and services, in turn, generates among the strongest returns for advertisers of any advertising media available today. This strong advertiser return positions RHD and its 1,900 person sales force as trusted advisors for marketing support and service in the local markets we serve.

Information about RHD

Our principal executive offices are located at 1001 Winstead Drive, Cary, North Carolina 27513, and our telephone number at that location is (919) 297-1600. RHD’s common stock is listed on The New York Stock Exchange under the symbol “RHD.” RHD’s predecessor corporation, The Dun & Bradstreet Corporation, or D&B, was incorporated in 1973 under Delaware law. RHD’s website is located at www.rhd.com. Information contained on RHD’s website is not part of this prospectus.

Recent developments

Recent refinancing activities

We have recently undertaken certain refinancing activities. These refinancing activities include the recently completed exchange offers of new 11.75% senior notes due 2015 of RHDI, which we refer to as the RHDI notes, for a portion of our outstanding 6.875% senior notes, 6.875% series A-1 senior discount notes, 6.875% series A-2 senior discount notes, 8.875% series A-3 senior notes and 8.875% series A-4 senior notes. We collectively refer to these exchange offers as the RHDI exchange offers. Upon settlement of the RHDI exchange offers, RHDI issued approximately $412.9 million of RHDI notes in exchange for approximately $47.7 million of 6.875% senior notes, approximately $31.2 million of series A-1 senior discount notes, approximately $99.5 million of series A-2 senior discount notes, approximately $151.2 million of series A-3 senior notes and approximately $264.7 million of series A-4 senior notes. The RHDI notes are guaranteed by RHD and by RHDI’s subsidiaries.

On June 6, 2008, we amended the RHDI credit facility to, among other things, amend the indebtedness and restricted payment covenants to allow for the issuance of the RHDI notes and related guarantees pursuant to the RHDI exchange offers, as well as modifications to pricing and financial covenants. In addition, RHDI extended, as part of the amendment, the maturity date of $100.0 million of its revolver to June 2011.

On June 6, 2008, the Dex Media West credit facility was refinanced. The new Dex Media West credit facility consists of a $130.0 million tranche A term loan maturing October 2013, a $950.0 million tranche B term loan maturing October 2014 and a $90.0 million revolving credit facility maturing October 2013; provided, however, that in each case, if $25.0 million of senior subordinated notes of Dex Media West are outstanding, then the term loans and revolving credit facility will be due three months prior to the maturity of such senior subordinated notes. In addition, the Dex Media West credit facility includes a $400.0 million uncommitted incremental facility under which borrowings may be incurred as additional revolving loans or additional term loans, provided that no more than $200.0 million of the proceeds of the incremental facility may be used for purposes other than refinancing certain outstanding debt of Dex Media West. The borrowings under the new Dex Media West credit facility were used to repay the existing borrowings under the Dex Media West credit facility and pay related fees and expenses incurred in connection therewith.

We will incur additional interest expense in connection with these refinancings.

The exchange offer

The exchange offer	We are offering to exchange approximately $1,235.3 million aggregate principal amount of our 8.875% series A-4 senior notes due 2017, which have been registered under the federal securities laws, for approximately $1,235.3 million aggregate principal amount of our outstanding unregistered 8.875% series A-4 senior notes due 2017, which were issued on October 2, 2007 and October 17, 2007, in private offerings.

You have the right to exchange your outstanding notes for exchange notes with substantially identical terms. In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes on or promptly after the expiration of the exchange offer.

Registration rights agreement	The outstanding notes were sold on October 2, 2007 and October 17, 2007, respectively, to a limited number of initial purchasers. At those times, we signed registration rights agreements with the representative of those initial purchasers that require us to conduct this exchange offer. This exchange offer is intended to satisfy our obligations set forth in the registration rights agreements. After the exchange offer is complete, you will not have any further rights under the registration rights agreements, including any right to require us to register any outstanding notes that you do not exchange or to pay you additional interest.

If you fail to exchange your outstanding notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing the notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Expiration date	The exchange offer will expire at 8:00 a.m., New York City time, on July 25, 2008, unless we decide to extend the expiration date. For additional information, see “The exchange offer — Expiration date; extensions; amendments.”

Conditions to the exchange offer	The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange. For additional information, see “The exchange offer — Conditions.”

We reserve the right, subject to applicable law, at any time and from time to time, but before the expiration of the exchange offer:

• to extend the expiration date of the exchange offer and retain all tendered outstanding notes subject to the right of tendering holders to withdraw their tender of outstanding notes;

• to terminate the exchange offer if specified conditions have not been satisfied; and

• to waive any condition or otherwise amend the terms of the exchange offer in any respect.

For additional information, see “The exchange offer — Expiration date; extensions; amendments.”

Procedure for tendering notes	If you wish to tender your outstanding notes for exchange, you must:

• complete and sign the enclosed letter of transmittal by following the related instructions; and

• send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent, either (1) with the outstanding notes to be tendered or (2) in compliance with the specified procedures for guaranteed delivery of the outstanding notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your letter of transmittal or certificates representing your outstanding notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. For additional information, see “The exchange offer — Exchange agent.”

Special procedures for beneficial owners	If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your outstanding notes pursuant to the exchange offer. For additional information, see “The exchange offer — Procedure for tendering.”

Withdrawal rights	You may withdraw the tender of your outstanding notes at any time before the expiration date of the exchange offer by delivering a written notice of your withdrawal to the exchange agent. You must also follow the withdrawal procedures as described under the heading “The exchange offer — Withdrawal of tenders.”

Federal income tax considerations	The exchange of outstanding notes for the exchange notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes. For additional information, see “Material U.S. federal income tax considerations.”

Resale of exchange notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the federal securities laws, provided that:

• you are acquiring the exchange notes in the ordinary course of business;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

• you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

• you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

• you are not one of our affiliates, as defined in Rule 405 of the Securities Act of 1933, or the Securities Act; and

• you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Our belief is based on interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the Staff would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws.

We do not and will not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see “Plan of distribution” and “The exchange offer — Resale of the exchange notes.”

Exchange agent	The exchange agent for the exchange offer is The Bank of New York. The address, telephone number and facsimile number of the exchange agent are set forth in “The exchange offer — Exchange agent” and in the letter of transmittal.

See “The exchange offer” for more detailed information concerning the exchange offer.

The exchange notes

The following summary contains basic information about the exchange notes and is not intended to be complete. For a more complete description of the terms of the notes, see “Description of notes.”

Obligor	R.H. Donnelley Corporation.

Exchange notes	Approximately $1,235.3 million aggregate principal amount of 8.875% series A-4 senior notes due 2017.

Maturity	The exchange notes mature on October 15, 2017.

Interest payment dates	The interest payment dates are April 15 and October 15 of each year, commencing on April 15, 2008. Interest will accrue from October 2, 2007, the date of the issuance of the initial notes.

Guarantees	The exchange notes will not be guaranteed.

Ranking	The exchange notes will be RHD’s senior unsecured obligations and will rank senior in right of payment to any of RHD’s future unsecured senior subordinated indebtedness and future subordinated indebtedness and equally in right of payment to RHD’s existing and future senior unsecured indebtedness, including the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes and the series A-3 senior notes. The exchange notes will be effectively subordinated in right of payment to all of RHD’s existing and future secured debt to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future liabilities (including trade payables) of each of RHD’s existing and future subsidiaries.

After giving effect to the RHDI exchange offers, the amendment of the RHDI credit facility and the refinancing of the Dex Media West credit facility, as of March 31, 2008 we would have had total debt on a consolidated basis of approximately $10.0 billion.

As of March 31, 2008, without giving effect to the RHDI exchange offers, the amendment of the RHDI credit facility and the refinancing of the Dex Media West credit facility, RHD had approximately $10,080.8 million of indebtedness on a consolidated basis, of which $1,500.0 million consisted of the outstanding notes, $300.0 million consisted of the outstanding 6.875% senior notes, $340.2 million consisted of the accreted value of the outstanding series A-1 senior discount notes, $615.4 million consisted of the accreted value of the outstanding series A-2 senior discount notes, $1,210.0 million consisted of the series A-3 senior notes, and a secured guarantee of $1,507.6 million of borrowings by RHDI under the RHDI credit facility. This amount does not include the secured guarantee by RHD of the remaining $174.7 million of additional commitments under the revolving portion of the RHDI credit facility, which we refer to as the RHDI revolving credit facility. The guarantees by RHD of borrowings under RHDI’s credit facility are secured by a pledge of all the stock RHD owns in RHDI and thus are effectively senior to the notes to the extent of the value of the assets securing such guarantees. As of March 31, 2008, RHD had no subordinated indebtedness. In addition, as of March 31, 2008, RHD, through Dex Media, had $4,607.5 million of indebtedness, of which $2,133.0 million was secured, and $190.0 million of additional availability under the Dex Media credit facilities. All of the indebtedness of RHDI, Dex Media and their subsidiaries is structurally senior to the exchange notes issued in this offering. On June 6, 2008, the RHDI credit facility was amended and the Dex Media West credit facility was refinanced. See “— Recent developments — Recent refinancing activities” for further information.

Optional redemption	We may redeem some or all of the exchange notes at any time prior to October 15, 2012 at a price equal to 100% of the principal amount of the exchange notes plus accrued and unpaid interest plus a “make-whole” premium. Thereafter, we may redeem the exchange notes in whole or in part. In addition, subject to certain conditions, we may also redeem up to 40% of the principal amount of the exchange notes at any time before October 15, 2010 with the proceeds of qualified equity offerings. However, we may only make such redemptions if, after the redemption of such amount, at least 60% of the aggregate principal amount of the notes issued remains outstanding. The redemption prices are discussed under the caption “Description of notes — Optional redemption.”

Mandatory offers to purchase	If we experience specific kinds of changes in control, holders of the exchange notes will have the right to require us to purchase their exchange notes, in whole or in part, at a price equal to 101% of the aggregate principal amount together with any accrued and unpaid interest to the date of purchase.

Certain asset dispositions will be triggering events which may require us to use the proceeds from those asset dispositions to make an offer to purchase the exchange notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 365 days to repay indebtedness (with a corresponding permanent reduction in commitment, if applicable) or to invest in capital assets related to our business or capital stock of a restricted subsidiary (as defined under the heading “Description of notes”).

Certain covenants	The indenture governing the exchange notes, among other things, restricts our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• pay dividends on, redeem or repurchase capital stock;

• make certain investments;

• enter into certain types of transactions with affiliates;

• expand into unrelated businesses;

• create liens;

• sell certain assets or merge with or into other companies; and

• designate subsidiaries as unrestricted subsidiaries.

The covenants contained in the indenture are subject to a number of important exceptions, limitations and qualifications. In addition, many of the covenants will be suspended if the exchange notes receive investment grade ratings from either the Standard & Poor’s Rating Group, a division of McGraw-Hill, Inc., or Moody’s Investor’s Service, Inc., and no default or event of default has occurred or is continuing under the indenture governing the exchange notes. See “Description of notes — Certain covenants.”

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk factors

You should read and consider carefully all the information set forth in this prospectus and, in particular, should evaluate the specific factors under the section “Risk factors” beginning on page 13 in deciding whether to exchange any outstanding notes for exchange notes.

Summary consolidated financial data

The following table shows summary consolidated financial data for RHD. The data as of and for each of the years in the three-year period ended December 31, 2007 were derived from our audited consolidated financial statements. The data as of and for the three months ended March 31, 2007 and 2008 were derived from RHD’s unaudited condensed consolidated financial statements. In the opinion of management, the unaudited financial information as of and for the three months ended March 31, 2007 and 2008 include all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the data for such periods. Detailed historical financial information is included elsewhere in this prospectus in the audited consolidated balance sheets as of December 31, 2006 and 2007, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2007, and the unaudited condensed consolidated balance sheet as of March 31, 2008 and the related unaudited condensed consolidated statements of operations and comprehensive (loss) income and cash flows for the three-month periods ended March 31, 2007 and 2008.

As a result of our acquisitions, the related financings and associated purchase accounting, our reported results in accordance with generally accepted accounting principles, or GAAP, are not comparable year over year in the periods presented below. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each of our acquisitions, including all directories published in the month the applicable acquisition was completed. Additionally, we commenced reporting the results of each acquired business upon the closing date of each acquisition. See the notes following the table below for a further description of these items.

Expenses previously presented as cost of revenues are presented as production, publication and distribution expenses (exclusive of depreciation and amortization) for the three months ended March 31, 2007 and 2008 to more appropriately reflect the nature of these costs. Certain prior period amounts included in our condensed consolidated statement of operations for the three months ended March 31, 2007 and consolidated statements of operations for the years ended December 31, 2005 and 2006 have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the condensed consolidated statements of operations and consolidated statements of operations. In prior periods, certain selling and support expenses were included in production, publication and distribution expenses in the condensed consolidated statement of operations for the three months ended March 31, 2007 and in cost of revenues in the consolidated statements of operations for the years ended December 31, 2005 and 2006 and others were included in general and administrative expenses. Additionally, beginning in the fourth quarter of 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenues to determine net revenues. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense for the three months ended March 31, 2007 and the years ended December 31, 2005 and 2006 to conform to the current period’s presentation. These reclassifications had no impact on operating income or net income (loss) for the three months ended March 31, 2007 or the years ended December 31, 2005 and 2006. The tables below summarize these reclassifications.

	Three Months Ended March 31, 2007
	As Previously
	Reported	Reclass	As Reclassified
	(Dollars in thousands)

Net revenues	$662,804	$(1,508)	$661,296
Production, publication and distribution expenses	$294,170	$(179,549)	$114,621
Selling and support expenses	$—	$178,236	$178,236
General and administrative expenses	$37,626	$(195)	$37,431

	Year Ended December 31, 2006
	As Previously
	Reported	Reclass	As Reclassified
	(Dollars in thousands)

Net revenue	$1,895,921	$3,376	$1,899,297
Cost of revenue	987,056	(645,004)	342,052
Selling and support expenses	—	656,014	656,014
General and administrative expenses	142,418	(7,634)	134,784

You should read the following summary financial data together with the information contained under the caption “Management’s discussion and analysis of financial condition and results of operations” and RHD’s consolidated financial statements, including the related notes, and the other information included in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,
	2005(1)	2006(2)	2007(3)	2007(3)	2008(3)
	(Dollars in thousands)			(Unaudited)
Statement of operations data:
Net revenue	$956,631	$1,899,297	$2,680,299	$661,296	$674,654
Goodwill impairment(4)	—	—	—	—	2,463,615
Operating income (loss)(5)	375,241	442,826	904,966	227,978	(2,237,606)
Net income (loss)	67,533	(237,704)	46,859	15,951	(1,623,111)
Income (loss) available to common shareholders	$(288,876)	$(208,483)	$46,859	$15,951	$(1,623,111)

	As of December 31,			As of March 31,
	2005(1)	2006(2)	2007(3)	2007	2008
	(Dollars in thousands)			(Unaudited)
Balance sheet data:
Total assets	$3,873,918	$16,147,468	$16,089,093	$15,978,274	$13,518,895
Long-term debt, including current maturities(6)(7)	3,078,849	10,403,152	10,175,649	10,199,404	10,080,846
Total shareholders’ (deficit) equity	(291,415)	1,820,756	1,822,736	1,859,536	183,004

	Year Ended December 31,					Three Months Ended March 31,
	2005(1)		2006(2)	2007(3)		2007		2008
	(Dollars in thousands)					(Unaudited)
Statement of cash flow data:
Net cash provided by (used in):
Operating activities	$392,052		$768,309	$691,809		$143,752		$99,936
Investing activities	(38,055)		(1,980,009)	(409,072)		(15,620)		(5,800)
Financing activities	(356,959)		1,360,156	(392,910)		(209,720)		(110,311)
Other financial data:
Capital expenditures	$31,605		$78,543	$77,470		$13,120		$10,118
EBITDA(8)	460,387		766,447	1,368,072		331,008		344,272
Interest expense, net(9)	264,532		765,055	830,892		201,615		195,874
Ratio of earnings to fixed charges(10)	1.4	x	—	1.1	x	1.1	x	—

(1)	Financial data includes the results of the directory publishing business of AT&T in Illinois and northwest Indiana, which we refer to as the AT&T Directory Business, which was acquired on September 1, 2004. For the year ended December 31, 2005, net revenue, net income and (loss) income available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by the acquired AT&T Directory Business prior to the acquisition. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of these items.

(2)	Financial data for the year ended December 31, 2006 includes the results of Dex Media commencing February 1, 2006. Net revenue, net loss and loss available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by Dex Media prior to the Dex Media merger. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of these items.

(3)	On August 23, 2007, we acquired Business.com, Inc., a leading business search engine and directory and performance based advertising network. Business.com now operates as a direct, wholly-owned subsidiary of RHD, and the results of Business.com have been included in RHD’s consolidated results commencing August 23, 2007. Therefore, our consolidated results for the year ended December 31, 2007 and three months ended March 31, 2008 include the results of Business.com from its date of acquisition, with no comparable results for the three months ended March 31, 2007.

(4)	As a result of the decline in the trading value of our debt and equity securities during the three months ended March 31, 2008 and continuing negative industry and economic trends that have directly affected our business, we performed impairment tests as of March 31, 2008 of our goodwill and definite-lived intangible assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142 Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, respectively. We used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth and customer attrition levels.

The impairment test of our definite-lived intangible assets was performed by comparing the carrying amount of our intangible assets to the sum of their undiscounted expected future cash flows. In accordance with SFAS No. 144, impairment exists if the sum of the undiscounted expected future cash flows is less than the carrying amount of the intangible asset, or its related group of assets. Our testing results of our definite-lived intangible assets indicated no impairment as of March 31, 2008. No impairment losses were recorded related to our definite-lived intangible assets during the three months ended March 31, 2008 and 2007.

Our impairment test for goodwill involved a two step process. The first step involved comparing our fair value with the carrying amount of our assets and liabilities, including goodwill. Our fair value was determined using a market-based approach, which reflects the market value of our debt and equity securities as of March 31, 2008. As a result of our testing, we determined that our fair value was less than the carrying amount of our assets and liabilities, requiring us to proceed with the second step of the goodwill impairment test. In the second step of the testing process, the impairment loss is determined by comparing the implied fair value of our goodwill to the recorded amount of goodwill. The implied fair value of goodwill is derived from a discounted cash flow analysis using a discount rate that results in the present value of assets and liabilities equal to the current fair value of our debt and equity securities. Based upon this analysis, we recognized a non-cash impairment charge of $2.5 billion during the three months ended March 31, 2008.

No such impairment losses were recorded related to our goodwill during the three months ended March 31, 2007.

If the trading value of our debt and equity securities further declines, we will be required to again assess the fair values of our assets and liabilities and could conclude that goodwill and other long-lived assets are further impaired, which would result in additional impairment charges. In addition, if economic conditions in certain markets do not improve, we will be required to assess the recoverability of long-lived and intangible assets, which could result in additional impairment charges.

(5)	On January 1, 2006, we adopted the provisions of SFAS No. 123 (R), Share-Based Payment, and recorded non-cash stock-based compensation totaling $43.3 million and $39.0 million for the years ended December 31, 2006 and 2007, respectively.

(6)	In connection with the Dex Media merger on January 31, 2006, we incurred a significant amount of debt. Therefore, our debt balances at the end of 2006 were higher than in prior periods.

(7)	Long-term debt, including current maturities, increased due to fair value adjustments required by GAAP as a result of the Dex Media merger, commencing on January 31, 2006. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of adjustments required by GAAP as a result of the Dex Media merger.

(8)	EBITDA represents earnings before interest, taxes and depreciation and amortization. EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income or net income prepared in conformity with GAAP. EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is a common measure presented by many public companies as a means to evaluate underlying operating performance and to assess their respective debt service capabilities. Management believes that EBITDA more accurately reflects the underlying results of operations and thus presents more useful profitability and debt service capacity information for investors. The most comparable GAAP measure for EBITDA is net income. The reconciliation of net income (loss) to EBITDA is presented below.

	Years Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
	(Dollars in thousands)			(unaudited)
Statement of operations data:
Net income (loss)	$67,533	$(237,704)	$46,859	$15,951	$(1,623,111)
Plus goodwill impairment	—	—	—	—	2,463,615
Plus interest expense, net	264,532	765,055	830,892	201,615	195,874
Plus tax provision (benefit)	43,176	(84,525)	29,033	10,412	(810,369)
Plus depreciation and amortization	85,146	323,621	463,106	103,030	118,263
Less non-operating income	—	—	(1,818)	—	—

Total EBITDA	$460,387	$766,447	$1,368,072	$331,008	$344,272

EBITDA reflects non-cash stock-based compensation expense totaling $43.3 million and $39.0 million for the years ended December 31, 2006 and 2007, respectively, and $13.9 million and $10.8 million for the three months ended March 31, 2007 and 2008, respectively.

The following table summarizes the total effect on EBITDA as a result of purchase accounting related to our acquisitions. The amounts presented below represent total incremental net revenue and expenses (other than depreciation and amortization) for the respective periods which would have been reported absent purchase accounting, assuming each acquisition occurred at the beginning of the year it was consummated. In addition, under the caption “Management’s discussion and analysis of financial condition and results of operations — Year ended December 31, 2006 compared to Year Ended December 31, 2005 — Non-GAAP measures — Adjusted pro forma and combined adjusted amounts,” management has presented further combined adjusted information for the year ended December 31, 2005, which includes the adjustments presented below and Dex Media’s reported GAAP net revenue of $1,658.4 million and expenses (other than depreciation and amortization) of $757.2 million for the year ended December 31, 2005. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of these items.

	Years Ended December 31,
	2005	2006
	(Dollars in thousands)
Effect of purchase accounting on:
Net revenue	$84,974	$789,208
Expenses (other than depreciation and amortization)	(49,851)	108,865

Total effect on EBITDA	$134,825	$680,343

(9)	Interest expense, net increased for the year ended December 31, 2007 primarily due to call premium payments of $71.7 million and write-off of unamortized deferred financing costs of $16.8 million associated with the refinancing transactions conducted during the fourth quarter of 2007. The increase in net interest expense is also attributable to recognizing a full period of interest expense related to the outstanding debt incurred in connection with the Dex Media merger and the repurchase of the remaining 100,301 shares of our outstanding preferred stock from investment partnerships affiliated with The Goldman Sachs Group, Inc., or the GS Funds, for $336.1 million in cash, including accrued cash dividends and interest, which we refer to the GS Repurchase, as well as debt assumed in the Dex Media merger. The decrease in net interest expense for the three months ended March 31, 2008 compared to the three months ended March 31, 2007 was primarily due to a decrease in outstanding debt and lower interest rates associated with our refinancing transactions conducted during the fourth quarter of 2007, as well as lower interest rates on our variable rate debt during the period.

In conjunction with the Dex Media merger and as a result of purchase accounting required under GAAP, we recorded Dex Media’s debt at its fair value on January 31, 2006. We recognize an offset to interest expense in each period for the amortization of the corresponding fair value adjustment over the life of the respective debt. The offset to interest expense was $92.1 million for the year ended December 31, 2007, compared to $26.4 million for the year ended December 31, 2006. The offset to interest expense for the year ended December 31, 2007 includes $62.2 million related to the redemption of Dex Media East’s outstanding 9.875% senior notes and 12.125% senior subordinated notes on November 26, 2007. The offset to interest expense was $7.6 million and $4.3 million for the three months ended March 31, 2007 and 2008, respectively. The decline in the amortization of the fair value adjustment for the three months ended March 31, 2008 was directly attributable to our refinancing transactions conducted during the fourth quarter of 2007.

(10)	The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of computing the ratio of earnings to fixed charges:

•	earnings consist of (a) income from continuing operations before income from equity investments in partnerships and income taxes, (b) fixed charges and (c) cash distributions from partnership investments; and

•	fixed charges consist of (a) interest on debt, (b) amortization of debt issuance costs and (c) one-third of operating rental expense, which management believes is representative of the interest component of rent expense.

Due to our losses in the three months ended March 31, 2008 and in the year ended December 31, 2006, the ratio was less than 1:1 for these periods. We would have had to generate additional earnings of $2,433.5 million and $322.2 million to achieve a coverage ratio of 1:1 for the three months ended March 31, 2008 and the year ended December 31, 2006, respectively.

The historical financial statements of RHD include the effects of purchase accounting associated with prior business combinations made by us, which decreased the amount of revenue and related costs recognized in the twelve-month periods subsequent to each of the acquisitions.

Risk factors

In considering whether to exchange any outstanding notes for exchange notes, you should carefully consider all the information included in this prospectus. In particular, you should carefully consider the risk factors described below, which include risk factors applicable to our business as well as risks related to the notes.

Risks relating to our business

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of debt and significant debt service obligations due in large part to the financings related to the Dex Media merger, the acquisition of the Embarq Directory Business, which we refer to as the Embarq Directory Acquisition, and the acquisition of the AT&T Directory Business, including AT&T’s interest in The DonTech II Partnership, or DonTech, which we collectively refer to as the AT&T Directory Acquisition. After giving effect to the RHDI exchange offers, the amendment of the RHDI credit facility and the refinancing of the Dex Media West credit facility, as of March 31, 2008, we would have had total outstanding debt of approximately $10.0 billion (including fair value adjustments required by GAAP as a result of the Dex Media merger) and had $364.7 million available under the revolving portion of various credit facilities of our subsidiaries.

As a result of our significant amount of debt and debt service obligations, we face increased risks regarding, among other things, the following:

•	our ability to obtain additional financing in excess of the borrowing capacity under the revolving portions of the various credit facilities of our subsidiaries on satisfactory terms to fund working capital requirements, capital expenditures, acquisitions, investments, debt service requirements, stock repurchases, dividends and other general corporate requirements is limited;

•	we are more vulnerable to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that may be less leveraged;

•	we face increased exposure to rising interest rates as a portion of our debt is at variable interest rates;

•	we have reduced availability of cash flow to fund working capital requirements, capital expenditures, acquisitions or other strategic initiatives, investments and other general corporate requirements because a substantial portion of our cash flow is needed to service our debt obligations;

•	we have limited flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	the agreements governing our debt substantially limit our ability to access the cash flow and value of our subsidiaries and, therefore, to make payments on our notes and the notes of our subsidiaries;

•	our ability to borrow additional funds or refinance existing indebtedness may be limited; and

•	there could be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

Our ability to pay principal and interest on our debt obligations will depend upon our future operating performance and our ability to refinance debt. If we are unable to service our debt and fund our business, we may be forced to reduce or delay capital expenditures, defer or refuse to pursue certain strategic initiatives, defer or forgo potential dividends or share repurchases, seek additional debt financing or equity capital, restructure or refinance our debt or sell assets. We may not be able to obtain additional financing, refinance existing debt or sell assets on satisfactory terms or at all. Furthermore, the debt under our subsidiaries’ credit facilities bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

The terms of our existing debt may adversely affect our operations and our ability to fulfill our obligations under the notes.

The indentures governing our existing notes and the notes of our subsidiaries and the agreements governing our subsidiaries’ credit facilities include a number of significant restrictive covenants. These covenants could adversely affect us by limiting our ability to obtain funds from our subsidiaries, to plan for or react to market conditions or to otherwise meet our capital needs. These covenants, among other things, restrict our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock, which in the case of our restricted subsidiaries could adversely affect the ability of RHD to satisfy its obligations under the notes (for more information, see the risk factor entitled “RHD is a holding company with no material assets other than the stock of its subsidiaries, and will not be able to service the notes unless it is able to receive distributions from these subsidiaries, which distributions may be subject to restrictions under the agreements governing the indebtedness of these subsidiaries” below in this prospectus);

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	in the case of the indenture governing the RHDI notes, enter into agreements that restrict dividends to RHDI and its restricted subsidiaries;

•	designate subsidiaries as unrestricted subsidiaries; and

•	enter into guarantees of debt.

In addition, our subsidiaries’ credit facilities include other and more restrictive covenants and limit our ability to prepay our notes while borrowings under the credit facilities are outstanding.

Our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could require us to repay these borrowings before their scheduled due dates. If we were unable to make this repayment or otherwise refinance these borrowings, the lenders under the RHDI credit facility could foreclose on the stock of RHDI and substantially all of RHDI’s and its subsidiaries’ assets, and the lenders under the Dex Media credit facilities could foreclose on the stock of Dex Media East and Dex Media West and on substantially all of the assets of Dex Media East and Dex Media West and their respective subsidiaries. RHD has pledged the stock of RHDI, and RHDI and RHDI’s direct and indirect existing and future subsidiaries have pledged substantially all of their assets as collateral under the RHDI credit facility. The Dex Media credit facilities are secured by Dex Media’s pledge of the stock of Dex Media East and Dex Media West as well as substantially all of the assets of Dex Media East and Dex Media West and their direct and indirect existing and future subsidiaries. In addition, these lenders could elect in the event of default to declare all amounts borrowed under our subsidiaries’ credit facilities, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indentures governing our and our subsidiaries’ notes. If we were unable to refinance these borrowings on favorable terms, our results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including higher interest rates and more restrictive covenants. The instruments governing the terms of any future refinancing of any borrowings are likely to contain similar restrictive covenants.

Servicing our debt obligations requires a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to satisfy our debt service obligations depends, among other things, upon our future operating performance and our ability to refinance debt when necessary. Each of these factors largely depends on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail anticipated revenue growth and operating improvements. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. Our business may not generate sufficient cash flow to satisfy our debt service obligations, and we may not be able to obtain funding sufficient to do so. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We face significant competition that may reduce our market share and harm our financial performance.

The U.S. directory advertising industry is highly competitive and we operate in our markets with significant competition. In nearly all markets, we compete with one or more Yellow Pages directory publishers, which are predominantly independent publishers, such as Yellow Book, the U.S. business of Yell Group Ltd., and White Directory Publishing Inc. In the past, many of these independent publishers were small, undercapitalized companies that had minimal impact on our business. However, over the past five years, Yellow Book and several other regional competitors have become far more aggressive and have grown their businesses dramatically, both through acquisition and expansion into new markets. We compete with Yellow Book in the majority of our markets. In some markets, we also compete with other incumbent publishers, such as Idearc Inc., the directory business formerly affiliated with Verizon Communications Inc., and AT&T, including the former Bell South Publishing and Advertising business recently acquired by AT&T, in overlapping and adjacent markets.

Virtually all independent publishers compete aggressively on price to increase market share. This may affect our pricing or revenues in the future. Due to the recent economic environment and trends in our industry, we experienced a decline in advertising sales in the first quarter of 2008, and we expect this trend to continue throughout 2008.

Some of the incumbent and independent publishers with which we compete are larger than we are and have greater financial resources than we have. Although we may have limited market overlap with incumbent publishers relative to the size of our overall footprint, we may not be able to compete effectively with these publishers for advertising sales in these limited markets. In addition, incumbent and independent publishers may commit more resources to certain markets than we are able to commit, thus limiting our ability to compete effectively with these publishers in these areas for advertising sales. Similarly, we may face increased competition from these companies or others (including private equity firms) for acquisitions in the future.

We also compete for advertising sales with other traditional media, including newspapers, magazines, radio, direct mail, telemarketing, billboards and television. Many of these other traditional media competitors are larger than we are and have greater financial resources than we have. We may not be able to compete effectively with these companies for advertising sales or acquisitions in the future.

The Internet has also emerged as an attractive medium for advertisers. Advances in technology have brought and likely will continue to bring new competitors, new products and new channels to the industry, including increasing use of electronic delivery of traditional directory information and electronic search engines/services. The Yellow Pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users’ preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce results in new technologies being developed and services being provided that compete with our traditional products and services. National search companies such as Google and Yahoo! are focusing and placing a high priority on local commercial search initiatives. Our growth and future financial performance may depend on our ability to develop and market new products and services and utilize new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices. We may not be able to respond successfully to any such developments.

Directory publishers, including us, have increasingly bundled online advertising with their traditional print offerings in an attempt to increase advertiser value, increase customer retention and enhance total usage. We compete through our IYP sites with the Internet Yellow Pages directories of independent and other incumbent directory publishers, and with other Internet sites, including those available through wireless applications, that provide classified directory information, such as YellowPages.com, Switchboard.com, Superpages.com and Citysearch.com, and with search engines and portals, such as Yahoo!, Google, MSN and others. We may not be able to compete effectively with these other companies, some of which may have greater resources than we do, for advertising sales or acquisitions in the future. Our Internet strategy and our business may be adversely affected if major search engines build local sales forces or otherwise begin to more effectively reach small local businesses for local commercial search services.

Our ability to provide Internet marketing solutions to our advertisers is dependent upon relationships with major Internet search companies. Loss of key relationships or changes in the level of service provided by these search companies could impact performance of our Internet marketing solutions. The success of our relationships with Internet search companies also depends on the compatibility of our technologies, and we have in the past, and may in the future, experience difficulties in this regard. Many of these Internet search companies are larger than we are and have greater financial resources than we have. We may not be able to compete effectively with these companies for advertising sales or acquisitions in the future, particularly should Internet-based advertising sales become increasingly accessible to small- and medium-sized businesses, or SMEs. In addition, Internet marketing services are provided by many other competitors within the territory we service and our advertisers could choose to work with other, sometimes larger providers of these services, or with search engines directly.

Competition from other Yellow Pages publishers, other forms of traditional media and the Internet may affect our ability to attract and retain advertisers and to increase advertising rates.

In addition, the market position of telephone utilities, including those with which we have relationships, may be adversely impacted by the Telecommunications Act of 1996, which we refer to as the Telecommunications Act and which effectively opened local telephone markets to increased competition. In addition, Federal Communication Commission rules regarding local number portability, advances in communications technology (such as wireless devices and voice over Internet protocol) and demographic factors (such as potential shifts in younger generations away from wire line telephone communications towards wireless or other communications technologies) may further erode the market position of telephone utilities, including Qwest, Embarq and AT&T. As a result, it is possible that Qwest, Embarq and AT&T will not remain the primary local telephone service provider in their local service areas. If Qwest, Embarq or AT&T were no longer the primary local telephone service provider in any particular local service area, our license to be the exclusive publisher in that market and to use the incumbent local exchange carrier, or ILEC, brand name on our directories in that market may not be as valuable as we presently anticipate, and we may not realize some of the existing benefits under our commercial arrangements with Qwest, Embarq or AT&T.

We could be materially adversely affected by declining usage of printed Yellow Pages directories and changes in technology.

Overall references to print Yellow Pages directories in the United States have gradually declined from 15.1 billion in 2002 to 13.4 billion in 2006 according to the YPA Industry Usage Study. We believe this decline was primarily a result of increased usage of Internet-based directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the Yellow Pages. We believe this decline was also a result of demographic shifts among consumers, particularly the increase of households in which English was not the primary language spoken. We believe that over the next several years, references to print Yellow Pages directories may continue to decline as users may increasingly turn to digital and interactive media delivery devices for local commercial search information. Recently the usage of Internet-based directory products has increased more rapidly. These trends have, in part, resulted in organic advertising sales declining in recent years, and we expect these trends to continue in 2008.

Any decline in usage could:

•	impair our ability to maintain or increase our advertising prices;

•	cause businesses that purchase advertising in our Yellow Pages directories to reduce or discontinue those purchases; and

•	discourage businesses that do not purchase advertising in our Yellow Pages directories from doing so.

Although we believe that, over time, declines in the usage of our printed directories will be offset in part by an increase in usage of our Internet-based directories, we cannot assure you that such increase in usage will result in equivalent revenue or profits as revenues and margins currently associated with Internet-based directories tend to be lower than print directories. For example, the margins that Business.com has realized tend to be lower than our print directories. Any of the factors that may contribute to a decline in usage of our print directories, or a combination of them, could impair our revenues and have a material adverse effect on our business.

The directory advertising industry is subject to changes arising from developments in technology, including information distribution methods and users’ technological preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our products and services. National search companies such as Google and Yahoo! are focusing and placing a high priority on local commercial search initiatives. As a result of these factors, our growth and future financial performance may depend on our ability to develop and market new products and services and utilize new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices. We may not be able to provide services over the Internet successfully or compete successfully with other Internet-based directory services. In addition, if we fail to anticipate or respond adequately to changes in technology and user preferences or are unable to finance the capital expenditures necessary to respond to such changes, our results of operations or financial condition could be materially adversely affected.

We have been required to recognize impairment charges against our goodwill, and we may be required to recognize additional impairment charges against goodwill or intangible assets in the future.

At March 31, 2008, the net carrying value of our intangible assets and goodwill totaled approximately $11.1 billion and $660.2 million, respectively. Our intangible assets are subject to impairment testing in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, and our goodwill is subject to impairment tests in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We review the carrying value of our intangible assets and goodwill for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant negative industry or economic trends, including the market price of our common stock or the fair value of our debt, disruptions to our business, unexpected significant changes or planned changes in the use of the intangible assets, and mergers and acquisitions could result in an impairment charge for any of our intangible assets, goodwill or other long-lived assets.

During the year ended December 31, 2007, we recognized an impairment charge of $20.0 million associated with the tradenames acquired in the Embarq Directory Acquisition. This impairment charge resulted from a change in our branding strategy to utilize a new Dex market brand for all of our print and online products across our entire footprint and discontinued use of the tradenames acquired in the Embarq Directory Acquisition. This impairment charge was determined using the relief from royalty valuation method and is included within depreciation and amortization expense on the consolidated statement of operations for the year ended December 31, 2007.

As a result of the decline in the trading value of our debt and equity securities during the three months ended March 31, 2008 and continuing negative industry and economic trends that have directly affected our business, we performed impairment tests as of March 31, 2008 of our goodwill and definite-lived intangible assets in accordance with SFAS No. 142 and SFAS No. 144, respectively. We used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth and customer attrition levels. As a result of this testing, we recorded a $2.5 billion non-cash, pre-tax charge associated with goodwill impairment in the first quarter of 2008.

If the trading value of our debt and equity securities continues to decline, we will be required to assess the fair values of the assets and liabilities of RHD and could conclude that goodwill is impaired, which would result in additional impairment charges in 2008. In addition, if economic conditions in certain of our markets do not improve, we will be required to assess the recoverability of long-lived and intangible assets, which could result in additional impairment charges. Any additional impairment charge related to our intangible assets, other long-lived assets or goodwill could have a significant effect on our financial position and results of operations in the periods recognized.

We are in the process of upgrading and modernizing our information technology systems and we may not be able to realize the expected benefits as we planned.

We are in the process of upgrading and modernizing our legacy Amdocs process management infrastructure to the Amdocs’ iGen platform, an integrated, Web-based, fully scalable set of business applications. While we expect this modernization effort to permit the advancement of our digital local commercial search and integrated media strategy by more effectively and efficiently capturing and organizing our local market content, the modernization effort is complicated and dependent upon certain integration activities associated with the Dex Media merger being successfully accomplished in a timely manner. The modernization effort is not expected to be fully implemented until the second half of 2008. During the modernization effort we may experience a disruption to our business. We cannot assure you that any disruption caused by the modernization effort will not materially adversely affect our business. In addition, we expect to incur capital expenditures in connection with this modernization effort, which are relatively higher than our historical levels of capital expenditures, and which represent funds that would otherwise have been available to repay debt or for other strategic or general corporate purposes. For example, we incurred greater than expected costs in connection with our recently completed upgrade of our Embarq brand to the Amdocs’ iGen platform and expect to incur similar costs in connection with the upgrade of our remaining brands in 2008.

Achieving certain of the cost savings and other benefits we expect from the Dex Media merger will depend in large part on the successful implementation of the new iGen platform and related modernization improvements. Failure to realize these benefits could have an adverse effect on our business, results of operations or financial condition.

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or, in the future, new systems could impair our collection, processing or storage of data and the day-to-day management of our business. This could have a material adverse effect on our business, financial condition and results of operations. Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us, a natural disaster or other unanticipated problems that lead to the corruption or loss of data at our facilities could have a material adverse effect on our business, financial condition and results of operations.

Adverse outcomes resulting from bankruptcy proceedings against Qwest, Embarq or AT&T during the term of the commercial arrangements could adversely affect our financial results.

Qwest is currently highly leveraged and has a significant amount of debt service obligations over the near term and thereafter. In addition, Qwest has faced and may continue to face significant liquidity issues as well as issues relating to its compliance with certain covenants contained in the agreements governing its indebtedness. Based on Qwest’s public filings and announcements, Qwest has taken measures to improve its near-term liquidity and covenant compliance. However, Qwest still has a substantial amount of indebtedness outstanding and substantial debt service requirements. Consequently, it may be unable to meet its debt service obligations without obtaining additional financing or improving operating cash flow. Embarq is a relatively new public company with a significant amount of debt that could suffer some of these same liquidity and debt service issues. While AT&T is presently a stronger company financially than either Qwest or Embarq, due to the long term nature of our agreements with them, it is possible that they could suffer similar financial issues during the term of our agreements with them.

Accordingly, we cannot assure you that any of our telecommunications partners will not ultimately seek protection under U.S. bankruptcy laws. In any such proceeding, our agreements with Qwest, Embarq and AT&T, and our respective rights and the respective ability to provide the services under those agreements, could be materially adversely impacted.

For example:

•	Any of them, or a trustee acting on their behalf, could seek to reject our agreements with them as “executory” contracts under U.S. bankruptcy law, thus allowing them to avoid their obligations under such contracts. Loss of substantial rights under these agreements could effectively require us to operate our business as an independent directory business, which could have a material adverse effect on us.

•	Any of them, or a trustee acting on their behalf, could seek to sell certain of their assets, including the assets relating to their local telephone business, to third parties pursuant to the approval of the bankruptcy court. In such case, the purchaser of any such assets might be able to avoid, among other things, our rights under the respective directory service license and publishing agreements, trademark license agreements and non-competition agreements with our telecommunications partners.

•	In the case of Qwest, we may have difficulties obtaining the funds collected by Qwest on our behalf pursuant to the billing and collection service agreements at the time such proceeding is instituted, although pursuant to such agreements, Qwest prepares settlement statements ten times per month for each state in the Dex Media states summarizing the amounts due to Dex Media East and Dex Media West and purchases Dex Media East’s and Dex Media West’s accounts receivable billed by it within approximately nine business days following such settlement date. Further, if Qwest continued to bill our customers pursuant to the billing and collection services agreement following any such bankruptcy filing, customers of Qwest may be less likely to pay on time, or at all, bills received, including the amount owed to us.

If one or more of these agreements were rejected, the applicable agreement may not be specifically enforceable, in which case we would have only an unsecured claim for damages against Qwest, Embarq or AT&T, as the case may be, for the breach of contract resulting from the rejection. If the applicable directory services license or publishing agreement were rejected, we would, among other things, no longer be entitled to be the exclusive official publisher of telephone directories in the affected markets. We could also lose our right to use the applicable telephone company’s name and logo, and to enforce the provisions of the applicable agreements under which we have the right to license trademarks of successor local exchange carriers in our local markets. If the applicable non-competition agreement were rejected and specific enforcement were not available, Qwest, Embarq or AT&T, as the case may be, would, among other things, no longer be precluded from publishing print telephone directories or selling certain advertising in the affected markets. The loss of any rights under any of these arrangements with Qwest, Embarq or AT&T may have a material adverse effect on our financial condition or results of operations.

The loss of any of our key agreements with Sprint, Embarq, AT&T or Qwest could have a material adverse effect on us.

In connection with our acquisitions, we entered into non-competition agreements with each of Sprint, Embarq and AT&T, and in connection with the Dex Media merger, we assumed a non-competition agreement from Qwest. The Qwest non-competition agreement prohibits Qwest from selling directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex Media states in which Qwest provided local telephone service as of November 8, 2002 that are directed primarily at customers in those geographic areas. The Sprint non-competition agreement prohibits Sprint in the markets where Sprint provided local telephone service at the time of the Embarq Directory Acquisition from selling local directory advertising or producing, publishing and distributing print directories, with certain limited exceptions. This non-compete agreement survived Sprint’s spin-off of the Embarq business. The Embarq non-competition agreement prohibits Embarq in the markets where Sprint provided local telephone service at the time of the Embarq Directory Acquisition from selling local directory advertising or producing, publishing and distributing print directories, with certain limited exceptions. The AT&T non-competition agreement prohibits AT&T from producing, publishing and distributing print directories in Illinois and Northwest Indiana, from selling local or national directory advertising in such directories and from selling local Internet Yellow Pages advertising for certain Internet Yellow Pages directories (or from licensing certain AT&T marks to a third party for that purpose), subject to limited exceptions.

However, under state and federal law, a covenant not to compete is only enforceable:

•	to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;

•	if it does not unreasonably restrain the party against whom enforcement is sought; and

•	if it is not contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce either the Qwest, Sprint, Embarq or AT&T’s covenants not to compete against us during the term of the respective non-competition agreement. If a court were to determine that the non-competition agreement is unenforceable, Qwest, Sprint, Embarq or AT&T, as the case may be, could compete directly against us in the previously restricted markets. Our inability to enforce the non-competition agreement with Qwest, Sprint, Embarq or AT&T could have a material adverse effect on our financial condition or results of operations.

Our commercial arrangements with each of Qwest, Embarq and AT&T have an initial term of 50 years, subject to specified automatic renewal and early termination provisions. These commercial arrangements may be terminated by our counterparty prior to their stated term under certain specified circumstances, some of which at times may be beyond our reasonable control and/or which may require extraordinary efforts or the incurrence of material excess costs on our part in order to avoid breach of the applicable agreement. It is possible that these arrangements will not remain in place for their full stated term or that we may be unable to avoid all potential breaches of or defaults under these commercial arrangements. Further, any remedy exercised by Qwest, Embarq or AT&T, as the case may be, under any of these arrangements could have a material adverse effect on our financial condition or results of operations.

Future changes in directory publishing obligations in Qwest and AT&T markets and other regulatory changes may increase our costs.

Pursuant to our publishing agreement with Qwest, we are required to discharge Qwest’s regulatory obligation to publish White Pages directories covering each service territory in the 14 Dex Media states where it provided local telephone service as the incumbent service provider as of November 8, 2002. If the staff of a state public utility commission in a Dex Media state were to impose additional or changed legal requirements in any of Qwest’s service territories with respect to this obligation, we would be obligated to comply with these requirements on behalf of Qwest, even if such compliance were to increase our publishing costs. Pursuant to the publishing agreement, Qwest will only be obligated to reimburse us for one half of any material net increase in our costs of publishing directories that satisfy Qwest’s publishing obligations (less the amount of any previous reimbursements) resulting from new governmental legal requirements, and this obligation will expire on November 7, 2009. Our competitive position relative to competing directory publishers could be adversely affected if we are not able to recover from Qwest that portion of our increased costs that Qwest has agreed to reimburse and, moreover, we cannot assure you that we would be able to increase our revenue to cover any unreimbursed compliance costs.

Pursuant to the directory services license agreement with AT&T, we are required to discharge AT&T’s regulatory obligation to publish White Pages directories covering each service territory in the Illinois and Northwest Indiana markets for which we acquired the AT&T Directory Business. If the staff of a state public utility commission in Illinois or Indiana were to impose additional or change legal requirements in any of these service territories with respect to this obligation, we would be obligated to comply with these requirements on behalf of AT&T, even if such compliance were to increase our publishing costs. Pursuant to the directory services agreement, AT&T will generally not be obligated to reimburse us for any increase in our costs of publishing directories that satisfy AT&T’s publishing obligations. Our results of operations relative to competing directory publishers could be adversely affected if we are not able to increase our revenues to cover any such compliance costs.

Our directory services license agreement with Embarq generally provides that Embarq will reimburse us for material increases in our costs relating to our complying with Embarq’s directory publishing obligations in our Embarq markets.

As the Internet Yellow Pages directories industry develops, specific laws relating to the provision of Internet services and the use of Internet and Internet-related applications may become relevant. Regulation of the Internet and Internet-related services is itself still developing both formally by, for instance, statutory regulation, and also less formally by, for instance, industry self regulation. If our regulatory environment becomes more restrictive, including by increased Internet regulation, our profitability could decrease.

Our operations, as well as the properties that we own and lease for our business, are subject to stringent laws and regulations relating to environmental protection. Our failure to comply with applicable environmental laws, regulations or permit requirements, or the imposition of liability related to waste disposal or other matters arising under these laws, could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury or requirements to clean up property or other remedial actions. Some of these laws provide for “strict liability,” which can render a party liable for environmental or natural resource damage without regard to negligence or fault on the part of the party.

In addition, new laws and regulations (including, for example, limiting distribution of print directories), new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures or could lead us to suffer declines in revenues. For example, “opt out” legislation has been proposed in certain states where we operate that would allow consumers to opt out of the delivery of print yellow pages. Although to date, this proposed legislation has not been signed into law in any of the states where we operate, we cannot assure you that similar legislation will not be passed in the future. If such legislation were to become effective, it could have a material adverse effect on the usage of our products and, ultimately, our revenues. Depending on the consistency of the legislation if adopted in multiple jurisdictions, it could materially increase our operating costs in order to comply. We are adopting voluntary measures to permit consumers to share with us their preferences with respect to the delivery of our various print and digital products. If a large number of consumers advise us that they do not desire delivery of our products, the usage of our products and, ultimately, our revenues could materially decline, which may have an adverse effect on our financial condition and results of operations.

Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by our reliance on, and our extension of credit to, small- and medium-sized businesses.

Approximately 85% of our directory advertising revenue is derived from selling advertising to SMEs. In the ordinary course of our Yellow Pages publishing business, we extend credit to these advertisers for advertising purchases. SMEs, however, tend to have fewer financial resources and higher failure rates than large businesses, especially during a downturn in the general economy. The proliferation of very large retail stores may continue to harm SMEs. We believe these limitations are significant contributing factors to having advertisers in any given year not renew their advertising in the following year. In addition, full or partial collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to SMEs. For the year ended December 31, 2007, our bad debt expense represented approximately 3.0% of our net revenue.

Our dependence on third-party providers of printing, distribution, delivery and IT services could materially adversely affect us.

We depend on third parties for the printing and distribution of our respective directories. We also rely on the services of Amdocs contractors for IT, development and support services related to our directory publishing business. We must rely on the systems of our third-party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform our work. A failure in the systems of one of our third-party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel, could have a material adverse effect on our business, results of operations and financial condition.

Our directories are printed through our long-standing relationship with printing vendor R.R. Donnelley & Sons Company, or R. R. Donnelley, as well as with Quebecor, Inc., or Quebecor. In general, R.R. Donnelley prints all AT&T and Embarq directories and larger, higher-circulation Qwest directories, whereas Quebecor prints Qwest directories that are smaller and have a more limited circulation. Our agreements with R.R. Donnelley and Quebecor for the printing of all our directories extend through 2014.

Because of the large print volume and specialized binding of directories, only a limited number of companies are capable of servicing our printing needs. Accordingly, the inability or unwillingness of R.R. Donnelley or Quebecor, as the case may be, to provide printing services on acceptable terms or at all or any deterioration in our relationships with them could have a material adverse effect on our business. No common ownership or other business affiliation presently exists between R.R. Donnelley and us.

We have contracts with three companies for the distribution of our directories. Although these contracts are scheduled to expire at various times from May 2009 through May 2010, any of these vendors may terminate its contract with us upon 120 days’ written notice. Only a limited number of companies are capable of servicing our delivery needs. Accordingly, the inability or unwillingness of our current vendors to provide delivery services on acceptable terms or at all could have a material adverse effect on our business.

If we were to lose the services of Amdocs’ contractors, we would be required either to hire sufficient staff to perform these IT development and support services in-house or to find an alternative service provider. In the event we were required to perform any of the services that we currently outsource, it is unlikely that we would be able to perform them on a cost-effective basis. There are a limited number of alternative third-party service providers, if any.

Fluctuations in the price and availability of paper could adversely affect our business.

Our principal raw material is paper. It is one of our largest cost items, representing approximately 3.9% of our net revenue for the year ended December 31, 2007. Paper used is supplied by five paper suppliers: CellMark Paper, Inc., or CellMark; Kruger, Inc., or Kruger; AbitibiBowater, Inc., or Abitibi; Nippon Paper Industries USA, Co., Ltd, or Nippon; and Catalyst Paper Corporation, or Catalyst. Our agreements with CellMark, Kruger, Catalyst and Abitibi expire on December 31, 2008 and our agreement with Nippon expires on December 31, 2009. Pursuant to the contracts with CellMark, Abitibi and Kruger, the price of the paper was set at inception of the contract and increases at various dates during the term of the agreement. Should the market price of the paper drop below the set prices under that contract, both parties are obligated to negotiate in good faith a lower paper price. Prices under the contracts with Nippon and Catalyst are negotiated each year based on prevailing market rates. Furthermore, we purchase paper used for the covers of our directories from Tembec Enterprises, Inc., formerly known as Spruce Falls, Inc. and which we refer to as Tembec. Pursuant to an agreement between Tembec and us, Tembec is obligated to provide 100% of our annual cover stock paper requirements at a pre-negotiated price by weight. This agreement expires on

December 31, 2009. We cannot assure you that we will enter into new agreements with satisfactory terms or at all.

Changes in the supply of, or demand for, paper could affect market prices or delivery times. We do not engage in hedging activities to limit our exposure to increases in paper prices. In the future, the price of paper may fluctuate significantly due to changes in supply and demand. We cannot assure you that we will have access to paper in the necessary amounts or at reasonable prices or that any increases in paper costs would not have a material adverse effect on our business, results of operations or financial condition.

Our sales of advertising to national accounts is coordinated by third parties that we do not control.

Approximately 15% of our revenue is derived from the sale of advertising to national or large regional companies, such as rental car companies, automobile repair shops and pizza delivery businesses, that purchase advertising in several of our directories. Substantially all of the revenue derived from national accounts is serviced through certified marketing representatives, or CMRs, from which we accept orders. CMRs are independent third parties that act as agents for national companies and design their advertisements, arrange for the placement of those advertisements in directories and provide billing services. As a result, our relationship with these national advertisers depends significantly on the performance of these third party CMRs that we do not control.

Although we believe that our respective relationships with these CMRs have been mutually beneficial, if some or all of the CMRs with which we have established relationships were unable or unwilling to do business with us on acceptable terms or at all, such inability or unwillingness could materially adversely affect our business. In addition, any decline in the performance of CMRs with which we do business could harm our ability to generate revenue from our national accounts and could materially adversely affect our business. We also act as a CMR directly placing certain national advertising. It is possible that status could adversely impact our relationships with CMRs or expose us to possible legal claims from CMRs. We are also subject to credit risk with CMRs from which we accept orders.

General economic factors could adversely affect our results of operations and financial condition.

Our business results could be adversely affected by a prolonged national or regional economic recession. We derive substantially all of our net revenue from the sale of advertising in directories. Historically, our advertising revenues, as well as those of Yellow Pages publishers in general, have not fluctuated widely with economic cycles. However, a prolonged national or regional economic recession could have a material adverse effect on our business, operating results or financial condition. In addition, a downturn in the real estate and home improvement markets, such as was recently experienced in Las Vegas and parts of Florida, may have a larger adverse effect on the types of businesses that tend to advertise with us. As a result, we may experience lower than expected revenues for our business in the future. Lastly, rising fuel prices may have an adverse affect on our business, particularly with respect to the costs of distributing our print directories.

In addition, any residual economic effects of, and uncertainties regarding the following could adversely affect our business:

•	the general possibility, express threat or future occurrence of terrorist or other related disruptive events; or

•	the United States’ continuing or expanded involvement in war, especially with respect to the major markets in which we operate that depend heavily upon travel, tourism or the military.

We may be subject to work stoppages or increased unionization, which could increase operating costs and disrupt operations.

Approximately 1,500 of our Dex Media employees are represented by labor unions covered by two collective bargaining agreements with Dex Media. In addition, some of our key suppliers’ employees are represented by unions. Dex Media’s collective bargaining agreement with the International Brotherhood of Electrical Workers of America, or IBEW, which covers approximately 500 of Dex Media’s unionized workforce, expires in May 2009, and Dex Media’s collective bargaining agreement with the Communication Workers of America, or CWA, which covers approximately 1,000 of Dex Media’s unionized workforce, expires in October 2009. If our unionized workers, or those of our key suppliers, were to engage in a strike, work stoppage or other slowdown in the future, our business could experience a significant disruption of operations and an increase in operating costs, which could have a material adverse effect on our business. We cannot assure you that the collective bargaining agreements with IBEW and CWA will be renewed in 2009 on satisfactory terms or at all or that a strike or other work stoppage may not ensue in or prior to 2009. In addition, if a greater percentage of our workforce becomes unionized, the business and financial results of our business could be materially adversely affected.

Turnover among sales representatives or loss of key personnel could adversely affect our business.

The success of our business is dependent on the leadership of our key personnel. The loss of a significant number of experienced local marketing consultants and/or sales managers could adversely affect our results of operations, financial condition and liquidity, as well as our ability to service our debt. Our success also depends on our ability to identify, hire, train and retain qualified sales personnel in each of the regions in which we operate. We currently expend significant resources and management time in identifying and training our local marketing consultants and sales managers. Our ability to attract and retain qualified sales personnel will depend, however, on numerous factors, including factors outside our control, such as conditions in the local employment markets in which we operate.

Furthermore, our success depends on the continued services of key personnel, including our experienced senior management team as well as our regional sales management personnel. If we fail to retain the necessary key personnel, our results of operations, financial conditions and liquidity, as well as our ability to service our debt could be adversely affected.

The loss of important intellectual property rights could adversely affect our competitiveness.

Some trademarks such as the “Qwest,” “Embarq,” “AT&T,” “Dex,” “DexKnows,” “Donnelley,” “Business.com,” “Work.com,” “Local Launch!,” “Triple Play,” “DexKnows.com” and “Dex Search Marketing” brand names and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as contractual arrangements, including licensing agreements, particularly with respect to Qwest, Embarq and AT&T markets, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties to protect our intellectual property rights. Similarly, from time to time, we are party to proceedings whereby third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. As the Internet grows, it may prove more onerous to protect our trade names, including DexKnows.com, DexOnline.com, Local Launch.com and Business.com, from domain name infringement or to prevent others from using Internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations. Furthermore, the loss of important intellectual property rights could have a material adverse effect upon our business, financial condition and results of operations.

We are subject to litigation.

We are exposed to defamation, breach of privacy claims and other litigation matters relating to our business, as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. These claims could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

Risks relating to the notes

RHD is a holding company with no material assets other than the stock of its subsidiaries, and will not be able to service the notes unless it is able to receive distributions from these subsidiaries, which distributions may be subject to restrictions under the agreements governing the indebtedness of these subsidiaries.

RHD is a holding company with no material assets other than the stock of its subsidiaries, which subsidiaries have not guaranteed the obligations of RHD under the notes. RHD has no independent operations and owns substantially all of its assets at the subsidiary level. As a result, RHD will need to receive distributions from its subsidiaries in order to service its obligations under the notes, including making principal and interest payments. Some of the agreements governing the indebtedness of RHD’s subsidiaries, including the credit facilities and indentures governing our subsidiaries’ notes, include restrictive covenants that limit or in some cases prohibit these subsidiaries from making distributions to RHD. In addition, RHD’s subsidiaries will be permitted under the terms of their credit facilities and RHD’s and their other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to RHD. In addition, RHD’s subsidiaries may incur liabilities that are not considered debt under the indentures governing RHD’s and the subsidiaries’ outstanding notes. It is possible that these subsidiaries will not be able to make sufficient distributions to RHD during the terms of the notes to fund payments of the notes when due.

The notes will be effectively subordinated to RHD’s secured debt and the notes will be structurally subordinated to RHD’s subsidiaries’ debt.

After giving effect to the RHDI exchange offers, the amendment of the RHDI credit facility and the refinancing of the Dex Media West credit facility, as of March 31, 2008, RHD would have had $10.0 billion of indebtedness, of which $3,689.6 million was secured. Specifically, the RHDI credit facility is secured by the stock of RHDI and by liens on substantially all of RHDI’s and RHDI’s direct and indirect existing and future subsidiaries’ assets. All of this debt, both secured and unsecured, other than the notes, the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes and the series A-3 senior notes, has been issued by RHD’s subsidiaries. In addition, the Dex Media credit facilities are secured by the stock of Dex Media East and Dex Media West and by liens on substantially all of the assets of Dex Media’s direct and indirect existing and future subsidiaries. Holders of our secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. The notes will be effectively subordinated to all such secured debt to the extent of the value of its collateral. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have a prior claim to the assets that constitute their collateral. Holders of the notes will participate ratably with all holders of the unsecured debt of RHD that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, but after holders of debt or other creditors of RHD’s subsidiaries, based upon the respective amounts owed to each holder or creditor, in our remaining assets.

In addition, the notes are structurally subordinated to the debt of our current and future subsidiaries. The indenture governing the notes does not require that the notes be guaranteed by subsidiaries that guarantee any other debt of RHD. In addition, holders of the debt of RHD’s subsidiaries may have claims that are prior to your claim as holder of our notes. There may not be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of RHD’s secured debt, if any, or holders of the debt of RHD’s subsidiaries. In addition, the rights of RHD to participate in any distribution of assets of any of its subsidiaries upon its liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary’s creditors, except to the extent that claims of RHD itself as a creditor of the subsidiary may be recognized. After the payment of the subsidiary’s liabilities, the subsidiary may not have enough assets remaining to pay to RHD to permit RHD’s creditors, including the holders of the notes, to be paid.

The notes will not be obligations of RHD’s subsidiaries.

RHD’s subsidiaries are separate and distinct legal entities. RHD’s subsidiaries are not the issuers of the notes and will not guarantee the obligations of RHD under the notes. RHD’s subsidiaries have no obligation to pay any amounts due on the notes or to provide RHD, which has and expects to have, no operations apart from those of its subsidiaries, with funds for its payment obligations under the notes and its other debt (which includes the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes, the series A-3 senior notes and the guarantees of RHDI’s debt), whether by dividends, distributions, loans or otherwise. Payments to RHD by its subsidiaries are also contingent upon its subsidiaries’ earnings and business considerations. In addition, any payment of dividends, distributions, loans or advances by RHD’s subsidiaries to it are subject to contractual restrictions and could be subject to statutory restrictions.

RHD’s subsidiaries may not have or may not provide sufficient funds for RHD to make payments on the notes. RHD’s subsidiaries are subject to agreements that restrict their ability to make distributions and transfer assets to RHD, which would be deemed a restricted payment under the indentures governing the Dex Media and its subsidiaries’ notes.

There is no specific exception to this restriction in the indentures governing the Dex Media and its subsidiaries’ notes that would permit funds to be distributed to RHD to make interest payments on the notes. In addition, the indenture governing the notes permits our subsidiaries to enter into other agreements or incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payments of dividends or the making of loans by our subsidiaries to RHD, including such restrictions in the RHDI credit facility and the Dex Media credit facilities. In addition to these contractual restrictions and prohibitions, the laws of our subsidiaries’ jurisdiction of organization may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to RHD. Furthermore, pursuant to the terms of these agreements, our subsidiaries are and will be required to make payments on the RHDI credit facility, the RHDI notes, the Dex Media and its subsidiaries’ notes, the Dex Media credit facilities and other indebtedness incurred prior to making distributions or transferring assets to us. In addition to the limitations on distributions, dividends and loans to RHD by any of RHD’s subsidiaries, the agreements governing RHD’s other indebtedness, the RHDI notes, the Dex Media and its subsidiaries’ notes, the Dex Media credit facilities or any future agreements, may prohibit or limit RHD’s and its subsidiaries’ ability to, among other things, dispose of assets (including the stock of RHD’s subsidiaries), issue additional indebtedness, or issue equity securities, which transactions could provide funds to make payments on the notes if not prohibited or limited. In addition, the indentures governing the notes, the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes and the series A-3 senior notes permit RHD to incur additional debt and make restricted payments in an amount significantly in excess of the amount Dex Media and its subsidiaries are permitted to incur or make, as the case may be, under the indentures governing the Dex Media and its subsidiaries’ notes. As a result, RHD may make restricted payments and incur debt which its subsidiaries may not be able to service.

RHD’s right to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of the applicable subsidiary’s creditors, lenders under the RHDI credit facility and trade creditors, holders of the RHDI notes, holders of the Dex Media and its subsidiaries’ notes, lenders under the Dex Media credit and trade creditors or any future agreements of our subsidiaries. This means that the holders of the debt would have a claim prior to that of the holders of the notes, with respect to the assets of that subsidiary. In addition, even if RHD were a creditor of any of its subsidiaries, its right as a creditor would be subordinate to any security interest in the assets of its subsidiaries and any debt of its subsidiaries senior to that held by it. We cannot assure you that in the event of a liquidation or dissolution of RHD that there will be sufficient assets available to pay amounts due to you as a holder of the notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a change of control as required by the indenture governing the notes.

Upon the occurrence of certain change of control events, each holder of the notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to repurchase the notes upon a change of control will be limited by the terms of our other debt, including the indentures governing the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes, the series A-3 senior notes, the RHDI notes and the Dex Media and its subsidiaries’ notes, which also require a repurchase upon a change of control, and, moreover, we may not have adequate financial resources or may not be able to arrange for additional financing to repurchase the notes and our other debt, including the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes, the series A-3 senior notes, the RHDI notes, and the Dex Media and its subsidiaries’ notes.

In addition, in the event of a change of control, we may be required immediately to repay the outstanding principal, any accrued interest and any other amounts owed by us under the RHDI credit facility, the RHDI notes, the 6.875% senior notes, the series A-1 senior discount notes, the series A-2 senior discount notes, the series A-3 senior notes, the Dex Media and its subsidiaries’ notes and the Dex Media credit facilities. We may not be able to repay amounts under instruments governing this indebtedness and then still have adequate available capital resources to repurchase the notes. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our other outstanding debt, which we may not be able to do. In addition, even if we were able to refinance this debt, the refinancing may not be on terms that will allow us to repurchase the notes.

In addition, the change of control provisions in the indenture governing the notes may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the indenture governing the notes that would trigger our obligation to repurchase the notes. If an event occurs that does not constitute a “Change of Control” as defined in the indenture governing the notes, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of other indebtedness” and “Description of notes — Repurchase at the option of holders upon a Change of Control.”

An active liquid trading market for the exchange notes may not develop.

There is currently no public market for the exchange notes. The exchange notes are a new class of securities which have never been traded. We cannot assure you that an active trading market for the exchange notes will develop, or if one does develop, that it will be sustained. Also, it is possible that the market for the exchange notes will be volatile. This volatility in price may affect your ability to resell your exchange notes or the timing of the sale. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities.

The substantial majority of the net proceeds from the outstanding notes were used to repay or repurchase outstanding indebtedness of our subsidiaries, and it is possible that a court could therefore deem these transactions, or a portion thereof, to be a fraudulent conveyance, with potentially adverse consequences.

The substantial majority of the net proceeds from the outstanding notes were contributed or otherwise transferred to our subsidiaries to repay or repurchase some of their outstanding indebtedness. The incurrence of the indebtedness evidenced by the outstanding notes and the use of the proceeds for these refinancings could be subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case and/or in a lawsuit by or on behalf of our creditors. Under federal bankruptcy laws, if a court were to find that (a) we completed those transactions with the actual intent to hinder, delay or defraud any present or future creditor; or (b) (i) that we did not receive reasonably equivalent value for those transactions and (ii) at the time we entered into the transactions contemplated therein, we were insolvent or became insolvent as a result of issuing the outstanding notes, or were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital, or intended to incur, or believed that we would incur, debts beyond our ability to pay those debts as they matured or became due (as all of these terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes), the court could find that a fraudulent conveyance has occurred. State statutes regarding fraudulent conveyances pose similar risks that a court might find that a fraudulent conveyance has occurred.

The measure of insolvency for purposes of a fraudulent conveyance claim may vary depending upon the law of the applicable jurisdiction. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they mature. We believe that, after giving effect to the offering of the outstanding notes, including the application of the proceeds, we were not insolvent or rendered insolvent as a result of issuance; that we are in possession of sufficient capital to run our business effectively and continued to be so after the issuance of the outstanding notes and the application of the proceeds; and that we have incurred debts within our ability to pay as the same mature or become due. It is possible, however, that a court could conclude that we were insolvent at the time of, or rendered insolvent upon, the completion of the transactions contemplated therein. Furthermore, although we believe that we are not undertaking to complete these transactions with the actual intent to hinder, delay or defraud any present or future creditor, a court could conclude otherwise.

In the event that a court were to find that the transactions contemplated therein, or some portion thereof, constitutes a fraudulent conveyance, it could impose any number of remedies, including ordering the rescission of the transactions contemplated therein, or a portion thereof, a subordination of the obligations evidenced by the outstanding exchange notes in favor of our other obligations or other remedies that could prove detrimental to the holders of the notes.

Key covenants of the notes will be suspended if the notes achieve investment grade ratings.

Most of the restrictive covenants in the indenture governing the notes will not apply during any period in which the notes have investment grade ratings from either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in which no default or event of default has occurred. At such time, we may take actions such as incur additional debt or make certain dividends or distributions that would otherwise be prohibited under the indenture governing the notes. Such actions will be permitted even if we later become subject again to the restrictive covenants. Ratings are given by these rating agencies based upon analyses that include many subjective factors. We cannot assure you that the notes will achieve or maintain investment grade ratings, nor can we assure you that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the notes.

If we default on our obligations to pay our indebtedness we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under any of the RHDI credit facility and the Dex Media credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the RHDI credit facility or the Dex Media credit facilities could elect to terminate their commitments thereunder and cease making further loans and institute foreclosure proceedings against our assets and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the RHDI credit facility or the Dex Media credit facilities to avoid being in default. If we breach our covenants under any of these credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under one or more of these credit facilities, the lenders could exercise their rights under these credit facilities, and we could be forced into bankruptcy or liquidation. See “Description of other indebtedness” and “Description of notes.”

If you do not exchange your outstanding notes, you may have difficulty transferring them at a later time.

We will issue exchange notes in exchange for the outstanding notes after the exchange agent receives your outstanding notes, the letter of transmittal and all related documents. You should allow adequate time for delivery if you choose to tender your outstanding notes for exchange. Outstanding notes that are not exchanged will remain subject to restrictions on transfer and will not have rights to registration.

If you do participate in the exchange offer for the purpose of participating in the distribution of the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds outstanding notes for its own account due to market-making or other trading activities and who receives exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. If any outstanding notes are not tendered in the exchange or are tendered but not accepted, the trading market for such outstanding notes could be negatively affected due to the limited amount expected to remain outstanding following the completion of the exchange offer.

Use of proceeds

We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the exchange notes for the outstanding notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our debt.

Capitalization

The following information sets forth our consolidated capitalization as of March 31, 2008 on an actual basis and on an as adjusted basis to give effect to the RHDI exchange offers, the amendment of the RHDI credit facility and the refinancing of the Dex Media West credit facility. You should read this along with the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of
	March 31, 2008
	Actual	Adjustments		As Adjusted
				(unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$29,901	$(17,701)		$12,200
Current portion of long-term debt	186,343	—		186,343
Long-term debt:
RHD(1)
6.875% senior notes due 2013	300,000	(47,680)		252,320
6.875% series A-1 senior discount notes due 2013	340,211	(29,099	)(2)	311,112
6.875% series A-2 senior discount notes due 2013	615,438	(92,794	)(3)	522,644
8.875% series A-3 senior notes due 2016	1,210,000	(151,161)		1,058,839
8.875% series A-4 senior notes due 2017	1,500,000	(264,740)		1,235,260
RHDI
Credit facility(4)	1,507,648	—		1,507,648
11.75% senior notes due 2015(1)	—	412,871		412,871
Dex Media
8% senior notes due 2010	511,686	—		511,686
9% senior discount notes due 2013	733,824	—		733,824
Dex Media East
Credit facility(5)	1,101,900	—		1,101,900
Dex Media West
Previous credit facility(6)	1,031,061	(1,031,061)		—
New credit facility(6)	—	1,080,000		1,080,000
8.5% senior notes due 2010	397,554	—		397,554
5.875% senior notes due 2011	8,770	—		8,770
9.875% senior subordinated notes due 2013	822,754	—		822,754

Total debt (including current portion)	10,080,846	(123,664)		9,957,182

Shareholders’ equity(7):
Common stock	88,169	—		88,169
Additional paid-in capital	2,412,878	—		2,412,878
Treasury stock	(256,296)	—		(256,296)
Accumulated deficit	(2,008,651)	158,826		(1,849,825)
Accumulated other comprehensive loss	(53,096)	—		(53,096)

Total shareholders’ equity	183,004	158,826		341,830

Total capitalization	$10,263,850	$35,162		$10,299,012

(1)	Reflects the exchange of approximately $47.7 million of the 6.875% senior notes, $31.2 million ($29.1 million accreted value) of the 6.875% series A-1 senior discount notes, $99.5 million ($92.8 million accreted value) of the 6.875% series A-2 senior discount notes, $151.2 million of the 8.875% series A-3 senior notes and $264.7 million of the 8.875% series A-4 senior notes for approximately $412.9 million of RHDI notes. The RHDI exchange offers resulted in a gain of approximately $172.6 million. The RHDI exchange offers will be accounted for as an extinguishment of debt resulting in the write-off of unamortized deferred financing costs of $11.6 million related to the old notes.

(2)	Represents the accreted value at March 31, 2008 of approximately $31.2 million principal amount at maturity of the 6.875% series A-1 senior discount notes.

(3)	Represents the accreted value at March 31, 2008 of approximately $99.5 million principal amount at maturity of the 6.875% series A-2 senior discount notes.

(4)	The RHDI credit facility was amended to, among other things, amend the indebtedness and restricted payment covenants to allow for the issuance of the new notes and related subsidiary guarantees pursuant to the RHDI exchange offers, as well as modifications to pricing and financial covenants. The RHDI credit facility also includes a $175.0 million revolving credit tranche, which was undrawn at March 31, 2008. Fees incurred in connection with this amendment of $17.7 million were funded through cash on hand.

(5)	An additional $95.1 million of commitments is available to be drawn under the revolving credit facility of the Dex Media East credit facility.

(6)	The new Dex Media West credit facility consists of a $130.0 million tranche A term loan maturing October 2013, a $950.0 million tranche B term loan maturing October 2014 and a $90.0 million revolving credit facility maturing October 2013, and includes a $400.0 million uncommitted incremental facility that may be incurred as additional revolving loans or additional term loans. Dex Media West borrowed $1,080.0 million under this credit facility upon the consummation of the refinancing. The remaining proceeds of $48.9 million were used to pay fees and expenses associated with the refinancing of the Dex Media West credit facility. This refinancing will be accounted for as an extinguishment of debt resulting in a loss of approximately $2.2 million associated with the write-off of unamortized deferred financing costs related to the former Dex Media West credit facility.

(7)	In connection with the RHDI exchange offers, we would recognize an approximate gain of $172.6 million. Offsetting that gain will be the write-off of unamortized deferred financing costs of approximately $13.8 million noted above.

Selected historical consolidated financial data

The following table shows selected historical consolidated financial data for RHD. The data as of and for each of the years in the five-year period ended December 31, 2007 were derived from our audited consolidated financial statements. The data as of and for the three months ended March 31, 2007 and 2008 were derived from RHD’s unaudited condensed consolidated financial statements. In the opinion of management, the unaudited financial information as of and for the three months ended March 31, 2007 and 2008 include all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the data for such periods. Detailed historical financial information is included elsewhere in this prospectus in the audited consolidated balance sheets as of December 31, 2006 and 2007, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2007, and the unaudited condensed consolidated balance sheet as of March 31, 2008 and the related unaudited condensed consolidated statements of operations and comprehensive (loss) income and cash flows for the three-month periods ended March 31, 2007 and 2008.

As a result of our acquisitions, the related financings and associated purchase accounting, our reported results in accordance with GAAP are not comparable year over year in the periods presented below. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each of our acquisitions, including all directories published in the month the applicable acquisition was completed. Additionally, we commenced reporting the results of each acquired business upon the closing date of each acquisition. See the notes following the table below for a further description of these items.

Expenses previously presented as cost of revenues are presented as production, publication and distribution expenses (exclusive of depreciation and amortization) for the three months ended March 31, 2007 and 2008 to more appropriately reflect the nature of these costs. Certain prior period amounts included in our condensed consolidated statement of operations for the three months ended March 31, 2007 and consolidated statements of operations for the years ended December 31, 2005 and 2006 have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the condensed consolidated statements of operations and consolidated statements of operations. In prior periods, certain selling and support expenses were included in production, publication and distribution expenses in the condensed consolidated statement of operations for the three months ended March 31, 2007 and in cost of revenues in the consolidated statements of operations for the years ended December 31, 2005 and 2006 and others were included in general and administrative expenses. Additionally, beginning in the fourth quarter of 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenues to determine net revenues. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense for the three months ended March 31, 2007 and the years ended December 31, 2005 and 2006 to conform to the current period’s presentation. These reclassifications had no impact on operating income or net income (loss) for the three months ended March 31, 2007 or the years ended December 31, 2005 and 2006. The tables below summarize these reclassifications.

	Three Months Ended March 31, 2007
	As
	Previously		As
	Reported	Reclass	Reclassified
	(Dollars in thousands)

Net revenues	$662,804	$(1,508)	$661,296
Production, publication and distribution expenses	$294,170	$(179,549)	$114,621
Selling and support expenses	$—	$178,236	$178,236
General and administrative expenses	$37,626	$(195)	$37,431

	Year Ended December 31, 2006
	As Previously
	Reported	Reclass	As Reclassified
	(Dollars in thousands)

Net revenue	$1,895,921	$3,376	$1,899,297
Cost of revenue	987,056	(645,004)	342,052
Selling and support expenses	—	656,014	656,014
General and administrative expenses	142,418	(7,634)	134,784

You should read the following selected financial data together with the information contained under the caption “Management’s discussion and analysis of financial condition and results of operations” and RHD’s historical consolidated financial statements, including the related notes, and the other information included in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2003(1)	2004(1)(2)	2005(2)	2006(3)	2007(4)	2007(4)	2008(4)
						(Unaudited)
	(Dollars in thousands)

Statement of operations data:
Net revenue	$256,445	$603,116	$956,631	$1,899,297	$2,680,299	$661,296	$674,654
Goodwill impairment(5)	—	—	—	—	—	—	2,463,615
Partnership income(2)	114,052	77,967	—	—	—	—	—
Operating income (loss)(6)	92,526	291,748	375,241	442,826	904,966	227,978	(2,237,606)
Net income (loss)	(49,953)	70,312	67,533	(237,704)	46,859	15,951	(1,623,111)
Preferred dividend(7)	58,397	21,791	11,708	1,974	—	—	—
Loss (gain) on repurchase of redeemable convertible preferred stock(7)	—	—	133,681	(31,195)	—	—	—
Accretion of redeemable convertible preferred stock to redemption value(7)	—	—	211,020	—	—	—	—
(Loss) income available to common shareholders	$(108,350)	$48,521	$(288,876)	$(208,483)	46,859	$15,951	$(1,623,111)
(Loss) earnings per share:
Basic	$(3.53)	$1.19	$(9.10)	$(3.14)	$0.66	$0.23	$(23.60)
Diluted	$(3.53)	$1.15	$(9.10)	$(3.14)	$0.65	$0.22	$(23.60)
Shares used in computing earnings (loss) per share:
Basic	30,683	31,268	31,731	66,448	70,932	70,663	68,778
Diluted	30,683	32,616	31,731	66,448	71,963	72,003	68,778

	As of December 31					As of March 31,
	2003(1)	2004(1)(2)	2005(2)	2006(3)	2007(4)	2007	2008
						(Unaudited)
	(Dollars in thousands)

Balance sheet data:
Total assets	$2,538,734	$3,978,922	$3,873,918	$16,147,468	16,089,093	$15,978,274	$13,518,895
Long-term debt, including current maturities(8)(9)	2,092,133	3,127,342	3,078,849	10,403,152	10,175,649	10,199,404	10,080,846
Redeemable convertible preferred stock	198,223	216,111	334,149	—	—	—	—
Total shareholders’ (deficit) equity	(56,245)	17,985	(291,415)	1,820,756	1,822,736	1,859,536	183,004

									Three Months Ended
	Year Ended December 31,								March 31,
	2003(1)	2004(1)(2)		2005(2)		2006(3)	2007(4)		2007		2008
									(Unaudited)
	(Dollars in thousands)

Statement of cash flow data:
Net cash provided by (used in):
Operating activities	$248,597	$406,303		$392,052		$768,309	691,809		$143,752		$99,936
Investing activities	(377,914)	(1,431,633)		(38,055)		(1,980,009)	(409,072)		(15,620)		(5,800)
Financing activities	129,252	1,028,363		(356,959)		1,360,156	(392,910)		(209,720)		(110,311)
Other financial data:
Ratio of earnings to fixed charges(10)	—	1.6	x	1.4	x	—	1.1	x	1.1	x	—

(1)	Financial data includes the results of the Embarq Directory Business commencing January 3, 2003. For the years ended December 31, 2003 and 2004, net revenue, operating income, net (loss) income and (loss) income available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by the acquired Embarq Directory Business prior to the acquisition.

(2)	Financial data includes the results of the AT&T Directory Business commencing September 1, 2004. Before the AT&T Directory Acquisition, we reported our 50% share of net income and revenue participation income in DonTech, a 50/50 general partnership between us and AT&T, as partnership income in our consolidated statements of operations. Upon the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we consolidate all net profits of DonTech and we eliminated our partnership investment in DonTech. Consequently, commencing on September 1, 2004, we no longer report partnership income. For the years ended December 31, 2004 and 2005, net revenue, net income and income (loss) available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by the acquired AT&T Directory Business prior to the acquisition. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of these items.

(3)	Financial data for the year ended December 31, 2006 includes the results of Dex Media commencing February 1, 2006. Net revenue, net loss and loss available to common shareholders reflect purchase accounting adjustments that precluded the recognition of revenue and certain expenses associated with directories published by Dex Media prior to the Dex Media merger. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of these items.

(4)	On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network. Business.com now operates as a direct, wholly-owned subsidiary of RHD, and the results of Business.com have been included in RHD’s consolidated results commencing August 23, 2007. Therefore, our consolidated results for the year ended December 31, 2007 and three months ended March 31, 2008 include the results of Business.com from its date of acquisition, with no comparable results for the three months ended March 31, 2007.

(5)	As a result of the decline in the trading value of our debt and equity securities during the three months ended March 31, 2008 and continuing negative industry and economic trends that have directly affected our business, we performed impairment tests as of March 31, 2008 of our goodwill and definite-lived intangible assets in accordance with SFAS No. 142 Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, respectively, we used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth and customer attrition levels.

The impairment test of our definite-lived intangible assets was performed by comparing the carrying amount of its intangible assets to the sum of their undiscounted expected future cash flows. In accordance with SFAS No. 144, impairment exists if the sum of the undiscounted expected future cash flows is less than the carrying amount of the intangible asset, or our related group of assets. Our testing results of our definite-lived intangible assets indicated no impairment as of March 31, 2008. No impairment losses were recorded related to our definite-lived intangible assets during the three months ended March 31, 2008 and 2007.

Our impairment test for goodwill involved a two step process. The first step involved comparing our fair value with the carrying amount of our assets and liabilities, including goodwill. Our fair value was determined using a market-based approach, which reflects the market value of our debt and equity securities as of March 31, 2008. As a result of our testing, we determined that our fair value was less than the carrying amount of our assets and liabilities, requiring us to proceed with the second step of the goodwill impairment test. In the second step of the testing process, the impairment loss is determined by comparing the implied fair value of our goodwill to the recorded amount of goodwill. The implied fair value of goodwill is derived from a discounted cash flow analysis using a discount rate that results in the present value of assets and liabilities equal to the current fair value of our debt and equity securities. Based upon this analysis, we recognized a non-cash impairment charge of $2.5 billion during the three months ended March 31, 2008.

No such impairment losses were recorded related to our goodwill during the three months ended March 31, 2007.

If the trading value of our debt and equity securities further declines, we will be required to again assess the fair values of our assets and liabilities and could conclude that goodwill and other long-lived assets are further impaired, which would result in additional impairment charges. In addition, if economic conditions in certain markets do not improve, we will be required to assess the recoverability of long-lived and intangible assets, which could result in additional impairment charges.

(6)	On January 1, 2006, we adopted the provisions of SFAS No. 123(R), Share-Based Payment, and recorded non-cash stock-based compensation expense totaling $43.3 million and $39.0 million for the years ended December 31, 2006 and 2007, respectively.

(7)	On January 14, 2005, we repurchased 100,303 shares of our outstanding preferred stock from the GS Funds for $277.2 million in cash. In connection with the preferred stock repurchase, we recorded an increase to loss available to common shareholders on the consolidated statement of operations of $133.7 million to reflect the loss on the repurchase of these shares for the year ended December 31, 2005. On January 27, 2006, we completed the GS Repurchase of the remaining 100,301 shares of our outstanding preferred stock from the GS Funds for $336.1 million in cash, including accrued cash dividends and interest. Based on the terms of the stock purchase agreement, the repurchase of the preferred stock became a probable event on October 3, 2005, requiring the recorded value of the preferred stock to be accreted to its redemption value of $334.1 million at December 31, 2005 and $336.1 million at January 27, 2006. The accretion to redemption value of $211.0 million for the year ended December 31, 2005 and $2.0 million (which represented accrued dividends and interest) for the year ended December 31, 2006 has been recorded as an increase to loss available to common shareholders on the consolidated statements of operations. In conjunction with the repurchase of the preferred stock, we also reversed the previously recorded beneficial conversion feature, or BCF, related to these shares and recorded a decrease to loss available to common shareholders on the consolidated statement of operations of approximately $31.2 million for the year ended December 31, 2006.

(8)	In connection with the Dex Media merger on January 31, 2006, AT&T Directory Acquisition on September 1, 2004 and the Embarq Directory Acquisition on January 3, 2003, we incurred a significant amount of debt. We also issued preferred stock in November 2002 and January 2003 in connection with the Embarq Directory Acquisition. Therefore, our cash and debt balances during these periods were higher than in prior periods.

(9)	Long-term debt, including current maturities, increased due to fair value adjustments required by GAAP as a result of the Dex Media merger, commencing on January 31, 2006. See “Management’s discussion and analysis of financial condition and results of operations” for further discussion of adjustments required by GAAP as a result of the Dex Media merger.

(10)	The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of computing the ratio of earnings to fixed charges:

• earnings consist of (a) income from continuing operations before income from equity investments in partnerships and income taxes, (b) fixed charges and (c) cash distributions from partnership investments; and

• fixed charges consist of (a) interest on debt, (b) amortization of debt issuance costs and (c) one-third of operating rental expense, which management believes is representative of the interest component of rent expense.

Due to our losses in the three months ended March 31, 2008 and the years ended December 31, 2003 and 2006, the ratio was less than 1:1 for these periods. We would have had to generate additional earnings of $2,433.5 million, $80.3 million and $322.2 million to achieve a coverage ratio of 1:1 for the three months ended March 31, 2008 and the years ended December 31, 2003 and 2006, respectively.

The historical financial statements of RHD include the effects of purchase accounting associated with prior business combinations made by us, which decreased the amount of revenue and related costs recognized in the twelve-month periods subsequent to each of the acquisitions.

Management’s discussion and analysis
of financial condition and results of operations

The following discussion should be read in conjunction with the risk factors included in this prospectus as well as our historical consolidated financial statements, including the notes related to those statements, and other financial information included elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Disclosure regarding forward-looking statements” and “Risk factors.”

Corporate overview

We are one of the nation’s largest Yellow Pages and online local commercial search companies, based on revenue, with 2007 revenues of approximately $2.7 billion. We publish and distribute advertiser content utilizing our own Dex brand through Qwest, Embarq, and AT&T. In 2007, we extended our Dex brand into our AT&T and Embarq markets to create a unified identity for advertisers and consumers across all of our markets. Our Dex brand is considered a leader in local search in the Qwest markets, and we expect similar success in the AT&T and Embarq markets. In each market, we also co-brand our products with the applicable highly recognizable brands of AT&T, Embarq or Qwest, which further differentiates our search solutions from others.

Our Triple Playtm integrated marketing solutions suite encompasses an increasing number of tools that consumers use to find the businesses that sell the products and services they need to manage their lives and businesses: print Yellow Pages directories, our proprietary DexKnows.comtm online search site and the rest of the Internet via Dex Search Marketing® tools. During 2007, our print and online solutions helped more than 600,000 national and local businesses in 28 states reach consumers who were actively seeking to purchase products and services. Our approximately 1,900 person sales force work on a daily basis to help bring these local businesses and consumers together to satisfy their mutual objectives utilizing our Triple Play products and services.

During 2007, we published and distributed print directories in many of the country’s most attractive markets including Albuquerque, Chicago, Denver, Las Vegas, Orlando, and Phoenix. Our print directories provide comprehensive local information to consumers, facilitating their active search for products and services offered by local merchants.

Our online products and services provide merchants with additional methods to connect with consumers who are actively seeking to purchase products and services using the Internet. These powerful offerings not only distribute local advertisers’ content to our proprietary IYP sites, but extend to other major online search platforms, including Google®, Yahoo!® and MSN®, providing additional qualified leads for our advertisers. Our marketing consultants help local businesses create an advertising strategy and develop a customized media plan that takes full advantage of our traditional media products, our IYP local search site DexKnows.com, and our DexNet Internet marketing services which include online profile creation for local businesses and broad-based distribution across the Internet through a network of Internet partners and relationships which host our local business listings and content and through Internet marketing.

This compelling set of Triple Play products and services, in turn, generates strong returns for advertisers. This strong advertiser return positions RHD and its 1,900 person sales force as trusted advisors for marketing support and service in the local markets we serve.

Recent trends related to our business

We have experienced a significant decline in our stock price during the latter part of 2007 and into 2008. We believe the decline in the stock price primarily reflects the investment community’s evolving view of (1) local media companies generally and (2) companies with significant financial leverage, particularly as the national economic outlook has become increasingly uncertain. In that regard, we note that our stock price decline has coincided with a significant drop in the stock prices of many other local media companies, as well as many companies with significant leverage, which have been adversely impacted by instability in the credit markets.

We also have been experiencing lower advertising sales primarily as a result of declines in recurring business (renewal and increase to existing advertisers, collectively), mainly driven by weaker housing trends, reduced consumer confidence and more cautious advertiser spending in our markets given their perception of the economic health of their respective markets. In addition, we have been experiencing adverse bad debt trends attributable to many of these same economic challenges in our markets. If these economic challenges in our markets continue, our advertising sales, bad debt experience and operating results would continue to be adversely impacted in future periods.

In response to these economic challenges facing us, we continue to actively manage expenses and are analyzing a host of initiatives to streamline operations and contain costs. At the same time, we are committing our sales force to focus on selling the value provided to local businesses through our Triple Play offering of print yellow pages, internet yellow pages and online search. In addition, we continue to invest in our future through initiatives such as systems modernization and consolidation, new print and digital product introductions and associated employee training. As economic conditions recover in our markets, we believe these investments will drive future revenue growth, thereby enhancing shareholder value.

As a result of the significant decline in the market value of the Company’s debt and equity securities, we recorded a non-cash goodwill impairment charge of $2.5 billion during the three months ended March 31, 2008. This charge was calculated in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, as further described in “Results of Operations.” The charge had no impact on operating cash flow, compliance with debt covenants, tax attributes or management’s outlook for the business. We will continue to evaluate the value of our debt and equity securities in accordance with SFAS No. 142 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Significant business developments

2008 Debt refinancing

We have recently undertaken certain refinancing activities. These refinancing activities include the recently completed RHDI exchange offers of RHDI notes for a portion of our outstanding 6.875% senior notes, 6.875% series A-1 senior discount notes, 6.875% series A-2 senior discount notes, 8.875% series A-3 senior notes and 8.875% series A-4 senior notes. Upon settlement of the RHDI exchange offers, RHDI issued approximately $412.9 million of RHDI notes in exchange for approximately $47.7 million of 6.875% senior notes, approximately $31.2 million of series A-1 senior discount notes, approximately $99.5 million of series A-2 senior discount notes, approximately $151.2 million of series A-3 senior notes and approximately $264.7 million of series A-4 senior notes. The RHDI notes are guaranteed by RHD and by RHDI’s subsidiaries.

On June 6, 2008, we amended the RHDI credit facility to, among other things, amend the indebtedness and restricted payment covenants to allow for the issuance of the RHDI notes and related guarantees pursuant to the RHDI exchange offers, as well as modifications to pricing and financial covenants. In addition, RHDI extended, as part of the amendment, the maturity date of $100.0 million of its revolving credit facility to June 2011.

On June 6, 2008, the Dex Media West credit facility was refinanced. The new Dex Media West credit facility consists of a $130.0 million tranche A term loan maturing October 2013, a $950.0 million tranche B term loan maturing October 2014 and a $90.0 million revolving credit facility maturing October 2013; provided, however, that in each case, if $25.0 million of senior subordinated notes of Dex Media West are outstanding, then the term loans and revolving facility will be due three months prior to the maturity of such senior subordinated notes. In addition, the Dex Media West credit facility includes a $400.0 million uncommitted incremental facility under which borrowings may be incurred as additional revolving loans or additional term loans, provided that no more than $200.0 million of the proceeds of the incremental facility may be used for purposes other than refinancing certain outstanding debt of Dex Media West. The borrowings under the new Dex Media West credit facility were used to repay the existing borrowings under the Dex Media West credit facility and pay related fees and expenses incurred in connection therewith.

We will incur additional interest expense in connection with these refinancings.

2007 Debt refinancing

On October 2, 2007, we issued $1.0 billion aggregate principal amount of the notes. Proceeds from this issuance were (a) used to repay a $328.0 million RHD credit facility, which we refer to as the RHD Credit Facility, used to fund the Business.com Acquisition, (b) contributed to RHDI in order to provide funding for the tender offer and consent solicitation of RHDI’s $600.0 million aggregate principal amount 10.875% senior subordinated notes due 2012, which we refer to as the RHDI senior subordinated notes, and (c) used to pay related fees and expenses and for other general corporate purposes. On October 17, 2007, we issued an additional $500.0 million of the notes. Proceeds from this issuance were (a) transferred to Dex Media East in order to repay $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, (b) contributed to RHDI in order to repay $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2 under the RHDI credit facility, respectively, and (c) used to pay related fees and expenses.

In October 2007, under the terms and conditions of a tender offer and consent solicitation to purchase the RHDI senior subordinated notes commenced by RHDI on September 18, 2007, $599.9 million, or 99.9%, of the outstanding RHDI senior subordinated notes were repurchased. In December 2007, the remaining $0.1 million of RHDI senior subordinated notes were redeemed.

On October 24, 2007, we replaced the former Dex Media East credit facility with a new Dex Media East credit facility, consisting of a $700.0 million aggregate principal amount Term Loan A facility, a $400.0 million aggregate principal amount Term Loan B facility, a $100.0 million aggregate principal amount revolving loan facility and a $200.0 million aggregate principal amount uncommitted incremental facility, in which Dex Media East would have the right, subject to obtaining commitments for such incremental loans, on one or more occasions to increase the Term Loan A, Term Loan B or the revolving loan facility by such amount. Proceeds from the new Dex Media East credit facility were used on October 24, 2007 to repay the remaining $56.5 million and $139.7 million of Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, and $32.5 million under the former Dex Media East revolver. Proceeds from the new Dex Media East credit facility were also used on November 26, 2007 to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% senior notes due 2009 and $341.3 million of Dex Media East’s outstanding 12.125% senior subordinated notes due 2012.

In December 2007, we redeemed RHDI’s remaining $7.9 million 8.875% senior notes due 2010, which we refer to as the RHDI senior notes.

See Note 5, “Long-Term Debt, Credit Facilities and Notes,” of the notes to the consolidated financial statements included herein for additional information regarding these refinancing transactions.

Share repurchases

In November 2007, our Board of Directors authorized a $100.0 million stock repurchase plan, which we refer to as the Repurchase Plan. This authorization permits us to purchase our shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 or through block trades or otherwise over the following twelve months, based on market conditions and other factors, which purchases may be made or suspended at any time. In accordance with the Repurchase Plan, we repurchased 2.5 million shares at a cost of $95.7 million during December 2007.

Acquisitions

Beginning in 2003, we completed several acquisitions to be become one of the largest Yellow Pages and online local commercial search companies in the United States, based on revenue. These acquisitions are summarized below. The operating results from each acquisition have been included in our consolidated operating results commencing on the date each acquisition was completed. See Note 2, “Summary of Significant Accounting Policies — Identifiable Intangible Assets and Goodwill” and Note 3, “Acquisitions,” of

the notes to the consolidated financial statements included herein for additional information regarding these acquisitions.

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network, for a disclosed amount of $345.0 million, which we refer to as the Business.com Acquisition. The purchase price determined in accordance with GAAP was $334.4 million and excludes certain items such as the value of unvested equity awards, which will be recorded as compensation expense over their vesting period. The purpose of the Business.com Acquisition was to expand our existing interactive portfolio by adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network. Business.com also provides the established business-to-business online properties of Business.com, Work.com and the Business.com Advertising Network. We expect to adopt the Business.com technology platform to serve our existing advertiser base at our DexKnows.com Internet Yellow Pages site. Business.com now operates as a direct, wholly-owned subsidiary of RHD. The results of Business.com have been included in our consolidated results commencing August 23, 2007.

In connection with the Business.com Acquisition, we identified and recorded certain intangible assets at their estimated fair value, including (1) advertiser relationships, (2) third party contracts, (3) technology and network platforms and (4) trade names and trademarks. These intangible assets are being amortized over remaining useful lives ranging from 3 to 10 years under the straight-line method, with the exception of the advertiser relationships and network platform intangible assets, which are amortized under the income forecast method. At December 31, 2007, $258.8 million has been accounted for as goodwill resulting from the Business.com Acquisition.

On September 6, 2006, we acquired Local Launch, a local search products, platform and fulfillment provider, which we refer to as the Local Launch Acquisition. During the years ended December 31, 2007 and 2006, the Local Launch business operated as a direct wholly-owned subsidiary of RHD. Effective January 1, 2008, Local Launch was merged with and into Business.com. The products and services provided by Local Launch will continue to be offered to our advertisers through Business.com and the Local Launch brand and logo will continue to be utilized for our Internet marketing offerings.

On January 31, 2006, we acquired Dex Media, the exclusive publisher of the “official” yellow pages and white pages directories for Qwest where Qwest was the primary ILEC in November 2002. Dex Media is the indirect parent of Dex Media East and Dex Media West. Dex Media East operates our directory business in the following states: Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota. Dex Media West operates our directory business in the following states: Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming. The acquired business of Dex Media and its subsidiaries, which we refer to as the Dex Media Business, now operates through Dex Media, one of RHD’s direct, wholly-owned subsidiaries. To finance the Dex Media merger, we issued $660 million of our 6.875% series A-2 senior discount notes for gross proceeds of $600.5 million and $1.21 billion of our 8.875% series A-3 senior notes to pay the cash portion of the purchase price to the Dex Media stockholders.

In connection with the Dex Media merger, we acquired directory services agreements, which we refer to collectively as the Dex Directory Services Agreements, that Dex Media had entered into with Qwest including, (1) a publishing agreement with a term of 50 years commencing November 8, 2002 (subject to automatic renewal for additional one-year terms), which grants us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest’s telephone customers in the geographic areas in the Dex Media states in which Qwest (and its successors) provided local telephone services as of November 8, 2002, as well as having the exclusive right to use certain Qwest branding on directories in those markets and (2) a non-competition agreement with a term of 40 years commencing November 8, 2002, pursuant to which Qwest (on behalf of itself and its affiliates and successors) has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Dex Media states in which Qwest provided local telephone service as of November 8, 2002 that are directed primarily at consumers in those geographic areas.

On September 1, 2004, we completed the acquisition of the directory publishing business of AT&T, which we refer to as the AT&T Directory Business, in Illinois and Northwest Indiana, including AT&T’s interest in DonTech, a 50/50 general partnership between us and AT&T. As a result of the AT&T Directory Acquisition, we became the publisher of AT&T branded yellow pages in Illinois and Northwest Indiana. The acquired AT&T Directory Business now operates as R. H. Donnelley Publishing and Advertising of Illinois Partnership, one of our indirect, wholly-owned subsidiaries.

Directory services agreements between AT&T and us include a directory services license agreement, a non-competition agreement, an Internet Yellow Pages reseller agreement and a directory publishing listing agreement, which we collectively refer to as the AT&T Directory Services Agreements, with certain affiliates of AT&T. The directory services license agreement designates us as the official and exclusive provider of yellow pages directory services for AT&T (and its successors) in Illinois and Northwest Indiana, which we refer to as the Territory, grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute white pages directories in the Territory as AT&T’s agent and grants us the exclusive license (and obligation as specified in the agreement) to use the AT&T brand and logo on print directories in the Territory. The non-competition agreement prohibits AT&T (and its affiliates and successors), with certain limited exceptions, from (1) producing, publishing and distributing yellow and white pages print directories in the Territory, (2) soliciting or selling local or national yellow or white pages advertising for inclusion in such directories, and (3) soliciting or selling local Internet yellow pages advertising for certain Internet yellow pages directories in the Territory or licensing AT&T marks to any third party for that purpose. The Internet Yellow Pages reseller agreement grants us the (a) exclusive right to sell to local advertisers within the Territory Internet yellow pages advertising focused upon products and services to be offered within that territory, and (b) non-exclusive right to sell to local (excluding National advertisers) advertisers within the Territory Internet yellow pages advertising focused upon products and services to be offered outside of the Territory, in each case, onto the YellowPages.com platform. The directory publishing listing agreement gives us the right to purchase and use basic AT&T subscriber listing information and updates for the purpose of publishing directories. The AT&T Directory Services Agreements (other than the Internet Yellow Pages reseller agreement) have initial terms of 50 years, commencing in September 2004, subject to automatic renewal and early termination under specified circumstances. The Internet Yellow Pages reseller agreement has a term of 5 years, commencing in September 2004.

On January 3, 2003, we completed the acquisition of the Embarq Directory Business by acquiring all the outstanding capital stock of the various entities comprising Sprint Publishing and Advertising. As a result, we are the publisher of Embarq branded yellow pages directories in 18 states including Nevada and Florida. The Embarq Directory Business now operates as R.H. Donnelley Publishing and Advertising, Inc., one of our indirect, wholly-owned subsidiaries.

Directory services agreements between Embarq and us, which were executed in May 2006 in conjunction with Sprint’s spin-off of its local telephone business, include a directory services license agreement, a trademark license agreement and a non-competition agreement with certain affiliates of Embarq, as well as a non-competition agreement with Sprint entered into in January 2003, which we collectively refer to as the Embarq Directory Services Agreements. The Embarq Directory Services Agreements replaced the previously existing analogous agreements with Sprint, except that Sprint remained bound by its non-competition agreement. The directory services license agreement grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute yellow and white pages directories for Embarq (and its successors) in 18 states where Embarq provided local telephone service at the time of the agreement. The trademark license agreement grants us the exclusive license (and obligation as specified in the agreement) to use certain specified Embarq trademarks in those markets, and the non-competition agreements prohibit Embarq and Sprint (and their respective affiliates and successors) in those markets from selling local directory advertising, with certain limited exceptions, or producing, publishing and distributing print directories. The Embarq Directory Services Agreements have initial terms of 50 years, commencing in January 2003, subject to automatic renewal and early termination under specified circumstances.

The purposes of our acquisitions included the following:

•	Building RHD into a leading publisher of yellow pages directories and provider of online commercial search services;

•	Adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network;

•	Enhancing our local Internet marketing capabilities and offerings.

These acquisitions were accounted for as purchase business combinations and the purchase price for each acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on each acquisition date.

Segment reporting

Management reviews and analyzes its business of providing local commercial search products and solutions, including publishing yellow pages directories, as one operating segment.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to estimate the effect of various matters that are inherently uncertain as of the date of the financial statements. Each of these estimates varies in regard to the level of judgment involved and its potential impact on our reported financial results. Estimates are deemed critical when a different estimate could have reasonably been used or when changes in the estimate are reasonably likely to occur from period to period, and could materially impact our financial condition, changes in financial condition or results of operations. Our significant accounting polices as of December 31, 2007 are discussed in Note 2 of the notes to the consolidated financial statements included herein. The critical estimates inherent in these accounting polices as of December 31, 2007 are discussed below. Management believes the current assumptions and other considerations used to estimate these amounts in our consolidated financial statements are appropriate.

Intangible assets and goodwill valuation and amortization

Our intangible assets consist of directory services agreements between us and each of Qwest, AT&T and Embarq, respectively, a non-competition agreement between us and Sprint, established customer relationships and a third party contract, trademarks and trade names, an advertising commitment and technology and network platforms, all resulting from the Dex Media merger, AT&T Directory Acquisition, Embarq Directory Acquisition, Business.com Acquisition or Local Launch Acquisition. The intangible assets are being amortized over the period the assets are expected to contribute to our cash flow, which reflect the expected pattern of benefit. Our recorded goodwill resulted from the Dex Media merger, AT&T Directory Acquisition, Embarq Directory Acquisition, Business.com Acquisition and Local Launch Acquisition and is not subject to amortization, however is subject to annual impairment testing.

The intangible assets are subject to impairment testing in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which we refer to as SFAS No. 144. We review the carrying value of its intangible assets for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. The impairment test for the intangible assets is performed by comparing the carrying amount of the intangible assets to the sum of the undiscounted expected future cash flows relating to these assets. In accordance with SFAS No. 144, impairment exists if the sum of the future undiscounted cash flows is less than the carrying amount of the intangible asset, or its related group of assets. Impairment would result in a write-down of the intangible asset to its estimated fair value based on discounted future cash flows.

Goodwill is subject to impairment testing in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which we refer to as SFAS No. 142. Goodwill is tested for impairment by comparing the carrying amount of the reporting unit to the estimated fair value of the reporting unit. In accordance with

SFAS No. 142, impairment may exist if the carrying amount of the reporting unit is less than its estimated fair value. Impairment would result in a write-down equal to the difference between the carrying amount and the estimated fair value of the reporting unit goodwill.

We used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth, customer attrition levels, and estimated write-offs. During the year ended December 31, 2007, we recognized an impairment charge of $20.0 million associated with the tradenames acquired in the Embarq Directory Acquisition. This impairment charge resulted from a change in our branding strategy to utilize a new Dex market brand for all of our print and online products across our entire footprint and discontinued use of the tradenames acquired in the Embarq Directory Acquisition. This impairment charge was determined using the relief from royalty valuation method and is included within depreciation and amortization expense on the consolidated statement of operations for the year ended December 31, 2007.

As a result of the decline in the trading value of our debt and equity securities during the three months ended March 31, 2008 and the continuing negative industry and economic trends that have directly affected our business, we performed impairment tests as of March 31, 2008 of our goodwill and definite-lived intangible assets in accordance with SFAS 142 and SFAS 144, respectively. Based on our testing results as of March 31, 2008, we recognized a non-cash impairment charge to our goodwill of $2.5 billion. There were no indications of impairment to our definite-lived intangible assets.

Had the aggregate net book value of the intangible assets and goodwill at March 31, 2008 been impaired by 1%, net income for the three months ended March 31, 2008 would have been adversely impacted by approximately $71.6 million.

Additionally, management must assess whether the remaining useful lives of the intangible assets represent the period that the intangible assets are expected to contribute to our cash flow. In our assessment process, we used certain estimates and assumptions, including projected future cash flows, customer attrition levels and industry and economic conditions. In accordance with SFAS No. 144, we evaluate the remaining useful lives of the intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. If the estimated remaining useful lives change, the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life. For the year ended December 31, 2007, amortization of intangible assets was $408.3 million. Had the remaining useful lives of the intangible assets been shortened by 10%, net income in 2007 would have been adversely impacted by approximately $32.2 million.

Income taxes

We account for income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes, which we refer to as SFAS No. 109. Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109, which we refer to as FIN No. 48, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on an income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition requirements.

See Note 9, “Income Taxes,” of the notes to the consolidated financial statements included herein for more information regarding our provision (benefit) for income taxes as well as the impact of adopting FIN No. 48.

In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our financial reporting process, we must assess the likelihood that our deferred tax assets can be recovered. Unless recovery is more likely than not, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets and taxable income in future years. Our judgment regarding future taxable income may change due to future market conditions, changes in U.S. tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

In addition, we operate within multiple taxing jurisdictions and we are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We maintain a liability for the estimate of potential income tax exposure and in our opinion adequate provision for income taxes has been made for all years.

Allowance for doubtful accounts and sales claims

We record our revenue net of an allowance for sales claims. In addition, we record a provision for bad debts. The provision for bad debts and allowance for sales claims are estimated based on historical experience. We also evaluate the current condition of our customer balances, bankruptcy filings, any change in credit policy, historical charge-off patterns, recovery rates and other data when determining our allowance for doubtful accounts reserve. We review these estimates periodically to assess whether additional adjustment is needed based on economic events or other circumstances, including actual experience at the end of the billing and collection cycle. We believe that the allowance for doubtful accounts and sales claims is adequate to cover anticipated losses under current conditions; however, significant deterioration in any of the factors noted above or in the overall economy could materially change these expectations. The provisions for sales claims and doubtful accounts are estimated based on a percentage of revenue. Accordingly, an additional 1% change in these allowance percentages would have impacted 2007 net income by approximately $16.5 million.

Pension benefits

Our pension plan obligations and related assets of our defined benefit pension plans are presented in Note 10 to our consolidated financial statements included herein. Plan assets consist primarily of marketable equity and debt instruments and are valued using market quotations. The determination of plan obligations and annual pension expense requires management to make a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate, the rate of future salary increases and the long-term expected return on plan assets. During 2007 and 2006, we utilized the Citigroup Pension Liability Index as the appropriate discount rate for our defined benefit pension plans. This index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate. In 2005, the discount rate was determined using a methodology that discounts the projected plan cash flows to the measurement date using the spot rates provided in the Citigroup Pension Discount Curve. A single discount rate was then computed so that the present value of the benefit plans’ cash flows using this single rate equaled the present value computed using the Citigroup Pension Discount Curve. Salary increase assumptions are based upon historical experience and anticipated future management actions. Asset returns are based upon the anticipated average rate of earnings expected on invested funds of the plan over the long-run.

At December 31, 2007, the weighted-average actuarial assumptions were: discount rate of 5.90%; long-term rate of return on plan assets of 8.25% for RHD plans and 8.50% for Dex Media plans; and assumed salary increases of 3.66%. Net periodic pension costs recognized in 2007 were $12.8 million. A 1% increase in the discount rate would affect 2007 net income by approximately $3.5 million and a 1% decrease in the discount rate would affect 2007 net income by approximately $3.1 million; a 1% increase in assumed salary increases would affect 2007 net income by approximately $1.2 million and a 1% decrease in assumed salary increases would affect 2007 net income by approximately $1.1 million; and a 1% change in the long-term rate of return on plan assets would affect 2007 net income by approximately $2.3 million.

Stock-based compensation

On January 1, 2006, we adopted SFAS No. 123 (R), Share-Based Payment, which we refer to as SFAS No. 123 (R), using the Modified Prospective Method. Under this method, we are required to record compensation expense in the consolidated statement of operations for all employee stock-based awards granted, modified or settled after the date of adoption and for the unvested portion of previously granted stock awards that remain outstanding as of the beginning of the period of adoption based on their grant date fair values. Under SFAS No. 123 (R), the fair value of our stock-based awards is calculated using the Black-Scholes model at the time these stock-based awards are granted. SFAS No. 123 (R) and the use of the Black-Scholes model requires significant judgment and the use of estimates, particularly for assumptions such as expected volatility, risk-free interest rates and expected lives to value stock-based awards and forfeiture rates to recognize stock-based compensation. The following assumptions were used in valuing stock-based awards and for recognition of stock-based compensation for the years ended December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006

Expected volatility	23.5%	28.2%
Risk-free interest rate	4.5%	4.4%
Expected life	5 years	5 years
Forfeiture rate	5.0%	5.0%
Dividend yield	0%	0%

We estimate expected volatility based on the historical volatility of the price of our common stock over the expected life of our stock-based awards. The expected life represents the period of time that stock-based awards granted are expected to be outstanding, which is estimated consistent with the simplified method identified in the SEC’s Staff Accounting Bulletin No. 107, which we refer to as SAB No. 107. The simplified method calculates the expected life as the average of the vesting and contractual terms of the award. The risk-free interest rate is based on applicable U.S. Treasury yields that approximate the expected life of stock-based awards granted. We also use historical data to estimate a forfeiture rate. Estimated forfeitures are adjusted to the extent actual forfeitures differ, or are expected to materially differ, from such estimates.

These assumptions reflect our best estimates, but they involve inherent uncertainties based on certain conditions generally outside our control. As a result, if other assumptions had been used, total stock-based compensation, as determined in accordance with SFAS No. 123 (R) could have been materially impacted. Furthermore, if we use different assumptions for future grants, stock-based compensation could be materially impacted in future periods.

New accounting pronouncements

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, which we refer to as SFAS No. 161. SFAS No. 161 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires enhanced disclosures of derivative instruments and hedging activities such as the fair value of derivative instruments and presentation of their gains or losses in tabular format, as well as disclosures regarding credit risks and strategies and objectives for using derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the potential impact the adoption of SFAS No. 161 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations, which we refer to as SFAS No. 141 (R). SFAS No. 141 (R) replaces SFAS No. 141, Business Combinations, which we refer to as SFAS No. 141, and establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and earlier adoption is prohibited.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, “Use of a Simplified Method in Developing Expected Term of Share Options,” which we refer to as SAB No. 110. SAB No. 110 amends and replaces SAB No. 107, which expressed the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected life of “plain vanilla” share options and allowed usage of the “simplified” method for share option grants prior to December 31, 2007. SAB No. 110 will continue to permit, under certain circumstances, the use of the simplified method beyond December 31, 2007. SAB No. 110 is effective January 1, 2008 and we do not expect the adoption of SAB No. 110 to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which we refer to as SFAS No. 159. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 effective January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which we refer to as SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position and results of operations.

We have reviewed other new accounting standards not identified above and do not believe any other new standards will have a material impact on our financial position or operating results.

Results of operations

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Factors affecting comparability

Reclassifications

Expenses presented as cost of revenues in our previous filings are now presented as production, publication and distribution expenses to more appropriately reflect the nature of these costs. Certain prior period amounts included in the condensed consolidated statement of operations have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the condensed consolidated statements of operations. In prior periods, certain selling and support expenses were included in production, publication and distribution expenses and others were included in general and administrative expenses. Additionally, beginning in the fourth quarter of 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenues to determine net revenues. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense for the three months ended March 31, 2007 to conform to the current period’s presentation. These reclassifications had no impact on operating income or net income for the three months ended March 31, 2007. The table below summarizes these reclassifications.

	Three Months Ended March 31, 2007
	As Previously
	Reported	Reclass	As Reclassified
	(Amounts in millions)

Net revenues	$662.8	$(1.5)	$661.3
Production, publication and distribution expenses	294.2	(179.6)	114.6
Selling and support expenses	—	178.2	178.2
General and administrative expenses	37.6	(0.1)	37.5

Acquisitions

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network. Business.com now operates as a direct, wholly-owned subsidiary of RHD and the results of Business.com have been included in our consolidated results commencing August 23, 2007. Therefore, our consolidated results for the three months ended March 31, 2008 include the results of Business.com, with no comparable results for the three months ended March 31, 2007.

Impact of purchase accounting

As a result of the Dex Media merger and associated purchase accounting required by GAAP, we recorded deferred directory costs, such as print, paper, delivery and commissions, related to directories that were scheduled to publish subsequent to the Dex Media merger at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as “cost uplift.” Cost uplift associated with print, paper and delivery costs was amortized over the terms of the applicable directories to production, publication and distribution expenses, whereas cost uplift associated with commissions was amortized over the terms of the applicable directories to selling and support expenses. Cost uplift amortized to production, publication and distribution expenses and selling and support expenses totaled $8.9 million and $8.1 million, respectively, for the three months ended March 31, 2007, with no comparable expense for the three months ended March 31, 2008.

Net revenues

The components of our net revenues for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended March 31,
	2008	2007	$ Change	% Change
	(Amounts in millions)

Gross directory advertising revenues	$676.8	$668.6	$8.2	1.2%
Sales claims and allowances	(11.8)	(18.2)	6.4	35.2

Net directory advertising revenues	665.0	650.4	14.6	2.2
Other revenues	9.7	10.9	(1.2)	(11.0)

Total	$674.7	$661.3	$13.4	2.0%

Our directory advertising revenues are earned primarily from the sale of advertising in yellow pages directories we publish, net of sales claims and allowances. Directory advertising revenues also include revenues for Internet-based advertising products including online directories such as DexKnows.com and Business.com, and Internet Marketing services. Directory advertising revenues are affected by several factors, including changes in the quantity and size of advertisements, acquisition of new customers, renewal rates of existing customers, premium advertisements sold, changes in the advertisement pricing and the introduction of new products. Revenues with respect to print advertising and Internet-based advertising products that are sold with print advertising are recognized under the deferral and amortization method, whereby revenues are initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenues with respect to Internet-based services that are not sold with print advertising, such as Internet Marketing services, are recognized as delivered or fulfilled.

Gross directory advertising revenues for the three months ended March 31, 2008 increased $8.2 million, or 1.2%, from the three months ended March 31, 2007. The increase in gross directory advertising revenues for the three months ended March 31, 2008 is primarily due to revenues from Business.com, with no comparable revenues for the three months ended March 31, 2007. The increase in gross directory advertising revenues is also attributable to increased revenues from our online products and services in all of our markets. These increases are partially offset by declines in print revenues primarily as a result of declines in recurring business, mainly driven by weaker housing trends, reduced consumer confidence and more cautious advertiser spending in our markets given their perception of the economic health of their respective markets.

Sales claims and allowances for the three months ended March 31, 2008 decreased $6.4 million, or 35.2%, from the three months ended March 31, 2007. The decrease in sales claims and allowances for the three months ended March 31, 2008 is primarily due to improved quality and lower claims experience in our Qwest markets of $7.2 million.

Other revenues for the three months ended March 31, 2008 decreased $1.2 million, or 11.0%, from the three months ended March 31, 2007. Other revenues include late fees received on outstanding customer balances, barter revenues, commissions earned on sales contracts with respect to advertising placed into other publishers’ directories, and sales of directories and certain other advertising-related products. The decrease in other revenues for the three months ended March 31, 2008 is primarily a result of declines in barter revenues and certain other advertising-related products in our Qwest markets of $1.0 million.

Advertising sales is a statistical measure and consists of sales of advertising in print directories distributed during the period and Internet-based products and services with respect to which such advertising first appeared publicly during the period. It is important to distinguish advertising sales from net revenues, which under GAAP are recognized under the deferral and amortization method. Advertising sales for the three months ended March 31, 2008 were $717.6 million, compared to $754.0 million for the three months ended March 31, 2007. Advertising sales for the three months ended March 31, 2007 include $13.3 million of advertising sales assuming the Business.com Acquisition occurred on January 1, 2007. The $36.4 million, or 4.8%, decrease in advertising sales for the three months ended March 31, 2008 is a result of declines in recurring business, mainly driven by weaker housing trends, reduced consumer confidence and more cautious advertiser spending in our markets given their perception of the economic health of their respective markets. These declines are partially offset by increases in our new online products and services and Business.com advertising sales.

Revenues with respect to print advertising, and Internet-based advertising products that are sold with print advertising, are recognized under the deferral and amortization method, whereby revenues are initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenues with respect to Internet-based services that are not sold with print advertising, such as Internet Marketing services, are recognized as delivered or fulfilled.

Expenses

The components of our total expenses for the three months ended March 31, 2008 and 2007 were as follows:

	Three Months Ended March 31,
	2008	2007	$ Change	% Change
	(Amounts in millions)

Production, publication and distribution expenses	$109.2	$114.6	$(5.4)	(4.7)%
Selling and support expenses	186.3	178.2	8.1	4.5
General and administrative expenses	34.9	37.5	(2.6)	(6.9)
Depreciation and amortization	118.3	103.0	15.3	14.9
Goodwill impairment	2,463.6	—	2,463.6	100.0

Total	$2,912.3	$433.3	$2,479.0	572.1%

Our expenses during the three months ended March 31, 2008 and 2007 include costs associated with our Triple Play strategy, with focus on our online products and services, and our directory publishing business with new product introductions in our Qwest, Embarq and AT&T markets. These costs relate to the continued launch of our new Dex market brand and our new uniform resource locator, or URL, DexKnows.com, across our entire footprint, the continued introduction of plus companion directories in our Embarq and AT&T markets, as well as associated marketing and advertising campaigns, employee training associated with new product introductions and modernization and consolidation of our IT platform. We expect that these expenses will drive future advertising sales and revenue improvements.

Certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory under the deferral and amortization method of accounting, with cost recognition commencing in the month directory distribution is substantially complete. These costs are specifically identifiable to a particular directory and include sales commissions and print, paper and initial distribution costs. Sales commissions include amounts paid to employees for sales to local advertisers and to CMRs, which act as our channel to national advertisers. All other expenses, such as sales person salaries, sales manager compensation, sales office occupancy, publishing and information technology services, are not specifically identifiable to a particular directory and are recognized as incurred. Our costs recognized in a reporting period consist of: (i) costs incurred in that period and fully recognized in that period; (ii) costs incurred in a prior period, a portion of which is amortized and recognized in the current period; and (iii) costs incurred in the current period, a portion of which is amortized and recognized in the current period and the balance of which is deferred until future periods. Consequently, there will be a difference between costs recognized in any given period and costs incurred in the given period, which may be significant.

Production, publication and distribution expenses

Total production, publication and distribution expenses for the three months ended March 31, 2008 were $109.2 million compared to $114.6 million for the three months ended March 31, 2007. The primary components of the $5.4 million, or 4.7%, decrease in production, publication and distribution expenses were as follows:

$ Change
(Amounts
in millions)

Increased internet production and distribution costs	$8.6
Decreased “cost uplift” expense	(8.9)
Decreased IT expenses	(3.6)
Decreased print, paper and distribution costs	(2.9)
All other, net	1.4

Total decrease in production, publication and distribution expenses for the three months ended March 31, 2008	$(5.4)

During the three months ended March 31, 2008, we incurred $8.6 million of additional expenses related to internet production and distribution due to additional expenses from Business.com, with no comparable expenses for the three months ended March 31, 2007, and increased operations, distribution and clicks costs associated with increased revenues from our online products and services.

Amortization of cost uplift during the three months ended March 31, 2007 totaled $8.9 million, with no comparable expense for the three months ended March 31, 2008.

During the three months ended March 31, 2008, IT expenses declined $3.6 million, compared to the three months ended March 31, 2007, primarily due to cost savings resulting from lower rates associated with an IT contract that became effective in July 2007. This decline is partially offset by additional spending associated with our IT infrastructure to support our Triple Play products and services, and enhancements and technical support of multiple production systems as we continue to integrate to a consolidated IT platform.

During the three months ended March 31, 2008, print, paper and distribution costs declined $2.9 million, compared to the three months ended March 31, 2007. This decline is primarily due to our print product optimization program and negotiated price reductions in our print expenses.

Selling and support expenses

Total selling and support expenses for the three months ended March 31, 2008 were $186.3 million, compared to $178.2 million reported for the three months ended March 31, 2007. The primary components of the $8.1 million, or 4.5%, increase in selling and support expenses were as follows:

$ Change
(Amounts
in millions)

Increased advertising and branding expenses	$9.1
Increased bad debt expense	8.8
Decreased “cost uplift” expense	(8.1)
All other, net	(1.7)

Total increase in selling and support expenses for the three months ended March 31, 2008	$8.1

During the three months ended March 31, 2008, we incurred $9.1 million of additional advertising and branding expenses as compared to the three months ended March 31, 2007. Advertising expense for the three months ended March 31, 2008 includes $8.0 million of costs associated with traffic purchased and distributed to multiple advertiser landing pages, with no comparable expense for the prior corresponding period. The remaining increase in advertising and branding expenses relates to costs incurred to promote our Triple Play strategy, our Dex brand name for all of our print and online products, as well as the use of DexKnows.com as our new URL across our entire footprint.

During the three months ended March 31, 2008, bad debt expense increased $8.8 million, compared to the three months ended March 31, 2007, primarily due to higher provision rates, deterioration in accounts receivable aging categories and write-offs, which have been driven by weaker housing trends, reduced consumer confidence and more cautious advertiser spending in our markets given their perception of the economic health of their respective markets.

Amortization of cost uplift during the three months ended March 31, 2007 totaled $8.1 million, with no comparable expense for the three months ended March 31, 2008.

General and administrative expenses

General and administrative, or G&A, expenses for the three months ended March 31, 2008 were $34.9 million compared to $37.5 million for the three months ended March 31, 2007. The primary components of the $2.6 million, or 6.9%, decrease in G&A expenses were as follows:

$ Change
(Amounts
in millions)

Decrease in non-cash stock-based compensation expense under SFAS No. 123 (R)	$(3.7)
Decrease in IT expenses	(1.3)
All other, net	2.4

Total decrease in G&A expenses for the three months ended March 31, 2008	$(2.6)

During the three months ended March 31, 2008, non-cash stock-based compensation expense under SFAS No. 123 (R) declined $3.7 million, compared to the three months ended March 31, 2007, primarily due to additional expense related to vesting of awards granted to retirement or early retirement eligible employees during the three months ended March 31, 2007.

During the three months ended March 31, 2008, IT expenses declined $1.3 million, compared to the three months ended March 31, 2007, primarily due to cost savings resulting from lower rates associated with an IT contract that became effective in July 2007. This decline is partially offset by additional spending associated with our IT infrastructure to support our Triple Play products and services, and enhancements and technical support of multiple production systems as we continue to integrate to a consolidated IT platform.

Depreciation and amortization

Depreciation and amortization expense for the three months ended March 31, 2008 was $118.3 million compared to $103.0 million for the three months ended March 31, 2007. Amortization of intangible assets was $104.0 million for the three months ended March 31, 2008 compared to $89.8 million for the three months ended March 31, 2007. The increase in amortization expense for the three months ended March 31, 2008 is primarily due to recognizing a full period of amortization expense related to the local customer relationships intangible asset acquired in the Dex Media merger of $7.5 million, which commenced in February 2007, and amortization of intangible assets acquired in the Business.com Acquisition of $4.9 million.

Depreciation of fixed assets and amortization of computer software was $14.3 million for the three months ended March 31, 2008 compared to $13.2 million for the three months ended March 31, 2007. The increase in depreciation expense for the three months ended March 31, 2008 was primarily due to recognizing depreciation expense related to capital projects placed in service during 2007.

Goodwill impairment

As a result of the decline in the trading value of our debt and equity securities during the three months ended March 31, 2008 and continuing negative industry and economic trends that have directly affected our business, we performed impairment tests as of March 31, 2008 of our goodwill and definite-lived intangible assets in accordance with SFAS No. 142 and SFAS No. 144, respectively. We used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth and customer attrition levels.

The impairment test of our definite-lived intangible assets was performed by comparing the carrying amount of our intangible assets to the sum of their undiscounted expected future cash flows. In accordance with SFAS No. 144, impairment exists if the sum of the undiscounted expected future cash flows is less than the carrying amount of the intangible asset, or its related group of assets. Our testing results of our definite-lived intangible assets indicated no impairment as of March 31, 2008. No impairment losses were recorded related to our definite-lived intangible assets during the three months ended March 31, 2008 and 2007.

The impairment test for our goodwill involved a two step process. The first step involved comparing our fair value with the carrying amount of our assets and liabilities, including goodwill. Our fair value was determined using a market based approach, which reflects the market value of its debt and equity securities as of March 31, 2008. As a result of our testing, we determined that our fair value was less than the carrying amount of its assets and liabilities, requiring us to proceed with the second step of the goodwill impairment test. In the second step of the testing process, the impairment loss is determined by comparing the implied fair value of our goodwill to the recorded amount of goodwill. The implied fair value of goodwill is derived from a discounted cash flow analysis using a discount rate that results in the present value of assets and liabilities equal to the current fair value of our debt and equity securities. Based upon this analysis, we recognized a non-cash impairment charge of $2.5 billion during the three months ended March 31, 2008.

No impairment losses were recorded related to our goodwill during the three months ended March 31, 2007.

If the trading value of our debt and equity securities further declines, we will be required to again assess the fair values of our assets and liabilities and could conclude that goodwill and other long-lived assets are further impaired, which would result in additional impairment charges. In addition, if economic conditions in certain of our markets do not improve, we will be required to assess the recoverability of other intangible assets, which could result in additional impairment charges.

Operating (loss) income

Operating (loss) income for the three months ended March 31, 2008 and 2007 was as follows:

	Three Months Ended March 31,
	2008	2007	$ Change
	(Amounts in millions)

Total	$(2,237.6)	$228.0	$(2,465.6)

Operating loss for the three months ended March 31, 2008 of $2.2 billion compares to operating income of $228.0 million for the three months ended March 31, 2007. The change to operating loss for the three months ended March 31, 2008 from operating income for the three months ended March 31, 2007 is primarily due to the non-cash goodwill impairment charge noted above as well as the revenue and expense trends described above.

Interest expense, net

Net interest expense for the three months ended March 31, 2008 was $195.9 million compared to $201.6 million for the three months ended March 31, 2007, and includes $5.4 million and $6.8 million, respectively, of non-cash amortization of deferred financing costs. The decrease in net interest expense of $5.7 million, or 2.8%, for the three months ended March 31, 2008 is primarily due to lower interest rates associated with our refinancing transactions conducted during the fourth quarter of 2007, as well as lower interest rates on our variable rate debt during the period. See “Liquidity and capital resources” for further detail regarding our debt obligations.

In conjunction with the Dex Media merger and as a result of purchase accounting required under GAAP, we recorded Dex Media’s debt at its fair value on January 31, 2006. We recognize an offset to interest expense each period for the amortization of the corresponding fair value adjustment over the life of the respective debt. The offset to interest expense was $4.3 million and $7.6 million for the three months ended March 31, 2008 and 2007, respectively. The decline in the amortization of the fair value adjustment for the three months ended March 31, 2008 is directly attributable to our refinancing transactions conducted during the fourth quarter of 2007.

Income taxes

The effective tax rate on loss before income taxes of 33.3% for the three months ended March 31, 2008 compares to an effective tax rate of 39.5% on income before income taxes for the three months ended March 31, 2007. As a result of the non-cash goodwill impairment charge of $2.5 billion recorded during the three months ended March 31, 2008, we recognized a decrease in our deferred tax liability of $825.1 million, which directly impacted our deferred tax benefit. The change in the effective tax rate for the three months ended March 31, 2008 is primarily due to the tax consequences of the non-cash goodwill impairment charge. The change in the effective tax rate is also attributable to the refinancing transactions conducted during the fourth quarter of 2007, which shifted interest expense to our subsidiaries with lower state income tax rates, and an increase in our valuation allowance related to certain 2008 state tax losses.

Net (loss) income and (loss) earnings per share

Net loss for the three months ended March 31, 2008 of $1.6 billion compares to net income of $16.0 million for the three months ended March 31, 2007. The change to net loss for the three months ended March 31, 2008 from net income for the three months ended March 31, 2007 is primarily due to the non-cash goodwill impairment charge noted above as well as the revenue and expense trends described above.

We account for (loss) earnings per share, or EPS, in accordance with SFAS No. 128, Earnings Per Share, or SFAS No. 128. Under the guidance of SFAS No. 128, diluted EPS is calculated by dividing net (loss) income by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, stock appreciation rights, or SARs, and restricted stock, the dilutive effect of which is calculated using the treasury stock method.

See Note 2, “Summary of Significant Accounting Policies,” in the notes to our unaudited financial statements included in this prospectus for further details and computations of the basic and diluted EPS amounts. For the three months ended March 31, 2008, basic EPS was $(23.60), compared to basic EPS of $0.23 for the three months ended March 31, 2007. For the three months ended March 31, 2008, diluted EPS was $(23.60), compared to diluted EPS of $0.22 for the three months ended March 31, 2007. Due to the fact that there was a reported net loss for the three months ended March 31, 2008, the calculation of diluted EPS was anti-dilutive compared to basic EPS. Diluted EPS cannot be greater (or less of a loss) than basic EPS. Therefore, reported basic EPS and diluted EPS were the same for the three months ended March 31, 2008.

Year ended December 31, 2007 compared to year ended December 31, 2006

Factors affecting comparability

Reclassifications

Certain prior period amounts included in the consolidated statements of operations have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the consolidated statements of operations. In prior periods, certain selling and support expenses were included in cost of revenue and others were included in general and administrative expenses. Additionally, beginning in 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenue to determine net revenue. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense in 2006 to conform to the current period’s presentation. These reclassifications had no impact on operating income or net income for the years ended December 31, 2007 and 2006. The table below summarizes these reclassifications.

	Year Ended December 31, 2006
	As Previously
	Reported	Reclass	As Reclassified
	(Amounts in millions)

Net revenue	$1,895.9	$3.4	$1,899.3
Cost of revenue	987.1	(645.0)	342.1
Selling and support expenses	—	656.0	656.0
General and administrative expenses	142.4	(7.6)	134.8

Acquisitions

As a result of the Dex Media merger and the AT&T Directory Acquisition, the related financings and associated purchase accounting, our 2007 results reported in accordance with GAAP are not comparable to our 2006 reported GAAP results. GAAP results presented for the year ended December 31, 2006 include eleven months of results from the operations of Dex Media, which we refer to as the Dex Media Business and which was acquired on January 31, 2006. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing in 2006 directory revenue and certain expenses associated with directories that published prior to the Dex Media merger, including all directories published in the month the Dex Media merger was completed. Thus, our reported 2007 and 2006 GAAP results are not comparable and our 2006 results are not indicative of our underlying operating and financial performance. Accordingly, management is presenting adjusted pro forma information for the year ended December 31, 2006 that, among other things, eliminates the purchase accounting impact on revenue and certain expenses related to the Dex Media merger and assumes the Dex Media merger occurred on January 1, 2006. Management believes that the presentation of this adjusted pro forma information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the adjusted pro forma amounts disclosed under the caption “Non-GAAP measures — Adjusted pro forma amounts and combined adjusted amounts” below or elsewhere are non-GAAP measures, which are reconciled to the most comparable GAAP measures under that caption below. While the adjusted pro forma results exclude the effects of purchase accounting, and certain other non-recurring items, to better reflect underlying operating results in 2006, because of differences between RHD and Dex Media and their respective accounting policies, the 2007 GAAP results and 2006 adjusted pro forma results are not strictly comparable and should not be treated as such.

GAAP reported results

Net revenue

The components of our net revenue for the years ended December 31, 2007 and 2006 were as follows:

	For the Years Ended December 31,
	2007	2006	$ Change
	(Amounts in millions)

Gross directory advertising revenue	$2,697.3	$1,907.3	$790.0
Sales claims and allowances	(54.8)	(41.9)	(12.9)

Net directory advertising revenue	2,642.5	1,865.4	777.1
Other revenue	37.8	33.9	3.9

Total net revenue	$2,680.3	$1,899.3	$781.0

Our directory advertising revenue is earned primarily from the sale of advertising in yellow pages directories we publish, net of sales claims and allowances. Directory advertising revenue also includes revenue for Internet-based advertising products including online directories such as DexKnows.com, Business.com, and Internet marketing services. Directory advertising revenue is affected by several factors, including changes in the quantity and size of advertisements, acquisition of new customers, renewal rates of existing customers, premium advertisements sold, changes in the advertisement pricing and the introduction of new products. Revenue with respect to print advertising and Internet-based advertising products that are sold with print advertising, is recognized under the deferral and amortization method, whereby revenue is initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenue with respect to Internet-based services that are not sold with print advertising, such as Internet marketing services, is recognized as delivered or fulfilled.

Gross directory advertising revenue for the year ended December 31, 2007 increased $790.0 million, or 41.4%, from the year ended December 31, 2006. The increase is primarily due to an increase of $778.2 million in gross directory advertising revenue from directories acquired in the Dex Media merger, which we refer to as the Qwest directories, which included gross directory advertising revenue of $1,647.1 million for the year ended December 31, 2007 as compared to $868.9 million for the year ended December 31, 2006. Due to purchase accounting, gross directory advertising revenue for the year ended December 31, 2006 excluded the amortization of advertising revenue for Qwest directories published prior to February 2006 totaling $661.5 million. Purchase accounting related to the Dex Media merger had no impact on reported revenue in 2007. The increase is also a result of recognizing a full year of results during 2007 from the Dex Media Business acquired on January 31, 2006, as opposed to eleven months of results during 2006.

The increase in gross directory advertising revenue for the year ended December 31, 2007 is also due to new product introductions, including online products and services and incremental revenue from Business.com and Local Launch. These increases are partially offset by declines in renewal business, declines in sales productivity related to systems modernization and weaker housing trends in certain of our Embarq markets.

Sales claims and allowances for the year ended December 31, 2007 increased $12.9 million, or 30.8%, from the year ended December 31, 2006. The increase in sales claims and allowances for the year ended December 31, 2007 is primarily due to recognizing a full year of results during 2007 from the acquired Dex Media Business, as opposed to eleven months of results during 2006 and the related purchase accounting impact during that period, offset by lower claims experience during 2007 primarily in the Qwest markets.

Other revenue for the year ended December 31, 2007 increased $3.9 million, or 11.5%, from the year ended December 31, 2006. Other revenue includes barter revenue, late fees received on outstanding customer balances, commissions earned on sales contracts with respect to advertising placed into other publishers’ directories, and sales of directories and certain other advertising-related products. The increase in other revenue for the year ended December 31, 2007 is primarily a result of recognizing a full year of results during 2007 from the Dex Media Business, as opposed to eleven months of results during 2006, partially offset by declines in barter activity.

Advertising sales is a statistical measure and consists of sales of advertising in print directories distributed during the period and Internet-based products and services with respect to which such advertising first appeared publicly during the period. It is important to distinguish advertising sales from net revenue, which under GAAP is recognized under the deferral and amortization method. Advertising sales for the year ended December 31, 2007 were $2,743.4 million, compared to $2,732.8 million for the year ended December 31, 2006. Advertising sales for these periods assumes the Business.com Acquisition occurred on January 1, 2006, and for the year ended December 31, 2006 assumes the Dex Media merger occurred on January 1, 2006. The $10.6 million, or 0.4%, increase in advertising sales for the year ended December 31, 2007 is a result of stronger ad sales in the second and fourth quarters of 2007, increases in our new online products and services, and Business.com and Local Launch revenue, partially offset by declines in renewal business, mainly driven by conservatism in advertiser spending based on economic indicators. Revenue with respect to print advertising, and Internet-based advertising products that are sold with print advertising, is recognized under the deferral and amortization method, whereby revenue is initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenue with respect to Internet-

based services that are not sold with print advertising, such as Internet marketing services, is recognized as delivered or fulfilled.

Expenses

The components of our total expenses for the years ended December 31, 2007 and 2006 were as follows:

	For the Years Ended December 31,
	2007	2006	$ Change
	(Amounts in millions)

Cost of revenue	$450.3	$342.1	$108.2
Selling and support expenses	716.3	656.0	60.3
General and administrative expenses	145.6	134.8	10.8
Depreciation and amortization	463.1	323.6	139.5

Total expenses	$1,775.3	$1,456.5	$318.8

Our operating expenses in 2007 include investments in our Triple Play strategy, with focus on our online products and services, and our directory publishing business with new product introductions in our Qwest, Embarq and AT&T markets. These investments include launching our new Dex market brand and our new URL, DexKnows.com, across our entire footprint, the introduction of plus companion directories in our Embarq and AT&T markets, as well as associated marketing and advertising campaigns, employee training associated with new product introductions, modernization and consolidation of our IT platform. We expect that these investments will drive future advertising sales and revenue improvements.

Certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory. These costs are specifically identifiable to a particular directory and include sales commissions and print, paper and initial distribution costs. Sales commissions include amounts paid to employees for sales to local advertisers and to CMRs, which act as our channel to national advertisers. All other expenses, such as sales person salaries, sales manager compensation, sales office occupancy, publishing and information technology services, are not specifically identifiable to a particular directory and are recognized as incurred. Our costs recognized in a reporting period consist of: (i) costs incurred in that period and fully recognized in that period; (ii) costs incurred in a prior period, a portion of which is amortized and recognized in the current period; and (iii) costs incurred in the current period, a portion of which is amortized and recognized in the current period and the balance of which is deferred until future periods. Consequently, there will be a difference between costs recognized in any given period and costs incurred in the given period, which may be significant. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of directory distribution.

Cost of revenue

Total cost of revenue for the year ended December 31, 2007 was $450.3 million, compared to $342.1 million reported for the year ended December 31, 2006. The primary components of the $108.2 million, or 31.6%, increase in cost of revenue are as follows:

$ Change
(Amounts in millions)

Expenses related to the Dex Media Business excluded from the year ended December 31, 2006 due to purchase accounting from the Dex Media merger	$119.3
Increased internet production and distribution costs	37.2
Increased print, paper and distribution costs	10.9
Decreased “cost uplift” expense	(49.3)
Decreased barter expense	(8.0)
All other, net	(1.9)

Total increase in cost of revenue for the year ended December 31, 2007	$108.2

The increase in cost of revenue for the year ended December 31, 2007 is primarily due to the effects of purchase accounting associated with the Dex Media merger in 2006, as well as recognizing a full year of results from the acquired Dex Media Business during 2007.

As a result of purchase accounting required by GAAP, print and delivery costs related to directories that published prior to and in the month of the Dex Media merger totaling $119.3 million were not reported during the year ended December 31, 2006. Directory expenses incurred during the year ended December 31, 2006 include the amortization of deferred directory costs relating to Qwest directories published beginning in February 2006.

During the year ended December 31, 2007, we incurred $37.2 million of additional expenses related to internet production and distribution due to investment in our Triple Play strategy, as well as recognizing a full year of results from the acquired Dex Media Business, compared to the year ended December 31, 2006. This investment focuses on enhancing and growing our IYP and Internet marketing products and services.

During the year ended December 31, 2007, we incurred $10.9 million of additional print, paper and distribution costs, compared to the year ended December 31, 2006, due to new companion print products in our Embarq and AT&T markets, as well as recognizing a full year of results from the acquired Dex Media Business. Companion directories are a small format directory that serves as a complement to the core directory, with replicated advertising from the core directory available for an additional charge to our advertisers. Increases were offset by the commencement of our print product optimization program and negotiated price reductions in our print expenses.

As a result of purchase accounting required by GAAP, we recorded deferred directory costs, such as print, paper, delivery and commissions, related to directories that were scheduled to publish subsequent to the Dex Media merger and the AT&T Directory Acquisition at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as “cost uplift.” Cost uplift associated with print, paper and delivery costs is amortized over the terms of the applicable directories to cost of revenue, whereas cost uplift associated with commissions is amortized over the terms of the applicable directories to selling and support expenses. The fair value of these costs as of the date each acquisition was completed was determined to be $157.7 million and $81.3 million for the Dex Media merger and the AT&T Directory Acquisition, respectively. Cost uplift amortization associated with print, paper and delivery costs totaled $15.3 million for the year ended December 31, 2007, compared to $64.6 million for the year ended December 31, 2006, related to the Dex Media merger. This represents a decrease in cost uplift expense of $49.3 million for the year ended December 31, 2007. There was no amortization of cost uplift recognized as cost of revenue for the years ended December 31, 2007 and 2006 relating to the AT&T Directory Acquisition.

During the year ended December 31, 2007, barter expenses declined $8.0 million compared to the year ended December 31, 2006, due to planned declines in barter activity in our Qwest markets.

Changes in the All other category primarily relate to a decrease in print delivery management costs due to synergies resulting from the Dex Media merger.

Selling and support expenses

Total selling and support expenses for the year ended December 31, 2007 were $716.3 million, compared to $656.0 million reported for the year ended December 31, 2006. The primary components of the $60.3 million, or 9.2%, increase in selling and support expenses are as follows:

$ Change
(Amounts in millions)

Expenses related to the Dex Media Business excluded from the year ended December 31, 2006 due to purchase accounting from the Dex Media merger	$100.7
Increased advertising and branding expenses	22.5
Decreased “cost uplift” expense	(45.8)
Decreased commissions and salesperson costs	(9.5)
All other, net	(7.6)

Total increase in selling and support expenses for the year ended December 31, 2007	$60.3

The increase in selling and support expenses for the year ended December 31, 2007 is primarily due to the effects of purchase accounting associated with the Dex Media merger in 2006, as well as recognizing a full year of results from the acquired Dex Media Business during 2007.

As a result of purchase accounting required by GAAP, deferred commissions and other selling and support costs related to directories that published prior to and in the month of the Dex Media merger totaling $100.7 million were not reported during the year ended December 31, 2006. Directory expenses incurred during the year ended December 31, 2006 include the amortization of deferred directory costs relating to Qwest directories published beginning in February 2006.

During the year ended December 31, 2007, we incurred $22.5 million of additional advertising and branding expenses as compared to the year ended December 31, 2006. These media and collateral costs were incurred to promote our Triple Play strategy, our Dex brand name for all of our print and online products, as well as the use of DexKnows.com as our new URL across our entire footprint. The increase is also attributable to recognizing a full year of results from the acquired Dex Media Business. Advertising expense includes $7.8 million related to traffic acquisition costs associated with the operations of Business.com, with no comparable expense for the prior corresponding period.

Cost uplift associated with commissions totaled $13.6 million during the year ended December 31, 2007 relating to the Dex Media merger, compared to $59.4 million for the year ended December 31, 2006 relating to the Dex Media merger and the AT&T Directory Acquisition. This represents a decrease in cost uplift of $45.8 million for the year ended December 31, 2007.

During the year ended December 31, 2007, commissions and salesperson costs declined $9.5 million compared to the year ended December 31, 2006, primarily due to lower CMR commission rates.

Changes in the All other category primarily relate to a decrease in non-cash stock-based compensation expense, partially offset by an increase in sales training costs due to new product introductions across our entire footprint, including online products and services.

General and administrative expenses

General and administrative, or G&A, expenses for the year ended December 31, 2007 were $145.6 million, compared to $134.8 million for the year ended December 31, 2006. The primary components of the $10.8 million, or 8.0%, increase in G&A expenses are as follows:

$ Change
(Amounts in millions)

Increase in IT expenses	$7.3
Decreased general corporate expenses	(3.8)
All other, net	7.3

Total increase in G&A expenses for the year ended December 31, 2007	$10.8

The increase in G&A expenses for the year ended December 31, 2007 is primarily due recognizing a full year of results from the acquired Dex Media Business during 2007, as opposed to eleven months of results during 2006.

During the year ended December 31, 2007, we incurred approximately $7.3 million of additional IT expenses compared to the year ended December 31, 2006, due to recognizing a full year of results from the acquired Dex Media Business, investment in our IT infrastructure to support our Triple Play products and services, and enhancements and technical support of multiple production systems as we continue to integrate to a consolidated IT platform. This increase is partially offset by cost savings resulting from lower rates associated with a recently negotiated IT contract, which became effective in July 2007.

G&A expenses for the year ended December 31, 2007 included reductions in general corporate expenses of $3.8 million from the year ended December 31, 2006, primarily due to achieving cost synergies and expense reduction efforts associated with the Dex Media merger.

Depreciation and amortization

Depreciation and amortization, or D&A, expense for the year ended December 31, 2007 was $463.1 million, compared to $323.6 million for the year ended December 31, 2006. Amortization of intangible assets was $408.3 million for the year ended December 31, 2007, compared to $277.5 million for the year ended December 31, 2006. The increase in amortization expense for the year ended December 31, 2007 is primarily due to recognizing a full year of amortization related to intangible assets acquired in the Dex Media merger, amortizing the local customer relationships intangible asset acquired in the Dex Media merger beginning in the first quarter of 2007 and amortization of intangible assets acquired in the Business.com Acquisition. During the year ended December 31, 2007, we recognized an impairment charge of $20.0 million associated with the tradenames acquired in the Embarq Directory Acquisition. This impairment charge resulted from a change in our branding strategy to utilize a new Dex market brand for all of our print and online products across our entire footprint and discontinued use of the tradenames acquired in the Embarq Directory Acquisition. This impairment charge was determined using the relief from royalty valuation method and is included within depreciation and amortization on the consolidated statement of operations for the year ended December 31, 2007.

Depreciation of fixed assets and amortization of computer software was $54.8 million for the year ended December 31, 2007, compared to $46.1 million for the year ended December 31, 2006. The increase in depreciation expense for the year ended December 31, 2007 was primarily due to recognizing a full year of depreciation related to fixed assets acquired in the Dex Media merger as well as additional depreciation expense resulting from fixed asset additions related to computer software.

Operating income

Operating income for the years ended December 31, 2007 and 2006 was as follows:

	For the Years Ended December 31,
	2007	2006	$ Change
	(Amounts in millions)

Total	$905.0	$442.8	$462.2

Operating income for the year ended December 31, 2007 of $905.0 million increased by $462.2 million from operating income of $442.8 million for the year ended December 31, 2006. The increase in operating income for the year ended December 31, 2007 is due to the effects of purchase accounting associated with the Dex Media merger in 2006, recognizing a full year of results from the acquired Dex Media Business during 2007, and other revenue and expense trends described above.

Non-operating income

During the year ended December 31, 2007, we recognized a non-operating gain on the sale of an investment of $1.8 million.

Interest expense, net

Net interest expense for the year ended December 31, 2007 was $830.9 million, compared to $765.1 million for the year ended December 31, 2006, and includes $40.0 million and $21.9 million, respectively, of non-cash amortization of deferred financing costs. The increase in net interest expense of $65.8 million for the year ended December 31, 2007 when compared to the prior corresponding period, is primarily due to call premium payments of $71.7 million and write-off of unamortized deferred financing costs of $16.8 million (which is included in the amortization of deferred financing costs of $40.0 million noted above) associated with the refinancing transactions conducted during the fourth quarter of 2007. The increase in net interest expense is also attributable to recognizing a full period of interest expense related to the outstanding debt associated with the Dex Media merger and GS Repurchase described below and debt acquired in the Dex Media merger.

In conjunction with the Dex Media merger and as a result of purchase accounting required under GAAP, we recorded Dex Media’s debt at its fair value on January 31, 2006. We recognize an offset to interest expense each period for the amortization of the corresponding fair value adjustment over the life of the respective debt. The offset to interest expense was $92.1 million for the year ended December 31, 2007, compared to $26.4 million for the year ended December 31, 2006. The offset to interest expense for the year ended December 31, 2007 includes $62.2 million related to the redemption of Dex Media East’s outstanding 9.875% senior notes and 12.125% senior subordinated notes on November 26, 2007.

The increase in net interest expense is also partially offset by lower outstanding debt during the year ended December 31, 2007 due to debt repayments. See “Liquidity and capital resources” for further detail regarding our debt obligations.

Provision (benefit) for income taxes

The effective tax rate on income before income taxes of 38.3% for the year ended December 31, 2007 compares to 26.2% on loss before income taxes for the year ended December 31, 2006. The increase in the rate is a result of higher state tax expense due to the increase of uncertain tax liabilities in various tax jurisdictions, specifically New York and North Carolina, and due to an increase in the valuation allowance against certain state net operating losses that we believe will more likely than not expire prior to their utilization. In addition, the rate increase also reflects recognition of additional interest expense of $1.6 million and $1.2 million in 2007 related to the taxable years 2004 and 2005, respectively, as a result of the IRS settlement in July 2007 described below.

The 2007 provision for income taxes of $29.0 million is comprised of a federal tax provision of $27.5 million, resulting from a current tax provision of $11.8 million relating to an Internal Revenue Service, or IRS, settlement and a deferred tax provision of $15.7 million resulting from a current year taxable loss. The 2007 state tax provision of $1.5 million results from a current tax provision of $8.5 million relating to taxes due in states where our subsidiaries file separate company returns, offset by a deferred state tax benefit of $7.0 million relating to the apportioned taxable income or loss among various states. A federal net operating loss for income tax purposes of approximately $303.3 million was generated in 2007 primarily as a result of tax amortization expense recorded with respect to the intangible assets acquired in the Dex Media merger, AT&T Directory Acquisition, Embarq Directory Acquisition and Business.com Acquisition.

At December 31, 2007, we had federal and state net operating loss carryforwards of approximately $618.3 million (net of carryback) and $801.3 million, respectively, which will begin to expire in 2026 and 2008, respectively. These amounts include consideration of net operating losses expected to expire unused due to the Internal Revenue Code, or the Code, Section 382 limitation for ownership changes related to Business.com that occurred prior to the Business.com Acquisition.

The 2006 income tax benefit of $84.5 million is comprised of a federal deferred tax benefit of $112.9 million resulting from the period’s taxable loss, offset by a state tax provision of $28.4 million. The 2006 state tax provision of $28.4 million primarily resulted from the modification of apportioned taxable income or loss among various states. A net operating loss for tax purposes of approximately $216.3 million was generated in 2006 primarily as a result of tax amortization expense recorded with respect to the intangible assets acquired in the Dex Media merger, AT&T Directory Acquisition and Embarq Directory Acquisition.

In July 2007, we effectively settled all issues under consideration with the IRS related to its audit for taxable years 2003 and 2004. Therefore, tax years 2005 and 2006 are still subject to examination by the IRS. Certain state tax returns are under examination by various regulatory authorities. We continuously review issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of our reserves. We believe that our accrued tax liabilities under FIN No. 48 are adequate to cover uncertain tax positions related to U.S. federal and state income taxes.

Net income (loss), loss available to common shareholders and earnings (loss) per share

Net income for the year ended December 31, 2007 was $46.9 million, compared to a net loss of $(237.7) million reported for the year ended December 31, 2006. Net income for the year ended December 31, 2007 as compared to the net loss reported for the year ended December 31, 2006 is primarily due to recognizing a full year of results from the acquired Dex Media Business during 2007, absent any adverse impact from purchase accounting associated with the Dex Media merger. Net income for the year ended December 31, 2007 was negatively impacted by increased interest expense and D&A as described above.

On January 27, 2006, we repurchased the remaining 100,301 shares of our preferred stock from investment partnerships affiliated with the GS Funds for $336.1 million in cash, including accrued cash dividends and interest, which we refer to as the GS Repurchase. Based on the terms of the stock purchase agreement, the recorded value of the preferred stock was accreted to its redemption value of $336.1 million at January 27, 2006. The accretion to redemption value of $2.0 million (which represented accrued dividends and interest) was recorded as an increase to loss available to common shareholders on the consolidated statement of operations for the year ended December 31, 2006. In conjunction with the GS Repurchase, we also reversed the previously recorded BCF related to these shares and recorded a decrease to loss available to common shareholders of $31.2 million on the consolidated statement of operations for the year ended December 31, 2006.

The resulting loss available to common shareholders was $(208.5) million for the year ended December 31, 2006.

Subsequent to the GS Repurchase and for the year ended December 31, 2007, we accounted for EPS in accordance with SFAS No. 128. For the year ended December 31, 2006 (through January 27, 2006, the closing date of the GS Repurchase), we accounted for EPS in accordance with Emerging Issues Task Force, or EITF,

No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which we refer to as EITF 03-6, which established standards regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing loss allocable to common shareholders by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock. Therefore, the following EPS amounts only pertain to our common stock.

Under the guidance of SFAS No. 128, diluted EPS is calculated by dividing loss allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, SARs, restricted stock and warrants, the dilutive effect of which is calculated using the treasury stock method, and prior to the GS Repurchase, our preferred stock, the dilutive effect of which was calculated using the “if-converted” method.

The calculation of basic and diluted EPS for the years ended December 31, 2007 and 2006, respectively, is presented below.

	For the Years Ended
	December 31,
	2007	2006
	(Amounts in thousands,
	except percentages and
	per share amounts)

Basic EPS
Income (loss) available to common shareholders	$46,859	$(208,483)
Amount allocable to common shareholders(1)	100%	100%

Income (loss) allocable to common shareholders	46,859	(208,483)
Weighted average common shares outstanding	70,932	66,448

Basic earnings (loss) per share	$0.66	$(3.14)

Diluted EPS
Income (loss) available to common shareholders	$46,859	$(208,483)
Amount allocable to common shareholders(1)	100%	100%

Income (loss) allocable to common shareholders	$46,859	(208,483)
Weighted average common shares outstanding	70,932	66,448
Dilutive effect of stock awards and warrants(2)	1,031	—
Dilutive effect of preferred stock assuming conversion(2)	—	—

Weighted average diluted shares outstanding	71,963	66,448

Diluted earnings (loss) per share	$0.65	$(3.14)

(1)	In computing EPS using the two-class method, we have not allocated the net loss reported for the year ended December 31, 2006 between common and preferred shareholders since preferred shareholders had no contractual obligation to share in the net loss.

(2)	Due to the loss allocable to common shareholders reported for the year ended December 31, 2006, the effect of all stock-based awards, warrants and the assumed conversion of the preferred stock were anti-dilutive and therefore are not included in the calculation of diluted EPS. For the years ended December 31, 2007 and 2006, 2,593 shares and 2,263 shares, respectively, of stock-based awards had exercise prices that exceeded the average market price of our common stock for the respective periods. For the year ended December 31, 2006, the assumed conversion of the preferred stock into 391 shares of common stock was anti-dilutive and therefore not included in the calculation of diluted EPS.

Non-GAAP measures — Adjusted pro forma amounts

As a result of the Dex Media merger and AT&T Directory Acquisition, the related financings and associated purchase accounting, our 2007 results reported in accordance with GAAP are not comparable to our 2006 reported GAAP results. GAAP results presented for the year ended December 31, 2006 include eleven months of results from the Dex Media Business, which was acquired on January 31, 2006. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing in 2006 directory revenue and certain expenses associated with directories that published prior to the Dex Media merger, including all directories published in the month the Dex Media merger was completed. Thus, our reported 2007 and 2006 GAAP results are not comparable and our 2006 results are not indicative of our underlying operating and financial performance. Accordingly, management is presenting adjusted pro forma information for the year ended December 31, 2006 that, among other things, eliminates the purchase accounting impact on revenue and certain expenses related to the Dex Media merger and assumes the Dex Media merger occurred on January 1, 2006. Management believes that the presentation of this adjusted pro forma information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the adjusted pro forma amounts disclosed below or elsewhere are non-GAAP measures, which are reconciled to the most comparable GAAP measures below. While the adjusted pro forma results exclude the effects of purchase accounting, and certain other non-recurring items, to better reflect underlying operating results in 2006, because of differences between RHD and Dex Media and their respective accounting policies, the 2007 GAAP results and 2006 adjusted pro forma results are not strictly comparable and should not be treated as such.

2007 reported GAAP operating income compared to 2006 adjusted pro forma operating income

The components of reported GAAP operating income for the year ended December 31, 2007 and adjusted pro forma operating income for the year ended December 31, 2006 are as follows:

	For the Year Ended
	December 31, 2007	For the Year Ended December 31, 2006
	Reported	Reported			Adjusted
	GAAP	GAAP	Adjustments		Pro Forma	$ Change
	(Amounts in millions)
Net revenue	$2,680.3	$1,899.3	$789.2	(1)	$2,688.5	$(8.2)
Expenses, other than depreciation and amortization	1,312.2	1,132.9	108.8	(2)	1,241.7	70.5
Depreciation and amortization	463.1	323.6	20.5	(3)	344.1	119.0

Operating income	$905.0	$442.8	$659.9		$1,102.7	$(197.7)

(1)	Represents all deferred revenue for directories that published prior to the Dex Media merger, which would have been recognized during the period absent purchase accounting required under GAAP. Adjustments also include GAAP revenue for January 2006 as reported by Dex Media.

(2)	Represents (a) certain deferred expenses for directories that published prior to the Dex Media merger, which would have been recognized during the period absent purchase accounting required under GAAP, (b) GAAP expenses for January 2006 as reported by Dex Media, (c) exclusion of transaction expenses reported by Dex Media in January 2006 directly related to the Dex Media merger and (d) the exclusion of cost uplift recorded under purchase accounting associated with the Dex Media merger and the AT&T Directory Acquisition.

(3)	Represents the additional amortization expense related to the identifiable intangible assets acquired in the Dex Media merger, assuming the Dex Media merger was consummated on January 1, 2006.

2007 reported GAAP net revenue compared to 2006 adjusted pro forma net revenue

The components of reported GAAP net revenue for the year ended December 31, 2007 and adjusted pro forma net revenue for the year ended December 31, 2006 are as follows:

	For the Year Ended
	December 31, 2007	For the Year Ended December 31, 2006
	Reported	Reported			Adjusted
	GAAP	GAAP	Adjustments		Pro Forma	$ Change
	(Amounts in millions)
Gross directory advertising revenue	$2,697.3	$1,907.3	$798.1	(1)	$2,705.4	$(8.1)
Sales claims and allowances	(54.8)	(41.9)	(23.0	)(1)	(64.9)	10.1

Net directory advertising revenue	2,642.5	1,865.4	775.1		2,640.5	2.0
Other revenue	37.8	33.9	14.1	(2)	48.0	(10.2)

Net revenue	$2,680.3	$1,899.3	$789.2		$2,688.5	$(8.2)

(1)	Represents gross directory advertising revenue and sales claims and allowances for directories that published prior to the Dex Media merger, which would have been recognized during the period absent purchase accounting required under GAAP. Adjustments also include GAAP results for January 2006 as reported by Dex Media.

(2)	Other revenue includes barter revenue, late fees paid on outstanding customer balances, commissions earned on sales contracts with respect to advertising placed into other publishers’ directories, sales of directories and certain other print and internet products.

Gross directory advertising revenue with respect to print advertising, and Internet-based advertising products that are sold with print advertising, is recognized under the deferral and amortization method, whereby revenue is initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenue with respect to Internet-based services that are not sold with print advertising, such as Internet marketing services, is recognized as delivered or fulfilled. Accordingly, revenue recognized in a reporting period consists of (i) revenue incurred in that period and fully recognized in that period, (ii) revenue incurred in a prior period, a current portion of which is amortized and recognized in the current period, and (iii) revenue incurred in the current period, a portion of which is amortized and recognized in the current period and the balance of which is deferred until future periods.

Gross revenue for the year ended December 31, 2007 was $2,697.3 million, representing a decrease of $8.1 million, or 0.3%, from adjusted pro forma gross revenue of $2,705.4 million for the year ended December 31, 2006. The primary components of this decrease include declines in renewal business, mainly driven by conservatism in advertiser spending based on economic indicators, weaker advertising sales in the first and third quarters of 2007, partially offset by stronger advertising sales in the second and fourth quarters of 2007, increases in our new online products and services, Business.com and Local Launch revenue.

Reported sales claims and allowances for the year ended December 31, 2007 were $54.8 million, representing a decrease of $10.1 million or 15.6% from adjusted pro forma sales claims and allowances of $64.9 million reported for the year ended December 31, 2006. This decrease is primarily due to higher sales claims experience in 2006 associated with the prior legacy Dex Media systems conversion. The system conversion issues were resolved during 2006.

Reported other revenue for the year ended December 31, 2007 was $37.8 million, representing a decrease of $10.2 million or 21.3% from adjusted pro forma other revenue of $48.0 million for the year ended December 31, 2006. This decrease is primarily related to declines in barter activity and declines in revenue related to other advertising-related products.

2007 reported GAAP expenses compared to 2006 adjusted pro forma expenses

Reported GAAP expenses, other than depreciation and amortization, for the year ended December 31, 2007 of $1,312.2 million increased by $70.5 million, or 5.7%, from adjusted pro forma expenses of

$1,241.7 million for the year ended December 31, 2006. The primary components of the $70.5 million increase in reported GAAP expenses, other than depreciation and amortization, for the year ended December 31, 2007 are shown below:

$ Change
(Amounts in
millions)

Increased internet production and distribution costs	$33.8
“Cost uplift” expense	28.9
Increased advertising and branding expenses	22.5
Increased print, paper and distribution costs	10.9
Increased IT expenses	4.1
Decreased commissions and salesperson costs	(9.5)
Decreased barter expense	(8.0)
Decreased general corporate expenses	(5.5)
All other, net	(6.7)

Total increase in 2007 reported GAAP expenses, other than depreciation and amortization, compared to 2006 adjusted pro forma expenses	$70.5

Reported GAAP internet production and distribution costs for the year ended December 31, 2007 increased $33.8 million from adjusted pro forma internet production and distribution costs for the year ended December 31, 2006 due to investment in our Triple Play strategy as well as costs associated with the operations of Business.com. Investment in our Triple Play strategy focuses on enhancing and growing our IYP and Internet marketing products and services. Adjusted pro forma internet production and distribution costs for the year ended December 31, 2006 also included expenses for January 2006 as reported by Dex Media.

During the year ended December 31, 2007, reported GAAP expenses, other than depreciation and amortization, include $28.9 million of cost uplift expense related to the Dex Media merger, while adjusted pro forma expenses for the year ended December 31, 2006 exclude cost uplift expense. Similarly, reported GAAP expenses for the year ended December 31, 2006 included $124.0 million of cost uplift expense related to the Dex Media merger and AT&T Directory Acquisition, with no comparable adjusted pro forma expense for the year ended December 31, 2006. Cost uplift related to the Dex Media merger has been fully recognized in 2007 as all directories that were scheduled to publish on a 12 month cycle have been published. Cost uplift related to the Dex Media merger will not impact future periods.

During the year ended December 31, 2007, we incurred $22.5 million of additional advertising and branding expenses as compared to adjusted pro forma advertising and branding expenses for the year ended December 31, 2006. These media and collateral costs were incurred to promote our Triple Play strategy, our Dex brand name for all of our print and online products, as well as the use of DexKnows.com as our new URL across our entire footprint. The increase in advertising expense also includes $7.8 million related to traffic acquisition costs associated with the operations of Business.com.

During the year ended December 31, 2007, we incurred $10.9 million of additional print, paper and distribution costs as compared to adjusted pro forma print, paper and distribution costs during the year ended December 31, due to new companion print products in our Embarq and AT&T markets. Increases were offset by the commencement of our print product optimization program and negotiated price reductions in our print expenses.

During the year ended December 31, 2007, we incurred approximately $4.1 million of additional GAAP IT expenses compared to adjusted pro forma IT expenses for the year ended December 31, 2006, due to recognizing a full year of results from the acquired Dex Media Business, investment in our IT infrastructure to support our Triple Play products and services, and enhancements and technical support of multiple production systems as we continue to integrate to a consolidated IT platform. This increase is partially offset by cost savings resulting from lower rates associated with a recently negotiated IT contract, which became effective in July 2007. Adjusted pro forma IT expenses for the year ended December 31, 2006 also included expenses for January 2006 as reported by Dex Media.

Commissions and salesperson costs for the year ended December 31, 2007 decreased $9.5 million from adjusted pro forma commissions and salesperson costs for the year ended December 31, 2006, primarily due to lower CMR commission rates.

During the year ended December 31, 2007, barter expenses declined $8.0 million, compared to adjusted pro forma barter expenses for the year ended December 31, 2006, due to declines in barter activity in our Qwest markets.

Reported GAAP general corporate expenses for the year ended December 31, 2007 were $5.5 million lower than adjusted pro forma general corporate expenses for the year ended December 31, 2006, primarily due to achieving cost synergies and expense reduction efforts associated with the Dex Media merger.

Changes in the All other category primarily relate to a decrease in non-cash stock-based compensation expense, partially offset by an increase in sales training costs due to new product introductions across our entire footprint, including online products and services.

Reported GAAP D&A expense for the year ended December 31, 2007 was $463.1 million, compared to adjusted pro forma D&A expense of $344.1 million for the year ended December 31, 2006. Adjusted pro forma D&A expense for the year ended December 31, 2006 includes incremental D&A as if the Dex Media merger had occurred on January 1, 2006. The increase in reported GAAP D&A for the year ended December 31, 2007 of $119.0 million is primarily related to amortizing the local customer relationships intangible asset acquired in the Dex Media merger beginning in the first quarter of 2007, the impairment charge associated with the tradenames acquired in the Embarq Directory Acquisition discussed above, and amortization of intangible assets acquired in the Business.com Acquisition.

2007 reported GAAP operating income compared to 2006 adjusted pro forma operating income

Reported GAAP operating income for the year ended December 31, 2007 was $905.0 million, representing a decrease of $197.7 million from adjusted pro forma operating income of $1,102.7 million for the year ended December 31, 2006, reflecting the variances between revenues and expenses from period to period described above.

Year ended December 31, 2006 compared to year ended December 31, 2005

Factors affecting comparability

Reclassifications

Certain prior period amounts included in the consolidated statements of operations have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the consolidated statements of operations. In prior periods, certain selling and support expenses were included in cost of revenue and others were included in general and administrative expenses. Additionally, beginning in 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenue to determine net revenue. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense in 2006 and bad debt expense in 2005 to conform to the current period’s presentation. Adjustments for customer claims prior to 2006 were not material. These reclassifications had no impact on operating income or net income for the years ended December 31, 2006 and 2005. The table below summarizes these reclassifications.

	Year Ended December 31, 2006			Year Ended December 31, 2005
	As Previously			As Previously
	Reported	Reclass	As Reclassified	Reported	Reclass	As Reclassified
	(Amounts in millions)

Net revenue	$1,895.9	$3.4	$1,899.3	$956.6	$—	$956.6
Cost of revenue	987.1	(645.0)	342.1	436.0	(320.1)	115.9
Selling and support expenses	—	656.0	656.0	—	327.4	327.4
General and administrative expenses	142.4	(7.6)	134.8	60.2	(7.2)	53.0

Acquisitions

As a result of the Dex Media merger and AT&T Directory Acquisition, the related financings and associated purchase accounting, our 2006 results reported in accordance with GAAP are not comparable to our 2005 reported GAAP results. GAAP results presented for the year ended December 31, 2006 include eleven months of results from the Dex Media Business, which was acquired on January 31, 2006. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each acquisition, including all directories published in the month each acquisition was completed. Thus, our reported 2006 and 2005 GAAP results are not comparable or indicative of our underlying operating and financial performance. Accordingly, management is presenting (1) 2006 adjusted pro forma information that, among other things, eliminates the purchase accounting impact on revenue and certain expenses related to the Dex Media merger and assumes the Dex Media merger occurred on January 1, 2006, and (2) 2005 combined adjusted information reflecting the sum of (a) RHD’s 2005 adjusted results (reflecting adjustments relating to the AT&T Directory Acquisition) and (b) Dex Media’s reported GAAP results during the period. Management believes that the presentation of this adjusted pro forma and combined adjusted information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the adjusted pro forma and combined adjusted amounts disclosed under the caption “Non-GAAP measures — Adjusted pro forma and combined adjusted amounts” or elsewhere are non-GAAP measures, which are reconciled to the most comparable GAAP measures under that caption below. While the adjusted pro forma and combined adjusted results each exclude the effects of purchase accounting, and certain other non-recurring items, to better reflect underlying operating results in the respective periods, because of differences between RHD, Dex Media and AT&T and their respective predecessor accounting policies, the adjusted pro forma and combined adjusted results are not strictly comparable and should not be treated as such.

SFAS No. 123 (R)

For the year ended December 31, 2006, we recognized $43.3 million of stock-based compensation expense in accordance with SFAS No. 123 (R) related to stock-based awards granted under our various employee and non-employee stock incentive plans, with no expense on a comparable basis in 2005.

GAAP Reported Results

Net Revenue

The components of our net revenue for the years ended December 31, 2006 and 2005 were as follows:

	For the Years Ended December 31,
	2006	2005	$ Change
	(Amounts in millions)

Gross directory advertising revenue	$1,907.3	$956.0	$951.3
Sales claims and allowances	(41.9)	(10.4)	(31.5)

Net directory advertising revenue	1,865.4	945.6	919.8
Other revenue	33.9	11.0	22.9

Total net revenue	$1,899.3	$956.6	$942.7

Our directory advertising revenue is earned primarily from the sale of advertising in yellow pages directories we publish, net of sales claims and allowances. Directory advertising revenue also includes revenue for those Internet-based advertising products that are bundled with print advertising, including certain IYP products, and Internet-based advertising products not bundled with print advertising, such as our SEM and SEO services. Directory advertising revenue is affected by several factors, including changes in the quantity and size of advertisements sold, defectors and new advertisers, as well as the proportion of premium advertisements sold, changes in the pricing of advertising, changes in the quantity and mix of advertising purchased per account and the introduction of additional products that generate incremental revenue. Revenue with respect to print advertising, and Internet-based advertising products that are bundled with print advertising, is recognized under the deferral and amortization method, whereby revenue is initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenue with respect to Internet-based services that are not bundled with print advertising, such as SEM and SEO services, is recognized as delivered or fulfilled.

Total net revenue in 2006 was $1,899.3 million, representing an increase of $942.7 million from total net revenue reported in 2005 of $956.6 million. The increase in total net revenue in 2006 is primarily a result of the Dex Media merger, as well as, to a lesser extent, purchase accounting resulting from the AT&T Directory Acquisition. Total net revenue for 2006 includes $857.2 million of net revenue from Qwest directories with no comparable revenue in 2005. Due to purchase accounting, total net revenue for 2006 excluded the amortization of advertising revenue for Qwest directories published before February 2006 under the deferral and amortization method totaling $649.1 million, which would have been reported in the period absent purchase accounting. Purchase accounting related to the Dex Media merger will not adversely impact reported revenue during 2007. Purchase accounting resulting from the AT&T Directory Acquisition negatively impacted net revenue during 2005 by $85.0 million with respect to AT&T-branded directories that published prior to the AT&T Directory Acquisition, which would have been recognized during 2005 had it not been for purchase accounting required under GAAP. Purchase accounting related to the AT&T Directory Acquisition did not adversely impact reported revenue during 2006.

The increase in total net revenue also resulted from higher recurring advertising in our major Embarq markets and improved sales performance in certain of our AT&T markets. The increase in total net revenue is offset by declines in some of our other AT&T markets due to re-alignment of the coverage areas of our publications to better reflect shopping patterns as well as tightening our credit standards to build a more stable account base over time.

Other revenue in 2006 totaled $33.9 million, representing an increase of $22.9 million from other revenue reported in 2005 of $11.0 million. The increase in other revenue in 2006 is primarily a result of the Dex Media merger. Other revenue includes barter revenue, late fees paid on outstanding customer balances, commissions earned on sales contracts with respect to advertising placed into other publishers’ directories, and sales of directories and certain other print products.

Advertising sales is a statistical measure and consists of sales of advertising in print directories distributed during the period and Internet-based products and services with respect to which such advertising first appeared publicly during the period. It is important to distinguish advertising sales from net revenue, which under GAAP is recognized under the deferral and amortization method. Advertising sales for the years ended December 31, 2006 and 2005 were $2,648.2 million and $2,695.1 million, respectively, and assumes the Dex Media merger occurred on January 1, 2005. The $46.9 million decrease in advertising sales is primarily a result of the transition and integration of our Dex Media Business, including higher customer sales claims and allowances resulting from prior legacy Dex Media systems conversion that led to declines in advertising sales in certain of our Qwest markets. The decrease in advertising sales also resulted from declines in national sales associated with rescoping and consolidation of products in our AT&T markets. These declines are partially offset by continued growth associated with our products in our Embarq markets. This decrease in advertising sales will adversely impact amortization of directory advertising revenues over the next four quarters. Revenue with respect to print advertising, and Internet-based advertising products that are bundled with print advertising, is recognized under the deferral and amortization method, whereby revenue is initially deferred when a directory is published and recognized ratably over the directory’s life, which is typically 12 months. Revenue with respect to Internet-based services that are not bundled with print advertising, such as SEM and SEO services, is recognized as delivered or fulfilled.

Expenses

The components of our total expenses for the years ended December 31, 2006 and 2005 were as follows:

	For the Years Ended December 31,
	2006	2005	$ Change
	(Amounts in millions)

Cost of revenue	$342.1	$115.9	$226.2
Selling and support expenses	656.0	327.4	328.6
General and administrative expenses	134.8	53.0	81.8
Depreciation and amortization expense	323.6	85.1	238.5

Total	$1,456.5	$581.4	$875.1

Substantially all expenses are derived from our directory publishing business and Internet-based advertising products and services. Certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory. These costs are specifically identifiable to a particular directory and include sales commissions and print, paper and initial distribution costs. Sales commissions include commissions paid to employees for sales to local advertisers and to CMRs, which act as our channel to national advertisers. All other expenses, such as sales person salaries, sales manager compensation, sales office occupancy, publishing and information technology services, are not specifically identifiable to a particular directory and are recognized as incurred. Our costs recognized in a reporting period consist of: (i) costs incurred in that period and fully recognized in that period; (ii) costs incurred in a prior period, a portion of which is amortized and recognized in the current period; and (iii) costs incurred in the current period, a portion of which is amortized and recognized in the current period and the balance of which is deferred until future periods. Consequently, there will be a difference between costs recognized in any given period and costs incurred in the given period, which may be significant. All deferred costs related to the sale and production of directories are recognized ratably over the life of each directory under the deferral and amortization method of accounting, with cost recognition commencing in the month of directory distribution.

Cost of revenue

Total cost of revenue in 2006 was $342.1 million compared to $115.9 million in 2005. The primary components of the $226.2 million increase in cost of revenue in 2006, compared to 2005, are as follows:

$ Change
(Amounts in millions)

Expenses recorded in 2006 related to the Dex Media Business	$154.1
Expenses related to the AT&T Directory Business excluded from the comparable 2005 period due to purchase accounting from the AT&T Directory Acquisition	4.7
Increased “cost uplift” expense (defined below)	64.6
All other	2.8

Total 2006 increase in cost of revenue, compared to 2005	$226.2

Cost of revenue in 2006 increased $226.2 million compared to 2005 primarily as a result of the Dex Media merger. Expenses of $154.1 million incurred to support the Dex Media Business during 2006 include printing, paper, distribution, Internet production and distribution and other cost of revenue. There were no comparable expenses during 2005.

Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the production of our directories are initially deferred when incurred and recognized ratably over the life of a directory. As a result of purchase accounting required by GAAP, print and delivery costs totaling $119.3 million were not reported during 2006 related to directories that published prior to and in the month of the Dex Media merger. Directory expenses incurred during 2006 include the amortization of deferred directory costs relating to Qwest directories published beginning in February 2006. In addition, $4.7 million of print and delivery costs for directories that published prior to the AT&T Directory Acquisition were not reported during 2005 due to purchase accounting.

As a result of purchase accounting required by GAAP, we recorded deferred directory costs, such as print, paper, delivery and commissions, related to directories that were scheduled to publish subsequent to the Dex Media merger and the AT&T Directory Acquisition at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as “cost uplift.” Cost uplift associated with print, paper and delivery costs is amortized over the terms of the applicable directories to cost of revenue, whereas cost uplift associated with commissions is amortized over the terms of the applicable directories to selling and support expenses. The fair value of these costs was determined to be $157.7 million and $81.3 million for the Dex Media merger and the AT&T Directory Acquisition, respectively. Cost uplift amortization associated with print, paper and delivery costs totaled $64.6 million during 2006 relating to the Dex Media merger, with no comparable expense during 2005. There was no amortization of cost uplift recognized as cost of revenue for the years ended December 31, 2006 and 2005 relating to the AT&T Directory Acquisition.

Selling and support expenses

Total selling and support expenses were $656.0 million in 2006 compared to $327.4 million in 2005. The primary components of the $328.6 million increase in selling and support expenses in 2006, compared to 2005, are as follows:

$ Change
(Amounts in
millions)

Expenses recorded in 2006 related to the Dex Media Business	$295.0
Expenses related to the AT&T Directory Business excluded from the comparable 2005 period due to purchase accounting from the AT&T Directory Acquisition	10.4
Stock-based compensation expense resulting from the adoption of SFAS No. 123(R)	15.5
Increased commissions and salesperson costs	10.1
Decreased “cost uplift” expense	(5.6)
All other	3.2

Total 2006 increase in selling and support expenses, compared to 2005	$328.6

Selling and support expenses in 2006 increased $328.6 million compared to 2005 primarily as a result of the Dex Media merger. Expenses of $295.0 million incurred to support the Dex Media Business during 2006 include bad debt, commissions, salesperson expenses, advertising and other selling and support expenses. There were no comparable expenses during 2005.

Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the selling of our directories are initially deferred when incurred and recognized ratably over the life of a directory. As a result of purchase accounting required by GAAP, deferred commissions and other selling and support costs totaling $100.7 million were not reported during 2006 related to directories that published prior to and in the month of the Dex Media merger. Directory expenses incurred during 2006 include the amortization of deferred directory costs relating to Qwest directories published beginning in February 2006. In addition, $10.4 million of deferred commissions for directories that published prior to the AT&T Directory Acquisition were not reported during 2005 due to purchase accounting. Purchase accounting related to the AT&T Directory Acquisition adversely impacted selling and support expenses during 2006 by $2.1 million, due to the remaining amortization of cost uplift.

Selling and support expenses during 2006 also included $15.5 million of non-cash stock-based compensation expense resulting from SFAS No. 123 (R), which we adopted effective January 1, 2006, with no expense on a comparable basis in 2005. During 2006, $4.8 million of non-cash stock-based compensation expense resulted from modifications to stock-based awards due to acceleration of vesting terms as a result of the Dex Media merger. Selling and support expenses includes non-cash stock-based compensation expense for employees whose wages are classified as selling and support expenses.

Also during 2006, we incurred approximately $10.1 million of additional selling expenses, including commissions and salesperson costs, compared to 2005 due to initiatives to improve sales results in certain markets.

Cost uplift associated with commissions, which is amortized as selling and support expenses, totaled $59.4 million during 2006 relating to the Dex Media merger and the AT&T Directory Acquisition. This represents a decrease in cost uplift of $5.6 million from $65.0 million recorded during 2005 relating to the AT&T Directory Acquisition.

General and administrative expenses

G&A expenses in 2006 were $134.8 million compared to $53.0 million in 2005, representing an increase of $81.8 million. The primary components of the $81.8 million increase in G&A expenses in 2006, compared to 2005, are as follows:

$ Change
(Amounts in
millions)

Increased G&A expenses related to the Dex Media Business	$50.1
Stock-based compensation expense resulting from the adoption of SFAS No. 123 (R)	27.8
Increase in IT expenses	10.4
All other G&A expenses	(6.5)

Total 2006 increase in G&A expenses, compared to 2005	$81.8

G&A expenses during 2006 included $50.1 million of G&A expenses primarily to support the acquired Dex Media Business, with no comparable expense in 2005. G&A expenses include financial services, human resources and administrative services.

G&A expenses during 2006 also included $27.8 million of non-cash stock-based compensation expense resulting from SFAS No. 123 (R), which we adopted effective January 1, 2006, with no expense on a comparable basis in 2005. During 2006, $8.6 million of non-cash stock-based compensation expense resulted from modifications to stock-based awards due to acceleration of vesting terms as a result of the Dex Media merger. G&A expenses include non-cash stock-based compensation expense for employees whose wages are classified as G&A expenses.

During 2006, we incurred approximately $10.4 million of additional IT expenses compared to 2005, due to enhancements and technical support of multiple production systems as we begin implementing our integration plan to a consolidated IT platform subsequent to the Dex Media merger.

Depreciation and amortization

D&A expenses during 2006 totaled $323.6 million compared to $85.1 million in 2005, representing an increase of $238.5 million. Amortization of intangible assets was $277.5 million during 2006 compared to $72.1 million in 2005. The increase in amortization expense is due to the increase in intangible assets resulting from the Dex Media merger.

Depreciation of fixed assets and amortization of computer software was $46.1 million during 2006 compared to $13.0 million in 2005. The increase in depreciation expense was primarily due to the depreciable assets acquired in the Dex Media merger.

Operating income

Operating income for the years ended December 31, 2006 and 2005 was as follows:

	For the Years Ended December 31,
	2006	2005	$ Change
	(Amounts in millions)

Total	$442.8	$375.2	$67.6

Operating income for 2006 of $442.8 million increased by $67.6 million from 2005 operating income of $375.2 million, primarily as a result of the Dex Media merger. The results for 2006 and 2005 were adversely affected by purchase accounting that precluded us from recognizing all deferred revenue and certain expenses associated with those directories published prior to the Dex Media merger and AT&T Directory Acquisition, including all directories published in the month each acquisition was completed. While total net revenue in 2006 increased by $942.7 million over total net revenue in 2005, primarily resulting from the Dex Media merger, offsetting that increase in total net revenue was an increase in total expenses in 2006 of $875.1 million, also primarily a result of the Dex Media merger and the 2005 purchase accounting impact from the AT&T Directory Acquisition.

Since all deferred net revenue related to directories published prior to and in the month of the Dex Media merger and AT&T Directory Acquisition is eliminated in purchase accounting, but only certain direct expenses related to these directories are eliminated under purchase accounting, purchase accounting has a disproportionate adverse effect on reported revenues. Each month subsequent to the Dex Media merger until the impact of purchase accounting expires, revenue will increase at a higher rate than the related expenses when compared to the prior year.

In addition to the impact of purchase accounting, total expenses in 2006 reflect non-cash stock-based compensation expense recognized as a result of the adoption of SFAS No. 123 (R), with no expense on a comparable basis in 2005. Additionally, 2006 cost of revenue reflects an increase in deferred cost uplift amortization as described above.

When the effects of purchase accounting are eliminated, adjusted pro forma operating income for 2006 is substantially higher compared to GAAP operating income in 2005. See “Non-GAAP measures — Adjusted pro forma and combined adjusted amounts” below.

Operating income in 2007 will be impacted solely by the cost uplift aspect of purchase accounting related to the Dex Media merger of approximately $35.8 million.

Interest expense, net

Net interest expense in 2006 was $765.1 million, compared to $264.5 million in 2005. The increase in net interest expense of $500.6 million in 2006 is a result of dramatically higher outstanding debt balances associated with the Dex Media merger, combined with higher interest rates. See “Liquidity and Capital Resources” for a further description of our debt obligations and the provisions of the related debt instruments. Net interest expense in 2005 includes a $25.3 million call premium payment and write-off of unamortized deferred financing costs of $7.4 million associated with the December 20, 2005 tender offer and exit consent solicitation of RHDI’s 8.875% senior notes due 2010. Net interest expense in 2006 includes $21.9 million of non-cash amortization of deferred financing costs, compared to $23.6 million of non-cash amortization of deferred financing costs in 2005 (including the write-off of unamortized deferred financing costs of $7.4 million noted above).

In conjunction with the Dex Media merger and as a result of purchase accounting required under GAAP, we recorded Dex Media’s debt at its fair value on January 31, 2006. We recognize an offset to interest expense each period for the amortization of the corresponding fair value adjustment over the life of the respective debt. The offset to interest expense in 2006 was $26.4 million.

(Benefit) provision for income taxes

The 2006 income tax benefit of $84.5 million is comprised of a federal deferred tax benefit of $112.9 million resulting from the current period taxable loss, offset by a state tax provision of $28.4 million. The 2006 state tax provision of $28.4 million primarily resulted from the modification of apportioned taxable income or loss among various states as reflected in our 2005 state tax returns that were filed in 2006. A net operating loss of approximately $216.3 million was generated in 2006 primarily as a result of tax amortization expense recorded with respect to the intangible assets acquired in the Dex Media merger, AT&T Directory Acquisition and Embarq Directory Acquisition.

At December 31, 2006, we had federal and state net operating loss carryforwards of approximately $712.8 million (net of carryback) and $782.3 million, respectively, which will begin to expire in 2023 and 2008, respectively. We also had $3.6 million of federal alternative minimum tax, or AMT, credit carryforward, which does not expire.

The 2005 provision for income taxes of $43.2 million is comprised of a deferred tax provision due to the taxable loss generated in the current period. The 2005 deferred tax provision resulted in an effective tax rate of 39.0% and net operating losses of approximately $168.6 million related to tax deductions and amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in the Embarq Directory Acquisition and the AT&T Directory Acquisition. The 2005 effective tax rate reflects a decrease in the state and local tax rate due to integration of the Embarq Directory Acquisition and the AT&T Directory Acquisition.

We are currently under federal tax audit by the IRS for the taxable years 2003 and 2004. We believe that adequate provisions have been made with respect to the federal tax audit and believe the resolution of such audit will not have a material adverse effect on our financial position, results of operations or cash flows. In addition, certain state tax returns are under examination by various regulatory authorities. We continuously review issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of our reserves. We believe that our accrued tax liabilities are adequate to cover all probable U.S. federal and state income tax loss contingencies.

Net (loss) income, loss available to common shareholders and loss per share

Net loss for 2006 was $(237.7) million as compared to net income of $67.5 million in 2005. The results for 2006 and 2005 were adversely affected by purchase accounting that precluded us from recognizing all deferred revenue and certain expenses associated with those directories published prior to the Dex Media merger and AT&T Directory Acquisition, including all directories published in the month each acquisition was completed. The net loss recorded in 2006 also reflects increased interest expense associated with the dramatically higher outstanding debt balances associated with the Dex Media merger, combined with higher interest rates, as well as an increase in amortization expense associated with intangible assets acquired in the Dex Media merger.

Purchase accounting resulting from the Dex Media merger will impact reported results in 2007 by the cost uplift aspect of purchase accounting described above of approximately $35.8 million and the offset to interest expense related to the fair value adjustment of Dex Media’s debt described above of approximately $31.3 million.

Prior to the GS Repurchase in January 2006, the 8% dividend on our preferred stock reduced earnings available to common shareholders from which earnings per share amounts were calculated. The amount of the preferred stock dividend included the stated 8% dividend, plus a deemed dividend for a BCF. The BCF is a function of the conversion price of the preferred stock, the fair value of the related warrants issued with the preferred stock and the fair market value of the underlying common stock on the date of issuance of the preferred stock. In connection with the issuance of our preferred stock and each subsequent quarterly accrued dividend through October 3, 2005, a BCF was recorded because the fair value of the underlying common stock at the time of issuance of the preferred stock was greater than the conversion price of the preferred stock. The full amount of the BCF was treated as a deemed dividend because the preferred stock was convertible into common stock immediately after issuance in January 2003. The preferred stock dividend for 2005 of $11.7 million consisted of the 8% dividend of $10.1 million (including $2.5 million of accrued cash dividends recognized during the fourth quarter of 2005) and a BCF of $1.6 million.

On January 14, 2005, we repurchased 100,303 shares of our outstanding preferred stock from the GS Funds for $277.2 million in cash. In connection with the preferred stock repurchase, we recorded an increase to loss available to common shareholders of $133.7 million to reflect the loss on the repurchase of these shares. The excess of the cash paid to the GS Funds over the carrying amount of the repurchased preferred stock, plus the amount previously recognized for the BCF associated with these shares was recognized as the loss on repurchase.

On January 27, 2006, we completed the GS Repurchase, whereby we repurchased the remaining 100,301 shares of our outstanding Preferred Stock from the GS Funds for $336.1 million in cash. As a result of the GS Repurchase becoming a probable event under the terms of the stock purchase agreement on October 3, 2005 (See Note 7, “Redeemable Preferred Stock, Warrants and Other” of the notes to the consolidated financial statements included herein), the recorded value of the preferred stock was accreted to its redemption value of $334.1 million at December 31, 2005 and $336.1 million at January 27, 2006. The accretion to redemption value of $211.0 million and $2.0 million (which represented accrued dividends and interest) for the years ended December 31, 2005 and 2006, respectively, has been recorded as an increase to loss available to common shareholders on the consolidated statements of operations. In conjunction with the GS Repurchase, we also reversed the previously recorded BCF related to these shares and recorded a decrease to loss available to common shareholders on the consolidated statement of operations of approximately $31.2 million for the year ended December 31, 2006.

The resulting loss available to common shareholders was $(208.5) million for 2006, as compared to $(288.9) million in 2005.

For the years ended December 31, 2006 (through January 27, 2006, the closing date of the GS Repurchase) and 2005, we accounted for (loss) earnings per share in accordance with EITF 03-6, which established standards regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic EPS was then calculated by dividing (loss) income allocable to common shareholders by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock. Therefore, the following EPS amounts only pertain to our common stock.

Under the guidance of EITF 03-6, diluted EPS was calculated by dividing (loss) income allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, SARs, restricted stock and warrants, the dilutive effect of which is calculated using the treasury stock method, and prior to the GS Repurchase, our 8% Preferred Stock, the dilutive effect of which was calculated using the “if-converted” method.

Subsequent to the GS Repurchase, we account for EPS in accordance with SFAS No. 128, Earnings Per Share, and no longer utilize the two-class method for EPS computations. The calculation of basic and diluted loss per share for the years ended December 31, 2006 and 2005, respectively, are presented below.

	For the Years Ended December 31,
	2006	2005
	(Amounts in thousands, except percentages and per share amounts)

Basic EPS — Two-Class Method
Loss available to common shareholders	$(208,483)	$(288,876)
Amount allocable to common shareholders(1)	100%	100%

Loss allocable to common shareholders	(208,483)	(288,876)
Weighted average common shares outstanding	66,448	31,731

Basic loss per share — Two-Class Method	$(3.14)	$(9.10)

	For the Years Ended December 31,
	2006	2005
	(Amounts in thousands, except percentages and per share amounts)

Diluted EPS
Loss available to common shareholders	$(208,483)	$(288,876)
Amount allocable to common shareholders(1)	100%	100%

Loss allocable to common shareholders	(208,483)	(288,876)
Weighted average common shares outstanding	66,448	31,731
Dilutive effect of stock awards and warrants(2)	—	—
Dilutive effect of preferred stock assuming conversion(2)	—	—

Weighted average diluted shares outstanding	66,448	31,731

Diluted loss per share	$(3.14)	$(9.10)

(1)	In computing EPS using the two-class method, we have not allocated the net loss reported for the years ended December 31, 2006 and 2005, respectively, between common and preferred shareholders since preferred shareholders had no contractual obligation to share in the net loss.

(2)	Due to the loss allocable to common shareholders reported for the years ended December 31, 2006 and 2005, respectively, the effect of all stock-based awards, warrants and the assumed conversion of the preferred stock were anti-dilutive and therefore are not included in the calculation of diluted EPS. For the years ended December 31, 2006 and 2005, 2,263 shares and 60 shares, respectively, of stock-based awards had exercise prices that exceeded the average market price of our common stock for the respective periods. For the years ended December 31, 2006 and 2005, the assumed conversion of the preferred stock into 391 shares and 5,132 shares, respectively, of common stock was anti-dilutive and therefore not included in the calculation of diluted EPS.

Non-GAAP measures — Adjusted pro forma and combined adjusted amounts

As a result of the Dex Media merger and AT&T Directory Acquisition, the related financings and associated purchase accounting, our 2006 results reported in accordance with GAAP are not comparable to our 2005 reported GAAP results. GAAP results presented for the year ended December 31, 2006 include eleven months of results from the Dex Media Business, which was acquired on January 31, 2006. Under the deferral and amortization method of revenue recognition, the billable value of directories published is recognized as revenue in subsequent reporting periods. However, purchase accounting precluded us from recognizing directory revenue and certain expenses associated with directories that published prior to each acquisition, including all directories published in the month each acquisition was completed. Thus, our reported 2006 and 2005 GAAP results are not comparable or indicative of our underlying operating and financial performance. Accordingly, management is presenting (1) 2006 adjusted pro forma information that, among other things, eliminates the purchase accounting impact on revenue and certain expenses related to the Dex Media merger and assumes the Dex Media merger occurred on January 1, 2006, and (2) 2005 combined adjusted information reflecting the sum of (a) RHD’s 2005 adjusted results (reflecting adjustments relating to the AT&T Directory Acquisition) and (b) Dex Media’s reported GAAP results during the period. Management believes that the presentation of this adjusted pro forma and combined adjusted information will help financial statement users better and more easily compare current period underlying operating results against what the combined company performance would more likely have been in the comparable prior period. All of the adjusted pro forma and combined adjusted amounts disclosed below or elsewhere are non-GAAP measures, which are reconciled to the most comparable GAAP measures under that caption below. While the adjusted pro forma and combined adjusted results each exclude the effects of purchase accounting, and certain other non-recurring items, to better reflect underlying operating results in the respective periods, because of differences between

RHD, Dex Media and AT&T and their respective predecessor accounting policies, the adjusted pro forma and combined adjusted results are not strictly comparable and should not be treated as such.

2006 adjusted pro forma operating income compared to 2005 combined adjusted operating income

The components of adjusted pro forma operating income for the year ended December 31, 2006 and combined adjusted operating income for the year ended December 31, 2005 are as follows:

	For the Year Ended December 31, 2006
	Reported
	GAAP	Adjustments		Adjusted Pro Forma
	(Amounts in millions)

Net revenue	$1,899.3	$789.2	(1)	$2,688.5
Expenses, other than depreciation and amortization	1,132.9	108.8	(2)	1,241.7
Depreciation and amortization	323.6	20.5	(3)	344.1

Operating income	$442.8	$659.9		$1,102.7

	For the Year Ended December 31, 2005
	Reported
	GAAP	Adjustments		Dex Media GAAP		Combined Adjusted
	(Amounts in millions)

Net revenue	$956.6	$85.0	(4)	$1,658.4	(6)	$2,700.0
Expenses, other than depreciation and amortization	496.3	(49.9	)(5)	757.2	(6)	1,203.6
Depreciation and amortization	85.1	—		377.2	(6)	462.3

Operating income	$375.2	$134.9		$524.0		$1,034.1

(1)	Represents all deferred revenue for directories that published prior to the Dex Media merger, which would have been recognized during the period absent purchase accounting required under GAAP. Adjustments also include GAAP revenue for January 2006 as reported by Dex Media.

(2)	Represents (a) certain deferred expenses for directories that published prior to the Dex Media merger, which would have been recognized during the period absent purchase accounting required under GAAP, (b) GAAP expenses for January 2006 as reported by Dex Media, (c) exclusion of transaction expenses reported by Dex Media in January 2006 directly related to the Dex Media merger and (d) the exclusion of cost uplift recorded under purchase accounting for the AT&T Directory Acquisition and the Dex Media merger.

(3)	Represents the additional amortization expense related to the identifiable intangible assets acquired in the Dex Media merger over their estimated useful lives, assuming the Dex Media merger was consummated on January 1, 2006.

(4)	Represents all deferred revenue for directories that published prior to the AT&T Directory Acquisition, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(5)	Represents elimination of cost uplift for the AT&T Directory Acquisition, net of certain deferred expenses for AT&T directories that published prior to the AT&T Directory Acquisition, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(6)	Represents net revenue, expenses and depreciation and amortization reported by Dex Media on a GAAP basis for the year ended December 31, 2005.

2006 adjusted pro forma revenue compared to 2005 combined adjusted revenue

The components of adjusted pro forma revenue for the year ended December 31, 2006 and combined adjusted revenue for the year ended December 31, 2005 are as follows:

	For the Year Ended December 31, 2006
	Reported	Dex Media merger
	GAAP	Adjustments		Adjusted Pro Forma
	(Amounts in millions)

Gross directory advertising revenue	$1,907.3	$798.1	(1)	$2,705.4
Sales claims and allowances	(41.9)	(23.0	)(1)	(64.9)

Net directory advertising revenue	1,865.4	775.1		2,640.5
Other revenue	33.9	14.1	(2)	48.0

Net revenue	$1,899.3	$789.2		$2,688.5

	For the Year Ended December 31, 2005
	Reported	AT&T Directory Acquisition				Combined
	GAAP	Adjustments		Dex Media GAAP		Adjusted
	(Amounts in millions)

Gross directory advertising revenue	$956.0	$85.5	(3)	$1,609.5	(4)	$2,651.0
Sales claims and allowances	(10.4)	(0.5	)(3)	—		(10.9)

Net directory advertising revenue	945.6	85.0		1,609.5		2,640.1
Other revenue	11.0	—		48.9	(4)	59.9

Net revenue	$956.6	$85.0		$1,658.4		$2,700.0

(1)	Represents gross directory advertising revenue and sales claims and allowances for directories that published prior to the Dex Media merger, which would have been recognized during the period had it not been for purchase accounting required under GAAP. Adjustments also include GAAP results for January 2006 as reported by Dex Media.

(2)	Other revenue includes barter revenue, late fees paid on outstanding customer balances, commissions earned on sales contracts with respect to advertising placed into other publishers’ directories, sales of directories and certain other print and internet products.

(3)	Represents gross directory advertising revenue and sales claims and allowances for AT&T directories that published prior to the AT&T Directory Acquisition, which would have been recognized during the period had it not been for purchase accounting required under GAAP.

(4)	Represents 2005 reported GAAP results for Dex Media. Prior to the Dex Media merger, Dex Media only reported directory advertising revenue net of sales claims and allowances.

Adjusted pro forma net revenue for 2006 was $2,688.5 million, representing a decrease of $11.5 million or 0.4% from combined adjusted net revenue of $2,700.0 million in 2005. Under the deferral and amortization method of revenue recognition, revenue from directory advertising sales is initially deferred when a directory is published and recognized ratably over the life of the directory, which is typically 12 months. Adjusted pro forma net directory advertising revenue for 2006 decreased from combined adjusted net directory advertising revenue in 2005 primarily due to unfavorable sales claims and allowance experience primarily in the Qwest markets resulting from customer claims associated with the prior legacy Dex Media systems conversion, as well as declines in some of our AT&T markets due to rescoping and consolidation of products, offset by the amortization of revenue from favorable sales performances in certain of our larger markets over the prior four quarters.

2006 adjusted pro forma expenses compared to 2005 combined adjusted expenses

Adjusted pro forma expenses, other than depreciation and amortization, for 2006 of $1,241.7 million increased by $38.1 million from combined adjusted expenses of $1,203.6 million for 2005. The primary components of the $38.1 million increase in 2006 adjusted pro forma expenses, other than depreciation and amortization, are shown below:

$ Change
(Amounts in millions)

Stock-based compensation expense resulting from adoption of SFAS No. 123 (R)	$43.3
Increased internet production and distribution costs	23.4
Increased advertising costs	16.0
Decreased general corporate expenses	(32.3)
Decreased other marketing costs	(10.8)
All other	(1.5)

Total increase in 2006 adjusted pro forma expenses, other than depreciation and amortization, compared to 2005 combined adjusted expenses	$38.1

Adjusted pro forma expenses, other than depreciation and amortization, for 2006 were impacted by $43.3 million of non-cash stock-based compensation expense resulting from SFAS No. 123 (R), which we adopted effective January 1, 2006, with no expense on a comparable basis in 2005. During 2006, $13.4 million of the reported $43.3 million of non-cash stock-based compensation expense resulted from modifications to stock-based awards outstanding due to acceleration of vesting terms as a result of the Dex Media merger.

Adjusted pro forma expenses, other than depreciation and amortization, in 2006 increased by $23.4 million from 2005 combined adjusted expenses, due to increased Internet production and distribution costs as we expanded our digital product line offerings, which includes the acquired Dex Media Business. Adjusted pro forma advertising costs in 2006 were $16.0 million greater, compared to combined adjusted advertising expenses in 2005 due to increased market investment and competitive responses.

Adjusted pro forma general corporate expenses were $32.3 million lower and marketing costs were $10.8 million lower for 2006 compared to combined adjusted expenses in 2005. Reductions in adjusted pro forma expenses relate partially to achieving economies that accompany scale subsequent to the Dex Media merger, as well as RHD-wide efforts to reduce certain expenses throughout 2006.

Adjusted pro forma D&A for 2006 was $344.1 million and includes incremental D&A as if the Dex Media merger had occurred on January 1, 2006. Combined adjusted D&A for 2005 of $462.3 million represents D&A reported by both RHD and Dex Media. The decrease in adjusted pro forma D&A for 2006 of $118.2 million from combined adjusted D&A for 2005 is primarily related to differences between RHD and Dex Media’s valuation and useful life assumptions utilized for the amortization of Dex Media’s intangible assets.

2006 adjusted pro forma operating income compared to 2005 combined adjusted operating income

Adjusted pro forma operating income for 2006 was $1,102.7 million, representing an increase of $68.6 million or 6.6% from combined adjusted operating income in 2005 of $1,034.1 million, reflecting the variances between revenues and expenses from period to period described above.

Liquidity and capital resources

Debt

Long-term debt of RHD at March 31, 2008, December 31, 2007 and 2006, including fair value adjustments required by GAAP as a result of the Dex Media merger, consisted of the following:

	March 31, 2008	December 31, 2007	December 31, 2006
	(Amounts in thousands)

RHD
6.875% Senior Notes due 2013	$300,000	$300,000	$300,000
6.875% Series A-1 Senior Discount Notes due 2013	340,211	339,222	335,401
6.875% Series A-2 Senior Discount Notes due 2013	615,438	613,649	606,472
8.875% Series A-3 Senior Notes due 2016	1,210,000	1,210,000	1,210,000
8.875% Series A-4 Senior Notes due 2017	1,500,000	1,500,000	—
RHDI
Credit Facility	1,507,648	1,571,536	1,946,535
8.875% Senior Notes due 2010	—	—	7,934
10.875% Senior Subordinated Notes due 2012	—	—	600,000
Dex Media, Inc.
8% Senior Notes due 2013	511,686	512,097	513,663
9% Senior Discount Notes due 2013	733,824	719,112	663,153
Dex Media East
Credit Facility	1,101,900	1,106,050	656,571
9.875% Senior Notes due 2009	—	—	476,677
12.125% Senior Subordinated Notes due 2012	—	—	390,314
Dex Media West
Credit Facility	1,031,061	1,071,491	1,450,917
8.5% Senior Notes due 2010	397,554	398,736	403,260
5.875% Senior Notes due 2011	8,770	8,774	8,786
9.875% Senior Subordinated Notes due 2013	822,754	824,982	833,469

Total RHD Consolidated	10,080,846	10,175,649	10,403,152
Less current portion	186,343	177,175	382,631

Long-term debt	$9,894,503	$9,998,474	$10,020,521

Credit facilities

At March 31, 2008, total outstanding debt under our credit facilities was $3,640.6 million, comprised of $1,507.6 million under the RHDI credit facility, $1,101.9 million under the new Dex Media East credit facility and $1,031.1 million under the Dex Media West credit facility.

RHD

To finance the Business.com Acquisition and related fees and expenses, on August 23, 2007, RHD entered into the $328.0 million RHD credit facility, with a scheduled maturity date of December 31, 2011. On October 2, 2007, the RHD credit facility was paid in full from the proceeds of the notes issued on that date.

The repayment of the RHD credit facility was accounted for as an extinguishment of debt resulting in a loss charged to interest expense during the year ended December 31, 2007 of $0.8 million related to the write-off of unamortized deferred financing costs.

RHDI

On June 6, 2008, we amended the RHDI credit facility to, among other things, amend the indebtedness and restricted payment covenants to allow for the issuance of the RHDI notes and related guarantees pursuant to the RHDI exchange offers, as well as modifications to pricing and financial covenants. In addition, RHDI extended, as part of the amendment, the maturity date of $100.0 million of its revolving credit facility to June 2011. The remaining $75.0 million matures in December 2009. As amended, the RHDI credit facility bears interest, at our option, the base rate or Eurodollar rate plus the following margins.

	Eurodollar Rate		Initial Amount of
	Loans	Base Rate Loans	Facility/Commitment

Revolver	3.50%	2.50%	$175.0 million
Tranche D-1 Term Loans	3.75%	2.75%	$350.0 million
Tranche D-2 Term Loans	3.75%	2.75%	$1,422.0 million

As of March 31, 2008, outstanding balances under the RHDI credit facility totaled $1,507.6 million, comprised of $301.2 million under Term Loan D-1, $1,206.4 million under Term Loan D-2 and no amount was outstanding under the $175.0 million RHDI revolving credit facility (with an additional $0.3 million utilized under a standby letter of credit). All Term Loans require quarterly principal and interest payments. The RHDI credit facility provides for an uncommitted Term Loan C for potential borrowings up to $400.0 million, such proceeds, if borrowed, to be used to fund acquisitions, refinance certain indebtedness or to make certain restricted payments. On October 17, 2007, $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2, respectively, were repaid from the proceeds of the notes issued on October 17, 2007. The repayment of these term loans was accounted for as an extinguishment of debt resulting in a loss charged to interest expense during the year ended December 31, 2007 of $4.2 million related to the write-off of unamortized deferred financing costs. The Term Loans D-1 and D-2 require accelerated amortization beginning in 2010 through final maturity in June 2011. The weighted average interest rate of outstanding debt under the RHDI credit facility was 4.39% and 6.50% at March 31, 2008 and December 31, 2007, respectively.

Dex Media East

On October 24, 2007, we replaced the former Dex Media East credit facility with a new Dex Media East credit facility. The new Dex Media East credit facility consists of a $700.0 million aggregate principal amount Term Loan A facility, a $400.0 million aggregate principal amount Term Loan B facility, a $100.0 million aggregate principal amount revolving loan facility and a $200.0 million aggregate principal amount uncommitted incremental facility, in which Dex Media East would have the right, subject to obtaining commitments for such incremental loans, on one or more occasions to increase the revolving loan facility or incur additional term loans by such amount. The new Dex Media East credit facility is secured by pledges of similar assets and has similar covenants and events of default as the former Dex Media East credit facility.

As of March 31, 2008, the outstanding balances under the Dex Media East credit facility totaled $1,101.9 million, comprised of $700.0 million under Term Loan A and $400.0 million under Term Loan B and $1.9 million was outstanding under the $100.0 million revolving credit facility (with an additional $3.0 million utilized under three standby letters of credit). The new Dex Media East revolving credit facility and Term Loan A will mature in October 2013, and the Term Loan B will mature in October 2014. The weighted average interest rate of outstanding debt under the new Dex Media East credit facility was 4.75% and 6.87% at March 31, 2008 and December 31, 2007, respectively.

The former Dex Media East credit facility, as amended and restated in connection with the Dex Media merger, consisted of revolving loan commitments and a Term Loan A and Term Loan B. On October 17, 2007, $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, were repaid from the proceeds of the notes issued on October 17, 2007.

Proceeds from the new Dex Media East credit facility were used on October 24, 2007 to repay the remaining $56.5 million and $139.7 million of Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, and $32.5 million under the former Dex Media East revolving credit facility. The repayment of the term loans and revolving loan commitments outstanding under the former Dex Media East credit facility was accounted for as an extinguishment of debt resulting in a loss charged to interest expense during the year ended December 31, 2007 of $0.2 million related to the write-off of unamortized deferred financing costs.

Proceeds from the new Dex Media East credit facility were also used on November 26, 2007 to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% senior notes due 2009 and $341.3 million of Dex Media East’s outstanding 12.125% senior subordinated notes due 2012. See below for further details.

As of March 31, 2008, the new Dex Media East credit facility bears interest, at our option, at either:

•	The higher of (i) the base rate determined by the administrative agent, JP Morgan Chase Bank, N.A., and (ii) the Federal Funds Effective Rate (as defined) plus 0.50%, and in each case, plus a 0.75% (or 0.50% if leverage ratio is less than 2 to 1) margin on the new Dex Media East revolving credit facility and Term Loan A and a 1.00% margin on Term Loan B; or

•	The LIBOR rate plus a 1.75% (or 1.50% if leverage ratio is less than 2 to 1) margin on the new Dex Media East revolving credit facility and Term Loan A and a 2.00% margin on Term Loan B. We may elect interest periods of 1, 2, 3, or 6 months (or 9 or 12 months if, at the time of the borrowing, all lenders agree to make such term available), for LIBOR borrowings.

Dex Media West

On June 6, 2008, the Dex Media West credit facility was refinanced. The new Dex Media West credit facility consists of a $130.0 million tranche A term loan maturing October 2013, a $950.0 million tranche B term loan maturing October 2014 and a $90.0 million revolving credit facility maturing October 2013; provided, however, that in each case, if $25.0 million of senior subordinated notes of Dex Media West are outstanding, then the term loans and revolving facility will be due three months prior to the maturity of such senior subordinated notes. In addition, the Dex Media West credit facility includes a $400.0 million uncommitted incremental facility under which borrowings may be incurred as additional revolving loans or additional term loans, provided that no more than $200.0 million of the proceeds of the incremental facility may be used for purposes other than refinancing certain outstanding debt of Dex Media West. The borrowings under the new Dex Media West credit facility were used to repay the existing borrowings under the Dex Media West credit facility and pay related fees and expenses incurred in connection therewith. The revolving credit facility and the tranche A term loan each bear interest at a floating rate, based upon, at our option, the base rate or a Eurodollar rate plus a margin of 2.75% (or 2.50% if Dex Media West’s leverage is less than 3.0 to 1.0) in the case of base rate loans or 3.75% (or 3.50% if Dex Media West’s leverage is less than 3.0 to 1.0) in the case of Eurodollar rate loans. The tranche B term loan bears interest at a floating rate based upon, at our option, the base rate or a Eurodollar rate plus a margin of 3.0% in the case of base rate loans and 4.0% in the case of Eurodollar rate loans.

As of March 31, 2008, outstanding balances under the previous Dex Media West credit facility totaled $1,031.1 million, comprised of $135.8 million under Term Loan A, $307.1 million under Term Loan B-1, and $583.1 million under Term Loan B-2 and $5.1 million was outstanding under the $100.0 million revolving credit facility. The weighted average interest rate of outstanding debt under the Dex Media West credit facility was 4.49% and 6.51% at March 31, 2008 and December 31, 2007, respectively.

Notes, preferred stock and warrants

At March 31, 2008, RHD and its subsidiaries had total outstanding notes of $6,440.2 million, comprised of $3,965.6 million outstanding RHD notes, $1,245.5 million outstanding Dex Media notes and $1,229.1 million outstanding Dex Media West notes. After giving effect to the RHDI exchange offers, as of March 31, 2008, RHD and its subsidiaries would have had total outstanding notes of approximately $6,267.6 million, comprised of approximately $3,380.2 million outstanding RHD notes, $412.9 million outstanding RHDI notes, $1,245.5 million outstanding Dex Media notes and $1,229.0 million outstanding Dex Media West notes.

RHD

At March 31, 2008, RHD had total outstanding notes of $3,965.6 million, comprised of $300.0 million of 6.875% senior notes, $340.2 million of 6.875% series A-1 senior discount notes, $615.4 million of 6.875% series A-2 senior discount notes, $1,210.0 million of 8.875% series A-3 senior notes and $1,500.0 million of the notes.

Upon settlement of the RHDI exchange offers, RHDI issued approximately $412.9 million of RHDI notes in exchange for approximately $47.7 million of 6.875% senior notes, approximately $31.2 million of series A-1 senior discount notes, approximately $99.5 million of series A-2 senior discount notes, approximately $151.2 million of series A-3 senior notes and approximately $264.7 million of series A-4 senior notes.

On October 2, 2007, we issued $1.0 billion of the notes. Proceeds from those notes were (a) used to repay the $328 million RHD credit facility used to fund the Business.com Acquisition, (b) contributed to RHDI in order to provide funding for the tender offer and consent solicitation of the RHDI senior subordinated notes and (c) used to pay related fees and expenses and for other general corporate purposes. On October 17, 2007, we issued an additional $500 million of the notes. Proceeds from this issuance were (a) transferred to Dex Media East in order to repay $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, (b) contributed to RHDI in order to repay $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2 under the RHDI credit facility, respectively, and (c) used to pay related fees and expenses.

Interest on the notes is payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2008. The notes are senior unsecured obligations of RHD, senior in right of payment to all of RHD’s existing and future senior subordinated debt and future subordinated obligations and rank equally with RHD’s existing and future senior unsecured debt. The notes are effectively subordinated to RHD’s secured debt, including RHD’s guarantee of borrowings under the RHDI credit facility and are structurally subordinated to any existing or future liabilities (including trade payables) of our direct and indirect subsidiaries. At December 31, 2007, the notes had a fair market value of $1.37 billion.

The notes were issued to certain institutional investors in an offering exempt from registration requirements under the Securities Act of 1933. Under the terms of registration rights agreements, we have agreed to file a registration statement, of which this prospectus forms a part, for the notes within 210 days subsequent to the initial closing.

We issued $300 million of our 6.875% senior notes, the proceeds of which were used to redeem 100,303 shares of the then outstanding preferred stock from the GS Funds, pay transaction costs and repay debt associated with the RHDI credit facility. Interest is payable on the 6.875% senior notes semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2005. At December 31, 2007, the 6.875% senior notes had a fair market value of $265.5 million.

In order to fund the cash portion of the Dex Media merger purchase price, we issued $660 million aggregate principal amount at maturity ($600.5 million gross proceeds) of 6.875% series A-2 senior discount notes and $1.21 billion principal amount of 8.875% series A-3 senior notes. Interest is payable semi-annually on January 15 and July 15 of each year for the series A-2 senior discount Notes and the series A-3 senior notes, commencing July 15, 2006. We also issued $365 million aggregate principal amount at maturity ($332.1 million gross proceeds) of 6.875% series A-1 senior discount notes to fund the GS Repurchase. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2006. All of these notes are unsecured obligations of RHD, senior in right of payment to all future senior subordinated and subordinated indebtedness of RHD and structurally subordinated to all indebtedness of our subsidiaries. At December 31, 2007, the 6.875% series A-1 senior discount notes, the series A-2 senior discount notes and 8.875% series A-3 senior notes had a fair market value of $300.2 million, $543.1 million and $1.12 billion, respectively.

On May 30, 2006, RHD redeemed the outstanding preferred stock purchase rights issued pursuant to its stockholder rights plan at a redemption price of one cent per right for a total redemption payment of

$0.7 million. This payment was recorded as a charge to retained earnings for the year ended December 31, 2006.

On November 2, 2006, we repurchased all outstanding warrants to purchase 1.65 million shares of our common stock for an aggregate purchase price of approximately $53.1 million.

RHDI

In connection with the Embarq Directory Acquisition, RHDI issued $325 million of the RHDI senior notes and $600 million of the RHDI senior subordinated notes. On December 20, 2005, we repurchased through a tender offer and exit consent solicitation $317.1 million of the RHDI senior notes. Proceeds from the RHDI credit facility’s $350 million Term Loan D-1 were used to fund the partial repurchase of the RHDI senior notes, a tender premium of $25.3 million and pay transaction costs of the tender offer. The partial repurchase of the RHDI senior notes was accounted for as an extinguishment of debt resulting in a loss of $32.7 million charged to interest expense during the year ended December 31, 2005, consisting of the tender premium and the write-off of unamortized deferred financing costs of $7.4 million. In December 2007, we redeemed the remaining $7.9 million of RHDI senior notes. Proceeds from the RHDI revolving credit facility were used to fund the redemption, a redemption premium of $0.2 million and pay transaction costs. The redemption of the RHDI senior notes was accounted for as an extinguishment of debt resulting in a loss of $0.2 million charged to interest expense during the year ended December 31, 2007, consisting of the redemption premium and the write-off of unamortized deferred financing costs of less than $0.1 million.

In October 2007, under the terms and conditions of a tender offer and consent solicitation to purchase the RHDI senior subordinated notes commenced by RHDI on September 18, 2007, $599.9 million, or 99.9%, of the outstanding RHDI senior subordinated notes were repurchased. Proceeds from the notes issued on October 2, 2007 were contributed by RHD to RHDI in order to fund the repurchase of the RHDI senior subordinated notes, a tender premium of $39.7 million and pay transaction costs of the tender offer. In December 2007, the remaining $0.1 million of RHDI senior subordinated notes were redeemed. The tender and redemption of the RHDI senior subordinated notes was accounted for as an extinguishment of debt resulting in a loss of $51.3 million charged to interest expense during the year ended December 31, 2007, consisting of the tender premium and the write-off of unamortized deferred financing costs of $11.6 million.

Upon settlement of the RHDI exchange offers, RHDI issued approximately $412.9 million of RHDI notes in exchange for approximately $47.7 million of 6.875% senior notes, approximately $31.2 million of series A-1 senior discount notes, approximately $99.5 million of series A-2 senior discount notes, approximately $151.2 million of series A-3 senior notes and approximately $264.7 million of series A-4 senior notes.

Dex Media

At March 31, 2008, Dex Media had total outstanding notes of $1,245.5 million, comprised of $511.7 million 8% senior notes and $733.8 million 9% senior discount notes.

Dex Media has issued $500 million aggregate principal amount of 8% senior notes due 2013. These Senior Notes are unsecured obligations of Dex Media and interest is payable on May 15 and November 15 of each year. As of March 31, 2008, $500 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 8% senior notes had a fair market value of $466.3 million.

Dex Media has issued $750 million aggregate principal amount of 9% senior discount notes due 2013, under two indentures. Under the first indenture totaling $389 million aggregate principal amount, the 9% senior discount notes were issued at an original issue discount with interest accruing at 9%, per annum, compounded semi-annually. These senior discount notes are unsecured obligations of Dex Media and interest accrues in the form of increased accreted value until November 15, 2008, which we refer to as the Full Accretion Date, at which time the accreted value will be equal to the full principal amount at maturity. Under the second indenture totaling $361 million aggregate principal amount, interest accrues at 8.37% per annum, compounded semi-annually, which creates a premium at the Full Accretion Date that will be amortized over the remainder of the term. After November 15, 2008, the 9% senior discount notes bear cash interest at 9% per annum, payable semi-annually on May 15 and November 15 of each year. These senior discount notes are unsecured obligations of Dex Media and no cash interest will accrue on the discount notes prior to the Full Accretion Date. As of March 31, 2008, $719.7 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 9% senior discount notes had a fair market value of $673.1 million.

Dex Media East

On November 26, 2007, proceeds from the new Dex Media East credit facility were used to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% senior notes due 2009, $341.3 million of Dex Media East’s outstanding 12.125% senior subordinated notes due 2012, redemption premiums associated with these senior notes and senior subordinated notes of $11.1 million and $20.7 million, respectively, and pay transaction costs. The redemption of these senior notes and senior subordinated notes was accounted for as an extinguishment of debt resulting in a loss of $31.8 million charged to interest expense during the year ended December 31, 2007 related to the redemption premiums. In addition, as a result of redeeming these senior notes and senior subordinated notes, interest expense was offset by $62.2 million during the year ended December 31, 2007, resulting from accelerated amortization of the remaining fair value adjustment recorded as a result of the Dex Media merger.

2007 and 2008 refinancings

The purpose of these refinancing transactions that occurred throughout 2007 was to refinance certain debt obligations with debt yielding more favorable interest rates and to simplify and provide for more flexibility within our operating and capital structure. The purpose of these refinancing transactions in 2008 was to refinance certain debt obligations to extend maturities and to simplify and provide for more flexibility within our operating and capital structure.

Dex Media West

At March 31, 2008, Dex Media West had total outstanding notes of $1,229.1 million, comprised of $397.6 million 8.5% senior notes, $8.8 million 5.875% senior notes and $822.8 million senior subordinated notes.

Dex Media West issued $385 million aggregate principal amount of 8.5% senior notes due 2010. These senior notes are unsecured obligations of Dex Media West and interest is payable on February 15 and August 15 of each year. As of March 31, 2008, $385 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 8.5% senior notes had a fair market value of $389.8 million.

Dex Media West issued $300 million aggregate principal amount of 5.875% senior notes due 2011. These senior notes are unsecured obligations of Dex Media West and interest is payable on May 15 and November 15 of each year. As of March 31, 2008, $8.7 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 5.875% senior notes had a fair market value of $8.7 million.

Dex Media West issued $780 million aggregate principal amount of 9.875% senior subordinated notes due 2013. These senior subordinated notes are unsecured obligations of Dex Media West and interest is payable on February 15 and August 15 of each year. As of March 31, 2008, $761.7 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 9.875% senior subordinated notes had a fair market value of $788.4 million.

Our credit facilities and the indentures governing the notes contain usual and customary affirmative and negative covenants that, among other things, place limitations on our ability to (i) incur additional indebtedness; (ii) pay dividends and repurchase our capital stock; (iii) enter into mergers, consolidations, acquisitions, asset dispositions and sale-leaseback transactions; (iv) make capital expenditures; (v) issue capital stock of our subsidiaries; (vi) engage in transactions with our affiliates; and (vii) make investments, loans and advances. our credit facilities also contain financial covenants relating to maximum consolidated leverage, minimum interest coverage and maximum senior secured leverage as defined therein. Substantially all of RHDI’s and its subsidiaries assets, including the capital stock of RHDI and its subsidiaries, are pledged to secure the obligations under the RHDI credit facility. Substantially all of the assets of Dex Media East and Dex Media

West and their subsidiaries, including their equity interests, are pledged to secure the obligations under their respective credit facilities.

Impact of purchase accounting

As a result of the Dex Media merger and in accordance with SFAS No. 141, we were required to record Dex Media’s outstanding debt at its fair value as of the date of the Dex Media merger, and as such, a fair value adjustment was established at January 31, 2006. This fair value adjustment is amortized as a reduction of interest expense over the remaining term of the respective debt agreements using the effective interest method and does not impact future scheduled interest or principal payments. Amortization of the fair value adjustment included as a reduction of interest expense was $92.1 million (including $62.2 million related to the redemption of Dex Media East’s senior notes and senior subordinated notes), $26.4 million and $4.3 million during the years ended December 31, 2007 and 2006 and the three months ended March 31, 2008, respectively. A total premium of $222.3 million was recorded upon consummation of the Dex Media merger, of which $99.5 million remained unamortized at March 31, 2008 as shown in the following table. In connection with the redemption of Dex Media East’s senior notes and senior subordinated notes, the remaining fair value adjustment related to these debt obligations was fully amortized as of December 31, 2007.

						Long-Term
						Debt at			Long-Term
						December 31,			Debt at March
			Initial	Unamortized		2007	Unamortized	Long-	31, 2008
			Fair Value	Fair Value	Long-Term	Excluding	Fair Value	Term	Excluding
	Book Value at	Fair Value at	Adjustment at	Adjustment at	Debt at	Unamortized	Adjustment at	Debt at	Unamortized
	January 31,	January 31,	January 31,	December 31,	December 31,	Fair Value	March 31,	March 31,	Fair Value
	2006	2006	2006	2007	2007	Adjustment	2008	2008	Adjustment
	(Amounts in millions)

Dex Media, Inc. 8% Senior Notes	$500.0	$515.0	$15.0	$12.1	$512.1	$500.0	$11.7	$511.7	$500.0
Dex Media, Inc. 9% Senior Discount Notes	598.8	616.0	17.2	14.6	719.1	704.5	14.1	733.8	719.7
Dex Media East 9.875% Senior Notes	450.0	484.3	34.3	—	—	—	—	—	—
Dex Media East 12.125% Senior Subordinated Notes	341.3	395.9	54.6	—	—	—	—	—	—
Dex Media West 8.5% Senior Notes	385.0	407.1	22.1	13.7	398.7	385.0	12.5	397.6	385.1
Dex Media West 5.875% Senior Notes	300.0	300.1	0.1	0.1	8.8	8.7	0.1	8.8	8.7
Dex Media West 9.875% Senior Subordinated Notes	761.8	840.8	79.0	63.3	825.0	761.7	61.1	822.8	761.7

Total Dex Media Outstanding Debt at January 31, 2006	$3,336.9	$3,559.2	$222.3	$103.8	$2,463.7	$2,359.9	$99.5	$2,474.7	$2,375.2

Liquidity and cash flows

Our primary source of liquidity will continue to be cash flow generated from operations as well as available borrowing capacity under the revolving portions of our credit facilities. We expect that our primary liquidity requirements will be to fund operations and service our indebtedness. Our ability to meet our debt service requirements will be dependent on our ability to generate sufficient cash from operations and incur additional borrowings under our credit facilities. Our primary sources of cash flow will consist mainly of cash receipts from the sale of advertising in our yellow pages and from our online products and services and can be impacted by, among other factors, general economic conditions, competition from other yellow pages directory publishers and other alternative products, consumer confidence and the level of demand for our advertising products and services. We believe that cash flows from operations, along with borrowing capacity under the revolving portions of our credit facilities, will be adequate to fund our operations and capital expenditures and meet our debt service requirements for at least the next 15-24 months. However, we make no assurances that our business will generate sufficient cash flow from operations or that sufficient borrowing will be available under the revolving portions of our credit facilities to enable us to fund our operations and capital expenditures, meet all debt service requirements, pursue all of our strategic initiatives, or for other purposes. From time to time we may purchase our equity and/or debt securities and/or our subsidiaries’ debt securities through privately negotiated transactions, open market purchases or otherwise depending on, among other things, the availability of funds, alternative investments and market conditions.

Primarily as a result of our business combinations and preferred stock repurchase transactions, we have a significant amount of debt. Aggregate outstanding debt as of March 31, 2008 was $10.1 billion (including fair value adjustments required by GAAP as a result of the Dex Media merger).

During the three months ended March 31, 2008, we made scheduled principal payments of $31.4 million and prepaid an additional $60.0 million in principal under our credit facilities, which resulted in total credit facility repayments of $91.4 million excluding revolver payments. During the three months ended March 31, 2008, we made revolver payments of $232.4 million offset by revolver borrowings of $215.3 million resulting in a net decrease of $17.1 million of the revolving portions under our credit facilities.

The completion of the Dex Media merger triggered change of control offers on all of Dex Media’s and its subsidiaries outstanding notes, requiring us to make offers to repurchase the notes. $291.3 million of the 5.875% Dex Media West senior notes due 2011, $0.3 million of the 9.875% Dex Media East senior notes due 2009, $0.2 million of the 9.875% Dex Media West senior subordinated notes due 2013 and $0.1 million of the 9% Dex Media senior discount notes due 2013 were tendered in the applicable change of control offer and repurchased by us.

For the three months ended March 31, 2008, we made aggregate cash interest payments of $214.3 million. At March 31, 2008, we had $29.9 million of cash and cash equivalents before checks not yet presented for payment of $14.9 million, and combined available borrowings under our revolvers of $364.7 million. During the three months ended March 31, 2008, we periodically utilized our revolvers as a financing resource to balance the timing of our periodic payments and our prepayments made under our credit facilities and interest payments on our senior notes and our subsidiaries’ senior notes and senior subordinated notes with the timing of cash receipts from operations. Our present intention is to repay borrowings under all revolvers in a timely manner and keep any outstanding amounts to a minimum.

During the year ended December 31, 2007, we made scheduled principal payments of $239.9 million and prepaid an additional $1,434.2 million in principal under our credit facilities, which includes prepayments associated with the aforementioned 2007 refinancings, for total credit facility repayments of $1,674.1 million, excluding revolver repayments. During the year ended December 31, 2007, we made revolver payments of $781.4 million, offset by revolver borrowings of $722.6 million, resulting in a net decrease of $58.8 million of the revolving portions under our credit facilities.

For the year ended December 31, 2007, we made aggregate cash interest payments of $721.5 million. At December 31, 2007, we had $46.1 million of cash and cash equivalents before checks not yet presented for payment of $10.8 million, and combined available borrowings under our revolvers of $347.6 million. In connection with the aforementioned 2007 refinancings, we received approximately $47.9 million for general corporate purposes. During 2007, we periodically utilized our revolvers as a financing resource to balance the timing of our periodic payments and our prepayments made under our credit facilities and interest payments on our and our subsidiaries’ senior notes and senior subordinated notes with the timing of cash receipts from operations. Our present intention is to repay borrowings under all revolvers in a timely manner and keep any outstanding amounts to a minimum.

Share repurchases and other common stock transactions

In November 2007, our Board of Directors authorized a $100.0 million Repurchase Plan. This authorization permits us to purchase our shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 or through block trades or otherwise over the following twelve months, based on market conditions and other factors, which purchases may be made or suspended at any time. In accordance with the Repurchase Plan, we repurchased 2.5 million shares at a cost of $95.7 million during December 2007.

On November 9, 2006, certain affiliates of The Carlyle Group and Welsh, Carson, Anderson & Stowe sold 9,424,360 shares and 9,424,359 shares, respectively, of RHD common stock. These selling shareholders were former shareholders of Dex Media that became shareholders of RHD in conjunction with the Dex Media merger. After this sale, these selling shareholders no longer hold any shares of RHD common stock that they acquired in connection with the Dex Media merger. We did not receive any proceeds from this transaction.

Tax basis of acquisitions

In connection with the AT&T Directory Acquisition and the Embarq Directory Acquisition, we made an election under Code Section 338(h)(10) to treat the applicable stock purchase as an asset purchase, which, in each case, permitted us to record the acquired intangible assets and goodwill at fair value for tax purposes, rather than at the prior owners’ tax cost basis, which we refer to as the carry-over basis and, which, in all cases, was significantly less than fair value. Intangible assets and goodwill acquired in the Dex Media merger were recorded at their carry-over basis for tax purposes and are being amortized using the straight-line method over 15 years from their inception. Such intangible assets and goodwill previously benefited from the treatment of an asset purchase for tax purposes by the prior owners of Dex Media.

Accordingly, our tax deductible amortization is substantially higher than it would have been in a typical stock purchase transaction since it is based upon the fair value of the acquired intangible assets and goodwill using the straight-line method generally over 15 years. Annual amortization of goodwill and the other acquired intangible assets for tax purposes is approximately $672.5 million. Goodwill is not subject to amortization for book purposes. As a result of this amortization expense which offsets taxable income, our cash tax requirements are significantly reduced by the tax effect of these amortization deductions.

Cash flow activities

Cash provided by operating activities was $99.9 million for the three months ended March 31, 2008. Key contributors to operating cash flow include the following:

•	$(1,623.1) million in net loss, which includes the impact of the non-cash goodwill impairment charge.

•	$1,651.5 million of net non-cash items consisting of the non-cash goodwill impairment charge of $2,463.6 million, offset by $(812.1) million in deferred income taxes, which includes the tax impact of the non-cash goodwill impairment charge.

•	$150.5 million of other net non-cash items primarily consisting of $118.3 million of depreciation and amortization, $29.8 million in bad debt provision and $10.8 million of stock-based compensation expense, partially offset by $(8.4) million in other non-cash items, primarily related to the amortization of deferred financing costs and amortization of the fair value adjustments required by GAAP as a result of the Dex Media merger, which reduced interest expense.

•	$39.3 million net use of cash from an increase in accounts receivable of $65.7 million due to an increase in days outstanding of customer balances and deterioration in accounts receivable aging categories, which has been driven by weaker economic conditions, as well as publication cycle seasonality, offset by an increase in deferred directory revenues of $26.4 million. The change in deferred revenues and accounts receivable are analyzed together given the fact that when a directory is published, the annual billable value of that directory is initially deferred and unbilled accounts receivable are established. Each month thereafter, typically one twelfth of the billing value is recognized as revenues and billed to customers.

•	$21.6 million net source of cash from a decrease in other assets, primarily consisting of a $34.3 million decrease in prepaid directory costs resulting from publication seasonality, offset by a $12.7 million increase in other current and non-current assets, primarily relating to deferred commissions, print, paper and delivery costs and changes in the fair value of our interest rate swap agreements.

•	$52.9 million net use of cash from a decrease in accounts payable and accrued liabilities, primarily reflecting a $41.9 million decrease in accrued interest payable on outstanding debt resulting from interest payments of $247.8 million, partially offset by $205.9 million in accruals during the period, and a $41.0 million decrease in trade accounts payable resulting from timing of invoice processing versus payment thereon, offset by a $30.0 million increase in accrued liabilities, which include accrued salaries and related bonuses and accrued income taxes.

•	$8.4 million decrease in other non-current liabilities, including pension and postretirement long-term liabilities.

Cash used in investing activities for the three months ended March 31, 2008 was $5.8 million and includes the following:

•	$10.1 million used to purchase fixed assets, primarily computer equipment, software and leasehold improvements.

•	$4.3 million in cash proceeds from the disposition of an equity investment in the fourth quarter of 2007, which were received in January 2008.

Cash used in financing activities for the three months ended March 31, 2008 was $110.3 million and includes the following:

•	$91.4 million in principal payments on term loans under our credit facilities. Of this amount, $31.4 million represents scheduled principal payments and $60.0 million represents principal payments made on an accelerated basis, at our option, from available cash flow generated from operations.

•	$215.3 million in borrowings under our revolvers, used primarily to fund temporary working capital requirements.

•	$232.4 million in principal payments on our revolvers.

•	$6.1 million used to repurchase our common stock. This use of cash pertains to common stock repurchases made during 2007 that had not settled as of December 31, 2007.

•	$4.2 million in the increased balance of checks not yet presented for payment.

•	$0.1 million in proceeds from the exercise of employee stock options.

Cash provided by operating activities was $143.8 million for the three months ended March 31, 2007. Key contributors to operating cash flow include the following:

•	$16.0 million in net income.

•	$159.5 million of net non-cash charges primarily consisting of $103.0 million of depreciation and amortization, $21.0 million in bad debt provision, $13.9 million of stock-based compensation expense and $11.4 million in other non-cash charges, primarily related to the amortization of deferred financing costs and amortization of the fair value adjustments required by GAAP as a result of the Dex Media merger, and $10.2 million in deferred income taxes.

•	$15.0 million net use of cash from an increase in accounts receivable of $58.1 million offset by an increase in deferred directory revenues of $43.1 million. The change in deferred revenues and accounts receivable are analyzed together given the fact that when a directory is published, the annual billable value of that directory is initially deferred and unbilled accounts receivable are established. Each month thereafter, typically one twelfth of the billing value is recognized as revenues and billed to customers.

•	$31.5 million net source of cash from an decrease in other assets, consisting of a $35.4 million decrease in prepaid expenses and other current assets, offset by a $3.9 million increase in other non-current assets, primarily relating to changes in the fair value of our interest rate swap agreements.

•	$56.4 million net use of cash from a decrease in accounts payable and accrued liabilities, primarily reflecting a $29.7 million decrease in accrued liabilities, including accrued salaries and related bonuses, and a $32.6 million decrease in accrued interest payable on outstanding debt, offset by a $5.9 million increase in trade accounts payable.

•	$8.2 million net source of cash from an increase in other non-current liabilities, including pension and postretirement long-term liabilities.

Cash used in investing activities for the three months ended March 31, 2007 was $15.6 million and includes the following:

•	$13.1 million used to purchase fixed assets, primarily computer equipment, software and leasehold improvements.

•	$2.5 million used to fund an equity investment.

Cash used in financing activities for the three months ended March 31, 2007 was $209.7 million and includes the following:

•	$419.9 million in principal payments on debt borrowed under each of the credit facilities. Of this amount, $73.5 million represents scheduled principal payments, $120.0 million represents principal payments made on an accelerated basis, at our option, from excess cash flow generated from operations and $226.4 million represents principal payments on the revolvers.

•	$207.3 million source in borrowings under the revolvers.

•	$9.1 million in proceeds from the exercise of employee stock options.

•	$6.2 million in the decreased balance of checks not yet presented for payment.

Cash provided by operating activities was $691.8 million for the year ended December 31, 2007. Key contributors to operating cash flow include the following:

•	$46.9 million in net income.

•	$666.1 million of net non-cash charges primarily consisting of $463.1 million of depreciation and amortization, $80.8 million in bad debt provision, $39.0 million of stock-based compensation expense, $47.3 million in other non-cash charges, primarily related to the amortization of deferred financing costs and amortization of the fair value adjustments required by GAAP as a result of the Dex Media merger, $26.3 million loss on extinguishment of debt related to the 2007 refinancing transactions noted above, $8.7 million in deferred income taxes, and $0.9 million loss on disposal of fixed assets.

•	$122.2 million net use of cash from an increase in accounts receivable of $95.8 million and a decrease in deferred directory revenue of $26.4 million. The change in deferred revenue and accounts receivable are analyzed together given the fact that when a directory is published, the annual billable value of that directory is initially deferred and unbilled accounts receivable are established. Each month thereafter, typically one twelfth of the billing value is recognized as revenue and billed to customers.

•	$6.0 million net use of cash from an increase in other assets, consisting of a $5.1 million increase in other current and non-current assets, primarily relating to deferred commissions, print, paper and delivery costs and changes in the fair value of our interest rate swap agreements, and a $0.9 million increase in prepaid expenses.

•	$66.1 million net source of cash from an increase in accounts payable and accrued liabilities, primarily reflecting a $47.9 million increase in trade accounts payable and a $19.4 million increase in accrued interest payable on outstanding debt, partially offset by a $1.2 million decrease in accrued liabilities, which include accrued salaries and related bonuses and accrued income taxes.

•	$40.9 million increase in other non-current liabilities, including pension and postretirement long-term liabilities.

Cash used in investing activities for the year ended December 31, 2007 was $409.1 million and includes the following:

•	$77.5 million used to purchase fixed assets, primarily computer equipment, software and leasehold improvements.

•	$329.1 million of net cash payments to acquire Business.com.

•	$2.5 million used to fund an equity investment.

Cash used in financing activities for the year ended December 31, 2007 was $392.9 million and includes the following:

•	$1,468.7 million in proceeds, net of costs, from the issuance of the notes, which were used to fund the repayment of the RHD credit facility, the redemption of the RHDI senior subordinated notes, partial repayment of the Term Loans under the former Dex Media East credit facility and partial repayment of Term Loans A-4, D-1 and D-2 and the RHDI revolving credit facility under the RHDI credit facility.

•	$1,416.8 million in proceeds, net of costs, from borrowings under our credit facilities. The new Dex Media East credit facility was used to fund the repayment of the remaining Term Loans and revolver under the former Dex Media East credit facility and the redemption of Dex Media East’s 9.875% senior notes and 12.125% senior subordinated notes. The RHD credit facility was used to fund the Business.com Acquisition.

•	$1,674.1 million in principal payments on term loans under our credit facilities. Of this amount, $239.9 million represents scheduled principal payments and $1,434.2 million represents principal payments made on an accelerated basis, at our option, from proceeds received with the 2007 refinancing transactions and from available cash flow generated from operations.

•	$1,470.6 million in note repayments. Of this amount, $1,398.9 million was used to redeem the RHDI senior notes and the RHDI senior subordinated notes and Dex Media East’s 9.875% senior notes and 12.125% senior subordinated notes. Tender and redemption premium payments of $71.7 million were incurred in conjunction with these note repayments.

•	$722.6 million in borrowings under our revolvers, used primarily to fund temporary working capital requirements, as well as the repurchase of our common stock and the redemption of the RHDI senior notes.

•	$781.4 million in principal payments on our revolving credit facilities.

•	$89.6 million used to repurchase our common stock. Amount represents the value of common stock repurchased actually settled in cash as of December 31, 2007.

•	$13.4 million in proceeds from the exercise of employee stock options.

•	$9.0 million in proceeds from the issuance of common stock in connection with the Business.com Acquisition.

•	$7.7 million in the decreased balance of checks not yet presented for payment.

Cash provided by operating activities was $768.3 million for the year ended December 31, 2006. Key contributors to operating cash flow include the following:

•	$237.7 million in net loss.

•	$392.2 million net source of cash from non-cash charges primarily consisting of $323.6 million of depreciation and amortization, $71.1 million in bad debt provision, $43.3 million of stock-based compensation expense and $39.4 million in other non-cash charges, which primarily consists of amortization related to fair value adjustments required by GAAP as a result of the Dex Media merger, offset by a $85.2 million deferred tax benefit.

•	$559.8 million net source of cash from a $635.7 million increase in deferred directory revenue, offset by an increase in accounts receivable of $75.9 million. The change in deferred revenue and accounts receivable are analyzed together given the fact that when a directory is published, the annual billable value of that directory is initially deferred and unbilled accounts receivable are established. Each month thereafter, typically one twelfth of the billing value is recognized as revenue and billed to customers. Additionally, under purchase accounting rules, deferred revenue was not recorded on directories that were published prior to and in the month of the Dex Media merger, however we retained all of the rights associated with the collection of amounts due under the advertising contracts executed prior to and in the month of the Dex Media merger.

•	$23.0 million net use of cash from an increase in other assets, reflecting a $24.7 million increase in prepaid expenses and other current and non-current assets, primarily relating to changes in the fair value of our interest rate swap agreements, offset by a decrease in deferred directory costs of $1.7 million, consisting of a decrease in deferred directory costs of $23.6 million offset by $21.9 million in amortization of deferred directory costs relating to directories that were scheduled to publish subsequent to the Dex Media merger. Deferred directory costs represent cash payments for certain costs associated with the publication of directories. Since deferred directory costs are initially deferred when incurred, the cash payments are made prior to the expense being recognized.

•	$63.0 million net source of cash from an increase in accounts payable and accrued liabilities, primarily reflecting a $69.3 million increase in accrued interest payable on outstanding debt and a $0.4 million increase in trade accounts payable, offset by a $6.7 million decrease in accrued liabilities, including accrued salaries and related bonuses.

•	$14.0 million net source of cash from an increase in other non-current liabilities, including pension and postretirement long-term liabilities.

Cash used by investing activities for the year ended December 31, 2006 was $1,980.0 million and includes the following:

•	$78.5 million used to purchase fixed assets, primarily computer equipment, software and leasehold improvements.

•	$1,901.5 million in cash payments primarily in connection with the Dex Media merger, including merger fees net of cash received from Dex Media, as well as the Local Launch Acquisition.

Cash provided by financing activities for the year ended December 31, 2006 was $1,360.2 million and includes the following:

•	$2,514.4 million in net borrowings, consisting of $2,142.5 million related to the series A-2 senior discount notes and series A-3 senior notes, which were used to fund the cash portion of the Dex Media merger, and series A-1 senior discount notes, which were used to fund the GS Repurchase. Net borrowings also consist of $444.2 million of the Dex Media West Term Loan B-1, $150.0 million of which was used to fund the cash portion of the Dex Media merger and $294.2 million of which was used to fund the purchase of the 5.875% Dex Media West senior notes, 9.875% Dex Media West senior subordinated notes and 9% Dex Media senior discount notes in conjunction with change of control offers. These borrowings were net of financing costs of $72.3 million.

•	$1,738.0 million in principal payments on debt. Of this amount, $282.1 million represents scheduled principal payments, $295.0 million represents principal payments made on an accelerated basis, at our option, from available cash flow generated from operations, $291.9 million represents Dex Media senior notes tendered for repurchase by Dex Media and $869.0 million represents principal payments on the revolving credit facilities.

•	$336.8 million used for the GS Repurchase and redemption of preferred stock purchase rights under our stockholder rights plan.

•	$934.9 million in borrowings under the revolving credit facilities.

•	$53.1 million used to repurchase all outstanding warrants from the GS Funds.

•	$31.6 million in proceeds from the exercise of employee stock options.

•	$7.2 million in the increased balance of checks not yet presented for payment.

  Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that are material to our results of operations, financial condition or liquidity.

  Contractual obligations

The contractual obligations table presented below sets forth our annual commitments as of December 31, 2007 for principal and interest payments on our debt, as well as other cash obligations for the next five years and thereafter. The debt repayments as presented in this table include only the scheduled principal payments under our current debt agreements and do not include any anticipated prepayments. The debt repayments also exclude fair value adjustments required under purchase accounting, as these adjustments do not impact our payment obligations.

	Payment Due by Period
		Less than	1-3	3-5	More than 5
Contractual Obligations	Total	1 Year	Years	Years	Years
	(Amounts in millions)

Long-Term Debt(1)	$10,071.8	$177.2	$2,498.0	$874.6	$6,522.0
Interest on Long-Term Debt(2)	4,663.2	722.5	1,445.1	1,151.7	1,343.9
Operating Leases(3)	189.2	26.0	50.5	38.2	74.5
Unconditional Purchase Obligations(4)	162.4	52.7	64.7	45.0	—
Other Long-Term Liabilities(5)	355.8	32.0	66.8	69.3	187.7

Total Contractual Obligations	$15,442.4	$1,010.4	$4,125.1	$2,178.8	$8,128.1

(1)	Included in long-term debt are principal amounts owed under our credit facilities and our senior notes and senior subordinated notes, including the current portion of long-term debt.

(2)	Interest on debt represents cash interest payment obligations assuming all indebtedness at December 31, 2007 will be paid in accordance with its contractual maturity and assumes interest rates on variable interest debt as of December 31, 2007 will remain unchanged in future periods. The weighted average interest rates under the RHDI, Dex Media East and Dex Media West credit facilities were 6.50%, 6.87% and 6.51%, respectively, at December 31, 2007. Please refer to “Liquidity and Capital Resources” for interest rates on our senior notes and our senior subordinated notes.

(3)	We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms. Some lease agreements provide us with renewal or early termination options. Our future operating lease obligations would change if we exercised these renewal or early termination options and if we entered into additional operating lease agreements. The amounts in the table assume we do not exercise any such renewal or early termination options.

(4)	In connection with our software system modernization and on-going support services related to the Amdocs software system, we are obligated to pay Amdocs approximately $128.2 million over the years 2008 through 2012. In connection with the AT&T Directory Acquisition, we entered into an Internet Yellow Pages reseller agreement whereby we are obligated to pay to AT&T $7.2 million over the years 2008 and 2009. In conjunction with the Dex Media merger, we are obligated to pay Qwest approximately $8.3 million over the years 2008 and 2009 for certain information technology, communications and billing and collection services. We have entered into agreements with Yahoo!, whereby Yahoo! will serve and maintain our local search listings for placement on its web-based electronic local information directory and electronic mapping products. We are obligated to pay Yahoo! up to $18.8 million over the years 2008 through 2010.

(5)	We have defined benefit plans covering substantially all employees. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. Based on past performance and the uncertainty of the dollar amounts to be paid, if any, we have excluded such amounts from the above table. We also have unfunded postretirement plans that provide certain healthcare and life insurance benefits to those full-time employees who reach retirement age while working for us. Those expected future benefit payments, including administrative expenses, net of employee contributions, are included in the table above. We expect to make contributions of approximately $15.8 million and $6.8 million to our pension plans and postretirement plan, respectively, in 2008.

In addition to amounts presented in the table above, our unrecognized tax benefits as of December 31, 2007 total $14.0 million, including accrued interest and penalties. It is reasonably possible that this amount of unrecognized tax benefits could decrease within the next twelve months. We are currently under audit in New York State and New York City for taxable years 2000 through 2003 and North Carolina for taxable years 2003 through 2006. If the New York State, New York City or North Carolina audits are resolved within the next twelve months, the total amount of unrecognized tax benefits could decrease by approximately $14.0 million. The unrecognized tax benefits related to the New York State, New York City and North Carolina audits relate to apportionment and allocation of income among our various legal entities.

Interest rate risk and risk management

The RHDI credit facility, the Dex Media West credit facility, and the Dex Media East credit facility bear interest at variable rates and, accordingly, our earnings and cash flow are affected by changes in interest rates. The RHDI credit facility requires that we maintain hedge agreements to provide either a fixed interest rate or interest rate protection on at least 50% of RHDI’s total outstanding debt. The Dex Media West and Dex Media East credit facilities require that we maintain hedge agreements to provide a fixed rate on at least 33% of their respective indebtedness. We have entered into the following interest rate swaps that effectively convert approximately $2.6 billion, or 69% of our variable rate debt, and $2.7 billion, or 73% of our variable rate debt, to fixed rate debt as of December 31, 2007 and March 31, 2008, respectively. At December 31, 2007 and March 31, 2008, approximately 37% and 36%, respectively, of our total debt outstanding consists of variable rate debt, excluding the effect of our interest rate swaps. Including the effect of our interest rate swaps, total fixed rate debt comprised approximately 89% and 90% of our total debt portfolio as of December 31, 2007 and March 31, 2008, respectively. Under the terms of the agreements, we receive variable interest based on three-month LIBOR and pays a fixed rate of interest.

Effective Dates	Notional Amount		Pay Rates	Maturity Dates
	(Amounts in millions)

September 7, 2004	$200	(3)	3.490%-3.750%	September 8, 2008 — September 7, 2009
September 15, 2004	200	(3)	3.500%-3.910%	September 15, 2008 — September 15, 2009
September 17, 2004	100	(2)	3.510%-3.740%	September 17, 2008 — September 17, 2009
September 23, 2004	100	(2)	3.4335%-3.438%	September 23, 2008
December 20, 2005	150	(3)	4.74%-4.752%	June 20, 2008 — December 22, 2008
February 14, 2006	200	(2)	4.925%-4.93%	February 14, 2009
February 28, 2006	50	(1)	4.93275%	August 28, 2008
May 25, 2006	300	(3)	5.326%	May 25, 2009 -- May 26, 2009
May 26, 2006	200	(2)	5.2725%-5.275%	May 26, 2009
May 31, 2006	100	(2)	5.295%-5.312%	May 31, 2008 — May 31, 2009
June 12, 2006	150	(2)	5.27%-5.279%	June 12, 2009
November 26, 2007	600	(4)	4.1852%-4.604%	November 26, 2010 — November 26, 2012
February 28, 2008	100	(1)	3.21%	February 28, 2011
March 20, 2008	100	(1)	2.5019%	March 21, 2011
March 31, 2008	100	(1)	3.50%	March 29, 2013

Total	$2,650

(1)	Consists of one swap.

(2)	Consists of two swaps.

(3)	Consists of three swaps.

(4)	Consists of four swaps.

Under the terms of the agreements, we receive variable interest based on three-month LIBOR and pay a weighted average fixed rate of 4.4%. The weighted average variable rate received on our interest rate swaps was 3.0% for the three months ended March 31, 2008. These periodic payments and receipts are recorded as interest expense.

We use derivative financial instruments for hedging purposes only and not for trading or speculative purposes. By using derivative financial instruments to hedge exposures to changes in interest rates, we are exposed to credit risk and market risk. Credit risk is the possible failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it is not subject to credit risk. We minimize the credit risk in derivative financial instruments by entering into transactions with major financial institutions with credit ratings of AA- or higher.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Interest rate swaps with a notional value of $2.7 billion have been designated as cash flow hedges to hedge three-month LIBOR-based interest payments on $2.7 billion of bank debt. As of March 31, 2008, these respective interest rate swaps provided an effective hedge of the three-month LIBOR-based interest payments on $2.7 billion of bank debt.

Certain interest rate swaps acquired as a result of the Dex Media merger with a notional amount of $125.0 million remained undesignated as cash flow hedges at March 31, 2007. For the three months ended March 31, 2007, we recorded additional interest expense of $0.4 million as a result of the change in fair value of the acquired undesignated interest rate swaps. All undesignated interest rate swaps acquired as a result of the Dex Media merger were settled as of December 31, 2007.

As a result of the amendment to the RHDI credit facility and the refinancing of the Dex Media West credit facility on June 6, 2008, the existing interest rate swaps associated with the previous debt agreements are no longer highly effective in offsetting changes in cash flows under the new agreements. Accordingly, prospective gains and losses on the change in the fair values of these interest rate swaps will be recognized in earnings as a component of interest expense. Additionally, at the time these interest rate swaps became ineffective on June 6, 2008, the cumulative amount of prior changes to the fair values of these swap agreements totaling approximately $42.9 million, previously recorded to accumulated other comprehensive income, will be reported in earnings as a non-cash component of interest expense immediately.

The notional amount of our interest rate swaps is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. Assuming a 0.125% increase in the interest rate associated with the floating rate borrowings under our credit facilities (after giving effect to the interest rate swaps), interest expense would increase $1.4 million on an annual basis.

Please refer to Note 2, “Summary of Significant Accounting Policies” and Note 6, “Derivative Financial Instruments,” of the notes to the consolidated financial statements included herein for additional information regarding our derivative financial instruments and hedging activities.

Market risk sensitive instruments

We utilize a combination of fixed-rate and variable-rate debt to finance our operations. The variable-rate debt exposes us to variability in interest payments due to changes in interest rates. Management believes that it is prudent to mitigate the interest rate risk on a portion of its variable-rate borrowings. To satisfy this objective, we have entered into fixed interest rate swap agreements to manage fluctuations in cash flows resulting from changes in interest rates on variable-rate debt. Certain interest rate swap agreements have been designated as cash flow hedges. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FAS 133 and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, the swaps are recorded at fair value. On a quarterly basis, the fair values of the swaps are determined based on quoted market prices and, assuming effectiveness, the differences between the fair value and the book value of the swaps are recognized in accumulated other comprehensive loss, a component of shareholders’ equity. The swaps and the hedged item (three-month LIBOR-based interest payments on $2.7 billion of bank debt) have been designed so that the critical terms (interest reset dates, duration and index) coincide. Assuming the critical terms continue to coincide, the cash flows from the swaps will exactly offset the cash flows of the hedged item and no ineffectiveness will exist.

For derivative instruments that are not designated or do not qualify as hedged transactions, the initial fair value, if any, and any subsequent gains or losses on the change in the fair value are reported in earnings as a component of interest expense. During May 2006, we entered into $1.0 billion notional value of interest rate swaps, which were not designated as cash flow hedges until July 2006. In addition, certain interest rate swaps acquired as a result of the Dex Media merger with a notional amount of $425 million were not designated as cash flow hedges. As of December 31, 2007, all of the undesignated interest rate swaps acquired as a result of the Dex Media merger were settled. Resulting gains or losses on the change in the fair value of these interest rate swaps have been recognized in earnings as a component of interest expense.

Industry overview and outlook

Industry overview

According to Veronis Suhler Stevenson, the U.S. print directory advertising industry accounted for $15.7 billion in revenues in 2006 (including the online versions of those print directories). According to the Yellow Pages Association, the U.S. directory advertising industry is the sixth largest advertising medium, serving approximately 3.2 million customers. Incumbents consist of the publishing businesses of regional Bell operating companies, which we refer to as RBOCs, ILECs, and third-party publishers, such as us, which operate under exclusive agreements with RBOCs and ILECs. These incumbents, including us, enjoy advantages over other competitors such as higher usage, greater market share, more accurate content and stronger relationships with advertisers. Based on our experience, we believe that more than 90% of incumbents’ revenue is generated from recurring sources. The reach and affordability of the Yellow Pages attract a diversified set of advertisers, the majority of whom are SMEs. In addition, Yellow Pages represent the primary, and in many cases, sole, form of advertising for these SMEs.

According to Veronis Suhler Stevenson, IYP is expected to grow in the U.S. at a 19.8% compound annual growth rate, or CAGR, during 2006 to 2011. Veronis Suhler Stevenson also projects local search will grow at a 34.5% CAGR during 2006 to 2011. As consumers continue to utilize various digital media more frequently, we believe that the U.S. directory publishers will be able to capitalize on their robust content, long-term advertiser relationships, local market knowledge and existing presence in most consumers’ homes to expand their customers’ reach and generate additional revenue opportunities.

Attractive financial characteristics

While overall advertising tends to track the performance of the economy, directory advertising tends to be more stable and is less affected by economic downturns due in part to its frequent use by SMEs, often as their principal or only form of advertising. In addition, the annual nature of most print directory campaigns tends to aid advertiser retention as small businesses do not want to miss out on an entire year of advertising. Moreover, most directory publishers, including us, give priority placement within a directory classification to their longest-tenured advertisers. As a result, advertisers have a strong incentive to renew their directory advertising purchases from year-to-year to keep their beneficial placement.

Incumbent advantages

There are two types of print Yellow Pages publishers, the incumbents, which consist of the publishing businesses of RBOCs and ILECs and third-party publishers, which operate under exclusive agreements with RBOCs and ILECs, and the independents, which include companies who are not affiliated with the local RBOC or ILEC. The incumbent category also includes companies, such as us, who blend the content and brand advantages of an incumbent with the execution focus of an independent.

In general, incumbents enjoy a significant market share lead over independents, 79% for incumbents and 21% for independent publishers in 2006, according to Simba’s 2007 Yellow Pages Forecast. The difference in market share can be explained by a number of advantages that incumbents have over independents, including:

•	Greater brand recognition. Many consumers view the incumbent’s publication as the official or trusted source which leads to greater usage;

•	More content. Provides a single source solution for consumers which leads to greater book retention;

•	Broader distribution. Our obligation on behalf of the RBOCs and the ILECs to deliver our books to new residences provides a greatly needed resource for finding local products and services to people at a time when they often have the greatest need for the information; and

•	Long-term relationships with advertisers. Working with advertisers year after year allows the sales force to serve as a trusted advisor because they understand the local market and their customers’ unique business advertising needs. As a result, this creates significant value for advertisers and provides more rich content for consumers.

Given their market position, incumbents on average are able to generate more calls per dollar spent on advertising than independents. In other words, incumbents deliver more calls at a lower cost per call than the independents. Furthermore, advertisers often have greater trust that incumbents will accurately publish and deliver books in addition to valuing incumbents’ increased focus on customer service and support.

Nevertheless, independents have increased their market share in part due to the Telecommunications Act, which assured access to telephone subscriber listings at nominal rates, and significant private equity investment. However, the three major incumbents, which include us, are still the top three U.S. directory publishers in terms of total revenue.

Strong customer base

Domestic Yellow Pages publishers enjoy a diversified, loyal customer base. Approximately 85% of revenue is derived from local advertisers, the majority of whom are SMEs in service businesses. We believe that SMEs often rely on the Yellow Pages as their principal or sole form of advertising because they are affordable, easy to buy and effective. This, in combination with the value created from their advertisements, leads to strong, long-term relationships.

National advertisers, who frequently utilize agencies to act as intermediaries, comprise approximately 15% of industry revenue. The largest national advertiser’s total industry spending accounts for less than 3% of industry revenue from national advertisers and less than 1% of total industry revenue.

Advantages of sales force

The directory advertising industry’s more than 20,000 highly qualified salespersons create a large advantage for the directory advertising industry. The sales force’s long-term relationships, knowledge of the local market and marketing expertise give publishers an edge over national advertising players and Internet only firms. They are responsible for maintaining high customer retention rates, encouraging existing customers to increase advertising across appropriate platforms and attracting new advertisers. SMEs, who make up the majority of industry revenue, have limited marketing experience, time and resources. As a result, external marketing advisors are crucial to their success. Selling advertising to SMEs is a time consuming and intensive process. A well-trained sales force can educate the advertiser, build trust and utilize deep market knowledge to convince new advertisers to make a purchase or an existing advertiser to grow. Most of the industry provides substantial sales training and has made significant investments in technology to improve the productivity of its salespeople.

Digital opportunities

Digital expansion, including the Internet, represents a significant opportunity for the directory advertising industry to extend its advertisers’ reach and provide its customers with increased value. IYP not only transfers the content of print Yellow Pages to a digital, searchable format, but it also allows for more advanced functionality, flexibility for updating advertiser content and more personalized search results. According to Veronis Suhler Stevenson, the U.S. IYP represented only a small portion of the total U.S. directory advertising market in 2006 with total revenue of approximately $1.03 billion, having grown from $164 million in 2001. Most major directory publishers operate an Internet-based directory business and publishers have increasingly bundled online advertising with their traditional print offerings in order to enhance total usage and advertiser value.

Increasing distribution of advertiser content online is beneficial due to:

•	Attractive consumer demographics. IYP users are typically 25-49 years old with higher education and higher incomes than the national average;

•	Complementary usage. Eight out of ten Internet shoppers also refer to the print Yellow Pages in an average month, and 76% of IYP users continue to use print Yellow Pages according to the 2006 Yellow Pages Association Facts and Media Guide; and

•	High value-added. Reach is extended to an additional platform with minimal incremental cost.

We believe robust content, long-term advertiser relationships, local market knowledge and existing presence in most consumers’ homes position U.S. directory publishers well to take advantage of opportunities in digital local search.

Business

Corporate overview

We are one of the nation’s largest Yellow Pages and online local commercial search companies, based on revenue, with 2007 revenues of approximately $2.7 billion. We publish and distribute advertiser content utilizing our own Dex brand and through Qwest, Embarq, and AT&T. In 2007, we extended our Dex brand into our AT&T and Embarq markets to create a unified identity for advertisers and consumers across all of our markets. Our Dex brand is considered a leader in local search in the Qwest markets, and we expect similar success in the AT&T and Embarq markets. In each market, we also co-brand our products with the applicable highly recognizable brands of AT&T, Embarq or Qwest, which further differentiates our search solutions from others.

Our Triple Playtm integrated marketing solutions suite encompasses an increasing number of tools that consumers use to find the businesses that sell the products and services they need to manage their lives and businesses: print Yellow Pages directories, our proprietary DexKnows.comtm online search site and the rest of the Internet via Dex Search Marketing® tools. During 2007, our print and online solutions helped more than 600,000 national and local businesses in 28 states reach consumers who were actively seeking to purchase products and services. Our approximately 1,900 person sales force work on a daily basis to help bring these local businesses and consumers together to satisfy their mutual objectives utilizing our Triple Play products and services.

During 2007, we published and distributed print directories in many of the country’s most attractive markets including Albuquerque, Chicago, Denver, Las Vegas, Orlando, and Phoenix. Our print directories provide comprehensive local information to consumers, facilitating their active search for products and services offered by local merchants.

Our online products and services provide merchants with affordable additional methods to connect with consumers who are actively seeking to purchase products and services using the Internet. These powerful offerings not only distribute local advertisers’ content to our proprietary IYP sites, but extend to other major online search platforms, including Google®, Yahoo!® and MSN®, providing additional qualified leads for our advertisers. Our marketing consultants help local businesses create an advertising strategy and develop a customized media plan that takes full advantage of our traditional media products, our IYP search engine site DexKnows.com, and our DexNet Internet marketing services, which include online profile creation for local businesses and broad-based distribution across the Internet through a network of Internet partners and relationships that host our local business listings and content and through Internet marketing.

This compelling set of Triple Play products and services, in turn, generates among the strongest returns for advertisers of any advertising media available today. This strong advertiser return positions RHD and its 1,900 person sales force as trusted advisors for marketing support and service in the local markets we serve.

Business strengths

Strong brand names and leading incumbent position

We are the third largest directory publisher in the United States based on revenue. We have acquired incumbent directory publishers over the past five years, which has increased our scale and reach within the directory advertising industry and provide us the exclusive right to provide directory services in many of our markets. We also acquired the exclusive right to use the highly recognizable brand names of AT&T, Embarq and Qwest in our markets, which gives us a substantial competitive advantage over independent directory publishers and many online local search providers. We leverage this brand recognition and co-brand our print products with the Dex brand name. During 2007, we launched the Dex brand across all of our markets as one unified brand for all of our products and services. We believe the Dex brand complements the highly recognizable brands of AT&T, Embarq and Qwest of our print products. The Dex brand already enjoys strong awareness and is recognized as a leader in the Qwest markets for directional media services.

The benefits of incumbent branding generally include the following:

•	being the “official” telephone directory for a given market;

•	high brand recognition;

•	long-term relationships with advertisers;

•	broader distribution;

•	more accurate and complete content; and

•	higher usage.

These benefits provide opportunities for higher advertiser penetration and retention and revenue growth.

We also own and operate attractive Internet properties including DexKnows.com, Business.com and Work.com. According to comScore, DexKnows.com, and its predecessor Dexonline.com, has been the most used IYP search site in the Dex Media states for 14 consecutive quarters. In addition, Business.com is a leading business-to-business search engine and directory in the U.S. with over six million unique users monthly.

Based on our position as an incumbent publisher and our ILEC partners’ recognizable brand names, as well as our other business strengths, we presently are and expect to remain a leader in terms of usage and market share of directory advertising in most of the AT&T, Embarq and Qwest markets where we publish directories.

Product offerings and development

We have expanded our product line and developed new products over the years, which has supported our revenue growth. In particular, our broad range of specialty products has been used by our advertisers to differentiate and enhance the display of their business information. These specialty products typically include the following:

•	companion directories that extend the distribution of our advertisers’ messages;

•	“awareness” advertising options that include:

•	new cover products,

•	advertisements placed on easy-to-find advertiser “section tabs” within directories for frequently-used categories such as physicians, auto dealerships and plumbers, and

•	delivery “ride-along” inserts; and

•	two- and three-page advertisements placed at frequently referenced sections of the directory.

We have historically focused and continue to focus on our core mission: to help local businesses grow by delivering ready-to-buy customers to them. We look for trends and opportunities to serve this mission. In recent years, some consumer usage has shifted away from print Yellow Pages toward the Internet. This trend varies significantly by category, and print Yellow Pages still enjoy far greater usage than the Internet in many categories, such as heating and air conditioning service, beauty salons, locksmiths and general contractors. This trend, along with the increasing use of the Internet, has led to our “triple play” service offering of print Yellow Pages, IYP and local search products and services. This combination of different media significantly extends our reach to the consumer, and, in doing so, increases the potential value of our products to our advertisers.

To respond to the changing ways in which the public uses our products, and to fully capture the revenue opportunity, during 2007, we:

•	launched a unified, national URL and IYP site known as DexKnows.com, a leading consumer site that utilizes Internet-based directory advertising products, such as extra lines, replica advertisements, website and email link products, pop-up windows, banners and pay-for-placement offerings.

•	launched an internally managed SEM solution through Local Launch, a leading local search products, platform and fulfillment provider; and

•	acquired critical technology that will ultimately allow us to compete more effectively and profitably in the SEM space in the future through the Business.com platform and advertising network.

Positive industry fundamentals

According to Veronis Suhler Stevenson, the U.S. directory advertising industry (both print Yellow Pages and IYP) accounted for $16.1 billion in revenues in 2006. There are several reasons why the directory advertising industry is attractive, especially for incumbents:

•	in many of our markets, we have more than twice the market share (based on usage) of our largest competitor;

•	in many cases Yellow Pages are the primary advertising medium for SMEs;

•	it is an influential form of major media with approximately 22% of consumers making purchases having considered the Yellow Pages prior to the decision to purchase; and

•	Yellow Pages have very little customer concentration risk, with the top ten advertising categories comprising less than 27% of the directory advertising industry.

Stable and consistent operating profile

Our incumbent position, expanded product portfolio and strong customer relationships generate stable and consistent revenue and strong operating cash flow. The vast majority of our revenues come from products already established in our markets, and our strong relationships with advertisers are evidenced by revenue from recurring advertisers. We also have a diversified revenue stream. For the year ended December 31, 2007, no advertiser represented more than 1% of our total revenues. This stable and consistent operating profile has enabled us to repay approximately $3.2 billion of debt since the Embarq Directory Acquisition on January 3, 2003 to December 31, 2007.

Experienced management with proven track record of success

Management has achieved several significant accomplishments in the past five years and has established a track record of successfully:

•	managing directory publishing assets,

•	launching and managing IYP and other local search sites,

•	selling interactive products,

•	integrating acquisitions,

•	generating strong positive cash flow from operations and using it to repay outstanding debt, and

•	delivering strong financial performance.

In addition, our management team has a strong mix of long-tenured company experience and long-tenured industry experience, as well as more recent additions of broader media, marketing and online experience. The acquisitions of Local Launch in 2006 and Business.com in 2007 strengthened our management team by adding senior executives with significant experience managing Internet ventures. Executives from Local Launch and Business.com are recognized leaders in Internet search and advertising and SEM and SEO services.

Business strategy

We have an annual distribution of approximately 80 million directories in 28 states and eight of the top 40 metropolitan statistical areas, or MSAs. We are continuing to extend our usage and reach by, among other things, leveraging Dex Media’s distribution agreements with Google®, Yahoo!® and other search engines.

We have identified three sources of potential growth and have developed a business strategy utilizing our “triple play” strategy to capitalize on these opportunities. The main elements of this strategy include:

•	maintaining strong levels of recurring revenue through the retention of existing customers;

•	achieving new revenue from existing customers; and

•	attracting new customers and sources of revenue through new business initiatives through the Internet and our other interactive platforms.

The principal elements of this business strategy include the following initiatives:

Strengthen current market positions and grow advertiser base

We intend to increase customer retention and add to our advertiser base by utilizing our core expertise in managing local advertising sales forces. In addition, we plan to increase the number of new advertisers by developing marketing initiatives and obtaining new lead data on businesses that have not previously advertised with us, as well as continuing to build awareness of our products and services. Further, we will continue to focus on increasing both the number of advertisers and revenue per existing customer with the following:

•	striving to increase advertiser value across multiple platforms while increasing investment in platforms that are most effective at reaching the advertiser’s target audience;

•	increasing the number of advertising products purchased in print and online directories;

•	using our larger scale to attract more national advertising to our print and our local search products;

•	reaching non-traditional advertisers through new interactive advertising solutions; and

•	offering new Internet related services to businesses in our local markets.

Expand product offerings and implement value added services

Our interactive strategy supports our overall mission of helping SMEs grow by providing them end-to-end local search solutions that leverage our proprietary online and print products as well as a network of partner sites and platforms to drive leads to our advertisers whenever, wherever or however a consumer might choose to search.

Our interactive strategy leverages our core assets, which our sales force and the relationships they have with hundreds of thousands of SMEs, as well as the advertising content generated through those relationships, and is built on the following key strategies:

•	provide a compelling, relevant and differentiated consumer experience to our DexKnows.com users that will drive repeat usage and grow organic usage;

•	establish distribution relationships with major search engines and a local advertising network so that we can deliver our advertisers’ messages to consumers wherever and whenever they are searching for local products and services;

•	provide our advertisers with a powerful full-service solution to generating leads from across the Internet so that they can focus their attention on running their business instead of managing multiple SEM and SEO campaigns; and

•	convert our advertiser base predominantly to performance-based advertising so that we:

•	provide our advertisers with greater transparency with regard to their return on investment; and

•	increase direct traffic to our sites from consumers previously referred by third-party websites, such as Google and Yahoo!, with whom we have distribution agreement.

Implement best sales and marketing strategies

Our sales training process will continue to serve as the catalyst and foundation for sales performance and employee retention through four core strategies:

•	recruiting talent — we will continue to aggressively recruit and attract sales talent in our markets;

•	sales trainer talent — only our sales elite are selected to join the training team to teach proven skills, habits and cultures to our sales professionals;

•	accelerated training practices — we will continue to accelerate training practices through tested performance based on classroom and field sales training curriculum; and

•	leadership/management development — we are committed to developing talented leaders and managers.

We believe that a bifurcated marketing process comprised of both centralized and decentralized strategies best suits our needs. Our marketing group creates marketing investment plans, or MIPs, that provide detailed information regarding a particular market. MIPs are put in place prior to the start of the annual marketing campaign in many of our largest markets. The purpose of the MIPs is to provide the marketing and sales teams with a locally based market plan to improve results in their markets.

Significant business developments

Acquisition

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network, for a disclosed amount of $345.0 million. The purchase price determined in accordance GAAP was $334.4 million and excludes certain items such as the value of unvested equity awards, which will be recorded as compensation expense over their vesting period. The purpose of the Business.com Acquisition was to expand our existing interactive portfolio by adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network. Business.com also provides the established business-to-business online properties of Business.com, Work.com and the Business.com Advertising Network. We expect to adopt the Business.com technology platform to serve our existing advertiser base at our DexKnows.com Internet Yellow Pages site. Business.com now operates as a direct, wholly-owned subsidiary of RHD. The results of Business.com have been included in our consolidated results commencing August 23, 2007.

2008 Debt refinancing

We have recently undertaken certain refinancing activities. These refinancing activities include the RHDI exchange offers pursuant to which RHDI issued the RHDI notes for a portion of our outstanding 6.875% senior notes, 6.875% series A-1 senior discount notes, 6.875% series A-2 senior discount notes, 8.875% series A-3 senior notes and 8.875% series A-4 senior notes. Upon settlement of the RHDI exchange offers, RHDI issued approximately $412.9 million of RHDI notes in exchange for approximately $47.7 million of 6.875% senior notes, approximately $31.2 million of series A-1 senior discount notes, approximately $99.5 million of series A-2 senior discount notes, approximately $151.2 million of series A-3 senior notes and approximately $264.7 million of series A-4 senior notes. The RHDI notes are guaranteed by RHD and by RHDI’s subsidiaries.

On June 6, 2008, we amended the RHDI credit facility to, among other things, amend the indebtedness and restricted payment covenants to allow for the issuance of the RHDI notes and related guarantees pursuant to the RHDI exchange offers, as well as modifications to pricing and financial covenants. In addition, RHDI extended, as part of the amendment, the maturity date of $100.0 million of its revolver to June 2011.

On June 6, 2008, the Dex Media West credit facility was refinanced. The new Dex Media West credit facility consists of a $130.0 million tranche A term loan maturing October 2013, a $950.0 million tranche B term loan maturing October 2014 and a $90.0 million revolving credit facility maturing October 2013; provided, however, that in each case, if $250.0 million of senior subordinated notes of Dex Media West are outstanding, then the term loans and revolver will be due three months prior to the maturity of such senior subordinated notes. In addition, the Dex Media West credit facility includes a $400.0 million uncommitted incremental facility under which borrowings may be incurred as additional revolving loans or additional term loans, provided that no more than $200.0 million of the proceeds of the incremental facility may be used for purposes other than refinancing certain outstanding debt of Dex Media West. The borrowings under the new Dex Media West credit facility were used to repay the existing borrowings under the Dex Media West credit facility and pay related fees and expenses incurred in connection therewith.

We will incur additional interest expense in connection with these refinancings.

2007 Debt refinancing

On October 2, 2007, we issued $1.0 billion aggregate principal amount of the notes. Proceeds from this issuance were (a) used to repay a $328 million RHD credit facility used to fund the Business.com Acquisition, (b) contributed to RHDI in order to provide funding for the tender offer and consent solicitation of the RHDI senior subordinated notes and (c) used to pay related fees and expenses and for other general corporate purposes. On October 17, 2007, we issued an additional $500 million of the notes. Proceeds from this issuance were (a) transferred to Dex Media East in order to repay $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, (b) contributed to RHDI in order to repay $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2 under the RHDI credit facility, respectively, and (c) used to pay related fees and expenses.

In October 2007, under the terms and conditions of a tender offer and consent solicitation to purchase the RHDI senior subordinated notes commenced by RHDI on September 18, 2007, $599.9 million, or 99.9%, of the outstanding RHDI senior subordinated notes were repurchased. In December 2007, the remaining $0.1 million of RHDI senior subordinated notes were redeemed.

On October 24, 2007, we replaced the former Dex Media East credit facility with a new Dex Media East credit facility, consisting of a $700.0 million aggregate principal amount Term Loan A facility, a $400.0 million aggregate principal amount Term Loan B facility, a $100.0 million aggregate principal amount revolving loan facility and a $200.0 million aggregate principal amount uncommitted incremental facility, in which Dex Media East would have the right, subject to obtaining commitments for such incremental loans, on one or more occasions to increase the Term Loan A, Term Loan B or the revolving loan facility by such amount. Proceeds from the new Dex Media East credit facility were used on October 24, 2007 to repay the remaining $56.5 million and $139.7 million of Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, and $32.5 million under the former Dex Media East revolving credit facility. Proceeds from the new Dex Media East credit facility were also used on November 26, 2007 to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% senior notes due 2009 and $341.3 million of Dex Media East’s outstanding 12.125% senior subordinated notes due 2012.

In December 2007, we redeemed the remaining RHDI senior notes.

See Note 5, “Long-Term Debt, Credit Facilities and Notes,” of the notes to the consolidated financial statements included herein for additional information regarding these refinancing transactions.

Share repurchases

In November 2007, our Board of Directors authorized the Repurchase Plan. This authorization permits us to purchase $100.0 million of our shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 or through block trades or otherwise over the following twelve months, based on market conditions and other factors, which purchases may be made or suspended at any time. In accordance with the Repurchase Plan, we repurchased 2.5 million shares at a cost of $95.7 million during December 2007.

Historical overview

Beginning in 2003, we completed several acquisitions to be become one of the largest Yellow Pages and online local commercial search companies in the United States, based on revenue. These acquisitions are summarized below. The operating results from each acquisition have been included in our consolidated operating results commencing on the date each acquisition was completed. See Note 2, “Summary of Significant Accounting Policies — Identifiable Intangible Assets and Goodwill” and Note 3, “Acquisitions,” of the notes to the consolidated financial statements include herein for additional information regarding these acquisitions.

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network.

On September 6, 2006, we acquired Local Launch, a local search products, platform and fulfillment provider. During the years ended December 31, 2007 and 2006, the Local Launch business operated as a direct wholly-owned subsidiary of RHD. Effective January 1, 2008, Local Launch was merged with and into Business.com. The products and services provided by Local Launch will continue to be offered to our advertisers through Business.com and the Local Launch brand and logo will continue to be utilized for our Internet marketing offerings.

On January 31, 2006, we acquired Dex Media, the exclusive publisher of the “official” yellow pages and white pages directories for Qwest where Qwest was the primary ILEC in November 2002. Dex Media is the indirect parent of Dex Media East and Dex Media West. Dex Media East operates our directory business in the following states: Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota. Dex Media West operates our directory business in the following states: Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming. The Dex Media Business now operates through Dex Media, one of RHD’s direct, wholly-owned subsidiaries.

On September 1, 2004, we completed the acquisition of the AT&T Directory Business of AT&T in Illinois and Northwest Indiana, including AT&T’s interest in DonTech, a 50/50 general partnership between us and AT&T. As a result of the AT&T Directory Acquisition, we became the publisher of AT&T branded yellow pages in Illinois and Northwest Indiana. The acquired AT&T Directory Business now operates as R. H. Donnelley Publishing and Advertising of Illinois Partnership, one of our indirect, wholly-owned subsidiaries.

On January 3, 2003, we completed the acquisition of the Embarq Directory Business of Sprint by acquiring all the outstanding capital stock of the various entities comprising Sprint Publishing and Advertising. As a result, we are the publisher of Embarq branded yellow pages directories in 18 states including Nevada and Florida. The Embarq Directory Business now operates as R.H. Donnelley Publishing and Advertising, Inc., one of our indirect, wholly-owned subsidiaries.

The purposes of our acquisitions included the following:

•	Building RHD into a leading publisher of yellow pages directories and provider of online commercial search services;

•	Adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network;

•	Enhancing our local Internet marketing capabilities and offerings.

These acquisitions were accounted for as purchase business combinations and the purchase price for each acquisition was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on each acquisition date. See “Management’s discussion and analysis of financial condition and results of operations” for more information regarding the financing and financial implications of these acquisitions.

Prior to the Dex Media merger, we were the sixth largest print directory publisher in the United States, producing 384 directories in 19 states with an annual distribution of more than 28 million directories. Previously, all of our operations were conducted through RHDI, which was then our only direct wholly-owned subsidiary. Our advertiser base included approximately 260,000 local and national advertisers with local businesses representing approximately 85% of gross revenues. Our directory coverage areas included a number of states with attractive demographics and rapidly growing populations, including Florida, Nevada, North Carolina and Virginia, as well as Illinois, including the large metropolitan area of Chicago.

Prior to the Embarq Directory Acquisition in January 2003, we were one of the largest independent sales agents and pre-press vendors for yellow pages advertising in the United States. Commencing in 2003 following the Embarq Directory Acquisition, our operating and financial results reflected our yellow pages publishing business, rather than our former business as a sales agent and pre-press vendor for yellow pages advertising on behalf of other publishers. As a publisher, we report the full value of advertising sales and certain direct costs under the deferral and amortization method. DonTech’s business remained unchanged following the Embarq Directory Acquisition, but our investment in DonTech was eliminated in connection with the AT&T Directory Acquisition on September 1, 2004. During 2003 and in 2004 until the AT&T Directory Acquisition, we continued to earn revenue from pre-press publishing and other ancillary services related to the AT&T Directory Business and we continued to report partnership income from our investment in DonTech. As a result of the AT&T Directory Acquisition, AT&T ceased paying us revenue participation income, we began consolidating all net profits from DonTech and our DonTech partnership investment was eliminated. Consequently, partnership income was no longer reported commencing September 1, 2004 and accordingly, the previously reported DonTech operating segment was no longer applicable.

Segment reporting

Management reviews and analyzes its business of providing local commercial search products and solutions, including publishing yellow pages directories, as one operating segment. See Note 13, “Business Segments” of the notes to the consolidated financial statements included herein for additional information.

Business overview

During 2007, we published and distributed print directories that provide comprehensive local information to consumers, enabling them to efficiently search for and find products and services offered by local businesses. Our print advertising continues to offer a strong return for advertisers, as ready to buy consumers across the United States referred to the Yellow Pages approximately 13.4 billion times in 2006 according to the YPA Industry Usage Study, resulting in a high conversion of advertising impressions to actual transactions for our customers. Our advertising customers enjoy this demonstrated value as they receive a large volume of qualified leads from ready to buy consumers. Consumers value our advertising products and services as they can access comprehensive, up-to-date information for what they want to buy.

The directional advertising we provide with our print products is complemented with our online products and services through our Triple Play service offering. Our Triple Play integrated marketing solutions suite encompasses an increasing number of tools consumers use to find businesses that sell the products and services they need: print Yellow Pages directories, our proprietary DexKnows.com search site and the rest of the Internet via Dex Search Marketing® tools. Our online products and services provide merchants with additional methods to connect with consumers and businesses who are actively seeking to purchase products and services using the Internet.

Products and services

In every market that we serve, we offer an integrated solution of print and online products and services.

Print products

We publish both a white pages section and a yellow pages section in our print directory products. Whenever practicable, we combine the two sections into one directory. In large markets where it is impractical to combine the two sections into one volume, separate stand-alone white and yellow pages print directories are normally published at about the same time.

These directories are designed to meet the advertising needs of local and national businesses and the informational needs of local consumers. The diversity of advertising options available enables us to create customized advertising programs that are responsive to specific advertiser needs and financial resources. The yellow pages and white pages print directories are also efficient sources of information for consumers, featuring a comprehensive list of businesses in the local market that are conveniently organized under thousands of directory headings.

We have three primary types of printed directories: core directories, community directories and Plus companion directories. Core directories generally cover large population or regional areas, whereas community directories typically focus on a sub-section of the areas addressed by corresponding core directories. The Plus companion directory is a small format directory used in addition to the core and community directories. It is complementary to the core directory, with replicated advertising from the core directory available for an additional charge. These print directory advertising products can be broken down into three basic categories: Yellow Pages, White Pages and Specialty/Awareness Products. Additionally, we offer Hispanic yellow pages in select markets, either on a standalone basis or as a separate section in the core or community directory.

Yellow pages

We offer businesses a basic listing at no charge in the relevant edition of our yellow pages directories. This listing includes the name, address and telephone number of the business and is included in alphabetical order in the relevant classification.

A range of paid advertising options is available in our yellow pages directories, as set forth below:

•	Listing options — Advertisers may enhance their complimentary listing in several ways. They may pay to have a listing highlighted or set in a bolder typeface, both of which increase the visibility of the listing. Advertisers may also purchase extra lines of text to convey information, such as hours of operation or a more detailed description of their business.

•	In-column advertising options — For greater prominence on a page, an advertiser may expand a basic alphabetical listing by purchasing advertising space in the column in which the listing appears. The cost of in-column advertising depends on the size and type of the advertisement purchased. In-column advertisements may include such features as bolding, special fonts, color, trademarks and graphics.

•	Display advertising options — A display advertisement allows businesses to include a wide range of information, illustrations, photographs and logos. The cost of display advertisements depends on the size and type of the advertisement purchased and the market. Display advertisements are placed usually at the front of a classification, and are ordered first by size and then by advertiser seniority. This process of ordering provides a strong incentive for advertisers to renew their advertising purchases from year to year and to increase the size of their advertisements to ensure that their advertisements continue to receive priority placement. Display advertisements range in size from a quarter column to as large as two pages, referred to as a “double truck” advertisement. Display advertisers are offered various levels of color including spot-four color, enhanced color, process photo and high-impact.

White pages

State public utilities commissions require the local exchange carriers, or LEC, affiliated with us, Qwest, Embarq and AT&T, to produce white pages directories to serve their local service areas. Through the publishing agreements held by us separately with Qwest, Embarq and AT&T, the LECs have contracted with us to publish these directories for decades to come. Our publishing agreements with Qwest and Embarq each run through 2052 and our publishing agreement with AT&T runs through 2054. By virtue of these agreements, we provide a white pages listing to every residence and business in a given area that sets forth the name, address and phone number of each residence or business unless they have requested not to be listed.

Advertising options in white pages include bolding and highlighting for added visibility, extra lines for the inclusion of supplemental information and in-column and display advertisements. In certain cases, the relevant LEC can sell various forms of enhanced white pages listings.

Specialty/Awareness products

In addition to these primary products, we offer “awareness products” which allow businesses to advertise in a variety of high-visibility locations on or in a directory. Each directory has a limited inventory of awareness products, which provide high value to advertisers and are priced at a premium to in-column and display advertisements. Awareness products include placement of customers advertising on the inside and outside of the front and back cover, on tabs within the directory, on the edges of the directory, on delivery bags and on card stock inserted in the directory and delivery bags.

Online products and services

The Internet continues to emerge as an attractive medium for advertisers. Internet Yellow Pages references have increased as a percentage of Yellow Pages references from 7% in 2003 to 14% in 2007, according to The Kelsey Group. Additionally, online Yellow Pages marketing is expected to grow at a compounded average growth rate of 24% from 2007 to 2012, according to The Kelsey Group.

To address this emerging trend, we complement our print directory portfolio with the following online products and services:

•	Internet Yellow Pages — “DexKnows.com”;

•	Internet marketing — “Dex Search Marketing”;

•	Business Search Engine and directory and performance based advertising — “Business.com,” “Work.com” and the “Business.com Advertising Network.”

DexKnows.com

During 2007, we consolidated all of our IYP platforms onto DexKnows.com to both generate scale efficiencies as well as provide a consistent solution across our markets. Advertisers’ content is placed on the DexKnows.com platform through basic text listings and business profiles and through sales of a variety of Internet products, including enhanced business profiles, e-mail links, website link and video advertisements. In many cases, print advertisers’ content is largely replicated to DexKnows.com. In some of our markets, advertisers are able to purchase priority inclusion products that include fully featured listings and provide the opportunity to be ranked closer to the top of search results pages.

We purchase information from other national databases to enhance in-region listings and supply out-of-region listings (although these out-of-region listings are not as comprehensive as our in-region information). DexKnows.com includes approximately 16 million business listings and more than 140 million residential listings from across the United States. DexKnows.com was the number one IYP site within the Qwest 14-state region for the past 15 quarters, as measured by comScore, a market research firm.

DexKnows.com allows the user to search based on a category, business name, or set of keyword terms within a geographic region. In addition, DexKnows.com providers users with the ability to refine their searches using criteria that include such things as specific product and brand names, hours of operation, payment options and locations.

In June 2007, we introduced the next-generation DexKnows.com destination site in the Qwest markets. The new site provides a more relevant search experience for consumers, plus features such as draggable maps and map-based search, comparison shopping, user-generated itineraries for multi-stop shopping and personal contact lists to help consumers build personalized online yellow pages. The site has undergone continuous refinements and enhancements, including the introduction of user generated content, such as business ratings and reviews, and this new site serves as the foundation for a common IYP site across all of our markets.

In connection with the Dex Media merger, we acquired certain content agreements and distribution agreements with various search engines, portals and local community destination websites. These agreements are intended to provide additional distribution of advertising content, thereby enhancing the value proposition offered to advertisers. In addition, in August 2007 we announced an expanded distribution agreement with Yahoo!® in which Qwest region advertisers will benefit from inclusion within the following Yahoo! Local and Yahoo! Yellow Pages advertising products:

•	Featured Listings — sponsored listings with guaranteed placement on the first or second results pages for broader exposure in a specific geography or category.

•	Enhanced Listings — sponsored listings that offer the ability to add a detailed description of their business, photos, a tagline and coupons to create greater online visibility for businesses and enhance their appearance within organic results.

•	Yahoo! Maps Business Listings — sponsored listings within the context of a map-based view.

•	Yahoo! Yellow Pages — DexKnows.com advertisers are given a presence in the search results for Yahoo! Yellow Pages search.

Dex Search Marketing

In September 2006, we acquired Local Launch, a local search products, platform and fulfillment provider. Local Launch serves as the foundation for Dex Search Marketing, a new business unit within RHD Interactive, which includes all of our Internet marketing services, that is focused exclusively on the delivery of local advertisements through Internet marketing across multiple local search directories and major search engines such as Google, Yahoo, and MSN. Products and services offered by Dex Search Marketing support the expansion of our current local Internet marketing offerings and provide new, innovative solutions to enhance our local Internet marketing capabilities. We began rolling out Dex Search Marketing products in the AT&T Illinois footprint in late March 2007 and completed the roll out to our entire footprint in October 2007.

Dex Search Marketing provides a comprehensive approach to serving the Internet marketing needs of small businesses through four major product and service elements:

•	Storefront Profile — constructs a simple but content rich presence on the web for the advertiser that is highly optimized to rank well within the organic portion of search engine results pages.

•	Distribution — provides the advertiser’s information and business information to multiple local search platforms including Yahoo! Local, Google Local, and Local.com.

•	Paid Search — develops, deploys and manages effective search marketing campaigns across major search platforms, such as Google and Yahoo!, on behalf of the advertiser.

•	Reporting — provides transparent, real-time results, such as click and call activity that occurs on the advertiser’s Storefront Profile.

Effective January 1, 2008, Local Launch was merged with and into Business.com. The products and services provided by Local Launch will continue to be offered to our advertisers through Business.com and the Local Launch brand and logo will continue to be utilized for our Internet marketing offerings.

As we acquired certain businesses at various times, our online product and service offerings are at different stages of implementation based on the geographic region of the acquired businesses. Various differences of our service offering by region are noted below.

Qwest

Throughout the Dex Media states, we have assumed distribution agreements with various local community websites to make the structured database of content available to local users of those websites. These agreements provide us with access to important channels to enhance our distribution network on behalf of our advertisers. This enhanced distribution typically leads to increased usage among consumers and greater value and return on investment for our advertisers.

Sales of Internet marketing services continued in 2007 in our Qwest markets with a focus on migrating the product from the former Dex Web Clicks, which involved guaranteed clicks packages, to the Local Launch product, which involves value-based packages. This Internet marketing product has been designed as an affordable solution for SMEs and allows advertisers to participate in auction-based, paid search Internet advertising across multiple search engines and portals at fixed monthly prices. In addition, it provides advertisers with a projected number of references, or “clicks,” to their website or storefront profile landing page over the contract term. In addition, our Internet marketing program offers website design and hosting services to advertisers, in the event they do not have an existing website. A network of search engines and portals provides the infrastructure for the provisioning of online references.

AT&T and Embarq

During the latter part of 2007, we incorporated all of our AT&T and Embarq listings and advertiser content onto DexKnows.com, which is now RHD’s uniform IYP platform across its entire footprint. Prior to this change, our Internet-based directory product in the AT&T and Embarq footprints was an online version of the print product rather than a local destination search site. We offer a suite of Internet-based directory services targeted at specific geographies. We expect to retire legacy AT&T and Embarq IYP sites by the end of 2008.

During 2007, RHD’s chicagolandyp.com (and similar URLs in Illinois and Northwest Indiana) and bestredyp.com sites allowed users to search deep into the content of local yellow pages advertisements to return more relevant results for their local directional searches. For each of the online directory sites, we provide a city portal with information about the targeted market, along with electronic versions of the white pages and yellow pages directories. In addition, each site provides users with national yellow pages and white pages search capability, allowing users to conduct searches for content outside of our footprint.

In 2006, we introduced RHD branded Internet marketing products into markets across the AT&T and Embarq footprints. In these markets, RHD used several different Internet marketing business models in order to determine which model would serve customers most effectively for the long term. We determined that Local Launch value-based Internet marketing services best met customers’ needs for Internet marketing services and was our primary product for SMEs in 2007.

During 2007, we have continued to sell products associated with our 2004 reseller agreement with AT&T, which expires in 2009, onto the YellowPages.com platform. This agreement grants us the (a) exclusive right to sell to local advertisers within Illinois and Northwest Indiana Internet Yellow Pages advertising focused upon products and services to be offered within that territory, and (b) non-exclusive right to sell to local (excluding National advertisers) advertisers within Illinois and Northwest Indiana Internet Yellow Pages advertising focused upon products and services to be offered outside of that territory, in each case, onto the YellowPages.com platform.

Business.com

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising, or PBA, network. Under the PBA model, advertisers effectively bid on a cost-per-click basis against other advertisers for priority placement within search results. The Business.com PBA platform enables this by providing for flexible advertising provisioning and bid management capabilities. In addition, its PBA technology also incorporates a yield management system to allow us to let demand, in this case the price, and performance, which is the click-through rate, determine advertising display, thus increasing our financial gain while promoting search relevancy.

Through this transaction, we added to our existing interactive portfolio a rapidly growing and profitable business-to-business company, with online properties that include Business.com, Work.com and the Business.com Advertising Network. The Business.com Advertising Network serves advertising on non-proprietary websites such as Businessweek.com, Forbes.com and AllBusiness.com, and shares advertiser revenue with third-party sites for qualified clicks each time a visitor clicks on our advertisers’ listings. This network provides a way for media buyers of various types to coordinate advertising campaigns across various sites in an efficient manner. The Business.com and Work.com properties attract an audience of highly qualified and motivated business decision makers. Business.com increases the revenues from these properties through the use of its PBA platform.

Business cycle overview

Our print directories usually have a 12-month directory cycle period. A publication process generally takes 15 to 20 months from the beginning of the sales cycle to the end of a directory’s life and the sales stage closes approximately 70 days prior to publication. Consistent with our print directories, our online products and services usually have a 12-month cycle period.

Sales

Our print and online local marketing consultant team is comprised of approximately 1,900 members.

We assign our print and online customers among premise local marketing consultants and telephone local marketing consultants based on a careful assessment of a customer’s expected advertising expenditures. This practice allows us to deploy our local marketing consultants in an effective manner. Our local marketing consultants are decentralized and locally based, operating throughout the country in local service areas. Management believes that our local marketing consultants facilitate the establishment of personal, long-term relationships with local print and online advertisers that are necessary to maintain a high rate of customer renewal.

The local print and online sales channel is divided into three sales sub-channels: premise sales, telephone sales and locally centralized sales.

Premise local marketing consultants — conduct sales meetings face to face at customers’ business locations and typically handle higher dollar and more complex accounts.

Telephone local marketing consultants — handle lower dollar value accounts and conduct their sales over the phone.

Locally centralized sales — includes multiple types of sales efforts, including centralized local marketing consultants, prospector local marketing consultants and a letter renewal effort. These sales mechanisms are used to contact non-advertisers or very low dollar value customers that in many cases have renewed their account for the same product for several years. Some of these centralized efforts are also focused on initiatives to recover former customers.

Management believes that formal training is important to maintaining a highly productive sales force. Our local marketing consultants undergo ongoing training, with new local marketing consultants receiving approximately eight weeks of training in their first year, including classroom training on sales techniques, product portfolio, customer care and administration, standards and ethics. Following classroom training, they are accompanied on sales calls by experienced local marketing consultants for further training. Our commitment to developing best sales practices across RHD are intended to ensure that our local marketing consultants are able to give advertisers high-quality service and advice on appropriate advertising products and services.

In addition to our locally based marketing consultants, we utilize a separate sales channel to serve our national advertisers. In 2007, national advertisers accounted for about 15% of revenue. National advertisers are typically national or large regional chains such as rental car companies, insurance companies and pizza businesses that purchase advertisements in many yellow pages directories in multiple geographic regions. In order to sell to national advertisers, we contract with third party CMRs. CMRs design and create advertisements for national companies and place those advertisements in relevant yellow pages directories nationwide. Some CMRs are departments of general advertising agencies, while others are specialized agencies that focus solely on directory advertising. The national advertiser pays the CMR, which then pays us after deducting its commission. We accept orders from approximately 160 CMRs and employ approximately 30 associates to manage our selling efforts to national customers and our CMR relationships.

Marketing

Our print and online sales and marketing processes are closely related and managed in an integrated manner. We believe that our marketing process, composed of both centralized and decentralized strategies and responsibilities, best suits our needs.

Our marketing process includes the functions of market management, product development and management, market research, pricing, advertising and public relations. The market management function is decentralized and coordinates with local sales management to develop market plans and products that address the needs of individual local markets. The other marketing functions are centralized and provide support to all markets as needed. RHD promotes its value through advertising campaigns that are targeted to both advertisers and consumers. Our advertising is managed by specific market and includes television, radio, newspaper and outdoor advertising placements.

Publishing and information services

Pre-press publishing activities include canvass and assignment preparation, sales order processing, graphics and ad composition, contract processing, white and yellow pages processing, database management and pagination. We provide comprehensive tools and information to effectively conduct sales and marketing planning, sales management, sales compensation and customer service activities. Once an individual sales campaign is complete and final advertisements have been produced, white and yellow pages are paginated, proofed and prepared for printing. Most of these functions are accomplished through an Amdocs® publishing system, a leading industry system considered to be the standard.

Printing and distribution

Our directories are printed through our long-standing relationship with printing vendor R.R. Donnelley, as well as with Quebecor. Although RHD and R.R. Donnelley share a common heritage, there is presently no other common ownership or business affiliation between us. In general, R.R. Donnelley prints all AT&T and Embarq directories and larger, higher-circulation Qwest directories, whereas Quebecor prints Qwest directories that are smaller and have a more limited circulation. Our agreements with R.R. Donnelley and Quebecor for the printing of all of our directories extend through 2014.

The physical delivery of directories is facilitated through several outsourcing relationships. Delivery methods utilized to distribute directories to consumers are selected based on factors such as cost, quality, geography and market need. Primary delivery methods include U.S. Postal Service and hand delivery. We have contracts with three companies for the distribution of our directories. These contracts are scheduled to expire at various times from May 2009 through May 2010. Occasionally, we use United Parcel Service or other types of expedited delivery methods. Frequently, a combination of these methods is required to meet the needs of the marketplace.

Printing, paper and distribution costs represented approximately 10.4% of our net revenue for the year ended December 31, 2007.

Credit, collections and bad debt expense

Since most of our print and online products and services have 12-month cycles and most advertising customers are billed over the course of that 12-month period, we effectively extend credit to our customers.

Many of these customers are small and medium-sized businesses with default rates that usually exceed those of larger companies. Our policies toward the extension of credit and collection activities are market specific and designed to manage the expected level of bad debt while accommodating reasonable sales growth.

Local print and online advertising customers spending above identified levels as determined appropriate by management for a particular market may be subject to a credit review that includes, among other criteria, evaluation of credit or payment history with us, third party credit scoring, credit checks with other vendors along with consideration of credit risks associated with particular headings. Where appropriate, advance payments (in whole or in part) and/or personal guarantees from business owners may be required.

Beyond efforts to assess credit risk prior to extending credit to advertising customers, we employ well-developed collection strategies utilizing an integrated system of internal, external and automated means to engage customers concerning payment obligations.

Fees for national customers are generally billed upon publication of each issue of the directory in which the advertising is placed by CMRs. Because we do not usually enter into contracts with national advertisers directly, we are subject to the credit risk of CMRs on sales to those advertisers, to the extent we do not receive fees in advance. We have historically experienced favorable credit experience with CMRs.

Competition

The U.S. directory advertising industry is highly competitive and we operate in our markets with significant competition. In nearly all markets, we compete with one or more yellow pages directory publishers, which are predominantly independent publishers, such as Yellow Book, the U.S. business of Yell Group Ltd., and White Directory Publishing Inc. In the past, many of these independent publishers were small, undercapitalized companies that had minimal impact on our business. However, over the past five years, Yellow Book and several other regional competitors have become far more aggressive and have grown their businesses dramatically, both through acquisition and expansion into new markets. We compete with Yellow Book in the majority of our markets. In some markets, we also compete with other incumbent publishers, such as Idearc, the directory business formerly affiliated with Verizon Communications Inc., and AT&T, including the former Bell South Publishing and Advertising business recently acquired by AT&T, in overlapping and adjacent markets.

We believe that in markets where there were already two or more competitors, new publications from independents have a greater impact on other publishers than on us. This is primarily due to the fact that virtually all independents compete on price. With a differentiated strategy designed to provide the highest value to advertisers, we tend to be less affected by the incremental fragmentation of price sensitive advertisers resulting from new independent entry, but no assurance can be given that will continue to be the case in the future.

We also compete with other types of media, including television broadcasting, newspaper, radio, direct mail, search engines, Internet yellow pages and emerging technologies.

We believe that advertiser preference for directory advertising is due to its relatively low cost, broad demographic and geographic distribution and high consumer usage rates. Also, while overall advertising tends to track a local economy’s business cycle, directory advertising historically tends to be more stable and does not fluctuate as widely with economic cycles due to this preference by small to medium-sized businesses. Given the mature state of the directory advertising industry and our position in most of our markets, most independent competitors are focused on aggressive pricing to gain market share. Others focus on niche opportunities such as community or ethnic directories. Our Plus companion directories have proven capable of recapturing and even growing usage share in highly competitive markets. Moreover, we believe the preference for directory advertising by consumers is its directional and permission-based nature, ease of use and its broad coverage of relevant businesses in the local markets. Directory advertising is attractive because consumers view directories as a free, comprehensive, non-intrusive single source of locally relevant information.

The Internet has also emerged as an attractive medium for advertisers. Historically, advertising on the Internet represented only a small part of the total U.S. advertising market, however as the Internet grows and high-speed Internet access becomes more mainstream, it has increasingly become prevalent as an advertising medium. Most major yellow pages publishers operate an Internet-based directory business. Overall references to print yellow pages directories in the United States have gradually declined from 2002 through 2006. We believe this decline was primarily a result of increased usage of Internet-based directory products, particularly in business-to-business and retail categories, as well as the proliferation of very large retail stores for which consumers and businesses may not reference the yellow pages. We believe this decline was also a result of demographic shifts among consumers, particularly the increase of households in which English was not the primary language spoken. We believe that over the next several years, references to print yellow pages directories may continue to gradually decline as users may increasingly turn to digital and interactive media delivery devices for local commercial search information. We expect overall directory usage to grow, largely due to growth of Internet directory usage.

Directory publishers, including us, have increasingly sold online advertising with their traditional print offerings in an attempt to increase advertiser value, increase customer retention and enhance total usage. We compete through our IYP sites with the Internet yellow pages directories of independent and other incumbent directory publishers, and with other internet sites, including those available through wireless applications, that provide classified directory information, such as YellowPages.com, Switchboard.com, Superpages.com and Citysearch.com, and with search engines and portals, such as Yahoo!®, Google®, MSN® and others. We compete with all of these online competitors based on value, local relevance and features. We also partner with some of these online businesses where it makes strategic sense to do so to expand the reach of our advertisers to a broad online consumer base.

The yellow pages directory advertising business is subject to changes arising from developments in technology, including information distribution methods and users’ preferences. The use of the Internet and wireless devices by consumers as a means to transact commerce may result in new technologies being developed and services being provided that could compete with our traditional products and services. National search companies such as Google and Yahoo! are focusing and placing a high priority on local commercial search initiatives. Our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, to incorporate the latest technological advances and accommodate changing user preferences, including the use of the Internet and wireless devices. We believe RHD is well positioned against emerging competition due to our deep local content, existing advertiser relationships, our extensive local sales force, and our ability to offer our customers complete directional advertising solutions including print directories, online directories, and Internet marketing services.

Raw materials

Our principal raw material is paper. It is one of our largest cost items, representing approximately 3.9% of our net revenue for the year ended December 31, 2007. Paper used is supplied by five paper suppliers: CellMark, Kruger, Abitibi, Nippon and Catalyst. Our agreements with CellMark, Kruger, Catalyst and Abitibi expire on December 31, 2008 and our agreement with Nippon expires on December 31, 2009. Pursuant to the contracts with CellMark, Abitibi and Kruger, the price of the paper was set at inception of the contract and increases at various dates during the term of the agreement. Should the market price of the paper drop below the set prices under that contract, both parties are obligated to negotiate in good faith a lower paper price. Prices under the contracts with Nippon and Catalyst are negotiated each year based on prevailing market rates. Furthermore, we purchase paper used for the covers of our directories from Tembec. Pursuant to an agreement between Tembec and us, Tembec is obligated to provide 100% of our annual cover stock paper requirements at a pre-negotiated price by weight. This agreement expires on December 31, 2009. We cannot assure you that we will enter into new agreements with satisfactory terms or at all.

Intellectual property

We own and control confidential information as well as a number of trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights that, in the aggregate, are of material importance to our business. We believe that “Donnelley,” “Dex,” “Business.com,” “Work.com,” “Local

Launch!,” “Triple Play,” “DexKnows.com” and “Dex Search Marketing” and related names, marks and logos are, in the aggregate, material to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us.

We are the exclusive official directory publisher of listings and classified advertisements for Qwest (and its successors) telephone customers in the geographic areas in the Dex Media states in which Qwest provided local telephone service as of November 8, 2002 (subject to limited extensions), as well as having the exclusive right to use certain Qwest branding on directories in those markets. In addition, Qwest assigned and/or licensed to us certain intellectual property used in the Qwest directory business prior to November 8, 2002. These rights generally expire in 2052.

We have the exclusive license to produce, publish and distribute directories for Embarq (and its successors) in the markets where Sprint provided local telephone service as of September 21, 2002 (subject to limited extensions), as well as the exclusive license to use Embarq’s name and logo on directories in those markets. These rights generally expire in 2052.

We have the exclusive license to provide yellow pages directory services for AT&T (and its successors) and to produce, publish and distribute white pages directories on behalf of AT&T in Illinois and Northwest Indiana, as well as the exclusive right to use the AT&T brand and logo on print directories in that territory. These rights generally expire in 2054.

We own the Local Launch brand and logo and certain core technology developed by Local Launch, which has been deployed for our IYP and Internet marketing online services.

The acquisition of Business.com provides us with a leading business-to-business online property supplemented with the attractive Work.com expert- and user-generated content site. We have begun integration of certain elements of Business.com’s technology with DexKnows.com to:

•	improve the consumer experience on DexKnows.com;

•	implement PBA on DexKnows.com; and

•	implement an advertising network for DexKnows.com.

We believe that leveraging Business.com’s existing technology platform will accelerate our time to market for these three areas by 12 to 15 months.

Under license agreements for subscriber listings and directory delivery lists, each of Qwest, Embarq and AT&T have granted to us a non-exclusive, non-transferable restricted license of listing and delivery information for persons and businesses that order and/or receive local exchange telephone services in the relevant service areas at the prices set forth in the respective agreements. Generally, we may use the listing information solely for publishing directories (in any format) and the delivery information solely for delivering directories, although in the case of Qwest, we may also resell the information to third parties solely for direct marketing activities, database marketing, telemarketing, market analysis purposes and internal marketing purposes, and use it ourselves in direct marketing activities undertaken on behalf of third parties. The term of these license agreements are generally consistent with the term of the respective publishing agreements described above.

Although we do not consider any individual trademark or other intellectual property to be material to our operations, we believe that, taken as a whole, the licenses, marks and other intellectual property rights that we acquired in conjunction with the Dex Media merger, Embarq Directory Acquisition, AT&T Directory Acquisition, Local Launch Acquisition and Business.com Acquisition are material to our business. We consider our trademarks, service marks, databases, software and other intellectual property to be proprietary, and we rely on a combination of copyright, trademark, trade secret, non-disclosure and contract safeguards for protection. We also benefit from the use of the phrase “yellow pages” and the walking fingers logo, both of which we believe to be in the public domain in the United States.

Employees

As of June 2, 2008, we have approximately 4,400 employees of which approximately 1,500 are represented by labor unions covered by two collective bargaining agreements with Dex Media in the Qwest States. We consider relations with our employees to be good. The unionized employees are represented by either the IBEW, which represents approximately 500 of the unionized workforce, or the CWA, which represents approximately 1,000 of the unionized workforce. Dex Media’s collective bargaining agreement with the IBEW expires in May 2009 and Dex Media’s collective bargaining agreement with the CWA expires in October 2009. We consider our relationship with both unions to be good.

Properties

The following table details the location and general character of the material properties used by us to conduct our business:

	Approximate Square		Lease
Property Location	Footage	Purpose	Expiration

Aurora, CO(1)(3)	200,000	Sales and Operations	2008
Englewood, CO(1)(4)	161,000	Sales and Administration	2008
Cary, NC	122,000	Corporate Headquarters	2015
Omaha, NE(1)	103,000	Sales and Operations	2010
Chicago, IL(2)	100,000	Sales and Operations	2012
Phoenix, AZ(1)	58,000	Sales and Operations	2017
Morrisville, NC(2)	55,000	Pre-Press Publishing	2011
Maple Grove, MN(1)	53,000	Sales and Operations	2017
Overland Park, KS(2)	52,000	Sales and Operations	2009
Beaverton, OR(1)	44,000	Sales and Operations	2016
Bellevue, WA(1)	42,000	Sales and Operations	2018
Bristol, TN(2)	25,000	Graphics Operations	Owned
Murray, UT(1)	25,000	Sales and Operations	2009
Fort Myers, FL(2)	21,000	Sales and Operations	2016
Tinley Park, IL(2)	21,000	Sales and Operations	2017
Dunmore, PA(2)	20,000	Graphics Operations	2009
Lombard, IL(2)	20,000	Sales and Operations	2010

(1)	Represents facilities utilized by Dex Media, our direct wholly-owned subsidiary, and its direct and indirect subsidiaries, to conduct their operations

(2)	Represents facilities utilized by RHDI, our direct wholly-owned subsidiary, and its direct subsidiaries, to conduct their operations.

(3)	We have entered into a new lease agreement in Englewood, CO, which will become effective upon the expiration of the existing lease in November 2008. The new lease expires in October 2018 and includes approximately 137,000 square feet of office space.

(4)	We have entered into a new lease agreement in Lone Tree, CO, which will become effective upon the expiration of the existing lease in October 2008. The new lease expires in September 2019 and includes approximately 143,000 square feet of office space.

We also lease space for additional operations, administrative and sales offices.

We believe that our current facilities are adequate for our current and future operations.

Legal proceedings

We are involved in various legal proceedings arising in the ordinary course of our business, as well as certain litigation and tax matters. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions in their advertising or improper listings, in each case, contained in directories published by us.

We are also exposed to potential defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using advertiser and telephone subscriber data. If such data were determined to be inaccurate or if data stored by us were improperly accessed and disseminated by us or by unauthorized persons, the subjects of our data and users of the data we collect and publish could submit claims against us. Although to date we have not experienced any material claims relating to defamation or breach of privacy, we may be party to such proceedings in the future that could have a material adverse effect on our business.

We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available to us. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we record a liability in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending or threatened legal proceedings will not have a material adverse effect on our results of operations, cash flows or financial position. No material amounts have been accrued in our consolidated financial statements with respect to any of such matters.

Management

Exceptions otherwise indicated, the following table sets forth our current executive officers and directors, as well as their respective positions and ages.

Name	Age	Position(s)

Executive Officers
David C. Swanson	53	Chairman of the Board and Chief Executive Officer
Peter J. McDonald	57	President and Chief Operating Officer
Steven M. Blondy	48	Executive Vice President and Chief Financial Officer
George F. Bednarz	54	Executive Vice President — Enterprise Sales and Operations
Mark W. Hianik	48	Senior Vice President, General Counsel and
		Corporate Secretary
Margaret LeBeau	49	Senior Vice President and Chief Marketing Officer
Gretchen Zech	39	Senior Vice President — Human Resources
Jenny L. Apker	50	Vice President and Treasurer
R. Barry Sauder	48	Vice President, Corporate Controller and Chief Accounting Officer
Directors
David C. Swanson	53	Chairman of the Board and Chief Executive Officer
Michael P. Connors	53	Director
Nancy E. Cooper	54	Director
Robert Kamerschen	72	Director
Thomas E. Reddin	47	Director
Alan F. Schultz	49	Director
David M. Veit	69	Director
Barry Lawson Williams	63	Director
Edwina Woodbury	56	Director

The executive officers serve at the pleasure of the Board of Directors. We have been advised that there are no family relationships among any of the officers listed, and there is no arrangement or understanding among any of them and any other persons pursuant to which they were elected as an officer.

David C. Swanson has been Chief Executive Officer since May 2002. He had served as Chairman of the Board from December 2002 through January 2006 and was re-elected as Chairman of the Board in May 2006. He was first elected to the Board of Directors in December 2001. He served as President and Chief Operating Officer from December 2000 until May 2002. Mr. Swanson joined us an Account Executive in 1985 and has held increasingly senior management positions over the next 20 years. Mr. Swanson also serves as the Chairman of the Yellow Pages Association.

Peter J. McDonald has served as President and Chief Operating Officer since October 2004. Prior to that, Mr. McDonald served as Senior Vice President and President of Donnelley Media from September 2002. Mr. McDonald was a director of RHD between May 2001 and September 2002. Previously, Mr. McDonald served as President and Chief Executive Officer of SBC Directory Operations, a publisher of Yellow Pages directories, from October 1999 to April 2000. He was President and Chief Executive Officer of Ameritech Publishing’s Yellow Pages business from 1994 to 1999, when Ameritech was acquired by SBC. As previously disclosed, Mr. McDonald has notified us that his employment with RHD will terminate effective September 1, 2008.

Steven M. Blondy has served as Executive Vice President and Chief Financial Officer since January 2006. Prior to that, Mr. Blondy served as Senior Vice President and Chief Financial Officer since March 2002. Prior to joining RHD, Mr. Blondy served as Senior Vice President — Corporate Development for Young &

Rubicam, Inc., a global marketing and communications company, from February 1998 to October 2000. Prior to that, Mr. Blondy served as Executive Vice President and Chief Financial Officer for Poppe Tyson, a leading Internet and integrated marketing communications agency, from 1996 to 1997 and as Chief Financial Officer for Grundy Worldwide, an independent producer of television programs in Europe and Australia. Prior to that, he spent 12 years in the investment banking industry with Chase Manhattan Bank and Merrill Lynch.

George F. Bednarz has served as Executive Vice President — Enterprise Sales and Operations since June 2008. Prior to that, he served as Senior Vice President — Operations since January 2008. Prior to that, Mr. Bednarz served as Senior Vice President — RHD Interactive since January 2007. Prior to that, Mr. Bednarz served as Senior Vice President — Integration, Corporate Planning, Administration and Communications since January 2006. Prior to that, Mr. Bednarz served as Vice President — Corporate Planning and Information Technology since October 2004. Prior to that, Mr. Bednarz served as Vice President, Publishing, Information Technology and Corporate Planning, from January 2003 and Vice President, Publishing and Information Technology, from April 2001. Mr. Bednarz joined us in November 1995 to lead the start-up implementation of our Morrisville, North Carolina Publishing and Information Center. Prior to joining us, Mr. Bednarz spent 19 years at The Dun & Bradstreet Corporation, our former parent, where he held executive positions of increasing responsibility in various functions.

Mark W. Hianik has served as Senior Vice President, General Counsel and Corporate Secretary since April 2008. From December 1997 to March 2008, Mr. Hianik was at the Tribune Company, a media company, most recently as Vice President and Assistant General Counsel. Prior to joining the Tribune Company, Mr. Hianik was a partner with the law firm of Wildman Harrold Allen & Dixon in Chicago.

Margaret LeBeau has served as Senior Vice President and Chief Marketing Officer since January 2006. Prior to the Dex Media merger, Ms. LeBeau served as Senior Vice President of Marketing for Dex Media from November 2002 to January 2006. Ms. LeBeau served as Vice President of Marketing & Growth Ventures of Qwest Dex from November 1999 until September 2003. Prior to that, she served in other capacities within Qwest Dex, including Director of Product Management and Pricing. Prior to joining Qwest Dex, Ms. LeBeau was a Senior Director in the marketing department at the American Express Company, a diversified financial services company.

Gretchen Zech has served as Senior Vice President — Human Resources since June 2006. Ms. Zech served as Group Vice President — Human Resources at Gartner, Inc., a technology research and consulting firm, from 2004 to 2006. Prior to that, Ms. Zech served as Vice President — Human Resources for The Great Atlantic and Pacific Tea Company, Inc., one of the largest supermarket chains in the United States, from 2002 to 2004. She also served as Vice President — Human Resources for the Bloomingdale’s division of Federated Department Stores, Inc., a leading department store retailer, from 2001 to 2002. Prior to that, Ms. Zech served in several Human Resources leadership positions with Best Buy Company, Inc., a leading electronics and entertainment retailer.

Jenny L. Apker has served as Vice President and Treasurer since May 2003. Prior to that, she was Assistant Treasurer at Allied Waste Industries, a waste services company, since 1998. Before joining Allied Waste Industries, Ms. Apker was Vice President at First Interstate Bank of Arizona, a banking institution that was subsequently acquired by Wells Fargo. Prior to joining First Interstate Bank of Arizona, Ms. Apker spent 11 years at Greyhound Financial Corporation, a financial services company.

R. Barry Sauder has served as Vice President, Corporate Controller and Chief Accounting Officer since January 2008. Prior to joining RHD, Mr. Sauder served as Vice President, Corporate Controller and Chief Accounting Officer of InfraSource Services, Inc., a specialty contractor servicing electric, natural gas and telecommunications infrastructure, from April 2004 to October 2007. Prior to that, Mr. Sauder served as Vice President and Principal Accounting Officer of GSI Commerce, Inc., a provider of e-commerce solutions, from January 2001 to April 2004 and Director of Finance from August 1999 to August 2000. Mr. Sauder is a certified public accountant.

Each director is elected for a three-year term and continues in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

Michael P. Connors has been a director since January 2006 and his term expires at the 2008 annual meeting. Mr. Connors served as Chairman and Chief Executive Officer of Information Services Group Inc., a

special purpose acquisition company focused on the information services industry, since July 2006. Prior to that, he served as Chairman and Chief Executive Officer of VNU Media Measurement and Information Group, in information and media company, which he created in 2001 by combining VNU’s media information, Internet, software and entertainment businesses, including Nielsen Media Research, Nielsen Entertainment and NetRatings, until June 2005. In addition to heading this unit, Mr. Connors served during 2003 and 2004 as Chairman of VNU World Directories, which included VNU’s Yellow Pages and directory businesses. Prior to joining VNU, Mr. Connors served as Vice Chairman of ACNielsen Corporation, a leading marketing information services company. Mr. Connors joined the Dex Media board as a director in May 2005 and became a director of RHD upon consummation of the Dex Media merger in January 2006. He presently serves on the board of Eastman Chemical Company and Information Services Group.

Nancy E. Cooper has been a director since February 2003 and her term expires at the 2009 annual meeting. Ms. Cooper has served as Executive Vice President and Chief Financial Officer of CA, Inc., a leading information technology management software company, since August 2006. Prior to that, she served as Senior Vice President and Chief Financial Officer of IMS Health Incorporated, which is a leading provider of information solutions to the pharmaceutical and healthcare industries and which we refer to as IMS, since December 2001. Prior to that, she served as Chief Financial Officer at Reciprocal, Inc., a leading digital distribution infrastructure enabler, from July 2000 to October 2001.

Robert Kamerschen has been a director since June 1998 and his term expires at the 2009 annual meeting. Mr. Kamerschen has served as the Non-Executive Chairman of Survey Sampling International LLC since 2005, and is a private investor. In 1999, he retired as Chairman of ADVO, Inc., a leading full-service targeted direct mail marketing services company, a position he had held since 1989. He had been Chairman and Chief Executive Officer of DIMAC Corporation, a direct marketing services company, from October 1999 to January 2002. In July 1999, he retired as Chairman of ADVO, Inc., a position he had held since 1989, and has served as Senior Consultant to ADVO, Inc. since July 1999. Mr. Kamerschen currently serves on the boards of IMS and MDC Partners Corporation.

Thomas E. Reddin has been a director since July 2007 and his term expires at the 2008 annual meeting. Mr. Reddin is Chief Executive Officer of Gillette Evernham Motorsports, a NASCAR racing team, since February 2008. From 2005 until 2007, he was Chief Executive Officer of Lending Tree, LLC, a unit of InterActive Corp. that operates Home Loan Center, GetSmart.com, RealEstate.com, iNest and Domania. Before it was acquired by InterActive Corp., he served as President and Chief Operating Officer of Lending Tree and also as the company’s Chief Marketing Officer since 1999.

Alan F. Schultz has been a director since May 2005 and his term expires at the 2010 annual meeting. Mr. Schultz has served as Chairman, President and Chief Executive Officer of Valassis Communications, Inc., a marketing services company, since June 1998. Mr. Schultz currently serves on the board of Valassis Communications, Inc.

David M. Veit has been a director since February 2003 and his term expires at the 2008 annual meeting. Mr. Veit is retired Executive Director of Pearson plc, an international media and publishing company, a position he held from January 1981 to May 1998. He most recently served as Senior Advisor to Bain Capital, Inc., a leading private investment firm, from May 1998 to December 2001. During that time, he served as Chief Executive Officer of two portfolio companies of Bain Capital, Bentley’s Luggage and Gifts and Jostens Learning Corporation. Mr. Veit serves as an independent Governor of The American Stock Exchange.

Barry Lawson Williams has been a director since June 1998 and his term expires at the 2010 annual meeting. Mr. Williams is retired General Managing Partner of Williams Pacific Ventures, Inc., a venture capital and real estate investment and consulting firm, at which he had served as President and a director between 1987 and 2007. Previously, he served as Interim President and Chief Executive Officer of the American Management Association International, a leading membership-based management development organization, from November 2000 to June 2001. Mr. Williams serves on the boards of CH2M Hill Companies, Ltd., Northwestern Mutual Life Insurance Company, PG&E Corp., Simpson Manufacturing Company and SLM Corporation.

Edwina Woodbury has been a director since November 2004 and her term expires at the 2010 annual meeting. Ms. Woodbury has served as Chief Executive Officer and President of The Chapel Hill Press, Inc., a local publishing company, since 1999. Previously, she held various positions at Avon Products, Inc., a cosmetics marketer, including Chief Financial and Administrative Officer. Ms. Woodbury also sits on the board at Radio Shack Corporation.

Executive compensation

Compensation discussion and analysis

This discussion and analysis of our compensation program for named executive officers should be read in conjunction with the accompanying tables and text disclosing the compensation awarded to, earned by or paid to the named executive officers.

Compensation of our named executive officers is determined under our compensation program for senior executives. This program is governed by the Compensation and Benefits Committee of the Board of Directors, which we refer to as the Committee. Currently, the Committee determines the compensation of all eleven of our executive officers. This discussion and analysis focuses on our named executive officers, to whom we refer as the NEOs, listed in the Summary Compensation Table and other compensation tables in this prospectus.

Objectives of our compensation program for named executive officers

In 2002, four years after we were spun off from The Dun & Bradstreet Corporation, our management team initiated a major transformation of RHD with the encouragement and support of our Board of Directors. Led by our then-newly-promoted Chief Executive Officer, Dave Swanson, the key element of this transformation was a change in our strategic direction from a sales agent for hard-copy yellow pages directories to an owner-operator of an integrated local commercial search business with a strong growth orientation. Since 2002, our management team has engineered, executed and integrated a series of major, transformative acquisitions, including our acquisition of the Embarq Directory Business in January 2003 and the AT&T Directory Business in September 2004, our merger with Dex Media, Inc. in January 2006, and our acquisitions of LocalLaunch, Inc. in September 2006 and Business.com in August 2007. Propelled by this dramatic transformation, we remain committed to a strong growth orientation. Our management team now comprises internally-promoted executives, executives joining us with our acquisitions and selectively-recruited, high-performing, experienced executives.

We intend that our executive compensation program support this transformational, growth-oriented business strategy by motivating and rewarding management activities that create sustainable shareholder value over time. Our key executive compensation objectives are to:

•	Enable us to attract and retain the key leadership talent required to successfully execute our aggressive business strategy;

•	Align executive pay with performance, both annual and long-term;

•	Ensure internal equity, both as compared to other executives based upon position and contributions, and to the broader employee population;

•	Strongly link the interests of executives to those of our shareholders and other key constituencies;

•	Keep our executive compensation practices transparent, in line with best practices in corporate governance and in compliance with applicable rules and regulations; and

•	Administer executive compensation on a cost-effective and tax-efficient basis.

We seek to achieve these broad objectives through:

•	A strong emphasis on variable, performance-based pay that motivates executives to achieve our business objectives and holds them accountable for shareholder value-enhancing activities and results;

•	Significant use of equity compensation and stock ownership guidelines to foster a strong ownership culture focused on sustainable long-term growth;

•	Increasing the proportion of total direct remuneration that is (a) performance-based and at risk, and (b) represented by equity as executives undertake greater levels of responsibility;

•	Compensation opportunities that are competitive in the market for high-performing business leadership talent, based on appropriate evaluation of that marketplace as well as the individual’s position responsibilities and results achieved;

•	Assurances to executive officers and employees of fair treatment and reasonable financial security in the event the executive’s services are no longer needed by us;

•	Assurances to executive officers of fair treatment and reasonable financial security so that they can identify, consider and pursue transactions that would be beneficial to shareholders, but which might adversely impact their employment status or financial condition;

•	Securing executive officer commitments that safeguard our business, including protection from competition and other adverse activities, both during employment and after employment ends;

•	Use of compensation vehicles whose cost structure and tax treatment are consistent with our business plan/budget, minimize dilution and take into account the financial and accounting consequences to us; and

•	Governance by an informed Board of Directors and its independent Compensation and Benefits Committee in an open environment of full disclosure, careful analysis and thorough consideration.

To accomplish these objectives, we intend that the levels of compensation available to executive officers who successfully enhance corporate value be fair internally as compared to each other, and externally as compared to that offered by other similar companies that potentially compete for their services. This is critical to our ability to retain our high-quality executives who have already demonstrated their leadership, commitment, vision and overall worth to our organization, and who may be sought by other firms or whose other interests might attract them away from RHD. It is likewise critical to our ability to attract new executives who share our values and commitment and who have demonstrated elsewhere the leadership, commitment and vision needed to guide RHD.

Elements of our compensation program for named executive officers

We have structured the major portion of executive compensation as total direct remuneration, encompassing salary, annual incentive awards and long-term incentive awards. Additional elements supplement total direct remuneration. The table below lists the various compensatory elements of our current program for the NEOs, and briefly explains the purpose of each element.

Element of		How This Element Promotes
Compensation Program	Description	RHD Objectives

Annual Compensation(1):

— Salary	Fixed annual compensation	Intended to reflect relative internal value of position and be competitive with marketplace in order to aid in recruitment and retention

— Annual Incentive	Opportunity to earn performance- based compensation for achieving pre-set annual goals. For 2007, the primary goals were based on advertising sales growth, earnings	Motivate and reward achievement of short-term operating corporate objectives that enhance long- term shareholder value

Element of		How This Element Promotes
Compensation Program	Description	RHD Objectives

before interest, taxes, depreciation and amortization, which we refer to as EBITDA, and free cash flow per share.(2)

Long-term Compensation:(1)

— Equity Grants in the form of SARs or Restricted Stock Units, or RSUs	Stock-settled SARs, which have the same economic attributes as stock options, were granted to named executives in February 2007, and vest ratably on the first three anniversaries of the date of grant. RSUs may be granted in lieu of, or in combination with, stock-settled SARs, at the Board’s discretion.	SARs provide more highly leveraged risk and reward alignment with shareholder value; use of SARs minimize share dilution compared with options; RSUs offer immediate stock ownership and minimize dilution; vesting terms of SARs and RSUs promote retention.

Other Compensation Elements:

— Retirement income	Qualified and non-qualified defined benefit and defined contribution plans intended to provide pensions or lump sum payments upon retirement	Modest program designed to provide basic benefits to aid in recruitment and retention

— Deferred compensation	Opportunity to defer cash compensation and defer settlement of restricted stock unit awards	Attractive compensation program of relatively low cost in order to aid in recruitment and retention; permits tax- favored savings

— Severance payments and benefits	Payments and benefits upon termination of an executive’s employment in specified circumstances	Intended to provide financial security at competitive levels to attract lateral hires and to retain executives

— Severance payments and benefits after a change in control	Payments and benefits upon termination of an executive’s employment in specified circumstances within two years after a change in control	Intended to provide financial security at competitive levels to attract and retain executives under disruptive circumstances, such as a change in control and leadership transitions; and to encourage management to identify, consider and pursue transactions that would benefit shareholders, but that might adversely impact management

— Benefits	Health and welfare benefits	Customary programs to facilitate recruitment and retention

Element of		How This Element Promotes
Compensation Program	Description	RHD Objectives

— Perquisites	Modest personal benefits, such as limited personal use of company aircraft, financial planning services and executive health services	Intended to recognize and provide additional compensation to executives at a relatively low cost to RHD

(1)	Salary, annual incentive and long-term compensation comprise “total direct remuneration.” The Committee’s stated objective is to position an executive’s total direct remuneration opportunity over time for target performance between the 60th and 75th percentile of competitive market compensation for the executive’s position. See “Total Direct Remuneration” below for a more detailed discussion of these elements of executive compensation and pay-for-performance requirements.

(2)	These are non-GAAP measures. Our Current Report on Form 8-K furnished to the SEC on October 27, 2004 disclosed that we would utilize these non-GAAP measures for executive compensation purposes, and also identified the most comparable GAAP measures, discussed quantitative reconciliations between the applicable GAAP and non-GAAP measures, and provided such other information required by Regulation G under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and Item 10(e) of Regulation S-K under the Exchange Act. A reconciliation between these non-GAAP measures and the most comparable GAAP measures appears on pages 152-153 of this prospectus.

The Committee reviews and takes into account all elements of executive compensation in setting policies and determining compensation amounts. In the process, the Committee reviews ongoing reports and special analyses of compensation for all executive officers, including the Chief Executive Officer, in consultation with its independent executive compensation consultant, Steven Hall & Partners. These reports and analyses include such information as the value to the executive and cost to us of total remuneration at various performance levels during employment and in the event of termination, as well as compensation programs, structures and practices, remuneration and benefits levels, and trends among peer group companies and in the general marketplace.

Other policies and practices that contribute to achieving our business and compensation objectives include:

Employment agreements.  We have employment agreements with all of the NEOs, other than Mr. Bednarz, who is covered by our executive severance policy. We also have an employment agreement with one other executive officer that we assumed in connection with the Dex Media merger. These agreements formalize the terms and conditions of the employment relationship, and assure the executive of fair treatment during employment and in the event of termination (see “— Severance policies” below), while requiring compliance with provisions that protect our business against adverse activities during employment and after termination. Employment agreements promote careful and complete documentation and understanding of employment terms and conditions, prevent uncertainty regarding those terms and conditions of employment and discourage frequent renegotiation of the terms and conditions of employment. Conversely, such agreements can limit our ability to change certain employment and compensation terms or conditions. In some cases, especially in the recruitment process, executives have negotiated with us regarding the terms and conditions of their employment. The agreements embody the employment terms and conditions on which our Committee and executives have reached agreement. The terms and conditions of these employment agreements are summarized below following the Summary Compensation Table and Grants of Plan-Based Awards table.

Stock ownership guidelines.  Our Board of Directors believes that all of our executive officers should have a meaningful equity stake in RHD to better align their interests with those of our shareholders. Ownership of a substantial amount of our stock not only provides an incentive for business decisions and performance that enhance shareholder value, but it also exposes the executive officers to a significant risk of loss in the event of a decline in our stock price, thereby providing an incentive for careful stewardship as well. Accordingly, the Board established stock ownership guidelines at the time of the spin-off from D&B. These guidelines are reviewed from time to time in light of market practices and business strategy, and were revised upward in 2005 to better reflect our transformational growth strategy. The guidelines include various forms of equity stakes and phase in over time for new executive officers. The Committee periodically monitors the progress of each executive officer in satisfying these requirements. Current guidelines for our continuing NEOs are as follows:

Stock Ownership Guideline Status at Fiscal Year-End 2007

		2007	Ownership Guideline			Current
		Salary	Multiple	$ Value	# Shares(1,2)	Holdings(1)

David Swanson	Chairman & Chief Executive Officer	$955,000	6.5	$6,207,500	170,208	143,164
Peter McDonald	President & Chief Operating Officer	$618,000	4.5	$2,781,000	76,254	52,649
Steven Blondy	EVP & Chief Financial Officer	$500,000	4.0	$2,000,000	54,840	24,513
George Bednarz	Senior Vice President — Operations	$325,000	3.0	$975,000	26,734	50,231
Robert Bush	Senior Vice President, General	$425,000	3.0	$1,275,000	34,960	15,275
	Counsel & Corporate Secretary

(1)	For Stock Ownership Guideline purposes, Current Holdings include: (a) shares of our common stock owned outright, if any, by the NEO; (b) that number of shares (based upon the then-present market price of our common stock) equal to 50% of the “in-the-money” value of the NEO’s vested stock options with exercise prices below the then-present market price of our common stock; (c) that number of shares (based upon the then-present market price of our common stock) equal to 50% of the “in-the-money” value of the NEO’s vested SARs with grant prices below the then-present market price of our common stock; (d) 50% of the NEO’s deferred shares granted under either our former Performance Unit Plan or as a portion of the NEO’s Annual Incentive Plan payout (as described further below); (e) 50% of RSUs, (f) 50% of shares electively deferred under our Deferred Compensation Plan, and (g) shares deemed to be owned by the NEO by virtue of his 401(k) Plan investment balance.

(2)	Based on the average of the high and low price of our common stock on December 31, 2007 of $36.47. The average of the high and low price of our common stock on March 20, 2008 was $4.71.

While historically our NEOs have exceeded (in many cases, far exceeded) their respective ownership guidelines, due to the dramatic decline in our stock price during the latter part of 2007 and into 2008, none of the NEOs presently satisfy their ownership guidelines. Because this failure to satisfy the ownership guidelines is due almost entirely to the stock price decline, and not material disposition of RHD securities by the NEOs, the Committee has temporarily suspended the stock ownership guidelines and is considering, in consultation with its independent compensation consultant, various alternatives and potential remedial actions.

Insider trading policy.  We have a policy that restricts certain executives, including the NEOs, from selling more than 5% of their total equity holdings of RHD in any quarter and more than 10% of their total holdings in any year. The Committee reserves the right to modify these percentages from time to time. This policy also precludes executives, including the NEOs, from short selling, buying put options or writing call options, or engaging in other transactions that hedge the executive’s risk of owning our stock, or otherwise engaging in highly speculative transactions with respect to our stock. We recognize that our executives may sell shares from time to time in the open market to realize value from their share-based compensation to meet financial needs and diversify their holdings. In aggregate, our NEOs liquidated less than 7% of their collective total RHD holdings during 2007, and none of them liquidated more than 9% of his total holdings. For these calculations, RHD holdings consist of all vested and unvested equity grants, as well as other personal holdings.

Business protection terms.  Our NEOs are subject to significant contractual restrictions intended to prevent them from taking actions that could potentially harm our business, particularly after termination of employment. These business protections include obligations not to compete, not to hire away our employees, not to interfere with our relationships with suppliers and customers, not to disparage RHD, not to reveal confidential information, and to cooperate with us in litigation. Business protection provisions are included in our Policy on Business Conduct, employment agreements, equity award agreements, standard form employee agreements that are executed upon hire and standard form releases that are required to be executed before we make severance payments to any employee, including executives. In addition, our 2005 Stock Award and Incentive Plan, which we refer to as the 2005 Plan, provides for the automatic forfeiture of equity awards and repayment of proceeds from certain equity awards in the event of violation of these business protection provisions.

Equity award grant practices.  In 2006, the Committee requested that Steven Hall & Partners, its independent executive compensation consultant, review our historic practices regarding granting of stock options and stock appreciation rights. Based upon the report of its consultant, the Committee found no instances of abusive practices. Substantially all of our option and SAR grants to executive officers have occurred either as part of our regular annual grant of equity awards at the regularly scheduled meeting of the Committee in February of each year, or, in the case of equity awards relating to a strategic transaction, at the date of a Board meeting at which action was being taken with respect to the transaction. Option and SAR grants generally have been priced at the average of the high and low market price of our common stock on the immediately preceding business day, or, on occasion, at a higher price. While the Committee found no prior instances of abusive grant practices, in order to avoid any appearance of impropriety, for 2008 going forward, in the case of grants that will be made around the same time as the public release of material information (for example, earnings, transactions, etc.), the Committee has determined that such grants to executive officers will become effective upon the later of (a) the third business day following the release of such material information or (b) the date of the Committee’s action approving the grant.

In 2006, the Committee adopted a policy governing the grant of equity awards to new employees. For Vice Presidents and above, SARs (the present form of equity long-term performance incentive compensation) will be granted to newly-hired executive officers on the first business day of the month following the month in which he or she was hired.

Changes to executive compensation program for 2007

Note:  The discussion in this section and the section captioned “Total Direct Remuneration” below relates to our NEOs who served throughout all of 2007.

In view of the Dex Media merger and resultant increase in size and complexity of our business, as well as in the responsibilities and accountabilities of our management team, during late 2005 and 2006 the Committee conducted a comprehensive assessment of the objectives, strategy and structure of our executive compensation programs with the advice of its compensation consultant, Steven Hall & Partners. In addition, during 2007 an in-depth compensation review was performed, which specifically considered the impact and internal positioning of the NEO positions and the contributions of each NEO. While the objectives, strategy and structure of our compensation programs continued to remain appropriate, adjustments were implemented to more effectively accomplish the Committee’s compensation objectives set forth above.

These adjustments included:

•	A further redefinition of our peer group to focus upon similar companies as discussed in greater detail below; and

•	Increased targeted total direct remuneration for certain NEOs and other members of the management team to achieve competitive compensation levels and to reflect their increased levels of responsibility. The increase in targeted total remuneration was implemented as follows:

•	Increased base salary for the NEOs, ranging from 3% to 30%, and for other members of the management team, in each case, to levels commensurate with their experience and responsibilities and competitive with base salaries in the peer group such that all of the NEOs, other than Mr. Bednarz for whom there is no peer data, received increases which resulted in base salaries that were within approximately 10% of the median of peer group data (based upon 2005 peer compensation data publicly reported in 2006);

•	Increased target levels of annual and equity incentives resulting from such increases in base salary;

•	A 15% increase in his long-term equity compensation target as a percentage of base salary for Mr. Bednarz in light of his assumption of duties related to RHD Interactive in 2007;

•	Increased incentive compensation levels for the CEO, which included a (a) 25% increase in the level of target annual incentive as a percentage of base salary and (b) 15% increase in his long-term equity compensation target as a percentage of base salary, in order to better align CEO total direct remuneration with our peer group, further increase the already significant proportion of target total direct remuneration that varies with annual financial results and long-term shareholder return performance, and offer a well-leveraged opportunity to participate in shareholder value created through the execution of our transformational growth business strategy. The Committee’s actions were intended to bring the CEO’s target total direct remuneration in line with its stated marketplace positioning as shown in the 2007 Compensation at Target Performance Level table below.

Due to the lack of market data for his new responsibilities, Mr. Bednarz’s increases were geared to position his target total direct remuneration to a level appropriate for his new responsibilities relative to those of his officer colleagues at RHD.

Total direct remuneration

Peer group companies.  We intend that the levels of compensation available to executive officers be competitive with the compensation offered by other similar publicly held companies, so that we can successfully attract and retain the high quality executive talent which is critical to the long-term success of RHD. We therefore analyze the compensation programs at a peer group of companies in considering and establishing the compensation terms for our program. We identify peer group companies based on several factors including line of business, revenues and growth. We also consider profitability, cash flow, total shareholder return, equity market capitalization and total enterprise value.

In 2007, the Committee reviewed and modified the composition of our peer group for executive compensation purposes, based upon analyses by independent consultants, Steven Hall & Partners and the Semler Brossy Consulting Group. The Committee considered the following factors, in addition to the dramatic change in size and scope of RHD resulting from the Dex Media merger:

•	We now have only one direct competitor that is also a stand-alone public company;

•	Other companies in the yellow pages and local commercial search industries have very different business models and financial characteristics, thereby making peer comparisons difficult;

•	Our leveraged financial structure and transformational growth model significantly differentiate RHD from potential peer companies; and

•	We have historically hired executives from, and lost executives to, companies in diverse industries.

As a result of these distinguishing factors, the Committee further refined our peer group for 2007 to focus upon companies that, as a group, are comparable to our business in terms of revenues, EBITDA and total enterprise value, defined as the sum of market capitalization and total debt, while de-emphasizing net income and market capitalization, in order to better reflect our highly-leveraged business strategy.

Based on information available in 2007 for 2006 compensation levels and performance, and analyses provided by the Committee’s executive compensation consultant, Steven Hall & Partners, the Committee identified the following as our peer group companies for reference in setting compensation for 2007:

Peer Group Companies

Belo Corporation	McClatchy Company
Dow Jones & Company, Inc.*	McGraw-Hill Co’s, Inc.
The Dun & Bradstreet Corporation	Meredith Corporation
E.W. Scripps Company	Moody’s Corporation
Equifax Inc.	New York Times Company
Fiserv Inc.	Scholastic Corporation
Idearc Inc.	Symantec Corporation

*	Dow Jones was acquired in December 2007 and will be removed from our peer group thereafter.

Total direct remuneration — Target marketplace positioning.  The Committee’s stated objective is to position an executive’s total direct remuneration opportunity over time for target performance between the 60th and 75th percentile of the marketplace for the executive’s position, based upon peer group data and the other information considered by the Committee described above. The Committee believes this above-median targeted marketplace positioning is warranted based upon our historical above-average performance and our impressive growth profile since 2002. Such compensation positioning also reflects our high at-risk variable pay structure and “stretch” performance objectives as described below. The Committee believes that our positioning of total direct remuneration supports our business strategy, strikes an appropriate balance amongst the interests of our stakeholders, and ensures that we are able to motivate strong performance, as well as attract and retain key talent in our executive ranks. Due to the dramatic and rapid increase in the size and scope of RHD over the past several years, targeted total direct remuneration for some of our NEOs falls below that range reflected by the Committee’s stated objective. Our change in peer groups in 2006 and 2007 to better reflect the increased size, scope and other characteristics of RHD exacerbated these shortfalls for each affected NEO to varying degrees. Accordingly, the Committee has been adjusting, and intends to continue to adjust, the compensation of the affected NEOs in order to more closely reflect its stated marketplace positioning objective for achievement of target performance. Despite achieving target performance in 2007 with respect to annual incentives, in light of the dramatic decline in our stock price during the latter part of 2007 and into 2008, as well as the challenging economic environment that faces RHD in 2008, the Committee awarded no increases in base salary, annual incentive target or total direct remuneration target to any NEO for 2008 (other than Mr. Bednarz’s long-term incentive target based upon his assuming additional responsibilities in 2008), which may require more substantial adjustments in future years in order to achieve its stated marketplace positioning for target performance.

A major portion of target total direct remuneration, ranging from 64% to 83% for the NEOs in 2007 as reflected by the “Compensation at Target Performance Level” table below, is placed at risk by requiring achievement of (i) performance goals as a condition to earning annual incentives, and (ii) stock price appreciation in order for executives to realize value from SARs granted as long-term incentives. The at-risk portion of total direct remuneration ensures direct correlation and alignment of executive pay levels with corporate performance and shareholder value creation. As noted in our broad objectives above, as executives undertake greater levels of responsibility, the percentage of total compensation at risk and represented by equity increases.

Compensation objectives and strategy.  As a result of the distinguishing factors noted above, although the Committee utilizes peer group data for context and a frame of reference for decision-making, the Committee does not rely exclusively upon peer group data in setting the terms of our compensation programs. Likewise, the Committee does not set total direct remuneration or its component parts at levels to achieve a mathematically precise market position.

In accordance with the Committee’s overall stated targeted compensation objectives, and subject to the above considerations with respect to continued adjustments necessary to achieve targeted marketplace positioning objectives, the Committee endeavors to set components of total direct remuneration as follows:

•	Base salary: Generally to be positioned near the peer group median (50th percentile) for comparable responsibilities, with individual performance considered by the Committee, when appropriate, in awarding annual or off-cycle salary increases.

•	Variable compensation: Annual and long-term incentive compensation is generally to be positioned at the 75th percentile of the peer group, so that total direct remuneration will be in the 60th to 75th percentile range when our financial and operating performance attains targeted objectives. In setting performance objectives, the Committee reviews prior period objectives and prior period results to ensure that objectives are not routinely exceeded so that the performance objectives can be fairly characterized as “stretch” goals under the business conditions in which we operate. In years impacted by material transactions, the Committee utilizes the projections presented to the Board by management in seeking Board approval of that transaction to help guide performance objective setting.

As a result, we endeavor to provide better-than-average earnings opportunity through a heavy weighting on variable, at risk incentive compensation, delivering highly competitive pay when challenging performance objectives are met, balanced by the risk of below average market compensation when performance objectives are not met, such that compensation is properly aligned with performance that enhances shareholder value. We believe this approach enables us to attract, motivate and retain top executive talent.

Actual total direct remuneration levels will vary from year to year below and above target and those of the peer group based on our performance relative to our objectives, as well as performance of peer companies relative to their respective goals. We set the amounts of variable compensation earnable for above-target performance with a view to providing meaningful incentives so that executives will strive for high performance, but also at levels that represent a reasonable cost to RHD relative to the returns to shareholders that likely would result from such high performance.

Salary and annual incentive compensation are paid in cash. SARs, which constitute the current form of long-term equity incentive compensation for the NEOs, are payable in shares upon vesting and exercise. As discussed above, our program has provided substantial portions of total direct remuneration in the form of shares and stock options/SARs in the past in order to promote share ownership as a direct means of aligning the interests of NEOs with the interests of shareholders. Our ownership guidelines also encourage long-term share holding. We seek to provide balance in the mix of cash and non-cash compensation to the NEOs. At target performance for 2007, as reflected by the “Compensation at Target Performance Level Table” below, aggregate cash compensation ranged from 38% to 58% of total direct remuneration for the NEOs, and equity compensation ranged from 42% to 62% of total direct remuneration for the NEOs. Between 38% and 56% of that total cash compensation for the NEOs in 2007 was placed at risk by requiring achievement of performance objectives as a condition to earning annual incentives. The entire amount of equity compensation treated as part of 2007 total direct remuneration was at risk because stock appreciation rights have no value absent stock price appreciation.

We maintain a strong linkage between performance and pay within our executive compensation program through emphasis on incentives and utilization of performance measures that management and the Committee believe are key drivers of shareholder value creation. For 2007, these measures included advertising sales growth, EBITDA and free cash flow per share.

In our Annual Incentive Plan, each measure is weighted based on its relative impact on the creation of shareholder value, meeting market expectations for our performance and achieving our other operating goals. Payout schedules are developed for each measure and are approved by the Committee prior to or early within the annual performance cycle. These payout scales reflect the difficulty of achieving “stretch” performance objectives. The Committee authorized annual incentive awards for 2007 performance under the 2005 Plan in

February 2007. The target annual award opportunity for the named executive officers ranged from 60% of base salary up to 125% of base salary for the Chief Executive Officer.

A grant of SARs to the NEOs on February 27, 2007 constituted the long-term component of total direct compensation for 2007. The Committee generally determines the number of SARs to grant to an executive officer as a percentage of base salary using the Black-Scholes option valuation methodology. The applicable percentage of base salary for annual SAR grants ranged from 115% to 365% of base salary for the NEOs. Each grant of SARs vests in equal installments on each of the first three anniversaries of the date of grant, subject to accelerated vesting in the event of death, disability or retirement or a change in control. Settlement upon the vesting and exercise of the SARs will be in the form of shares of our common stock.

The following table shows the target total direct remuneration authorized by the Committee for 2007. The table includes the amount of annual incentive that could be earned by meeting all performance objectives in 2007 and also shows the grant-date fair value of the SARs granted as a component of 2007 total direct remuneration. Using the information presented to the Committee in 2007, the table shows how the potential payouts of total direct remuneration, which we refer to as TDR, at target levels ranked against the market median level of compensation for the comparable position, determined by using information regarding peer group companies (based on 2005 compensation information as reported in 2006).

2007 Compensation at Target Performance Level

					TDR Percentile
			SAR Fair		Positioning at
		Annual	Value at	Total Direct	Target vs.
Name	Salary	Incentive	Grant Date(1)	Remuneration	Peer Group

David Swanson	$955,000	$1,193,750	$3,485,750	$5,634,500	66th
Peter McDonald	$618,000	$494,400	$1,854,000	$2,966,400	82nd
Steven Blondy	$500,000	$375,000	$1,375,000	$2,250,000	55th
George Bednarz	$325,000	$195,000	$422,500	$942,500	n/a	*
Robert Bush	$425,000	$255,000	$488,750	$1,168,750	22nd

*	Information not available

(1)	For compensation purposes, we compute a fair value for SARs using the Black-Scholes option pricing model as provided to us by Steven Hall & Partners. In general, the assumptions used by Steven Hall & Partners are the same as those used for calculating fair value for purposes of our financial statements, except that Steven Hall & Partners calculates volatility using an average of our most recent 260 day, 3-year monthly and 5-year monthly volatility and does not discount award values for estimated forfeitures related to service-based vesting conditions as we do for financial purposes.

As shown above, target total direct remuneration ranged from the 22nd to the 82nd percentile of the peer group for 2007. Since information for Messrs. Bednarz’s position was not available, his total direct remuneration targets were set based on his position responsibilities relative to his officer colleagues at RHD. Due to the dramatic and rapid increase in the size and scope of RHD over the past several years, total direct remuneration for some of our NEOs is below the 60th to 75th percentile range reflected by the stated objective of the Committee despite RHD having generally achieved target performance in recent years. Those with greater or lesser responsibilities and experience or tenure or those recruited externally may be positioned above or below the Committee’s stated objectives from time to time. The Committee has been adjusting, and will continue to adjust, compensation of affected NEOs in order to more closely reflect its stated targeted compensation objective for the achievement of targeted performance goals. Further analysis in late 2007 revealed that the CEO’s positioning declined from the 66th percentile based upon 2005 market data released during 2007 to the 49th percentile based upon 2006 market data, and similar declines will likely apply to the other NEOs as well.

Despite achieving target performance in 2007 with respect to annual incentives, in light of the dramatic decline in our stock price during the latter part of 2007 and into 2008, as well as the challenging economic environment that faces RHD in 2008, the Committee awarded no increases in base salary, annual incentive target or total direct remuneration target to any NEO for 2008 (other than Mr. Bednarz’s long-term incentive target based upon his assuming additional responsibilities in 2008), which may require more substantial adjustments in future years in order to achieve its stated marketplace positioning for target performance.

Annual incentives for 2007.  The NEOs earned awards under the Annual Incentive Plan in 2007 based on the level of achievement with respect to three performance measures, which were determined by the Committee in February 2007 to be the key drivers of shareholder value creation, focal elements in our profitable growth strategy and key criteria by which management plans and monitors our business:

•	Advertising sales growth

•	EBITDA

•	Free cash flow per share

With respect to 2006 performance, the Committee also identified earnings per share as a performance measure. The Committee eliminated earnings per share as a performance measure for 2007 since it believes that profitability is already measured by EBITDA and free cash flow, which it deems more appropriate measures based upon our leverage.

In accordance with our team philosophy, annual incentives paid to NEOs are based strictly upon these corporate performance measures, with Committee discretion limited to downward adjustments based upon individual performance or other considerations. No such downward adjustments were made to any of the NEOs’ annual incentive payouts with respect to 2007 performance.

In February 2007, the Committee determined that the weighting of these performance measures in determining the annual incentive earned by each NEO would be 50% based on advertising sales growth, 35% based on EBITDA, and 15% based on free cash flow per share. The Committee selected these weightings to best reflect, in its view, the key drivers of shareholder value creation. Advertising sales was accorded the most weight in 2007 so as to focus on top line growth for 2007.

Upon establishing these performance measures and weightings in February 2007, the Committee specified that EBITDA be adjusted to exclude the impacts of equity grant expensing under SFAS No. 123(R), which we adopted effective January 1, 2006.

In accordance with its standing written policy with respect to the categories of and process for appropriate adjustments, the Committee also subsequently determined that these performance measures should be adjusted (for both favorable and unfavorable items) to eliminate the remaining effects of purchase accounting related to our Dex Media merger, as well as any impact (in each case, which was not contemplated or reasonably estimable at the time the Committee set performance goals in February 2007) from strategic transactions (including our acquisition of Business.com in August 2007) and other investments in sustainable long-term growth made during the course of the year, in each case, based upon the forecasted impacts approved by the Board at the time of approving the transaction or other investment. The Committee also subsequently determined it appropriate to exclude the impact of a restructuring charge associated with RHD’s decision in late 2007 to modestly reduce its workforce in early 2008.

In February 2007, the Committee, after completing its standard deliberative process of due consideration of management’s business plan, the economic climate and investments required to implement our business strategy, specified a schedule of performance objectives and payout levels for these performance measures, which included the following parameters and related weightings, reflecting the aforementioned adjustments subsequently approved by the Committee:

	Annual Incentive Payout as Percentage
	of Target Payout Based on Performance
Performance Measure	25% of Target	100% of Target	200% of Target

Advertising sales growth (50)%	(1.1)%	0.8%	1.9%
EBITDA (35)%	$1,398.7 Million	$1,442.0 Million	$1,457.0 Million
Free cash flow per share (15)%	$8.02	$8.45	$8.68

In February 2007, the Committee also determined a targeted payout (represented as 100% of Target in the above table) as a percentage of base salary for each named executive officer based upon such NEOs position responsibilities and target direct remuneration. Achievement between specified performance levels would result in a payout based on straight-line interpolation between the two closest specified performance levels included in the table. There is no payout with respect to any performance measure for which actual performance does not meet the threshold level of 25% of target. If the level of performance under any measure were to exceed the 200% level, the corresponding payout also would exceed 200% based on straight-line interpolation, but the maximum payout under the Annual Incentive Plan for all performance measures combined may not exceed 300% of the named executive’s target annual incentive. The target, minimum and maximum awards under the Annual Incentive Plan for 2007 appear in the Grants of Plan-Based Awards table below.

Pay-for-performance analysis.  Our compensation plan is intended to provide compensation that reflects our performance. In February 2008, the Committee assessed performance for 2007 under our Annual Incentive Plan and determined final payout levels. The Committee determined that (a) advertising sales growth of -0.2% represented 46.5% of target; (b) EBITDA of $1451.4 million represented 162.7% of target; and (c) free cash flow per share of $8.57 represented 153.7% of target. Weighting these performance/payout levels as described above, the Committee determined that the final overall payout level for the annual incentive for each NEO would be 103.3% of their individual target annual incentive. As discussed above, these payouts were made entirely in cash in early March 2008. While our advertising sales performance for 2007 was below our expectations, our EBITDA margin leads the industry and we generated strong cash flow during 2007, each of which exceeded our incentive targets. The Committee is mindful of the dramatic decline in our stock price during the latter part of 2007 and into 2008, but it believes that our operational and financial performance during 2007 warrants the foregoing annual incentive payouts. A reconciliation between these non-GAAP measures and the most comparable GAAP measures appears on pages 152-153 of this prospectus.

While the foregoing annual incentive targets are somewhat lower than the annual incentive targets with respect to 2006 performance previously disclosed, the Committee believes that the foregoing targets reflected “stretch” goals based upon industry trends and our investments in our Triple Play strategy, including launching our new Dex market brand and our new URL, DexKnows.com, across our entire footprint, the introduction of companion directories in our Embarq and AT&T markets, as well as associated marketing and advertising campaigns, employee training associated with new product introductions, and continued modernization and consolidation of our IT platform. The Committee firmly believes that these investments will drive future revenue growth and shareholder value. See “Business” above for a further description of these investments. The Committee believes that our recent stock price decline is more reflective of credit market instability, broader media industry trends, general economic conditions, our strategy regarding return of capital to shareholders and, since December 2007, our outlook for our 2008 performance, than it is of our performance in 2007.

Our long-term compensation, in the form of SARs for 2007, uses stock price as the principal measure of performance. As of December 31, 2007, our closing stock price was $36.48. This represents a one-year total shareholder return of −41.8%, and annualized total shareholder return for three years and five years of −14.8% and 4.5%, respectively. As of March 20, 2008, our closing stock price was $4.98. Based upon our closing stock price on March 20, 2008, it would represent a one year total shareholder return of −93.1%, and annualized total shareholder return for three years and five years of −56.1% and −30.4%, respectively. Our long-term incentives have historically delivered value to the NEOs through appreciation in the value of their stock options, SARs, deferred and restricted stock awards and other stock holdings based upon our historical stock price appreciation. In this regard, the Committee notes that our stock price presently stands at an all-time low; consequently, none of the outstanding awards presently maintain any “in-the-money” value for our NEOs. The Committee believes this situation may present material risk to RHD in terms of retention and shareholder value performance with respect to our executives; accordingly, it is in the process of considering, in consultation with its independent consultant, various alternatives for providing incentives for retention and shareholder value creation to our executives by way of long-term incentive compensation during 2008.

We do not adjust the level of equity awards granted as the long-term incentive component of an executive’s total direct remuneration for a given year in light of the value of retirement benefits or severance benefits and, conversely, we do not adjust the level of retirement benefits or severance payments based on the value of an executive’s RHD stock holdings, stock options, SARs, other equity awards or other compensation. We believe that retirement and severance programs serve a function different from that of equity incentive awards, the amount of which we calibrate in our benchmarking process in setting total direct remuneration levels. In particular, we value equity awards at grant, but take the view that any value ultimately realized by exercise of an option or SAR or by retaining shares acquired in connection with equity awards represents the executive’s reward for creating shareholder value, shared by our shareholders and the executive alike.

Repricing of outstanding awards

In March 2008, our Board of Directors approved, subject to stockholder approval, which was subsequently obtained, a program under which our current employees will be permitted to surrender certain presently outstanding stock options and SARs, with exercise prices substantially above the current market price of our common stock, in exchange for new SARS, with new vesting requirements and an exercise price equal to the fair market value of our common stock on the grant date. We refer to this as the exchange program.

The exchange program is designed to provide eligible employees with an opportunity to exchange deeply underwater options and SARs for new SARs covering fewer shares, but with an exercise price based on the current, dramatically lower market price, and requiring another three years of future service in order to fully vest. The exchange program will not restore any of the lost in-the-money value of any employee’s eligible awards, but will provide an opportunity to participate in future stockholder value creation through appreciation in our stock price.

The Compensation and Benefits Committee established the exchange ratios for the various tranches to target the weighted average maximum of one new SAR for every 3.7 shares underlying eligible awards. The weighted average exchange ratio for eligible awards held by senior management members (as described below) is 1 to 3.8, whereas the weighted average exchange ratio for eligible awards held by all other eligible employees is 1 to 3.5. As a result, in order to receive one new SAR, the senior management member will need to exchange awards covering a greater number of shares than awards exchanged by other eligible employees in the exchange program.

All new SARs will have a stated expiration date of seven years after the grant date and will vest as to one-third of the underlying shares on each of the first three anniversaries of the grant date. In addition, certain members of our senior management who participate in the exchange program will receive new SARs that only will become exercisable upon achievement of the below specified stock appreciation targets in addition to the service-based vesting schedule applicable to all new SARs. These senior management members are our named executive officers, three other members of our executive committee and our three general managers of sales. Exercisability of new SARs granted to senior management members will be conditioned upon the achievement of specified stock price appreciation targets. In addition, these performance conditions to exercisability of the new SARs granted to senior management members will be deemed satisfied prior to achievement of the respective stock price appreciation targets upon the occurrence of certain events, including a change of control, voluntary or involuntary termination, death, disability or retirement. Certain events effectively accelerate the exercisability of one-third of the total new SARs granted to each senior management member if any stock price appreciation target has yet to have been met at that time.

Each new SAR will have an exercise price equal to the average of the high and low market prices of our common stock as reported on the New York Stock Exchange on the trading day immediately preceding the day of grant.

Retirement programs

Retirement benefits provided to NEOs are modest and estimated to rank significantly below median as compared to general industry and peers with such programs.

Defined benefit plans

In 2007, all of the NEOs participated in a tax-qualified defined benefit pension plan for RHD employees and in a nonqualified benefit restoration plan generally on the same terms as other salaried employees. We provide defined benefit pensions to the NEOs because we provide similar benefits to most of our employees. See “Pension benefits” below.

401(k) and deferred compensation plans

The named executive officers participate in the R.H. Donnelley 401(k) Savings Plan and are eligible to defer additional compensation under non-qualified deferred compensation plans.

Our 401(k) Savings Plan is a tax-qualified retirement savings plan available to substantially all RHD employees. Participating employees may contribute up to 75% of eligible compensation on a pre-tax or after-tax basis, provided that pre-tax contributions in a year may not exceed the limit imposed by federal tax rules. RHD makes a matching contribution each pay period equal to 50% of the employee’s contributions (excluding employee contributions above 6% of eligible compensation). The NEOs are eligible to participate (and all of them do so) and receive this RHD matching contribution.

The NEOs can defer additional cash compensation under our Deferred Compensation Plan, which we refer to as the DCP. The DCP is an unfunded, non-qualified plan available to selected management and highly compensated employees, including the NEOs and most of our non-executive officers. Each participating officer may defer receipt of a specified portion of his or her salary or annual incentive and have the deferred amount credited to a notional account under the DCP. Deferrals are limited only to the extent necessary to allow us to deduct amounts for current tax withholding and for contributions to pay for group health and other benefits. Amounts deferred are deemed invested in one or more notional investments specified by the participant. Account balances are paid in future years in cash (in a single sum or in installments) according to the participant’s elections, account balance and retirement eligibility.

Our 2005 Plan permits the NEOs and other officers participating in the annual incentive program to defer any portion of their annual award to be paid in stock. Beginning with respect to 2006 awards, annual incentive program awards are paid entirely in cash. However, the stock component of annual incentive awards deferred prior to 2006 is treated as a deferral under the 2005 Plan and credited to a notional account denominated in shares. If we pay cash dividends on our stock, the officer’s notional account will be credited with additional shares equivalent to such dividends. Deferred stock account balances are paid in future years in shares of RHD stock according to the participant’s elections, account balance and retirement eligibility.

Participants, who defer compensation or stock bonuses, if any, enjoy the benefit of saving money on a pre-tax basis, because income taxes are deferred until the benefits are paid. RHD’s costs in offering these benefits include modest administrative expenses and the cost of delayed income tax deductions on amounts deferred. We offset most of our DCP obligations by purchasing universal life insurance contracts and directing investments within those contracts to mirror participant investment elections. The DCP is administered in compliance with Section 409A of the Internal Revenue Code, which we refer to as Code Section 409A.

Severance policies

Severance protection is provided to all our executives with employment agreements under the terms of their employment agreements, and to other executives under our executive severance policy. We believe this protection fosters a long term perspective and permits executives to focus upon executing our strategy and enhancing sustainable shareholder value without undue concern or distraction. As discussed above, this protection is also designed to be fair and competitive to aid in attracting and retaining experienced executives. When recruited from another company, the executive generally will seek to be protected in the event he or she is terminated without cause or we take actions giving him or her good reason to terminate his or her employment with us. We believe that the protection we provide — including the level of severance payments and post-termination benefits — is appropriate in terms of fostering long term shareholder value enhancing performance, and within the range of competitive practice, thereby facilitating recruiting and retention of key talent.

In line with competitive practices, severance payments and benefits are increased should the executive be terminated without cause or were to terminate for good reason within two years after a change in control. This protection, while potentially costly, provides a number of important benefits to RHD. First, it permits an executive to evaluate a potential change in control transaction while relatively free of concern for his or her own situation, and ameliorates any conflict between his or her own interests and those of our shareholders. Second, change in control transactions take time to unfold, and a stable management team can help to preserve our operations in order to enhance the value delivered to our shareholders from a transaction or, if no transaction is consummated, to ensure that our business will continue without undue disruption afterwards. We believe that the potential cost of executive change in control severance payments and benefits, as a percentage of the potential transaction price, would be well within the range of reasonable industry practice, and represents an appropriate cost relative to the benefits to us and our shareholders. It should be noted that, although our change in control benefits provide for the vesting of certain previously awarded equity grants immediately upon a change in control, our executives voluntarily waived such rights in our last three strategic transactions in consideration of the fact that they would continue to constitute the management team of the applicable combined company.

Benefit programs

Benefits are part of the overall competitive compensation program designed to attract and retain employees, including executives. The NEOs participate in the same benefit programs as our general employee population, with certain additional benefits made available to them described in the table above under “Perquisites” and in footnote 5 to the Summary Compensation Table below.

Tax deductibility

Code Section 162(m) limits the tax deductions that a public company can claim for compensation to some of its named executive officers. We generally seek to preserve such corporate tax deductibility for compensation to the extent practicable, although the Committee retains flexibility to approve, when appropriate, compensation arrangements which promote the objectives of our compensation program but which do not qualify for full tax deductibility. We intend that performance-based compensation authorized and earned under the annual incentive program, and amounts to be realized in the future under the SARs granted as part of 2007 compensation, qualify as performance-based compensation and therefore was or will be fully tax-deductible by us without limitation under Code Section 162(m) Accordingly, to date, we have not accrued for financial reporting purposes, any expense for prior awards with respect to which a portion of the compensation resulting from such awards would not be deductible by us, although guidance on the requirements of Code Section 162(m) is not complete, so there can be no assurance that the IRS will allow all tax deductions with respect to all such compensation. In connection with our permitting personal use of our corporate aircraft by named executive officers, a portion of our related expense is non-deductible under recent changes to U.S. federal income tax law. We treat such personal use as compensation, as reported in the “All Other Compensation” column of the Summary Compensation Table. The value of the disallowed tax deductions for 2007, based on our estimated marginal federal income tax rate, was $79,000 in the aggregate.

2008 compensation program for named executives

In February 2008, the Committee established our compensation program for senior executives for 2008. The Committee intends to review the competitive positioning of our program later in 2008 when 2007 market data becomes available, although it does not presently intend to make any material adjustments to NEO compensation during 2008. In general, the 2008 compensation program has been structured in a manner substantially similar to the 2007 program described above; although, despite achieving target performance in 2007 with respect to annual incentive targets, in light of the dramatic decline in our stock price during the latter part of 2007 and into 2008, as well as the challenging economic environment that faces RHD in 2008, the Committee awarded no increases in base salary, annual incentive target or total direct remuneration target to any NEO or other senior executive for 2008, except that Mr. Bednarz’s long-term incentive target was increased based upon his assuming additional responsibilities in 2008, and Mr. McDonald’s long-term incentive target was decreased based upon the transfer of some of his prior responsibilities to Mr. Bednarz so that he can concentrate upon his duties as chief revenue officer.

The Committee also eliminated the use of equity awards at lower levels of the organization, and utilized RSUs in lieu of, or in combination with, SARs in awarding long term incentive compensation to management-level employees, including the NEOs, in order to conserve shares under the 2005 Plan. Moreover, the Committee has under review our retirement programs in view of internal considerations, as well as marketplace standards. Lastly, the Committee also notes that our stock price presently stands at an all-time low; consequently, virtually no outstanding awards presently maintain any “in-the-money” value for our employees, including the NEOs. The Committee believes this situation may present material risk to RHD in terms of retention and shareholder value performance with respect to our executives and other key employees; accordingly, it is in the process of considering, in consultation with its independent consultant, various alternatives for providing incentives for retention and shareholder value creation to our executives and other key employees through long-term incentive compensation during 2008.

Decision-making responsibility

Governance of our compensation program is the responsibility of the Committee, which consists solely of independent directors. The Committee works with management, in particular the Chief Executive Officer and the Senior Vice President — Human Resources, in making decisions regarding our compensation program. While management is invited to participate in the process and to express their opinions and views, the Committee is the ultimate arbiter of all matters involving executive compensation. The Committee also has retained Steven Hall & Partners, a nationally-known compensation consulting firm, to assist in gathering and analyzing market data, advising the Committee on compensation standards and trends, advising the Committee with respect to proposals by management with respect to executive compensation, and assisting in the implementation of policies and programs. The Committee will retain the services of other consultants from time to time, as deemed necessary or appropriate based on the need for specialized expertise or the desire for additional perspective on particularly complex issues. For example, in 2006, the Committee retained Semler Brossy Consulting Company with respect to the review of our 2007 peer group. Other consulting firms assist us on projects requiring specialized expertise, such as benefits and retirement plan design. All such consultants are retained by and serve at the pleasure and direction of the Committee, report directly to the Committee (although they may discuss pertinent matters directly with management from time to time), with RHD paying all related fees of such consultants as directed by the Committee.

The following tables and accompanying narrative should be read in conjunction with “Compensation discussion and analysis” above.

Summary of officer compensation during 2007

The following table summarizes the total compensation of our NEOs for 2007. The NEOs are our Chief Executive Officer, our Executive Vice President and Chief Financial Officer and our three other most highly compensated executive officers serving as such at December 31, 2007. Compensation payable, but deferred at the election of the NEO, is shown in the table without regard to such deferral.

Summary Compensation Table — Fiscal 2007

							Change in
							Pension
							Value and
							Non-
						Non-Equity	qualified
						Incentive	Deferred	All
					Option/	Plan	Compen-	Other
				Stock	SARs	Compen-	sation	Compen-
Name and Principal		Salary	Bonus	Awards	Awards	sation	Earnings	sation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)(1)	(d)	(e)(1)	(f)(1)	(g)(2)	(h)(3)	(i)(4)	(j)

David Swanson	2007	931,662	0	1,376,608	5,635,210	1,233,144	230,966	118,270	9,525,860
Chairman and Chief	2006	846,615	0	407,549	4,501,072	1,056,550	131,226	163,775	7,106,787
Executive Officer
Peter McDonald	2007	615,247	0	1,102,103	3,772,506	510,715	131,961	49,077	6,181,609
President and Chief	2006	595,961	0	113,647	2,314,779	596,640	85,786	50,795	3,757,608
Operating Officer
Steven Blondy	2007	489,011	0	308,538	1,744,773	387,375	42,598	41,989	3,014,284
Executive Vice President	2006	449,303	0	73,306	1,946,870	419,513	31,248	37,581	2,957,821
and Chief Financial Officer
George Bednarz	2007	307,349	0	29,489	826,246	201,435	63,876	28,629	1,457,024
Senior Vice President	2006	254,081	0	70,522	789,588	186,450	47,139	29,128	1,376,908
— Operations
Robert Bush	2007	407,624	0	52,265	661,821	263,415	22,933	32,161	1,440,219
Senior Vice President,	2006	347,281	0	33,564	762,502	261,030	19,926	28,290	1,452,593
General Counsel and Corporate Secretary

(1)	The compensation amounts reported in the “Stock Awards” and “Option/SAR Awards” columns reflect the expense that we reported in our consolidated financial statements under SFAS No. 123(R) without regard to estimated forfeitures related to service-based vesting conditions. These amounts reported in 2007 consist of a portion of the fair value of the share-based awards that vested in 2007 or later, including awards granted before 2007. These amounts reported in 2006 consist of a portion of the fair value of the share-based awards that vested in 2006 or later, including awards granted before 2006. For this purpose, the fair value of an award is apportioned over the period during which the award is expected to vest. The fair value of a stock award is equal to the average of the high and low trading prices of our stock on the grant date. The fair value of SARs is determined using the Black-Scholes option pricing model. Our Black-Scholes assumptions for financial statement purposes are described in Note 8 of the notes to the consolidated financial statements included herein.

(2)	Amounts reported in this column represent the cash annual incentive award paid for annual performance under our Annual Incentive Plan. These amounts for 2007 performance were paid in early March 2008 and for 2006 performance were paid in early March 2007. See “— Grants of plan-based awards during 2007” below and “— Compensation discussion and analysis — Total direct remuneration — Annual incentives for 2007” above for a further explanation of our annual incentive awards.

(3)	Amounts listed as “Change in Pension Value and Nonqualified Deferred Compensation Earnings” reflect solely the change during the year in the actuarial present value of each NEO’s pension benefit. Our deferred compensation plan does not provide for above-market or preferential earnings on non-qualified deferred compensation and therefore no such amounts are included in the table above.

(4)	The “All Other Compensation” column for 2007 includes the following:

		Personal
	Personal	Use of
	Financial	Company	DC Plan
	Planning	Aircraft	Contribution(a)	Other(b)	Total

David Swanson	$13,422	$34,635	$6,750	$63,463	$118,270
Peter McDonald	$13,717	$738	$6,750	$27,872	$49,077
Steve Blondy	$12,993	$0	$6,750	$22,246	$41,989
George Bednarz	$12,859	$0	$6,750	$9,020	$28,629
Robert Bush	$13,062	$0	$6,750	$12,349	$32,161

(a)	“DC Plan Contributions” reflect our contributions under our 401(k) Plan, as reported by our plan record keepers prior to audit and any adjustments. The 401(k) plan is a tax-qualified defined contribution plan.

(b)	“Other” compensation for Mr. Swanson includes $8,339 for club dues, $2,118 for participation in our executive health program, and a $53,006 payment, which we refer to as 401(k) Equalization Payment, equal to the amount we would have contributed as a matching contribution to the 401(k) Plan in 2007 but for the contribution limitations under Federal tax laws. “Other” compensation for Mr. Blondy includes $2,118 for participation in our executive health program and a $20,128 401(k) Equalization Payment. “Other” compensation for Messrs. McDonald, Bednarz and Bush represent 401(k) Equalization Payments.

Grants of plan-based awards during 2007

The following table provides information regarding equity-based and non-equity based incentive awards granted to each NEO for the year ended December 31, 2007 under the 2005 Plan.

Grants of Plan-Based Awards — Fiscal 2007

					Estimated
					Future	All Other		Grant
					Payouts	Option/SAR		Date
					Under	Awards:	Exercise or	Fair
					Equity	Number of	Base	Value of
		Estimated Future Payouts Under			Incentive	Securities	Price of	Stock and
		Non-Equity Incentive Plan Awards			Plan	Underlying	Option/SAR	Option/SAR
		Threshold	Target	Maximum	Awards	Options/SARs	Awards	Awards
Name	Grant Date	($)	($)	($)	(#)	(#)	($/Sh)	($)
(a)	(b)	(c)(1)	(d)(1)	(e)(1)	(f)	(g)(2)	(h)	(i)(3)

Dave Swanson	2/27/2007	298,438	1,193,750	3,581,250	0	0	0	0
	2/27/2007	0	0	0	0	192,851	74.31	4,297,704
Peter McDonald	2/27/2007	123,600	494,400	1,483,200	0	0	0	0
	2/27/2007	0	0	0	0	102,574	74.31	2,285,872
Steven Blondy	2/27/2007	93,750	375,000	1,125,000	0	0	0	0
	2/27/2007	0	0	0	0	76,073	74.31	1,695,294
George Bednarz	2/27/2007	48,750	195,000	585,000	0	0	0	0
	2/27/2007	0	0	0	0	23,375	74.31	520,914
Robert Bush	2/27/2007	63,750	255,000	765,000	0	0	0	0
	2/27/2007	0	0	0	0	27,040	74.31	602,589

(1)	Amounts shown in these columns reflect threshold, target and maximum payout levels under our Annual Incentive Plan for 2007 performance. In February 2007, the Committee established certain performance measures, performance objectives and relative weightings under our Annual Incentive Plan for 2007. See “— Additional information relating to summary compensation table and grants of plan-based awards table” below and “— Compensation discussion and analysis — Total direct remuneration — Annual incentives for 2007” above for a detailed explanation of these measures, and certain adjustments that were made by the Committee, and the performance objectives and relative weightings with respect to each measure. In February 2008, the Committee assessed actual performance for 2007 against these performance objectives and determined final payout amounts that were paid during March 2008. See “— Additional information relating to summary compensation table and grants of plan-based awards table” below and “— Compensation discussion and analysis — Total direct remuneration — Annual incentives for 2007” and “— Pay-for-performance analysis” above for a detailed explanation of actual performance against these performance objectives and the resultant payouts.

(2)	On February 27, 2007, we granted to Messrs. Swanson, McDonald, Blondy, Bednarz, and Bush their regular annual grant of stock-settled SARs. The numbers of SARs granted to each of them is shown in the table above.

(3)	The fair value of SARs is determined using the Black-Scholes option pricing model. Our Black-Scholes assumptions for financial statement purposes are described in Note 8 of the notes to our consolidated financial statements included herein. For compensation purposes, we compute a fair value of SARs using the Black-Scholes option pricing model as provided to us by Steven Hall & Partners. In general, the assumptions used by Steven Hall & Partners are the same as those used for calculating fair value for purposes of our financial statements, except that Steven Hall & Partners calculates volatility using an average of our most recent 260 day, 3-year monthly and 5-year monthly volatility and does not discount award values for estimated forfeitures related to service-based vesting conditions as we do for financial statement purposes.

Additional information relating to summary compensation table and grants of plan-based awards table

The following narrative provides certain background information to provide the reader with a better understanding of the compensation amounts shown in the Summary Compensation Table and Grants of Plan-Based Awards Table above. It should be read in conjunction with the footnotes to those tables and “— Compensation discussion and analysis” above.

Non-equity incentive plan compensation

The NEOs earned awards under the Annual Incentive Plan in 2007 based on the level of achievement with respect to three performance measures, which were determined by the Committee to be the key drivers of shareholder value creation, focal elements in our profitable growth strategy and key criteria by which management plans and monitors our business:

•	Advertising sales growth (50%)

•	EBITDA (35%)

•	Free cash flow per share (15%)

The Committee determined the above-noted relative weightings of each of these three performance measures to best reflect, in its view, the key drivers of shareholder value creation. Advertising sales was accorded the most weight in 2007 so as to focus on top line growth for 2007. The Committee also determined a level of targeted payout (represented as “ Target” in the Grants of Plan-Based Awards table above) as a percentage of base salary for each NEO.

The Committee then specified a schedule of performance objectives and performance levels and payout levels for these performance measures. Achievement between specified performance levels would result in a payout level based on straight-line interpolation between the two closest specified performance objectives included in the table. There is no payout on any performance measure for which actual performance does not meet a designated threshold level (at which level a 25% payout would be payable). The maximum payout under the Annual Incentive Plan for all performance measures combined may not exceed 300% of the NEO’s target annual incentive.

In February 2008, the Committee assessed performance for 2007 under our Annual Incentive Plan and determined final payout levels. The Committee determined that (a) advertising sales growth of -0.2%

represented 46.5% of target; (b) EBITDA of $1451.4 million represented 162.7% of target; and (c) free cash flow per share of $8.57 represented 153.7% of target. Weighting these performance/payout levels as described above, the Committee determined that the final overall payout level for the annual incentive for each NEO would be 103.3% of their individual target annual incentive. As discussed above, these payouts were made entirely in cash in early March 2008. While our advertising sales performance for 2007 was below our expectations, our EBITDA margin leads the industry and we generated strong cash flow during 2007. The Committee is mindful of the dramatic decline in our stock price during the latter part of 2007 and into 2008, but it believes that our operational and financial performance during 2007 warrants the foregoing annual incentive payouts. A reconciliation between these non-GAAP measures and the most comparable GAAP measures appears on pages 152-153 of this prospectus.

In accordance with our team philosophy, annual incentives paid to NEOs are based strictly upon these corporate performance measures, with Committee discretion limited to downward adjustments based upon individual performance or other considerations. No such downward adjustments were made to any of the NEOs’ annual incentive payouts with respect to 2007 performance.

See “— Compensation discussion and analysis — Total direct remuneration — Annual incentives for 2007” for a more detailed explanation of these matters.

Employment agreements

The terms and conditions of each of the employment agreements with our NEOs are substantially similar, except where specified below. We have employment agreements with all of these continuing NEO’s, other than Mr. Bednarz, who is covered under our executive severance policy. The executive severance policy provides comparable benefits as set forth below.

As of December 31, 2007, the compensation of the NEOs as provided by their respective employment agreements and other compensation arrangements was as follows:

			Guideline
		Guideline	Annual
		Annual	Stock
		Incentive	Award
		Opportunity	Opportunity		Severance
		(% of	(% of		Upon Change
Name	Base Salary	Base Salary)	Base Salary)	Severance(1)	in Control(1)

Dave Swanson	$955,000	125%	365%	2 times	3 times
Peter McDonald	$618,000	80%	300%	2 times	3 times
Steven Blondy	$500,000	75%	275%	2 times	3 times
George Bednarz	$325,000	60%	130%	1.5 times	2 times
Robert Bush	$425,000	60%	115%	1.5 times	2 times

(1)	Severance payments are equal to the specified multiple of base salary plus guideline annual incentive. See “— Payments Upon Termination or Change-in-Control” below for a discussion of the circumstances under which severance payments may be triggered and more detailed information about the amounts payable for each NEO.

For 2008, the Committee awarded no increases in base salary, annual incentive target or total direct remuneration target to any NEO (other than Mr. Bednarz’s long-term incentive target based upon his assuming additional responsibilities in 2008), and made no material changes to the foregoing severance benefits for any NEO.

The remaining principal terms of the employment agreements and arrangements with our NEOs are as follows:

Term	The employment agreements are subject to automatic one-year renewals, unless notice has been given 90 days prior to the scheduled termination date for the agreement. Any non-renewal of the employment agreement by us would be considered a termination without Cause.

Additional Compensation	Each NEO is eligible to participate in all bonuses, long-term incentive compensation, stock options and other equity participation arrangements made available to other senior executives.

Benefits	Each NEO is eligible to participate in all employee benefit programs (including perquisites, fringe benefits, vacation, pension and 401(k) Plan participation and life, health, accident and disability insurance) no less favorable than in effect prior to their execution of his employment agreement.

Termination without Cause by RHD not arising from or within two years after a Change in Control	Each NEO receives a cash lump sum payment equal to two times (one-and-one half times for Messrs. Bednarz and Bush) base salary plus guideline annual incentive. Each NEO also receives continuation of benefits for two years (one-and-one half years for Messrs. Bednarz and Bush). Terminated NEOs are also eligible to receive a cash payment of a pro rata portion of the guideline annual incentive.

Termination arising from, and within two years after, a Change in Control	Each NEO receives a cash lump sum payment equal to three times (two times for Messrs. Bednarz and Bush ) the sum of base salary plus guideline annual incentive and continuation of benefits for three years (two years for Messrs. Bednarz and Bush). In addition, under the 2005 Plan, the 2001 Stock Award and Incentive Plan and predecessor plans, upon a Change in Control, certain awards may vest and become fully payable as provided in the relevant Plan and/or grant documents. If negotiations commence prior to a termination of employment but eventually result in a Change in Control within two years, then the NEO shall be treated as having been terminated within two years following a Change in Control and, therefore, shall be entitled to the benefits described above. Terminated NEOs are also eligible to receive a cash payment of a pro rata portion of the guideline annual incentive.

Death/Disability/Retirement	Each NEO (or beneficiary) receives salary through date of termination and a pro rata portion of the target annual incentive. Each NEO also receives continuation of benefits to age 65 in event of Disability. Outstanding equity awards are subject to accelerated vesting in the event of Death, Disability or Retirement or a Change in Control, and such equity awards may be exercised until the earlier to occur of one year after the date of such termination or the established expiration date of such award.

Excise Tax	The compensation of each NEO will be “grossed up” for any excise tax imposed under Section 4999 of the U.S. Internal Revenue Code relating to any payments made on account of a change in control or a termination of the NEOs employment. However, if total payments associated with such change in control are less than

360% of the executive’s “base amount” under applicable tax rules, the total payment will be reduced to the level at which no excise tax would apply, and therefore no gross up will be paid.

Restrictive Covenants	Non-compete — during employment and 12 months following termination, the NEO shall not directly or indirectly engage in any business which is in competition with any line of business conducted by RHD or its affiliates.

Non-solicitation — during employment and 12 months following termination, the NEO shall not solicit or otherwise interfere with RHD’s relationship with its employees, customers and suppliers.

Confidentiality — during employment and at all times thereafter the NEO shall not disclose to any third party RHD’s confidential and/or proprietary information.

During 2008, we intend to negotiate with the NEOs certain revisions to these employment agreement provisions to ensure documentary compliance with Code Section 409A, as well as to reflect the IRS’ latest interpretation of Code Section 162(m). See “— Payments upon termination or change-in-control” below for a more detailed description of payments and benefits due to the NEOs upon certain termination events or Change in Control.

Capitalized terms used under this caption “Employment Agreements” have the meanings as defined in the relevant employment agreements.

Outstanding equity awards at fiscal year-end

The following table provides information regarding all outstanding SARs/Options and other equity awards held by the NEOs at year-end 2007.

Outstanding Equity Awards At Fiscal Year-End

					Stock Awards
								Equity
								Incentive
							Equity	Plan Awards:
							Incentive	Market
						Market	Plan Awards:	or Payout
					Number of	Value of	Number	Value of
	Options/SARs Awards				Shares or	Shares or	of Unearned	Unearned
	Number of	Number of			Units of	Units of	Shares,	Shares,
	Securities	Securities			Stock	Stock	Units or	Units or
	Underlying	Underlying			That	That	Other	Other
	Unexercised	Unexercised	Option/SARs		Have	Have	Rights That	Rights That
	Options/SARs	Options/SARs	Exercise	Option/SARs	Not	Not	Have	Have
	(#)	(#)	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)(1)	(d)	(e)	(f)(2)	(g)(2)	(h)	(i)

David Swanson	—	—	—	—	30,309	1,105,369	—	—
	88,403	—	29.510	05/01/12	—	—	—	—
	450,000	—	25.540	10/25/09	—	—	—	—
	141,800	—	41.095	02/26/11	—	—	—	—
	288,462	—	41.580	07/28/11	—	—	—	—
	200,000	100,000	65.000	10/03/12	—	—	—	—
	—	192,851	74.310	02/27/14	—	—	—	—

					Stock Awards
								Equity
								Incentive
							Equity	Plan Awards:
							Incentive	Market
						Market	Plan Awards:	or Payout
					Number of	Value of	Number	Value of
	Options/SARs Awards				Shares or	Shares or	of Unearned	Unearned
	Number of	Number of			Units of	Units of	Shares,	Shares,
	Securities	Securities			Stock	Stock	Units or	Units or
	Underlying	Underlying			That	That	Other	Other
	Unexercised	Unexercised	Option/SARs		Have	Have	Rights That	Rights That
	Options/SARs	Options/SARs	Exercise	Option/SARs	Not	Not	Have	Have
	(#)	(#)	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)(1)	(d)	(e)	(f)(2)	(g)(2)	(h)	(i)

Peter McDonald	—	—	—	—	18,720	682,718
	500	—	29.120	05/22/11	—	—	—	—
	236,000	—	25.540	10/25/09	—	—	—	—
	65,600	—	41.095	02/26/11	—	—	—	—
	138,750	—	41.580	07/28/11	—	—	—	—
	100,000	50,000	65.000	10/03/12	—	—	—	—
	—	102,574	74.310	02/27/14	—	—	—	—
Steven Blondy	—	—	—	—	12,559	458,027	—	—
	75,000	—	28.745	03/01/12	—	—	—	—
	40,000	—	25.540	10/25/09	—	—	—	—
	41,300	—	41.095	02/26/11	—	—	—	—
	87,500	—	41.580	07/28/11	—	—	—	—
	100,000	50,000	65.000	10/03/12	—	—	—	—
	—	76,073	74.310	02/27/14	—	—	—	—
George Bednarz	—	—	—	—	722	26,331	—	—
	31,680	—	15.313	07/14/08	—	—	—	—
	10,736	—	16.531	02/22/10	—	—	—	—
	10,736	—	24.750	01/31/11	—	—	—	—
	12,000	—	26.585	02/13/12	—	—	—	—
	82,000	—	25.540	10/25/09	—	—	—	—
	23,900	—	41.095	02/26/11	—	—	—	—
	49,712	—	41.580	07/28/11	—	—	—	—
	33,333	16,667	65.000	10/03/12	—	—	—	—
	—	23,375	74.310	02/27/14
Robert Bush	—	—	—	—	769	28,045	—	—
	71,862	—	25.540	10/25/09	—	—	—	—
	22,500	—	41.095	02/26/11	—	—	—	—
	47,596	—	41.580	07/28/11	—	—	—	—
	33,333	16,667	65.000	10/03/12	—	—	—	—
	—	27,040	74.310	02/27/14	—	—	—	—

(1)	All unexercised options and SARs vest ratably over 3 years and have either a 7-year term or a 10-year term from date of grant.

(2)	Amounts in columns (f) and (g) reflect unvested deferred shares granted as a portion of the annual incentive award payout on March 6, 2006 under the 2005 Annual Incentive Plan, which we refer to as the 2005 AIP, and, for Messrs. Swanson, McDonald and Blondy, also reflect performance shares in the form of RSUs granted in December 2006 in the amounts of 26,388 RSUs, 16,492 RSUs, and 11,133 RSUs, respectively. The market value in column (g) is based on the average of the high and low price of RHD common stock on December 31, 2007, which was $36.47. The 2005 AIP grants shown in the table vested on the second anniversary of the grant date. The Committee granted the RSUs to retain our high-performing top management team, to ensure our future growth, to recognize their leadership and valued contributions to our continued success, especially in view of the effort required to integrate and restructure our operations following the Dex Media merger, and to provide an incentive and reward for the future creation of shareholder value. These RSUs required achievement of a performance goal in order to be earned and require three years of continued service in order to become vested, although since Mr. McDonald is retirement-eligible, he is no longer subject to a risk of forfeiture related to vesting. The performance condition required for the earning of the RSUs was satisfied (and thus no longer represents a condition) on February 5, 2007, and, accordingly, are shown in column (f) rather than column (h).

Option/SAR exercises and stock vested during 2007

The following table provides information regarding the exercise of stock options, SARs and similar equity awards by the NEOs, and the vesting and distribution of restricted stock units to the NEOs, during 2007.

Option/SAR Exercises and Stock Vested — Fiscal 2007

	Number of		Number
	Shares	Value	of Shares		Value
	Acquired on	Realized on	Acquired		Realized
	Exercise	Exercise	on Vesting		on Vesting
Name	(#)	($)	(#)		($)
(a)	(b)	(c)	(d)(1)		(e)

David Swanson	145,911	7,583,592	6,136	(2)	442,580
Peter McDonald	24,000	1,343,755	2,912		209,948
Steven Blondy	40,000	1,919,234	2,025	(3)	146,028
George Bednarz	15,307	876,393	1,241		89,529
Robert Bush	0	0	1,185		85,469

(1)	Amounts in column (d) reflect restricted stock units granted March 9, 2005 under the 2004 Annual Incentive Program, which we refer to as the 2004 AIP, and March 6, 2006 under the 2005 AIP. Upon completion of the respective performance periods January 1, 2004 to December 31, 2004 for the 2004 AIP and January 1, 2005 to December 31, 2005 for the 2005 AIP, a dollar amount was determined for each NEO based on our actual financial performance against pre-established performance objectives. The dollar amount was then converted into a number of restricted stock units by dividing the dollar amount of the award by our stock price (calculated as the average of the high and low prices of our common stock on the 10 trading days subsequent to delivery of our respective audited financial statements to the Committee). Each of the 2004 and 2005 AIP grants vested 50% on each of the first two anniversaries of the grant date.

(2)	Settlement of these RSUs remain deferred until seven months following termination of employment in accordance with Mr. Swanson’s deferral elections under the terms of the DCP.

(3)	Of this amount, settlement of 600 RSUs remain deferred until seven months following termination of employment in accordance with Mr. Blondy’s deferral elections under the terms of the DCP.

Pension benefits

Pension Benefits — Fiscal 2007

				Payments
		Number of	Present	During
		Years of	Value of	Last
		Credited	Accumulated	Fiscal
Name	Plan Name	Service	Benefit	Year
(a)	(b)	(c)	(d)	(e)

David Swanson	RHD Retirement Account	21.500	$241,159	$0
	RHD PBEP	21.500	$815,426	$0
Peter McDonald(1)	RHD Retirement Account	12.083	$120,373	$0
	RHD PBEP	12.083	$356,514	$0
Steven Blondy	RHD Retirement Account	4.833	$44,093	$0
	RHD PBEP	4.833	$114,496	$0
George Bednarz	RHD Retirement Account	31.000	$342,186	$0
	RHD PBEP	31.000	$172,003	$0
Robert Bush	RHD Retirement Account	7.167	$51,065	$0
	RHD PBEP	7.167	$54,209	$0

(1)	Mr. McDonald had accrued benefits under the DonTech Retirement Account and the DonTech Pension Benefit Equalization Plan, which we refer to as the DonTech PBEP, at the time of his subsequent hire by RHD. The DonTech Retirement Account merged into the RHD Retirement Account and the DonTech PBEP merged into the RHD PBEP as of January 1, 2007.

Present value of accumulated pension benefits.  For each of the pension plans referenced in the above table, the present values of accumulated benefits are provided as of December 31, 2007, and are based on a discount rate of 6.48% and a retirement age of 65. Assumptions regarding pre-retirement mortality have been disregarded. The actuarial assumptions used in calculating present values are the same as those used in the actuarial valuation of RHD’s pension obligations at December 31, 2007, as set forth in Note 10 of the notes to our consolidated financial statements included herein.

RHD Retirement Account.  The R.H. Donnelley Corporation Retirement Account, which we refer to as the RHD Retirement Account, is a funded and tax-qualified defined benefit pension plan that provides benefits under a “cash balance” formula. Under this formula, pension benefits are based on the participant’s notional account balance. Each month, the participant’s notional account balance is credited with a notional pay credit equal to a percentage of eligible compensation for the month. The percentage is based on the participant’s age and years of service, as follows:

Percentage
Age +	of Eligible
Credited Service	Monthly
at End of Month	Compensation

less than 35	3.00%
between 35 and 44	4.00%
between 45 and 54	5.00%
between 55 and 64	7.50%
between 65 and 74	9.00%
between 75 and 84	10.50%
85 and over	12.50%

Eligible compensation includes the participant’s salary, wages, regular cash bonuses, commissions, overtime pay and severance pay, plus the participant’s pre-tax 401(k) and cafeteria plan contributions. Eligible compensation does not include forms of special remuneration such as retainers, stay bonuses and income derived from equity compensation.

The participant’s notional account balance is also credited with monthly interest credits based on 30-year Treasury rates, with a minimum monthly interest credit rate of 0.25%.

As of December 31, 2007, the RHD Retirement Account covered all employees of RHDI who had attained age 21 and completed at least one year of service. Employees of Dex Media, LocalLaunch and Business.com were not eligible to participate. Participants become fully vested in their accrued retirement benefit upon completion of five years of service or upon attaining age 65 while actively employed. At any time following termination of employment, a vested participant may elect to receive a lump sum payment equal to his or her notional account balance, or monthly payments under an immediate or deferred annuity that is actuarially equivalent to the notional account balance.

R.H. Donnelley PBEP.  The Pension Benefit Equalization Plan of RHD, which we refer to as the RHD PBEP, is an unfunded, non-qualified plan that covers participants in the RHD Retirement Account whose benefits under the RHD Retirement Account are limited by the qualified plan rules. RHD PBEP benefits are based on the participant’s notional account balance. The participant’s notional account balance under the RHD PBEP is equal to the excess of (1) the participant’s “uncapped” notional account balance determined in accordance with the RHD Retirement Account disregarding the Code Section 415 limit on benefits and Section 401(a)(17) limit on compensation, over (2) the participant’s notional account balance under the RHD Retirement Account. We will pay the benefits from our general assets in the form of a lump sum that is equivalent to the RHD PBEP notional account balance.

Nonqualified deferred compensation

Deferred compensation plan.  The NEOs and a select group of other officers and key employees can defer cash compensation under our DCP. The DCP is an unfunded, non-qualified plan. Each participant may defer receipt of a specified portion of his or her salary, bonus or commission income and have the amount deferred credited to a notional account under the DCP. Deferrals are limited only to the extent necessary to allow RHD to deduct amounts for current tax withholding and for contributions to pay for group health and other benefits. Amounts deferred are deemed invested in one or more investment vehicles specified by the participant. Earnings are calculated by reference to the actual investment performance of these investment vehicles. Participants may change their investment allocations monthly.

When participants make their deferral elections, they must designate when and how their account balances will be paid following (1) termination on account of retirement or long-term disability, (2) death, and (3) termination for any other reason. Participants may also elect to have distributions made as of a specified date prior to termination of employment or following a change-in-control. Death benefits are paid in a lump sum, and payment options following any other distribution event include a lump sum or installments over up to five years (15 years for termination on account of retirement or long-term disability). We pay all of the deferred compensation under the DCP in cash from our general assets.

Stock bonus deferrals.  Under our 2005 Plan (and under similar plans established before 2005), we permit the NEOs and other officers to defer the receipt of RHD stock that becomes deliverable pursuant to performance-based incentive awards of restricted stock units. Deferred RHD stock is credited to a notional account denominated in shares. If we pay cash dividends on our stock, the officer’s notional account will be credited with additional shares equivalent in value to such dividends. Deferred stock account balances are paid in future years in shares of RHD stock, according to the participant’s payment elections, account balance and retirement eligibility. Payment options are the same as those available under the DCP.

The following table provides certain information regarding stock deferrals and deferrals under our DCP:

Nonqualified Deferred Compensation — Fiscal 2007

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings	Withdrawals/	Balance
Name	in Last FY	in Last FY	in Last FY	Distributions	at Last FYE
(a)	(b)(1)	(c)	(d)(2)	(e)	(f)

David Swanson	$442,896	$0	$(2,181,108)	$0	$3,758,367
Peter McDonald	$0	$0	$0	$0	$0
Steven Blondy	$42,731	$0	$(114,851)	$0	$1,645,124
George Bednarz	$0	$0	$(212,664)	$0	$295,543
Robert Bush	$181,270	$0	$15,199	$0	$939,609

(1)	The executive contributions reported in column (b) for Messrs. Swanson and Blondy reflect the deferral of RHD stock that would otherwise have been issued and delivered to them in 2007 under the terms of restricted stock units granted on March 9, 2005 under the 2004 AIP and March 6, 2006 under the 2005 AIP. The “Stock Awards” column of the Summary Compensation Table includes expenses related to these deferred awards as follows: Mr. Swanson: $157,782 for 2007 and $407,549 for 2006; and Mr. Blondy: $7,405 for 2007 and $66,375 for 2006. RHD stock deferrals are included in columns (d) and (e) of the Option/SAR Exercises and Stock Vested table above, and have been previously reported in the Summary Compensation Table for previous years. Mr. Bush’s contributions reflect deferrals of salary payable in 2007 and the annual incentive payments payable in 2007 with respect to 2006 performance, which amounts are included in the Summary Compensation Table comprising $20,240 in the “Salary” column for 2007 and $161,030 in the “Non-Equity Incentive Plan Compensation” column for 2006.

(2)	The earnings (loss) reported in column (d) include the change in value of the deemed investments in the participant’s notional account (for deferrals under the DCP) and the change in value of RHD stock credited to the participant’s notional account (for stock deferrals). Our deferred compensation plans do not provide for above-market or preferential earnings on non-qualified deferred compensation, and none of the amounts reported in column (d) are reflected in the Summary Compensation Table above.

Payments upon termination or change-in-control

Severance protection is provided to our NEOs with employment agreements under those agreements, and to other executives under our executive severance policy. We believe this protection fosters a long term perspective and permits executives to focus upon executing our strategy and enhancing sustainable shareholder value without undue concern or distraction. This protection is also designed to be fair and competitive to aid in attracting and retaining experienced executives. We believe that the protection we provide — including the level of severance payments and post-termination benefits — is appropriate in terms of fostering long term shareholder value enhancing performance, and within the range of competitive practice, thereby facilitating recruiting and retention of key talent.

In line with competitive practices, severance payments and benefits are increased should the executive be terminated without cause or voluntarily resign for good reason within two years after a change in control. This protection, while potentially costly, provides a number of important benefits to RHD. First, it permits an executive to evaluate a potential change in control transaction while relatively free of concern for his or her own situation, and ameliorates any conflict between his or her own interests and those of our shareholders. Second, change in control transactions take time to unfold, and a stable management team can help to preserve our operations in order to enhance the value delivered to our shareholders from a transaction or, if no transaction is consummated, to ensure that our business will continue without undue disruption afterwards. We believe that the potential cost of executive change in control severance payments and benefits, as a percentage of the potential transaction price, would be well within the range of reasonable industry practice, and represents an appropriate cost relative to these benefits to RHD and its shareholders. It should be noted that, although our change in control benefits provide for the immediate vesting of certain previously awarded equity grants upon a change in control, our NEOs voluntarily waived such rights in our last three strategic transactions in consideration of the fact that they would continue to constitute the management team of the applicable combined company.

The following table shows the potential value of payments and benefits to each NEO who was serving at December 31, 2007 pursuant to their respective employment agreements and other applicable arrangements and plans under various employment termination and change in control scenarios assuming such events occurred as of December 31, 2007. See “— Additional information relating to summary compensation table and grants of plan-based awards table — Employment agreements” above for other important terms and conditions of employment for our NEOs. Capitalized terms used without definition in this section have the meanings as defined in the relevant employment agreements.

Termination Scenario (12/31/07)	Mr. Swanson	Mr. McDonald	Mr. Blondy	Mr. Bednarz	Mr. Bush

Voluntary Resignation or For Cause
Total	$0	$0	$0	$0	$0

Without Cause or for Good Reason
(Not within two years of CIC)
Pro rata Incentive pay(1)	$1,193,750	$494,400	$375,000	—	$255,000
Severance pay	4,297,500	2,224,800	1,750,000	780,000	1,020,000
Health benefits continuation	13,637	13,637	20,455	15,341	10,228

Total	$5,504,887	$2,732,837	$2,145,455	$795,341	$1,285,228

Within Two Years of CIC
(Without cause or for good reason) Pro rata Incentive pay(1)	$1,193,750	$494,400	$375,000	$0	$255,000
Severance pay	6,446,250	3,337,200	2,625,000	1,040,000	1,360,000
Health benefits continuation	20,455	20,455	30,682	20,455	13,637
Unvested SARs/Options(2)	0	—	0	0	0
Unvested Deferred Shares(2)	143,038	81,277	52,020	26,339	28,053
Unvested RSUs(2)	962,634	601,628	406,132	0	0
Perquisites(3)	75,626	43,733	47,421	26,623	27,306
Outplacement	25,000	25,000	25,000	25,000	25,000
280G/4999 Tax Gross Up(4)	—	1,032,729	—	—	—

Total	$8,866,753	$5,636,422	$3,561,255	$1,138,417	$1,708,996

CIC — Assuming no termination
Unvested SARs/Options(2)	$0	—	$0	$0	$0
Unvested Deferred Shares(2)	143,038	81,277	52,020	26,339	28,053
Unvested RSUs(2)	962,634	601,628	406,132	0	0

Total	$1,105,672	$682,905	$458,152	$26,339	$28,053

Death or Disability
Pro rata Incentive pay(1)	$1,193,750	$494,400	$375,000	—	$255,000
Unvested SARs/Options(2)	0	—	0	0	0
Unvested Deferred Shares(2)	143,038	81,277	52,020	26,339	28,053
Unvested RSUs — pro rata(2)	962,634	601,628	406,132	0	0
Disability — Present Value of Health Benefits through age 65	62,738	46,455	118,024	88,490	92,884

Total	$2,362,160	$1,223,760	$951,176	$114,829	$375,937

Termination Scenario (12/31/07)	Mr. Swanson	Mr. McDonald	Mr. Blondy	Mr. Bednarz	Mr. Bush

Retirement(5)
Unvested SARs/Options(2)	$0	$0	—	$0	—
Unvested Deferred Shares(2)	$71,519	$81,277	—	$13,169	—
Unvested RSUs(2)	481,317	601,628	0	0	0

Total	$552,836	$682,905	$0	$13,169	$0

(1)	Upon termination without cause, death or disability, the Committee may determine, in its sole and absolute discretion, to pay Mr. Bednarz a pro rata incentive award based on our actual financial performance. Pro rata incentive payout is based on actual performance for Mr. Bednarz and target performance for all other NEOs.

(2)	This amount represents the aggregate in-the-money value of the options, restricted stock units, and other equity awards which would become vested as a direct result of the termination event or Change in Control, as the case may be, before the applicable stated vesting date, plus the aggregate value of any performance-based award that would be deemed earned and vested solely as a direct result of the termination event or Change in Control, as the case may be, before the stated earning or vesting date. The stated earning or vesting date is the date at which an award would have been earned or vested absent such termination event or Change in Control, as the case may be. This calculation of value does not attribute any additional value to options based on their remaining term and does not discount the value of awards based on the portion of the vesting period elapsed at the date of the termination event or Change in Control. Represents the “in-the-money” value of stock options/SARs. Stock awards are valued the closing price of our common stock of $36.48 on December 31, 2007. Because Mr. McDonald is currently retirement eligible (age 55 with ten years of service), equity awards are deemed vested for purposes of this calculation and do not accelerate.

(3)	Perquisites include financial planning services and RHD paid life insurance, as well as, in the case of Mr. Swanson, executive health screenings and club membership fees.

(4)	This amount includes any payment of a “gross-up” to offset the estimated amount of the golden parachute excise tax that would apply to each executive and the amount of additional excise tax and income and other taxes payable by the executive as a result of the Change in Control. At December 31, 2007, only Mr. McDonald would have been entitled to such a “gross up” payment assuming that our non-compete provisions have a value equal to one year’s base salary. If no value is ascribed to the non-compete, then the gross-up for Messrs. Swanson and McDonald would be $2,401,498 and $1,355,023, respectively, and no other NEOs would be entitled to any “gross up” payments.

(5)	Reflects 50% of unvested deferred share awards for Messrs. Swanson and Bednarz who are “Early Retirement” eligible or age 50 with 20 years of service at December 31, 2007. Reflects 100% of unvested equity awards for Mr. McDonald who is “Retirement” eligible or age 55 with 10 years of service at December 31, 2007.

In light of (1) the dramatic decline in our stock price during the latter part of 2007 and into 2008, (2) the fact that most executives subject to our share ownership guidelines and insider trading policy described above have accumulated large vested, but unexercised, equity stakes in RHD, (3) RHD’s present stock price stands at an all-time low so that no outstanding awards hold any “in-the-money” value, and (4) potential restructuring activities that may result from recent economic weakness that may impact our financial performance during 2008, the Committee recently adopted a policy that extends the post-termination exercise period of vested options and SARs for such executives (including the NEOs), who meet certain conditions at the time of their involuntary termination. The policy extends the post-termination exercise period for these affected executives from 90 days following involuntary termination to the earlier of (a) the expiration date of the relevant award or (b) between one and two (depending upon the executive) years following involuntary termination. If our stock price appreciates over this extension period, this policy would increase the value of those equity awards to a terminated executive that satisfied the terms and conditions of that policy.

In addition to the incremental value of payments and benefits under the various termination and Change in Control scenarios described above, the NEOs would be eligible for certain deferred compensation and pension payments and benefits, and could realize value through the exercise of previously vested options and SARs, as follows:

Deferred compensation.  The NEOs other than Mr. McDonald participate in deferred compensation plans that permit the deferral of salary, bonus, and commission income. The last column of the Nonqualified Deferred Compensation table reports each NEO’s aggregate nonqualified deferred compensation balance at December 31, 2007. The NEOs are entitled to receive the amount in their deferred compensation accounts in the event of termination of employment in a single sum or in installments in accordance with payout elections specified in their deferral elections. The account balances continue to be credited with increases or decreases reflecting changes in the value of the notional investments specified by the NEO (or increases or decreases in the value of our stock, with respect to RHD stock bonus deferrals) and to accrue interest income or dividend payments, as applicable, between the termination event and the date distributions are made, and therefore amounts received by the NEOs would differ from those shown in the Nonqualified Deferred Compensation table.

Pension benefits.  The Pension Benefits table above describes the general terms of the RHD PBEP, along with the years of credited service and the present value of each NEO’s accumulated benefits under such plans as of December 31, 2007. The table below shows the lump sum pension benefits payable under the RHD PBEP if the NEO had died or terminated employment as of December 31, 2007.

	Immediate	Immediate
	Single-Life	Single-Life
	Annuity	Annuity
	Payable Annually	Payable Annually
	to Executive	to Beneficiary	Projected Single-Life
	Assuming	Assuming	Annuity Commencing
	12/31/2007	Executive’s Death	at Normal
	Termination(1)	on 12/31/2007(2)	Retirement Date(3)

David Swanson	$64,164	$63,449	$407,895
Peter McDonald	$27,920	$25,779	$124,125
Steve Blondy	$9,142	$9,133	$149,746
George Bednarz	$13,525	$13,009	$65,764
Robert Bush	$4,510	$4,488	$145,896

(1)	If a NEO had terminated employment on December 31, 2007, the amount shown is the amount payable to the NEO in January of 2008 under a single-life annuity with monthly payments.

(2)	If a NEO had died as of December 31, 2007, the amount shown is the amount payable to his beneficiary in January of 2008 under a single-life annuity with monthly payments.

(3)	If a NEO terminates employment due to disability and is receiving Social Security disability benefits and benefits under our long-term disability insurance plan, the NEO may defer payment of his pension benefits until age 65. The NEO will continue to earn company pay credits and interest credits under the RHD Retirement Account and the RHD PBEP until age 65 or, if earlier, the date he ceases to be disabled or elects to begin collecting pension benefits under such plans. The amount shown is the annual amount payable to the NEO under a single-life annuity with monthly payments on his normal retirement date, assuming that the NEO terminated employment on December 31, 2007 due to disability, started receiving Social Security disability benefits and benefits under our long-term disability insurance plan, continued to receive such disability benefits until age 65, and elected to defer payment of his RHD Retirement Account and RHD PBEP benefits until his normal retirement date (the first day of the calendar month coincident with or next following his 65th birthday).

Option/SAR exercises.  The table above does not reflect the value the NEOs could realize upon exercise of options and SARs that had already vested as of December 31, 2007. Based on the closing price of our common stock on that date of $36.48, the following amounts could have been realized by the NEOs through exercise of such previously vested options and SARs, whether or not there had occurred a change in control or a termination of employment as of that date: Mr. Swanson, $5,539,169; Mr. McDonald, $2,585,520; Mr. Blondy, $1,017,725; Mr. Bednarz, $2,026,509; and Mr. Bush, $786,170. The closing price of our common stock on March 20, 2008 was $4.98.

Reconciliation of Non-GAAP Measures (Unaudited)

Certain non-GAAP financial information presented below may differ from comparable non-GAAP financial information presented elsewhere in this prospectus, as the following amounts reflect defined elements of our compensation program.

The following table represents a reconciliation of Net income — GAAP to EBITDA and Adjusted EBITDA (1):

2007
(Amounts in millions)

Net income — GAAP	$46.9
Plus tax provision	29.0
Plus interest expense, net	830.9
Less non-operating income	(1.8)

Operating income	905.0
Plus depreciation and amortization	463.1

EBITDA	1,368.1
Plus amortized deferred cost uplift on Dex Media sales contracts as of the merger date	28.9
Plus purchase accounting adjustments related to bad debt expense previously charged to goodwill related to directories acquired in the Dex Media merger and other compensation expense related to the Business.com Acquisition	6.5
Plus SFAS No. 123 (R) non-cash compensation expense	39.0
Plus restructuring charge associated with planned headcount reductions and consolidation of responsibilities to be effectuated during 2008	5.5
Plus non-operating income from gain on sale of investment	1.8
Plus directory revenue resulting from the change to RHD’s method of directory based revenue recognition associated with directories acquired in the Dex Media merger	1.6

Net effect of adjustments to GAAP results	83.3

EBITDA — adjusted	$1,451.4

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents adjusted earnings before interest, taxes, depreciation and amortization. EBITDA and adjusted EBITDA are not measurements of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income or net income prepared in conformity with GAAP. In addition, EBITDA may not be comparable to similarly titled measures of other companies. Net income — GAAP and EBITDA for the year ended December 31, 2007 includes the following:

a.	$39.0 million of non-cash stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment;

b.	$28.9 million of cost uplift associated with the Dex Media merger. As a result of purchase accounting required by GAAP, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the Dex Media merger at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as “cost uplift.”;

c.	$3.2 million of other compensation expense related to the Business.com Acquisition, not all of which has been paid in cash during the period;

d.	$5.5 million restructuring charge associated with planned headcount reductions and consolidation of responsibilities to be effectuated during 2008; and

e.	$1.8 million of non-operating income from a gain on sale of an investment.

Net income — GAAP and EBITDA for the year ended December 31, 2007 excludes the following:

a.	$3.3 million in recoveries and other purchase accounting adjustments related to bad debt expense associated with directories acquired in the Dex Media merger previously charged to goodwill; and

b.	$1.6 million of directory revenue resulting from the change to RHD’s method of directory based revenue recognition associated with directories acquired in the Dex Media merger.

The following table represents a reconciliation of Cash flow from operations — GAAP to Adjusted cash flow from operations and Adjusted free cash flow. The table also presents a calculation of Free cash flow per share (2).

2007
(Amounts in millions)

Cash flow from operations — GAAP	$691.8
Add: Other compensation expense associated with the Business.com Acquisition	2.4

Adjusted cash flow from operations	694.2
Less: Additions to fixed assets and computer software — GAAP	(77.4)

Free cash flow — adjusted	$616.8

Weighted average diluted shares outstanding — GAAP	72.0
Free cash flow per share	$8.57

(2)	Free cash flow per share in 2007 is calculated as adjusted free cash flow divided by weighted average diluted shares outstanding — GAAP.

Advertising sales is a statistical measure and consists of sales of advertising in print directories distributed during the period and Internet-based products and services with respect to which such advertising first appeared publicly during the period. It is important to distinguish advertising sales from net revenue, which is recognized under the deferral and amortization method. 2007 pro forma advertising sales assumes the Business.com Acquisition occurred on January 1, 2007.

Directors compensation

The Committee periodically reviews the level and balance of our non-employee director compensation with the input and assistance of Steven Hall & Partners, an independent executive and board compensation consultant. In conjunction with the Dex Media merger, the Committee, in consultation with its consultant, conducted an assessment of its compensation. As a result of this assessment, the consultant made certain recommendations to the Committee and the Committee made certain recommendations to the Board. Based on these recommendations, the Board determined that, beginning in April 2006, we would pay each non-employee director the following compensation:

•	Annual cash retainer of $40,000, or $48,000 in the case of the chairpersons of the Compensation and Benefits and Corporate Governance Committees, or $52,000 in the case of the chairperson of the Audit and Finance Committee;

•	A fee of $1,200 for each Board meeting ($500 for shorter telephonic meetings) attended, $1,200 for each committee meeting attended, plus $1,000 for each committee meeting attended for which the director serves as chairperson;

•	A fee of $800 to a committee chairperson for attendance at a meeting of a committee he or she does not chair; and

•	The Lead Director will receive an additional cash retainer of $36,000 for service as Lead Director, over and above his $40,000 retainer for Board service.

In addition to the foregoing cash compensation, historically each non-employee director received an annual grant of 1,500 deferred shares of our common stock and an option to purchase 1,500 shares of our common stock as of the date of the annual meeting of stockholders. All such deferred share and option grants vest in three equal installments as of the close of business on the day immediately preceding the date of the three annual meetings of stockholders immediately following the date of grant, subject to accelerated vesting in the event of death, disability or retirement at or after age 65, or a change in control of RHD. Stock options have an exercise price equal to the fair market value of our stock on the date of grant, and expire seven years after grant. Directors may elect to defer any or all of their cash retainer fees into a deferred cash account, which may be deemed invested in various investment alternatives, a deferred share account or options to purchase additional shares of our common stock. All non-cash awards to non-employee directors are made under the 2005 Plan. Due to the recent decline in our stock price, for 2008 and beyond, the Board may increase the number of shares subject to these annual grants following consultation with the Committee’s independent compensation consultant regarding peer company director compensation practices, market trends and other relevant information.

Each non-employee director is required to own at least 5,000 shares of our common stock within three years of becoming a director. Each director who had served at least three years as of February 15, 2008 met this ownership requirement. Each director is entitled to reimbursement for his or her reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board or its committees and related activities.

Director Compensation During 2007

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director who served on our Board of Directors in 2007. Mr. Swanson, an employee of ours, is not compensated for his Board service. The table includes compensation information for Mr. Lewis, who was a member of the Board during 2007, but who did not serve on our Board as of December 31, 2007.

Director Compensation — Fiscal 2007

	Retainers or Fees
	Earned or	Stock	Option/SARS
	Paid in Cash	Awards	Awards	Total
Name	($)	($)	($)	($)
(a)	(b)(1)	(c)(2)(3)	(d)(2)(3)	(e)

Active Directors
Michael P. Connors	65,700	60,796	7,899	134,395
Nancy E. Cooper	52,100	97,192	7,899	157,191
Robert Kamerschen	91,375	166,201	7,899	265,476
Thomas J. Reddin	31,100	16,043	4,874	52,017
Alan F. Schultz	50,200	91,234	7,899	149,333
David M. Veit	55,000	97,192	7,899	160,091
Barry Lawson Williams	71,600	97,192	7,899	176,691
Edwina Woodbury	71,500	98,305	7,899	177,704
Former Directors
Russell T. Lewis	16,300	34,570	0	50,870

(1)	Of this amount, Mr. Kamerschen deferred $68,625 (deferred as 1,226 shares of RHD common stock held in a deferred share account). Settlement of these shares remains deferred until termination of service as a director in accordance with Mr. Kamerschen’s deferral elections.

(2)	The compensation amounts reported in the “Stock Awards” and “Options/SARs Awards” columns reflect the expense that we reported in our 2007 financial statements under SFAS No. 123(R) without regard to estimated forfeitures related to service-based vesting conditions. These amounts consist of a portion of the fair value of the share-based payment awards that vest in 2007 or later, including awards granted before 2007. For this purpose, the fair value of an award is apportioned over the period during which the award is expected to vest. The fair value of a stock award is equal to the average of the high and low trading prices of our stock on the grant date. The fair value of stock options is determined using the Black-Scholes option pricing model. Our Black-Scholes assumptions for financial statement purposes are described in Note 8 of the notes to the consolidated financial statements included herein. For compensation purposes, we compute a fair value for options using the Black-Scholes option pricing model as provided to us by Steven Hall & Partners. In general, the assumptions used by Steven Hall & Partners are the same as those used for calculating fair value for purposes of our financial statements, except that Steven Hall & Partners calculates volatility using an average of our most recent 260 day, 3-year monthly and 5-year monthly volatility and does not discount award values for estimated forfeitures related to service-based vesting conditions as we do for financial statement purposes.

The following table shows the grant date fair value of each grant of deferred shares and stock options to our non-employee directors in 2007 and the aggregate number of stock awards and aggregate number of stock options outstanding and held by them at December 31, 2007.

The fair value of deferred shares is equal to the average of the high and low trading prices of our stock on the grant date. The fair value of stock options is determined using the Black-Scholes option pricing model. Our Black-Scholes assumptions for financial statement purposes are described in Note 8 of the notes to the consolidated financial statements included herein. For compensation purposes, we compute a fair value for options using the Black-Scholes option pricing model as provided to us by Steven Hall & Partners. In general, the assumptions used by Steven Hall & Partners are the same as those used for calculating fair value for purposes of our financial statements, except that Steven Hall & Partners calculates volatility using an average of our most recent 260 day, 3-year monthly and 5-year monthly volatility and does not discount award values for estimated forfeitures related to service-based vesting conditions as we do for financial statement purposes.

On May 3, 2007, we granted to each director then serving an award consisting of 1,500 deferred shares and options to purchase 1,500 shares at $80.675 per share. Upon joining our Board on July 24, 2007, we granted Mr. Reddin an award consisting of 1,500 deferred shares and options to purchase 1,500 shares at $74.645 per share. Each of these awards vest in three equal installments on the day immediately preceding the date of the three annual meetings of stockholders following the date of grant, subject to accelerated vesting in the event of death, disability or retirement at or after age 65, or upon a change in control. Nevertheless, our Board members have voluntarily waived such accelerated vesting in our last three strategic transactions. The stock options expire seven years after grant.

	Granted in 2007		Number of Options, Deferred Shares
	Fair Value	Fair Value	and other Stock Awards Held at
	of Deferred	of Stock	December 31, 2007
	Stock	Options	Deferred	Deferred	Stock	Stock
	at Grant	at Grant	Stock	Stock	Options	Options
	Date	Date	(unvested)	(vested)	(unvested)	(vested)
Name	($)	($)	(#)	(#)	(#)	(#)

Active Directors
Michael P. Connors	121,013	36,449	2,500	5,934	2,500	500
Nancy E. Cooper	121,013	36,449	3,000	6,000	3,000	6,000
Robert Kamerschen	121,013	36,449	13,915	3,000	3,000	12,000
Thomas J. Reddin	111,968	34,016	1,500	0	1,500	0
Alan F. Schultz	121,013	36,449	3,000	1,500	3,000	1,500
David M. Veit	121,013	36,449	3,000	6,000	3,000	6,000
Barry Lawson Williams	121,013	36,449	3,000	12,737	3,000	9,000
Edwina Woodbury	121,013	36,449	3,000	3,000	3,000	3,000
Former Directors
Russell T. Lewis	0	0	0	500	0	0

Independence Determinations

The Board of Directors has unanimously determined that Messrs. Connors, Kamerschen, Lewis (who retired from the Board during 2007), Reddin, Schultz, Veit and Williams and Mdmes. Cooper and Woodbury neither are affiliated persons of RHD nor do they have any material relationship with RHD, and therefore qualify as independent directors within the meaning of all applicable laws and regulations, including the independence standards of the New York Stock Exchange, which the Board has adopted as categorical standards to assist it in making determinations of independence. As a result, independent directors constitute a majority of our Board of Directors. In addition, all members of all Board committees qualify as independent within the meaning of all applicable laws and regulations, including the independence standards of the New York Stock Exchange.

In making these independence determinations, the Board considered all of the automatic bars to independence specified in the respective independence standards of the SEC and the New York Stock Exchange and definitively determined that none of those conditions existed. In addition, the Board considered whether any material relationship beyond the automatic bars existed between RHD and/or its management and/or any of their respective affiliates or family members, on the one hand, and each director or any family member of such director or any entity with which such director or family member of such director was employed or otherwise affiliated, on the other hand. For those directors for whom the Board determined there was a relationship, the Board then considered whether or not the relationship was material or did in fact, or could reasonably be expected to, compromise such director’s independence from management. The Board definitively determined for those directors identified as independent above that either no such relationship existed at all or that any relationship that existed was not material and/or did not so compromise such director’s independence from management. See “Compensation committee interlocks and insider participation; certain relationships and related party transactions” below for a description of certain relationships or other matters the Board considered in making these independence determinations.

Compensation committee interlocks and inside participation; certain relationships and related party transactions

Messrs. Schultz, Connors and Williams serve as members of the Compensation and Benefits Committee, and Messrs. Lewis (until he retired during 2007) and Reddin (until February 2008, when he left the Compensation and Benefits Committee) served as members of the Compensation and Benefits Committee during 2007. No such member of that committee is or has been an officer or employee of RHD and none had interlocking relationships with any other entities of the type that would be required to be disclosed in this prospectus.

Ms. Cooper was the Senior Vice President and Chief Financial Officer of IMS until July 2006. Mr. Kamerschen, who serves as our Lead Director and previously served as chairperson of our Compensation and Benefits Committee, also serves on IMS’ compensation committee, but is not and has never been an executive officer of either company. The Board has unanimously determined that because Mr. Kamerschen is an independent director of both RHD and IMS, and RHD and IMS have no material relationship (as described further below), and Ms. Cooper has since left IMS, his service on both compensation committees did not give rise to any conflict or independence concerns with respect to Mr. Kamerschen.

In addition, as disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, through a series of contractual provisions resulting from a series of spin-offs of various subsidiaries of The Dun & Bradstreet Corporation, or D&B, and due to the fact that RHD is technically the successor to D&B as a result of the structure (i.e., reverse spin) of those spin-off transactions, under certain circumstances IMS may be required to provide indemnification payments to us and/or we may be required to provide certain indemnity payments to IMS with respect to certain pending legal and tax matters. However, D&B (and subsequently Moody’s Corporation agreed to be jointly and severally liable to us for D&B’s obligations) has contractually assumed all obligations of ours with respect to these matters so that practically if IMS were to provide or receive indemnity payments with respect to these matters it would provide or receive such indemnity payments to or from D&B and not us. The Board of Directors carefully considered these matters, including advice from counsel, and has determined that Ms. Cooper and/or IMS are not affiliated persons of RHD, and that no material relationship exists between Ms. Cooper (other than in her capacity as director) and/or IMS on the one hand, and RHD on the other, that could reasonably be expected to compromise her independence from management. This is particularly the case since Ms. Cooper has since left IMS. Accordingly, as set forth above under “Independence determinations,” the Board has unanimously concluded that Ms. Cooper is independent within the meaning of all applicable laws and regulations.

On July 25, 2007, Jacob Winebaum, then Chief Executive Officer of Business.com, entered into an agreement with RHD to purchase 0.1 million shares of RHD common stock for approximately $9.0 million. This agreement became effective on August 23, 2007, the date the Business.com acquisition was completed. Mr. Winebaum was appointed President of RHD Interactive following completion of the Business.com acquisition. Mr. Winebaum has recently voluntarily terminated his employment with RHD to spend more time with his family. He will remain a strategic advisor to RHD.

Related Party Transactions Policy

The Board has adopted a written policy with respect to related person transactions, a copy of which was filed with the SEC on April 4, 2008 as an annex to our proxy statement. This policy applies to our executive officers, directors, director nominees and beneficial owners of more than 5% of our voting securities, as well as immediately family members of those persons. The types of transactions covered by the policy include any financial transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest. Certain enumerated categories of transactions are specifically excluded from the definition of a related party transaction.

Related party transactions are reviewed and approved by either the Audit and Finance Committee or the Corporate Governance Committee of the Board of Directors. If advance approval is not practical, one of the committees will review, and in its discretion ratify the transaction at the next meeting of the committee. The following factors are considered in the review and approval or ratification of a related party transaction:

•	the related person’s interest in the transaction;

•	the approximate dollar value of the amount involved in the transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors.

Security ownership of certain beneficial owners and management

The following table sets forth the number of shares of our common stock beneficially owned as of March 21, 2008 by (i) each of the NEOs, (ii) each of our directors, (iii) all of our directors and executive officers as a group and (iv) owners of more than 5% of the outstanding shares of our common stock. Except as indicated in the footnotes to the table, we believe that the persons named in the table have sole voting and investment power with respect to all shares owned beneficially by them. The mailing address for each of our directors and NEOs listed below is 1001 Winstead Drive, Cary, North Carolina 27513.

	Shares of RHD
	Common Stock
	Amount Beneficially		Percentage
Beneficial Owners	Owned(1)		of Class(1)

David C. Swanson	1,355,381	(2)	1.9%
Peter J. McDonald	601,635	(3)	*
Steven M. Blondy	390,310	(4)	*
George F. Bednarz	282,641	(5)	*
Robert J. Bush	188,972	(6)	*
Michael P. Connors	10,434	(7)	*
Nancy E. Cooper	15,000	(8)	*
Robert Kamerschen	28,915	(9)	*
Thomas J. Reddin	1,500	(10)	*
Alan F. Schultz	7,000	(11)	*
David M. Veit	15,300	(12)	*
Barry Lawson Williams	24,737	(13)	*
Edwina Woodbury	9,000	(14)	*

All Directors and Executive Officers as a Group (19 persons)	3,188,441	(15)	4.4%

Wellington Management Company LLP	9,507,906	(16)	13.8%
75 State Street
Boston, MA 02109

UBS AG	9,332,469	(17)	13.6%
Bahnhofstrasse 45
Zurich, Switzerland

Lord, Abbett & Co. LLC	7,934,800	(18)	11.5%
90 Hudson Street
Jersey City, NJ 07302

Lazard Asset Management LLC	6,527,934	(19)	9.5%
30 Rockefeller Plaza
New York, NY 10012

Vanguard Windsor Funds	6,225,205	(20)	9.0%
100 Vanguard Blvd.
Malvern, PA 19355

Hotchkis and Wiley Capital Management LLC	5,237,315	(21)	7.6%
725 S. Fiegeroa Street, 39th Floor
Los Angeles, CA 90017

GS Investment Strategies, LLC	5,200,000	(22)	7.6%
1 New York Plaza
New York, NY 10004

FMR Corp.	4,629,300	(23)	6.7%
82 Devonshire Street
Boston, MA 02109

*	Represents ownership of less than 1%.

(1)	The amounts and percentage of our common stock beneficially owned are reported on the basis of rules and regulations of the SEC governing the determination of beneficial ownership of securities. Under such rules and regulations, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has a right to acquire beneficial ownership of within 60 days. Under these rules and regulations, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities in which he has no economic interest. As of March 21, 2008, we had 68,787,618 shares of common stock outstanding.

(2)	Includes 1,232,949 shares of our common stock that may be acquired pursuant to options or SARs exercisable as of March 21, 2008 or within 60 days thereafter.

(3)	Includes 575,041 shares of our common stock that may be acquired pursuant to options or SARs exercisable as of March 21, 2008 or within 60 days thereafter.

(4)	Includes 369,158 shares of our common stock that may be acquired pursuant to options or SARs exercisable as of March 21, 2008 or within 60 days thereafter.

(5)	Includes 261,889 shares of our common stock that may be acquired pursuant to options or SARs exercisable as of March 21, 2008 or within 60 days thereafter.

(6)	Includes 184,304 shares of our common stock that may be acquired pursuant to options or SARs exercisable as of March 21, 2008 or within 60 days thereafter.

(7)	Includes 500 shares of our common stock that may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(8)	Includes 6,000 shares of our common stock that may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(9)	Includes 12,000 shares of our common stock that may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(10)	Includes no shares of our common stock that may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(11)	Includes 1,500 shares of our common stock that may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(12)	Includes 6,000 shares of our common stock which may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(13)	Includes 9,000 shares of our common stock which may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(14)	Includes 3,000 shares of our common stock which may be acquired pursuant to options exercisable as of March 21, 2008 or within 60 days thereafter.

(15)	Includes 2,905,908 shares of our common stock that may be acquired pursuant to options or SARs exercisable as of March 21, 2008 or within 60 days thereafter.

(16)	Wellington Management Company LLP filed Schedule 13G/A with the SEC on February 14, 2008 reporting that it beneficially owned 9,507,906 shares of our common stock as of December 31, 2007, with shared voting power over 2,923,591 shares and shared dispositive power over 9,470,111 of those shares.

(17)	UBS AG filed Schedule 13G with the SEC on February 11, 2008 reporting that it beneficially owned 9,332,469 shares of our common stock as of December 31, 2007, with sole voting power over 8,554,421 shares and shared dispositive power over all of those shares.

(18)	Lord, Abbett & Co. LLC filed Schedule 13G/A with the SEC on February 14, 2008 reporting that it beneficially owned 7,934,800 shares of our common stock as of December 31, 2007, with sole voting power over 7,640,700 of those shares and sole dispositive power over all of those shares.

(19)	Lazard Asset Management LLC filed Schedule 13G/A with the SEC on February 6, 2008 reporting that it beneficially owned 6,527,934 shares of our common stock as of December 31, 2007, with sole voting power over 4,121,725 of those shares and sole dispositive power over all of those shares.

(20)	Vanguard Windsor Funds filed Schedule 13G/A with the SEC on February 13, 2008 reporting that it beneficially owned 6,225,205 shares of our common stock as of December 31, 2007, with sole voting power over all of those shares.

(21)	Hotchkis and Wiley Capital Management LLC filed Schedule 13G with the SEC on February 13, 2008 reporting that it beneficially owned 5,237,315 shares of our common stock as of December 31, 2007, with sole voting power over 3,116,628 shares and sole dispositive power over all of those shares.

(22)	GS Investment Strategies LLC filed Schedule 13G with the SEC on February 13, 2008 reporting that it beneficially owned 5,200,000 shares of our common stock as of December 31, 2007, with sole voting and dispositive power over all of those shares.

(23)	FMR Corp. and Edward C. Johnson 3d. jointly filed Schedule 13G/A with the SEC on February 14, 2008 reporting that FMR and various of its affiliates beneficially owned 4,629,300 shares of our common stock as of December 31, 2007, with sole voting power over none of those shares and sole dispositive power over all of those shares. Mr. Johnson is a control person of FMR Corp.

Description of other indebtedness

6.875% senior notes

General

RHD has issued $300 million aggregate principal amount of 6.875% senior notes due 2013. As of March 31, 2008, all $300 million aggregate principal amount of the 6.875% senior notes were outstanding. As of June 25, 2008, an aggregate principal amount of approximately $47.7 million of the 6.875% senior notes was tendered and cancelled in connection with the RHDI exchange offers.

Ranking

The 6.875% senior notes are general unsecured obligations of RHD and:

•	are effectively subordinated to secured obligations of RHD to the extent of the value of the assets securing such obligations; and

•	are equal in right of payment to all existing and future unsecured obligations of RHD that are not, by their terms, expressly subordinated in right of payment to the 6.875% senior notes.

The 6.875% senior notes are not entitled to the benefit of any sinking fund.

Optional redemption

The 6.875% senior notes may be redeemed, in whole or in part, at any time prior to January 15, 2009 at the option of RHD at a redemption price equal to 100% of the principal amount of the 6.875% senior notes redeemed plus the greater of (1) 1.0% of the then outstanding principal amount of the 6.875% senior notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the 6.875% senior notes at January 15, 2009, as set forth in the table below, plus (ii) all required interest payments due through January 15, 2009, excluding accrued but unpaid interest, compounded using a discount rate equal to the treasury rate as of such redemption date plus 50 basis; over (b) the then outstanding principal amount of the 6.875% senior notes.

On or after January 15, 2009, RHD may redeem all or a part of the 6.875% senior notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

Year	Percentage

2009	103.438%
2010	101.719%
2011 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the 6.875% senior notes, each holder of the 6.875% senior notes will have the right to require RHD to repurchase all or any part of such holder’s 6.875% senior notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require RHD to use the proceeds from those asset dispositions to make an offer to purchase the 6.875% notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the 6.875% senior notes contains certain covenants that, among other things, limit RHD’s ability and the ability of some of RHD’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 6.875% senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 6.875% senior notes to become or to be declared to be due and payable.

6.875% series A-1 senior discount notes

General

RHD has issued $365 million aggregate principal amount at maturity of 6.875% series A-1 senior discount notes due 2013. These notes were issued with original issue discount for federal tax purposes. Original issue discount is the difference between the stated redemption price at maturity and the issue price of the notes. As of March 31, 2008, the accreted value of the series A-1 senior discount notes was $340.2 million. As of June 25, 2008, an aggregate principal amount at maturity of approximately $31.2 million of the series A-1 senior discount notes was tendered and cancelled in connection with the RHDI exchange offers.

Ranking

The series A-1 senior discount notes are general unsecured obligations of RHD and:

•	are effectively subordinated to secured obligations of RHD to the extent of the value of the assets securing such obligations; and

•	are equal in right of payment to all existing and future unsecured obligations of RHD that are not, by their terms, expressly subordinated in right of payment to the series A-1 senior discount notes.

The series A-1 senior discount notes are not entitled to the benefit of any sinking fund.

Optional redemption

The series A-1 senior discount notes may be redeemed, in whole or in part, at any time prior to January 15, 2009 at the option of RHD at a redemption price equal to 100% of the principal amount at maturity of the series A-1 senior discount notes plus the greater of (1) 1.0% of the principal amount at maturity of the series A-1 senior discount notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the series A-1 senior discount notes at January 15, 2009, as set forth in the table below, plus (ii) all required interest payments due through January 15, 2009, excluding accrued but unpaid interest, compounded using a discount rate equal to the treasury rate as of such redemption date plus 50 basis; over (b) the principal amount at maturity of the series A-1 senior discount notes.

On or after January 15, 2009, RHD may redeem all or a part of the series A-1 senior discount notes at the redemption prices, expressed as a percentage of the principal amount at maturity, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

Year	Percentage

2009	103.438%
2010	101.719%
2011 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the series A-1 senior discount notes, each holder of the series A-1 senior discount notes will have the right to require RHD to repurchase all or any part of such holder’s series A-1 senior discount notes at a purchase price in cash equal 101% of the accreted value, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require RHD to use the proceeds from those asset dispositions to make an offer to purchase the series A-1 senior discount notes at 100% of their accreted value, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the series A-1 senior discount notes contains certain covenants that, among other things, limit RHD’s ability and the ability of some of RHD’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the series A-1 senior discount notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such series A-1 senior discount notes to become or to be declared to be due and payable.

6.875% series A-2 senior discount notes

General

RHD has issued $660 million aggregate principal amount at maturity of 6.875% series A-2 senior discount notes due 2013. These notes were issued with original issue discount for federal tax purposes. Original issue discount is the difference between the stated redemption price at maturity and the issue price of the notes. As of March 31, 2008, the accreted value of the series A-2 senior discount notes was $615.4 million. As of June 25, 2008, an aggregate principal amount at maturity of approximately $99.5 million of the series A-2 senior discount notes was tendered and cancelled in connection with the RHDI exchange offers.

Ranking

The series A-2 senior discount notes are general unsecured obligations of RHD and:

•	are effectively subordinated to secured obligations of RHD to the extent of the value of the assets securing such obligations; and

•	are equal in right of payment to all existing and future unsecured obligations of RHD that are not, by their terms, expressly subordinated in right of payment to the series A-2 senior discount notes.

The series A-2 senior discount notes are not entitled to the benefit of any sinking fund.

Optional redemption

The series A-2 senior discount notes may be redeemed, in whole or in part, at any time prior to January 15, 2009 at the option of RHD at a redemption price equal to 100% of the principal amount at maturity of the series A-2 senior discount notes redeemed plus the greater of (1) 1.0% of the principal amount at maturity of the series A-2 senior discount notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the series A-2 senior discount notes at January 15, 2009, as set forth in the table below, plus (ii) all required interest payments due through January 15, 2009, excluding accrued but unpaid interest, compounded using a discount rate equal to the treasury rate as of such redemption date plus 50 basis; over (b) the principal amount at maturity of the series A-2 senior discount notes.

On or after January 15, 2009, RHD may redeem all or a part of the series A-2 senior discount notes at the redemption prices, expressed as a percentage of the principal amount at maturity, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

Year	Percentage

2009	103.438%
2010	101.719%
2011 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the series A-2 senior discount notes, each holder of the series A-2 senior discount notes will have the right to require RHD to repurchase all or any part of such holder’s series A-2 senior discount notes at a purchase price in cash equal 101% of the accreted value, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require RHD to use the proceeds from those asset dispositions to make an offer to purchase the series A-2 senior discount notes at 100% of their accreted value, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the series A-2 senior discount notes contains certain covenants that, among other things, limit RHD’s ability and the ability of some of RHD’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the series A-2 senior discount notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such series A-2 senior discount notes to become or to be declared to be due and payable.

8.875% series A-3 senior notes

General

RHD has issued $1,210 million aggregate principal amount of 8.875% series A-3 senior notes due 2016. As of March 31, 2008, all $1,210 million aggregate principal amount of the series A-3 senior notes were outstanding. As of June 25, 2008, an aggregate principal amount of approximately $151.2 million of the series A-3 senior notes was tendered and cancelled in connection with the RHDI exchange offers.

Ranking

The series A-3 senior notes are general unsecured obligations of RHD and:

•	are effectively subordinated to secured obligations of RHD to the extent of the value of the assets securing such obligations; and

•	are equal in right of payment to all existing and future unsecured obligations of RHD that are not, by their terms, expressly subordinated in right of payment to the series A-3 senior notes.

The series A-3 senior notes are not entitled to the benefit of any sinking fund.

Optional redemption

The series A-3 senior notes may be redeemed, in whole or in part, at any time prior to January 15, 2011 at the option of RHD at a redemption price equal to 100% of the principal amount of the series A-3 senior notes redeemed plus the greater of (1) 1.0% of the then outstanding principal amount of the series A-3 senior notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the series A-3 senior notes at January 15, 2011, as set forth in the table below, plus (ii) all required interest payments due through January 15, 2011, excluding accrued but unpaid interest, compounded using a discount rate equal to the treasury rate as of such redemption date plus 50 basis; over (b) the then outstanding principal amount of the series A-3 senior notes.

On or after January 15, 2011, RHD may redeem all or a part of the series A-3 senior notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

Year	Percentage

2011	104.438%
2012	102.958%
2013	101.479%
2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2009, RHD may redeem up to 40% of the aggregate principal amount of the series A-3 senior notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings of RHD or of any of its direct or indirect parent corporations, provided that at least 60% of the originally issued principal amount of the series A-3 senior notes remains outstanding after the occurrence of such redemption and the redemption occurs within 90 days of the closing of such equity offering.

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the series A-3 senior notes, each holder of the series A-3 senior notes will have the right to require RHD to repurchase all or any part of such holder’s series A-3 senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. In addition, certain asset dispositions are triggering events which may require RHD to use the proceeds from those asset dispositions to make an offer to purchase the series A-3 senior notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the series A-3 senior notes contains certain covenants that, among other things, limit RHD’s ability and the ability of some of RHD’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates; and

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies and;

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the series A-3 senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such series A-3 senior discount notes to become or to be declared to be due and payable.

RHDI notes

General

On June 25, 2008, RHDI issued approximately $412.9 million aggregate principal amount of 11.75% senior notes due 2015.

Guarantees

The obligations of RHDI pursuant to the RHDI notes are fully and unconditionally, jointly and severally guaranteed, on an unsecured senior basis, by RHD and the RHDI subsidiaries that guarantee RHDI’s obligations under the RHDI credit facility on a general, senior unsecured basis.

Ranking

The debt evidenced by the RHDI notes and the guarantee by RHD and the subsidiary guarantors will be the senior unsecured obligations of RHDI, RHD and the applicable subsidiary guarantor, as the case may be, and will rank senior in right of payment to all subordinated obligations of RHDI, RHD and the subsidiary guarantors, as the case may be, and equally with any of RHDI’s, RHD’s and the subsidiary guarantors’ existing and future senior unsecured debt, as the case may be, including, in the case of RHD, the remaining aggregate principal amount of the 6.875% senior notes, 6.875% series A-1 senior discount notes, 6.875% series A-2 senior discount notes, 8.875% series A-3 senior notes and 8.875% series A-4 senior notes due 2017 outstanding after the RHDI exchange offers. The RHDI notes will be effectively subordinated to any of RHDI’s secured debt, including the RHDI Credit facility to the extent of the value of the assets securing such secured debt and will be structurally subordinated to any debt of RHDI’s subsidiaries that do not issue, in the future, a guarantee of the RHDI notes.

Optional Redemption

The RHDI notes may be redeemed, in whole or in part, at any time prior to May 15, 2012 at the option of RHDI at a redemption price equal to 100% of the principal amount of the RHDI notes redeemed plus the greater of (1) 1.0% of the then outstanding principal amount of the RHDI notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the RHDI notes at May 15, 2012, as set forth in the table below, plus (ii) all required interest payments due through May 15, 2012, excluding accrued but unpaid interest, compounded using a discount rate equal to the treasury rate as of such redemption date plus 50 basis; over (b) the then outstanding principal amount of the RHDI notes.

On or after May 15, 2012, RHD may redeem all or a part of the series A-4 senior notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage

2012	105.875%
2013	102.938%
2014 and thereafter	100.000%

In addition, at any time prior to May 15, 2011, RHDI may redeem up to 35% of the aggregate principal amount of the RHDI notes at a redemption price of 111.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings of RHD or RHDI, provided that at least 65% of the originally issued principal amount of the RHDI notes remains outstanding after the occurrence of such redemption and the redemption occurs within 90 days of the closing of such equity offering.

Mandatory Offers to Purchase

In the event of a change of control, which is defined in the indenture governing the RHDI notes, each holder of the RHDI notes will have the right to require RHDI to repurchase all or any part of such holder’s RHDI notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require RHDI to use the proceeds from those asset dispositions to make an offer to purchase the RHDI notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the RHDI notes contains certain covenants that, among other things, limit RHDI’s ability and the ability of some of RHDI’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	designate subsidiaries as unrestricted subsidiaries;

•	enter into agreements that restrict dividends to RHDI from its restricted subsidiaries; and

•	issue guarantees of debt.

Events of Default

The indenture governing the RHDI notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such RHDI notes to become or to be declared to be due and payable.

The RHDI credit facility

On June 6, 2008, the RHD credit facility was amended to, among other things, (i) permit certain senior unsecured debt of RHDI to be issued in exchange for certain outstanding debt of RHD under the indebtedness covenant, restricted payments covenant, investments covenant and modification of debt instruments covenant, (ii) modify the financial performance covenants for greater flexibility, (iii) increase the interest rates applicable to the loans thereunder, including the base rate (including a minimum base rate of 4.00%), the Eurodollar rate (including a minimum Eurodollar rate of 3.00%) and the applicable margins applied thereto and (iv) extend the maturity date of $100 million of the $175 million revolving facility to June 2011. The remaining $75 million of the revolving facility will mature in December 2009.

The RHDI credit facility provides for aggregate facilities consisting of a tranche D-1 term loan, a tranche D-2 term loan and a $175.0 million revolving credit facility until December 2009 and thereafter a $100.0 million revolving credit facility until June 2011. All term loans require quarterly principal and interest payments. The RHDI credit facility provides for a new uncommitted tranche C term loan for potential borrowings up to $400 million, which proceeds, if borrowed, may be used to fund acquisitions, refinance certain indebtedness or to make certain restricted payments. The tranche D-1 and D-2 term loans mature in June 2011. As of March 31, 2008, the outstanding principal balance of the RHDI credit facility was $301.23 million and $1,206.4 million principal balance owing under the tranche D-1 term loan and the tranche D-2 term loan, respectively, and no amount was outstanding under the RHDI revolving credit facility.

Guarantees; security

The RHDI credit facility is fully and unconditionally, jointly and severally, guaranteed by RHD and each of RHDI’s direct and indirect existing and future domestic subsidiaries. Additionally, the RHDI credit facility is secured by a pledge by RHD of all of the equity interests in RHDI owned by it and a pledge of substantially all of the assets of RHDI and its existing and future direct and indirect domestic subsidiaries.

Interest rates

The interest rates applicable to the loans are, at the option of the RHDI, the base rate or Eurodollar rate plus the following applicable margins:

	Eurodollar Rate		Initial Amount of
	Loans	Base Rate Loans	Facility/Commitment

Revolver	3.50%	2.50%	$175.0 million*
Tranche D-1 Term Loans	3.75%	2.75%	$350.0 million
Tranche D-2 Term Loans	3.75%	2.75%	$1,422.0 million

*	$100.0 million of this revolver matures in June 2011 and $75.0 million matures in December 2009.

Covenants

The RHDI credit facility contains certain covenants that, among other things, restrict RHD’s ability to (i) transact business other than those incidental to the ownership of the RHDI or any subsidiary created or acquired in connection with a permitted acquisition (including joint ventures) and to provide shared services to RHDI and Dex Media and their respective subsidiaries, and (ii) incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens. The RHDI credit facility requires RHDI and its subsidiaries to comply with various negative covenants that restrict their activities (subject to negotiated exceptions), including, but not limited to, limitations on liens and other encumbrances, the incurrence of debt, payment of dividends, redemptions and repurchases of capital stock, prepayments, redemptions and repurchases of debt, loans and investments, capital expenditures, mergers, consolidations, acquisitions, asset dispositions and sale/leaseback transactions, and transactions with affiliates.

In addition, the RHDI credit facility requires RHDI and its subsidiaries to comply with various affirmative covenants and financial performance covenants customary for financings of this type (subject to negotiated exceptions). The financial covenants include a maximum total leverage test, maximum senior secured leverage test, and minimum interest coverage test.

Events of default

The RHDI credit facility contains various events of default, including but not limited to payment defaults, defaults under other material agreements or instruments of indebtedness, breaches of representations and warranties, noncompliance with covenants, judgments in excess of certain amounts, failure of any guaranty or security document supporting the RHDI credit facility to be in full force and effect, bankruptcy related events of default, and change of control.

Mandatory prepayments

The RHDI credit facility requires prepayment of the term loans and, under certain circumstances, a corresponding reduction in the revolving credit facility, with the proceeds of certain asset sales, casualty insurance and certain recovery events, the incurrence of certain indebtedness, a percentage of certain equity issuances, and a percentage of excess cash flow, in each case of or by RHDI and/or its subsidiaries.

Dex Media notes

8% notes

General

Dex Media has issued $500 million aggregate principal amount of 8% notes due 2013. The 8% notes mature on November 15, 2013. The 8% notes bear cash interest of 8% per annum, payable on May 15th and November 15th of each year. As of March 31, 2008, all $500 million aggregate principal amount of the 8% notes were outstanding, excluding fair value adjustments.

Ranking

The 8% notes are general senior unsecured obligations of Dex Media and:

•	are effectively subordinated to any existing or future secured obligations of Dex Media to the extent of the value of the assets securing such obligations;

•	are equal in right of payment to all existing and future unsecured obligations of Dex Media that are not, by their terms, expressly subordinated in right of payment to the 8% notes (other than Dex Media’s contingent support obligations under the Dex Media credit facility to which the 8% notes are subordinated);

•	are effectively subordinated to all obligations of each of Dex Media’s existing and future subsidiaries; and

•	are effectively senior to all obligations of RHD, including the notes, that are not guaranteed by Dex Media.

The 8% notes are not entitled to the benefit of any sinking fund.

Optional redemption

The 8% notes may be redeemed, in whole or in part, at any time prior to November 15, 2008 at the option of Dex Media at a redemption price equal to 100% of the principal amount of the 8% notes redeemed plus accrued and unpaid interest and the excess of (1) the present value at the redemption date of (a) the redemption price of the 8% notes at November 15, 2008, as set forth in the table below, plus (b) all required interest payments due through November 15, 2008, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (2) the then outstanding principal amount of the 8% notes.

On or after November 15, 2008, Dex Media may redeem all or a part of the 8% notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage

2008	104.000%
2009	102.667%
2010	101.333%
2011 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the 8% notes, each holder of the 8% notes will have the right to require Dex Media to repurchase all or any part of such holder’s 8% notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require Dex Media to use the proceeds from those asset dispositions to make an offer to purchase the 8% notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the 8% notes contains certain covenants that, among other things, limit Dex Media’s ability and the ability of some of Dex Media’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 8% notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 8% notes to become or to be declared to be due and payable.

9% discount notes

General

Dex Media has issued $750 million aggregate principal amount at maturity of 9% discount notes under two indentures. The 9% discount notes mature on November 15, 2013. The 9% discount notes were issued at an original issued discount with interest accruing at 9%, per annum, compounded semi-annually. Interest accrues in the form of increased accreted value until November 15, 2008, at which time the accreted value will be equal to the full principal amount at maturity. After November 15, 2008, the 9% discount notes bear cash interest at 9% per annum, payable semi-annually on May 15 and November 15 of each year. As of March 31, 2008, the accreted value of the 9% discount notes was $733.8 million.

Ranking

The 9% discount notes are general senior unsecured obligations of Dex Media and:

•	are effectively subordinated to any existing or future secured obligations of Dex Media to the extent of the value of the assets securing such obligations;

•	are equal in right of payment to all existing and future unsecured obligations of Dex Media that are not, by their terms, expressly subordinated in right of payment to the 9% discount notes (other than Dex Media’s contingent support obligations under the Dex Media credit facilities to which the 9% discount notes are subordinated);

•	are effectively subordinated to all obligations of each of Dex Media’s existing and future subsidiaries; and

•	are effectively senior to all obligations of RHD, including the notes, that are not guaranteed by Dex Media.

The 9% discount notes are not entitled to the benefit of any sinking fund.

Optional redemption

The 9% discount notes may be redeemed, in whole or in part, at any time prior to November 15, 2008 at the option of Dex Media at a redemption price equal to 100% of the accreted value of the 9% discount notes redeemed plus the excess of (1) the present value at the redemption date of (a) the redemption price of the 9% discount notes at November 15, 2008, as set forth in the table below, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (2) the accreted value of the 9% discount notes. On or after November 15, 2008, Dex Media may redeem all or a part of the 9% discount notes at the redemption prices, expressed as a percentage of the principal amount at maturity, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage

2008	104.500%
2009	103.000%
2010	101.500%
2011 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the 9% discount notes, each holder of the 9% discount notes will have the right to require Dex Media to repurchase all or any part of such holder’s 9% discount notes at a purchase price in cash equal 101% of the accreted value thereof on the date of purchase.

In addition, certain asset dispositions are triggering events which may require Dex Media to use the proceeds from those asset dispositions to make an offer to purchase the 9% notes at 100% of their accreted value, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the 9% discount notes contains certain covenants that, among other things, limit Dex Media’s ability and the ability of some of Dex Media’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or purchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 9% discount notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 9% discount notes to become or to be declared to be due and payable.

Dex Media’s subsidiaries’ notes

8.5% senior notes

General

Dex Media West and Dex Media West Finance Co. co-issued $385 million aggregate principal amount of 8.5% senior notes due 2010. The 8.5% senior notes mature on August 15, 2010. The 8.5% senior notes bear cash interest of 8.5% per annum, payable on February 15th and August 15th of each year. As of March 31, 2008, all $385 million aggregate principal amount of the 8.5% notes were outstanding, excluding fair value adjustments.

Guarantees

Each of Dex Media West’s current and future subsidiaries, except for Dex Media West Finance Co., jointly and severally irrevocably and unconditionally guarantees the obligations under the 8.5% senior notes on a senior, unsecured basis.

Ranking

The 8.5% senior notes and related guarantees are general senior unsecured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors and:

•	are effectively subordinated to secured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors to the extent of the value of the assets securing such obligations;

•	are equal in right of payment to all existing and future unsecured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors that are not, by their terms, expressly subordinated in right of payment to the 8.5% senior notes;

•	are effectively senior to all obligations of Dex Media and are effectively senior to all obligations of RHD, including the notes.

The 8.5% senior notes are not entitled to the benefit of any sinking fund.

Optional redemption

The 8.5% senior notes may be redeemed, in whole or in part, at any time prior to August 15, 2007 at the option of Dex Media West and Dex Media West Finance Co. at a redemption price equal to 100% of the principal amount of the 8.5% senior notes redeemed plus any accrued and unpaid interest and the excess of (1) the present value at the redemption date of (a) the redemption price of the 8.5% senior notes at August 15, 2007, as set forth in the table below, plus (b) all required interest payments due through 8.5% senior notes, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (2) the then outstanding principal amount of the 8.5% senior notes.

On or after August 15, 2007, Dex Media West and Dex Media West Finance Co. may redeem all or a part of the 8.5% senior notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage

2007	104.250%
2008	102.125%
2009 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the 8.5% senior notes, each holder of the 8.5% senior notes will have the right to require Dex Media West and Dex Media West Finance Co. to repurchase all or any part of such holder’s 8.5% senior notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require Dex Media West and Dex Media West Finance Co. to use the proceeds from those asset dispositions to make an offer to purchase the 8.5% notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the 8.5% senior notes contains certain covenants that, among other things, limit Dex Media West’s ability and the ability of some of Dex Media West’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or purchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	agree to payment restrictions affecting future restricted subsidiaries; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 8.5% senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 8.5% senior notes to become or to be declared to be due and payable.

5.875% senior notes

General

Dex Media West and Dex Media West Finance Co. co-issued $300 million aggregate principal amount of 5.875% senior notes due 2011. The 5.875% senior notes mature on November 15, 2011. The 5.875% senior notes bear cash interest of 5.875% per annum, payable on May 15th and November 15th of each year. As of March 31, 2008, $8.7 million aggregate principal amount of the 5.875% senior notes were outstanding, excluding fair value adjustments.

Guarantees

Each of Dex Media West’s current and future subsidiaries, except for Dex Media West Finance Co., jointly and severally irrevocably and unconditionally guarantees the obligations under the 5.875% senior notes on a senior, unsecured basis.

Ranking

The 5.875% senior notes and related guarantees are general senior unsecured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors and:

•	are effectively subordinated to secured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors to the extent of the value of the assets securing such obligations;

•	are equal in right of payment to all existing and future unsecured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors that are not, by their terms, expressly subordinated in right of payment to the 5.875% senior notes;

•	are effectively senior to all obligations of Dex Media and are effectively senior to all obligations of RHD, including the notes.

The 5.875% senior notes are not entitled to the benefit of any sinking fund.

Optional redemption

The 5.875% senior notes may be redeemed, in whole or in part, at any time prior to November 15, 2008 at the option of Dex Media West and Dex Media West Finance Co. at a redemption price equal to 100% of the principal amount of the 5.875% senior notes redeemed plus any accrued and unpaid interest and the excess of (1) the present value at the redemption date of (a) the redemption price of the 5.875% senior notes at November 15, 2008, as set forth in the table below, plus (b) all required interest payments due through

5.875% senior notes, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (2) the then outstanding principal amount of the 5.875% senior notes.

On or after November 15, 2008, Dex Media West and Dex Media West Finance Co. may redeem all or a part of the 5.875% senior notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage

2008	102.938%
2009	101.469%
2010 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the 5.875% senior notes, each holder of the 5.875% senior notes will have the right to require Dex Media West and Dex Media West Finance Co. to repurchase all or any part of such holder’s 5.875% senior notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require Dex Media West and Dex Media West Finance Co. to use the proceeds from those asset dispositions to make an offer to purchase the 5.875% notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the 5.875% senior notes contains certain covenants that, among other things, limit Dex Media West’s ability and the ability of some of Dex Media West’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or purchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	agree to payment restrictions affecting future restricted subsidiaries; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 5.875% senior notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 5.875% senior notes to become or to be declared to be due and payable.

9.875% senior subordinated notes

General

Dex Media West and Dex Media West Finance Co. co-issued $780 million aggregate principal amount of 9.875% senior subordinated notes. The 9.875% senior subordinated notes mature on August 15, 2013. The 9.875% senior subordinated notes bear cash interest of 9.875% per annum, payable on February 15th and August 15th of each year. As of March 31, 2008, $761.7 million aggregate principal amount of the 9.875% senior subordinated notes were outstanding, excluding fair value adjustments.

Guarantees

Each of Dex Media West’s current and future subsidiaries, except for Dex Media West Finance Co., jointly and severally irrevocably and unconditionally guarantees the obligations under the 9.875% senior subordinated notes on an unsecured, senior subordinated basis.

Ranking

The 9.875% senior subordinated notes and related guarantees are general senior subordinated unsecured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantees and:

•	are subordinated in right of payment to all existing and future senior obligations and secured obligations of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors to the extent of the value of the assets securing such obligations;

•	are pari passu in right of payment with any existing and future senior subordinated indebtedness of Dex Media West and Dex Media West Finance Co. and any of their subsidiary guarantors; and

•	are effectively senior to all obligations of Dex Media and are effectively senior to all obligations of RHD, including the notes.

The 9.875% senior subordinated notes are not entitled to the benefit of any sinking fund.

Optional redemption

The 9.875% senior subordinated notes may be redeemed, in whole or in part, at any time prior to August 15, 2008 at the option of Dex Media West and Dex Media West Finance Co. at a redemption price equal to 100% of the principal amount of the 9.875% senior subordinated notes redeemed plus any accrued and unpaid interest and the excess of (1) the present value at the redemption date of (a) the redemption price of the 9.875% senior subordinated notes at August 15, 2008, as set forth in the table below, plus (b) all required interest payments due through 9.875% senior subordinated notes, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (2) the then outstanding principal amount of the 9.875% senior subordinated notes.

On or after August 15, 2008, Dex Media West and Dex Media West Finance Co. may redeem all or a part of the 9.875% senior subordinated notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage

2008	104.938%
2009	103.292%
2010	101.646%
2011 and thereafter	100.000%

Mandatory offers to purchase

In the event of a change of control, which is defined in the indenture governing the 9.875% senior subordinated notes, each holder of the 9.875% senior subordinated notes will have the right to require Dex Media West and Dex Media West Finance Co. to repurchase all or any part of such holder’s 9.875% senior subordinated notes at a purchase price in cash equal 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

In addition, certain asset dispositions are triggering events which may require Dex Media West and Dex Media West Finance Co. to use the proceeds from those asset dispositions to make an offer to purchase the 9.875% notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within certain periods to repay certain indebtedness or to invest in certain assets.

Covenants

The indenture governing the 9.875% senior subordinated notes contains certain covenants that, among other things, limit Dex Media West’s ability and the ability of some of Dex Media West’s subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or purchase capital stock;

•	make certain investments;

•	enter into certain transactions with affiliates;

•	expand into unrelated businesses;

•	sell certain assets or merge with or into other companies;

•	agree to payment restrictions affecting future restricted subsidiaries; and

•	designate subsidiaries as unrestricted subsidiaries.

Events of default

The indenture governing the 9.875% senior subordinated notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 9.875% senior subordinated notes to become or to be declared to be due and payable.

The Dex Media credit facilities

General

Unless the context otherwise requires, the description of the Dex Media credit facilities that appears below refers to both the Dex Media East credit facility and the Dex Media West credit facility.

The Dex Media East credit facility

On October 24, 2007, we replaced the former Dex Media East credit facility with a new Dex Media East credit facility. The new Dex Media East credit facility consists of a $700.0 million aggregate principal amount Term Loan A facility, a $400.0 million aggregate principal amount Term Loan B facility, a $100.0 million aggregate principal amount revolving loan facility and a $200.0 million aggregate principal amount uncommitted incremental facility, in which Dex Media East would have the right, subject to obtaining commitments for such incremental loans, on one or more occasions to increase the revolving loan facility or incur additional term loans by such amount. The new Dex Media East credit facility is secured by pledges of similar assets and has similar covenants and events of default as the former Dex Media East credit facility.

As of March 31, 2008, the outstanding balances under the Dex Media East credit facility totaled $1,101.9 million, comprised of $700.0 million under Term Loan A and $400.0 million under Term Loan B and $1.9 million was outstanding under the $100.0 million revolving credit facility (with an additional $3.0 million utilized under three standby letters of credit). The new Dex Media East revolving credit facility and Term Loan A will mature in October 2013, and the Term Loan B will mature in October 2014. The weighted average interest rate of outstanding debt under the new Dex Media East credit facility was 4.75% and 6.87% at March 31, 2008 and December 31, 2007, respectively.

The former Dex Media East credit facility, as amended and restated in connection with the Dex Media merger, consisted of revolving loan commitments and a Term Loan A and Term Loan B. On October 17, 2007, $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, were repaid from the proceeds of the notes issued on October 17, 2007.

The Dex Media West credit facility

On June 6, 2008, we replaced the former Dex Media West credit facility with a new Dex Media West credit facility. The new Dex Media West credit facility consists of a $130.0 million Tranche A Term Loan, a $950.0 million Tranche B Term Loan and a $90.0 million revolving credit facility. The new Dex Media West credit facility also provides for an uncommitted incremental facility whereby Dex Media West can borrow additional revolving or term loans in an aggregate amount not to exceed $400.0 million under certain circumstances, subject to obtaining commitments for such incremental loans, provided that no more than $200.0 million of the proceeds of the incremental facility may be used for purposes other than refinancing certain outstanding debt of Dex Media West.

The new Dex Media West revolving credit facility will mature in October 2013. The Tranche A Term Loan will begin to amortize on June 30, 2009 and shall thereafter be repayable in quarterly amounts totaling 10% in the first year thereafter, 15% in the second and third years thereafter, 20% in the fourth year thereafter and 20% payable on June 30, 2013, with the remainder being payable on October 24, 2013. The Tranche B Term Loan will begin to amortize on June 30, 2009, and shall thereafter be repayable in quarterly installments totaling 1% annually thereafter, with the remainder being payable on October 24, 2014. Notwithstanding the foregoing, in the event that more than $25.0 million of Dex Media West’s 9.875% senior subordinated notes due 2013 (or any refinancing or replacement thereof) are outstanding, the revolving credit facility and the term loans will mature on the date that is three months prior to the final maturity date of such notes.

The proceeds of the term loans were used to refinance the outstanding term loans under the former Dex Media West credit facility, with the remainder of the proceeds being used for general corporate purposes of Dex Media West and its subsidiaries.

Guarantees

The obligations under the Dex Media East credit facility are secured and unconditionally and irrevocably guaranteed jointly and severally by Dex Media East, Inc., Dex Media East’s existing subsidiaries and each domestic restricted subsidiary that Dex Media East may create or acquire, with certain exceptions as set forth in the applicable credit agreement, pursuant to the terms of a separate guarantee and collateral agreement. Similarly, the obligations under the Dex Media West credit facility are secured and unconditionally and irrevocably guaranteed jointly and severally by Dex Media West, Inc., Dex Media West’s existing subsidiaries and each domestic restricted subsidiary that Dex Media West may create or acquire, with certain exceptions as set forth in the applicable credit agreement, pursuant to the terms of a separate guarantee and collateral agreement.

Interest rates and fees

The Dex Media credit facilities bear interest, at Dex Media’s subsidiaries’ option, at either:

•	a base rate used by JPMorgan Chase Bank, N.A., plus an applicable margin; or

•	a eurocurrency rate on deposits for one, two, three or six-month periods (or nine or twelve-month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus an applicable margin.

In addition to paying interest on outstanding principal amounts under the Dex Media credit facilities, Dex Media’s subsidiaries are required to pay a commitment fee to the lenders for the unused commitments under their respective revolving loan commitments, which is payable quarterly in arrears.

Security interests

Borrowings under the Dex Media credit facilities, the guarantees described above and obligations under related hedging agreements are secured by a perfected security interest in:

•	in the case of the Dex Media East credit facility, all of the tangible and intangible assets of each of Dex Media East, Inc., Dex Media East and each of their respective existing and future direct and indirect restricted subsidiaries, with certain exceptions as set forth in the Dex Media East credit facility; and

•	in the case of the Dex Media West credit facility, all of the tangible and intangible assets of each of Dex Media West, Inc., Dex Media West and each of their respective existing and future direct and indirect restricted subsidiaries, with certain exceptions as set forth in the Dex Media West credit facility.

Mandatory and optional repayment

The borrower under the Dex Media credit facilities is required to make scheduled principal repayments each quarter under the applicable credit agreement. Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, each such borrower is required to prepay outstanding loans under its respective credit facility with the net proceeds of certain asset dispositions and excess cash flow.

Covenants

The Dex Media credit facilities contain negative and affirmative covenants and requirements affecting Dex Media and/or its existing and future subsidiaries. The Dex Media credit facilities contain the following negative covenants and restrictions, among others, restrictions on liens, sale-leaseback transactions, debt, dividends and other restricted junior payments, redemptions and stock repurchases, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, changes in fiscal year, restrictive agreements with subsidiaries, transactions with affiliates, amendments to charter, by-laws and other material documents, hedging agreements, intercompany indebtedness, and commingling of certain funds. The Dex Media credit facilities also require Dex Media’s existing and future subsidiaries, with certain exceptions set forth in the applicable credit agreements, to meet certain financial covenants and ratios, in particular leverage ratios and interest coverage ratios.

The Dex Media credit facilities contain the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain events of default, material litigation and other events, conduct of business and existence, payment of obligations, maintenance of properties, licenses and insurance, access to books and records by the lenders, compliance with laws, use of proceeds, further assurances, maintenance of collateral and maintenance of interest rate protection agreements.

Events of default

The Dex Media credit facilities contain various events of default, including but not limited to, failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults and cross-accelerations in other material agreements, certain bankruptcy and insolvency events, certain ERISA events, certain undischarged judgments, change of control, invalidity of the liens, invalidity of guarantees or security documents and material breach of, or loss of right under, agreements with Qwest that result in a material adverse effect on Dex Media East, Inc. or Dex Media West, Inc. and their respective subsidiaries, as the case may be.

The exchange offer

Purpose and effect of the exchange offer

On October 2, 2007 and October 17, 2007, we sold $1 billion and $500 million, respectively, aggregate principal amount of the outstanding notes in a private placement through initial purchasers to a limited number of “Qualified Institutional Buyers,” as defined under the Securities Act. In connection with each sale of the notes, we and the initial purchasers entered into registration rights agreements, dated as of October 2, 2007 and October 17, 2007, respectively. Under those agreements, we must, among other things, file with the SEC a registration statement under the Securities Act covering the exchange offer and use our reasonable best efforts to cause that registration statement to become effective under the Securities Act. Upon the effectiveness of that registration statement, we must offer each holder of the notes the opportunity to exchange its notes for an equal principal amount of exchange notes. You are a holder with respect to the exchange offer if you are a person in whose name any outstanding notes are registered on our books or any other person who has obtained a properly completed assignment of outstanding notes from the registered holder.

We are making the exchange offer to comply with our obligations under the registration rights agreements. A copy of each of the registration rights agreements is an exhibit to our Current Report on Form 8-K filed on October 5, 2007 and October 17, 2007, respectively.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the exchange notes under the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not one of our “affiliates,” as defined in Rule 405 of the Securities Act; and

•	you are not prohibited by law or any policy of the SEC from participating in the exchange offer.

Resale of the exchange notes

Based on a previous interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Warnaco, Inc. (available October 11, 1991), and K-III Communications Corp. (available May 14, 1993), we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you, except if you are an affiliate of us, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the representations set forth in “— Purpose and effect of the exchange offer” apply to you.

If you tender in the exchange offer with the intention of participating in a distribution of the exchange notes, you cannot rely on the interpretation by the Staff of the SEC as set forth in the Morgan Stanley & Co. Incorporated no-action letter and other similar letters and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If our belief regarding resale is inaccurate, those who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws may incur liability under these laws. We do not assume or indemnify you against this liability.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the particular jurisdiction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see “Plan of distribution.” In order to facilitate the disposition of exchange notes by broker-dealers participating in the exchange offer, we have agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer.

Terms of the exchange offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 8:00 a.m., New York City time, on the day the exchange offer expires.

As of the date of this prospectus, $1,235.3 million aggregate principal amount of the notes is outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the outstanding notes on this date. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer; however, holders of the outstanding notes must tender their certificates therefor or cause their outstanding notes to be tendered by book-entry transfer before the expiration date of the exchange offer to participate.

The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer. Following consummation of the exchange offer, all rights under the registration rights agreements accorded to holders of outstanding notes, including the right to receive additional interest on the outstanding notes, to the extent and in the circumstances specified in the registration rights agreements, will terminate.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreements and applicable federal securities laws. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the indenture. Any outstanding notes not tendered for exchange will not retain any rights under the applicable registration rights agreement and will remain subject to transfer restrictions. For additional information, see “— Consequences of failure to exchange.”

We will be deemed to have accepted validly tendered outstanding notes when, as and if we will have given oral or written notice of its acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, certificates for any unaccepted outstanding notes will be promptly returned, or, in the case of outstanding notes tendered by book-entry transfer, those unaccepted outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of those outstanding notes promptly after the expiration date of the exchange offer. For additional information, see “— Procedure for tendering.”

Those who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange under the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. For additional information, see “— Fees and expenses.”

Expiration Date; Extensions; Amendments

The expiration date is 8:00 a.m., New York City time, on July 25, 2008, unless we, in our sole discretion, extend the exchange offer, in which case, the expiration date will be the latest date and time to which the exchange offer is extended. We may, in our sole discretion, extend the expiration date of the exchange offer or, upon the occurrence of particular events, terminate the exchange offer. The events that would cause us to terminate the exchange offer are set forth under “— Conditions.”

To extend the exchange offer, we must notify the exchange agent by oral or written notice before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and make a public announcement of the extension.

We reserve the right:

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Conditions” are not satisfied by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner consistent with the registration rights agreements.

Any delay in acceptances, extension, termination or amendment will be followed as promptly as practicable by notice of the delay to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that constitutes a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the amendment and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during that extension period.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

When all the conditions to the exchange offer have been satisfied or waived, we will accept, promptly after the expiration date of the exchange offer, all outstanding notes properly tendered and will issue the exchange notes promptly after the expiration date of the exchange offer. For additional information, see “— Conditions” below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we will have given oral or written notice of our acceptance to the exchange agent.

In all cases, issuance of the exchange notes for outstanding notes that are accepted for exchange under the exchange offer will be made only after timely receipt by the exchange agent of certificates for those outstanding notes or a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents; provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by holders of the outstanding notes. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, if the holder withdraws any previously tendered outstanding notes, or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange, then the unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be returned promptly after the expiration or termination of the exchange offer, or, in the case of the outstanding notes tendered by book-entry transfer, those unaccepted, withdrawn or portion of non-exchanged outstanding notes, as appropriate, will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder.

Conditions

Without regard to other terms of the exchange offer, we will not be required to exchange any exchange notes for any outstanding notes and may terminate the exchange offer before the acceptance of any outstanding notes for exchange and before the expiration of the exchange offer, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer;

•	the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any governmental approval or approval by holders of the outstanding notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer.

If we determine that any of these conditions are not satisfied, we may:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit those outstanding notes to an account maintained with The Depository Trust Company;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders who tendered the outstanding notes to withdraw their outstanding notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the outstanding notes, if the exchange offer would otherwise expire during this period.

Procedure for tendering

To tender in the exchange offer, you must complete, sign and date an original or facsimile letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent before the expiration date of the exchange offer. You may also tender your outstanding notes by means of The Depository Trust Company’s Automatic Tenders Over the Participant Terminal System, or ATOP, subject to the terms and procedures of that system. If delivery is made through ATOP, you must transmit any agent’s message to the exchange agent account at The Depository Trust Company. The term “agent’s message” means a message, transmitted to The Depository Trust Company and received by the exchange agent and forming a part of a book-entry transfer, that states that The Depository Trust Company has received an express acknowledgement that you agree to be bound by the letter of transmittal and that we may enforce the letter of transmittal against you. In addition:

•	the exchange agent must receive certificates, if any, for the outstanding notes, along with the letter of transmittal;

•	the exchange agent must receive a timely confirmation of the transfer by book-entry of those outstanding notes before the expiration of the exchange offer, if the book-entry procedure is available, into the exchange agent’s account at The Depository Trust Company, as set forth in the procedure for book-entry transfer described below; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive the letter of transmittal and other required documents at the address set forth below under “— Exchange agent” before the expiration of the exchange offer.

If you tender your outstanding notes and do not withdraw them before the expiration date of the exchange offer, you will be deemed to have an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to ensure delivery to the exchange agent before the expiration date of the exchange offer. You should not send your letter of transmittal or outstanding notes to us. You may request your respective broker, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its outstanding notes should contact the registered holder promptly and instruct that registered holder to tender the outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender its outstanding notes on the owner’s own behalf, that owner must, before completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in that owner’s name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the related outstanding notes tendered are tendered:

•	by a registered holder who has not completed the box entitled “Special Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

•	if signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, each of the following is deemed an eligible institution:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank;

•	a trust company having an officer or correspondent in the United States; or

•	an eligible guarantor institution as provided by Rule 17Ad-15 of the Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as his, her or its name appears on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or bond power, those persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless we waive such requirement.

We will determine all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes, in our sole discretion. All of these determinations by us will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of outstanding notes of defects or irregularities with respect to tenders of outstanding notes, neither we, nor the exchange agent, nor any other person will incur any liability for failure to give this notification. Tenders of outstanding notes will not be deemed to have been made until defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the exchange offer.

In addition, we reserve the right, in our sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date of the exchange offer or, as set forth above under “— Conditions,” to terminate the exchange offer and, to the extent permitted by applicable law and the terms of our agreements relating to our outstanding debt, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

If the holder of outstanding notes is a broker-dealer participating in the exchange offer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that broker-dealer will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the exchange notes and otherwise agree to comply with the procedures described above under “— Resale of the exchange notes”; however, by so acknowledging and delivering a prospectus, that broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In all cases, issuance of exchange notes under the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at The Depository Trust Company, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount of outstanding notes than the holder of the outstanding notes desires to exchange, the unaccepted or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company pursuant to the book-entry transfer procedures described below, the unaccepted or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder of outstanding notes.

Book-entry transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer the outstanding notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “— Exchange agent” on or before the expiration date of the exchange offer, unless the holder either (1) complies with the guaranteed delivery procedures described below or (2) sends an agent’s message through ATOP.

Guaranteed delivery procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date of the exchange offer, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration of the exchange offer, the letter of transmittal, together with the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation of book-entry transfer, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of tenders

Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time before 8:00 a.m., New York City time, on the expiration date of the exchange offer. To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 8:00 a.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person who deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which any outstanding notes are to be registered, if different from the name of the person who deposited the outstanding notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility of the notices, which determinations will be final and binding on all parties. Any outstanding notes withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless the outstanding notes withdrawn are validly retendered.

Any outstanding notes that have been tendered but that are not accepted for payment will be returned to the holder of those outstanding notes, or in the case of outstanding notes tendered by book-entry transfer, will be credited to an account maintained with The Depository Trust Company, without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedure for tendering” at any time prior to the expiration date of the exchange offer.

Termination of certain rights

All rights given to holders of outstanding notes under the registration rights agreements will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use reasonable best efforts to keep the registration statement continuously effective during the 180-day period following the closing of the exchange offer; and

•	to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of this prospectus for use in connection with any resale by that broker-dealer of exchange notes received for its own account pursuant to the exchange offer in exchange for outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described above under “— Resale of the exchange notes.”

Exchange agent

The Bank of New York has been appointed exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal, and requests for copies of the notice of guaranteed delivery with respect to the outstanding notes should be addressed to the exchange agent as follows:

By Hand or Overnight Delivery:

The Bank of New York/Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, New York 10286

Attention: Mrs. Evangeline R. Gonzales

By Registered or Certified Mail:

The Bank of New York/Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, New York 10286

Attention: Mrs. Evangeline R. Gonzales

By Facsimile (for Eligible Institutions only): (212) 298-1915

By Telephone (to confirm receipt of facsimile): (212) 815-3738

Fees and expenses

We will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopier, telephone or in person by our officers and regular employees and by officers and regular employees of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We, will however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offer.

We estimate that our cash expenses in connection with the exchange offer will be approximately $275,000. These expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes for exchange notes. The tendering holder of outstanding notes, however, will pay applicable taxes if certificates representing outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered, or:

•	if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	if a transfer tax is imposed for any reason other than the exchange of the outstanding notes in the exchange offer.

If satisfactory evidence of payment of the transfer taxes or exemption from payment of transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder and the exchange notes need not be delivered until the transfer taxes are paid.

Consequences of failure to exchange

Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Outstanding notes that are not exchanged for the exchange notes in the exchange offer will have only limited remaining rights under the registration rights agreements and will remain restricted securities for purposes of the federal securities laws. Accordingly, such outstanding notes may not be offered, sold, pledged or otherwise transferred except:

•	to us or any of our subsidiaries;

•	to a “Qualified Institutional Buyer” within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	under an exemption from registration under the Securities Act provided by Rule 144, if available;

•	under an exemption from registration under the Securities Act provided by Rule 904, if available; or

•	under an effective registration statement under the Securities Act,

and in each case, in accordance with all other applicable securities laws and the terms of the indenture governing the outstanding notes.

Accounting treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. The expenses of the exchange offer will be amortized over the remaining term of the exchange notes.

No appraisal or dissenters’ rights

In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the indenture governing the notes. We intend to conduct the exchange offer in accordance with the registration rights agreements, the applicable requirements of the Exchange Act and the rules and regulations of the SEC related to exchange offers.

Description of notes

You can find the definitions of certain terms used in this description under the heading “— Certain definitions.” Defined terms used in this description but not defined under the heading “— Certain definitions” or elsewhere in this description have the meanings assigned to them in the Indenture (as defined below). For purposes of this description, unless otherwise indicated, references to “RHD,” “we,” “our” and “us” refer only to R.H. Donnelley Corporation and not its subsidiaries.

The notes were issued by R.H. Donnelley Corporation (“RHD”) under an indenture (the “Indenture”) between RHD and The Bank of New York, as trustee (the “Trustee”), in private transactions that were not subject to the registration requirements of the Securities Act. The $1,000.0 million aggregate principal amount of notes (the “October 2 Notes”) issued by RHD under the Indenture on October 2, 2007 were the same series of notes as the $500.0 million aggregate principal amount of notes (the “October 17 Notes”) issued by RHD under the Indenture on October 17, 2007. The terms of the $500.0 million aggregate principal amount of the October 17 Notes are substantially identical in all respects to the October 2 Notes, except for the issue price and the issue date, and the October 2 Notes and the October 17 Notes are treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The October 2 Notes have the same CUSIP number as the October 17 Notes and trade as a single class of Notes. All references in this section to “Notes” include the October 2 Notes, the October 17 Notes and the exchange notes, unless the context otherwise requires.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it may contain additional information and define your rights as a noteholder. Copies of the Indenture and Registration Rights Agreements are available upon request to RHD at the address indicated under “— Additional information.” The Indenture and the Registration Rights Agreements contain provisions which define your rights under the Notes. The terms of the Notes include those stated in the Indenture and, upon effectiveness of a registration statement with respect to the Notes, those made part of the Indenture by reference to the Trust Indenture Act of 1939.

We may, subject to compliance with the covenant described under “Certain covenants — Limitation on Debt” as well as with the other covenants in the Indenture which are described under “Certain covenants,” issue additional Notes (the “Additional Notes”) in an unlimited aggregate principal amount at any time and from time to time under the Indenture. Any Additional Notes that we issue in the future will be substantially identical in all respects to the October 2 Notes and the October 17 Notes, and will be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, except that Additional Notes issued in the future may have different issuance prices and will have different issuance dates. We will issue Notes only in fully registered form without coupons, in denominations of $2,000 and larger integral multiples of $1,000.

Principal, maturity and interest

The Notes will mature on October 15, 2017. The aggregate principal amount of Notes is currently $1,235.3 million, which may increase if we were to issue Additional Notes.

Interest on the Notes accrues at a rate of 8.875% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2008. We will pay interest to those persons who are holders of record on April 1 or October 1 immediately preceding each interest payment date.

Interest on the Notes accrues from October 2, 2007, or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of receiving payments on the Notes

If a holder has given wire transfer instructions to RHD, all principal, interest and additional interest, if any, on that holder’s Notes will be paid in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar unless RHD elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying agent and registrar

The Trustee will initially act as paying agent and registrar.

RHD may change the paying agent or registrar for the Notes without prior notice to the holders of the Notes. RHD or any of its Subsidiaries may act as paying agent or registrar.

Holding company structure

RHD is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of its subsidiaries, including RHDI Capital Stock and Dex Media Capital Stock. All of its operations are conducted through its Subsidiaries. As a result, RHD depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders, if any, of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of RHD’s creditors, including holders of the Notes. The Notes, therefore, are structurally subordinated to creditors, including trade creditors, and preferred stockholders, if any, of our Subsidiaries, including RHDI and Dex Media. The terms of the Subsidiary Credit Facilities and the indentures governing the Dex Media’s Subsidiaries Existing Notes and other Subsidiaries’ indebtedness significantly restrict the Subsidiaries from making distributions or loans or otherwise transferring assets to RHD unless certain covenants are satisfied. See “Description of other indebtedness.” The laws under which the Subsidiaries are organized may similarly restrict or prohibit the Subsidiaries from making distributions or otherwise transferring assets to RHD and the indenture governing the Notes will not contain provisions that significantly limit the ability of the Subsidiaries to enter into additional agreements or incur Debt or other obligations in the future that contain similar restrictions. In addition to limitations on the ability of the Subsidiaries to make distributions or loans or otherwise transfer assets to RHD, the terms of the Credit Facilities, the indentures governing the Existing Notes and Subsidiaries’ other Debt and any future agreements of RHD or its Subsidiaries may prohibit or limit the ability of RHD or its Subsidiaries to, among other things, dispose of assets, including the stock of RHD’s Subsidiaries, incur additional indebtedness, issue equity securities or enter into other transactions that could provide funds for making payments on the Notes. In addition, even if such transactions were permitted, the ability of RHD to use the proceeds therefrom to make payments on the Notes may be prohibited or limited. Moreover, the indentures governing the Notes and the RHD Existing Senior Notes do not impose any limitation on the incurrence by the Restricted Subsidiaries of liabilities that are not considered Debt under such indentures. See “Risk factors.”

After giving effect to the RHDI exchange offers, the amendment of the RHDI credit facility and the refinancing of the Dex Media West credit facility, as of March 31, 2008, we would have had total debt on a consolidated basis of approximately $10.0 billion. This includes $1,235.3 million of the Notes, $2,144.9 million of the RHD Existing Notes, approximately $1,920.5 million of debt at RHDI (which is comprised of the RHDI notes and borrowings under the RHDI Credit Facility) and approximately $4,656.5 million of debt at Dex Media and its subsidiaries (which is comprised of $1,101.9 million under the Dex Media East Credit Facility, $1,080.0 million under the Dex Media West Credit Facility, $1,245.5 million of Dex Media Existing Notes and $1,229.1 million of Dex Media Subsidiaries Existing Notes, including $99.5 million of fair market value adjustments required by purchase accounting). All such debt of RHDI and its Subsidiaries and Dex Media and its subsidiaries is structurally senior to the Notes and the RHD Existing Notes. An additional $174.7 million would have been available to RHDI for revolver borrowings under the RHDI Credit Facility and $95.1 million and $94.9 million would have been available to Dex Media for revolver borrowings under the Dex Media East Credit Facility and Dex Media West Credit Facility, respectively. Borrowings under the Subsidiary Credit Facilities are secured and structurally senior to the Notes and the RHD Existing Notes. The borrowings under the RHDI Credit Facility are secured by a pledge of the stock of RHDI and substantially all the assets of RHDI and its Subsidiaries, the borrowings under the Dex Media East Credit Facility are secured by a pledge of the stock of Dex Media East and substantially all the assets of Dex Media East and its Subsidiaries, and the borrowings under the Dex Media West Credit Facility are secured by a pledge of the stock of Dex Media West and substantially all the assets of Dex Media West and its Subsidiaries.

The terms of the Subsidiary Credit Facilities and the indentures governing the Existing Notes, other than the RHD Existing Notes, significantly restrict the Subsidiaries from paying dividends and otherwise transferring assets to RHD. There are no specific exceptions in such Debt to this restriction on making restricted payments that would permit funds to be distributed to RHD to make interest payments on the Notes. The Indenture does not significantly restrict RHD’s Subsidiaries from entering into agreements which have provisions preventing the distribution of funds from such Subsidiaries to RHD.

In addition to the limitations on distributions, dividends or loans to RHD by any of RHD’s Subsidiaries, the indentures governing the Existing Notes, and the terms of RHD’s other indebtedness, including the terms of the Credit Facilities and the terms of the Notes, or any future agreements may prohibit or limit RHD’s and its Subsidiaries’ ability to, among other things, dispose of assets (including the stock of RHD’s Subsidiaries), issue additional indebtedness, or issue equity securities, which transactions could provide funds to make payments on the Notes if not prohibited or limited. In addition, even if such transactions were permitted, use of the proceeds therefrom for payment on the Notes may be prohibited or limited by agreements governing RHD’s or RHD’s Subsidiaries’ current and future debt. Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Debt under the Indenture. See “Risk factors.”

Guarantees

The Notes will not be guaranteed.

Ranking

The indebtedness evidenced by the Notes are senior unsecured obligations of RHD and rank senior in right of payment to all future Subordinated Obligations of RHD and equally with any of RHD’s existing and future senior unsecured Debt, including the RHD Existing Notes. The Notes are effectively subordinated to any of RHD’s Secured Debt, including the Subsidiary Credit Facilities, to the extent of the value of the assets securing such Secured Debt, and are structurally subordinated to any debt of RHDI and its Subsidiaries and any debt of Dex Media and its Subsidiaries.

Optional redemption

Except as set forth in the following two paragraphs, the Notes are not redeemable at the option of RHD prior to October 15, 2012. Starting on that date, RHD may redeem all or any portion of the Notes, at any time or from time to time, after giving the required notice under the Indenture. The Notes may be redeemed at the redemption prices set forth below plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on October 15 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price

2012	104.438%
2013	102.958%
2014	101.479%
2015 and thereafter	100.000%

From time to time prior to October 15, 2010, RHD may redeem up to 40% of the aggregate principal amount of the Notes (including any Additional Notes) issued under the Indenture, with the proceeds of one or more Qualified Equity Offerings, at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that, after giving effect to any such redemption, at least 60% of the aggregate principal amount of

Notes (including any Additional Notes) issued under the Indenture remains outstanding. Any such redemption shall be made within 90 days of such Qualified Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

At any time prior to October 15, 2012, RHD may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed on the redemption date plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Any notice to holders of Notes of a redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate delivered to the Trustee no later than two Business Days prior to the redemption date.

Sinking fund

RHD is not required to make any sinking fund payments with respect to the Notes.

Selection and notice of redemption

If RHD redeems less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

RHD will redeem Notes of $2,000 principal amount or less in whole and not in part. RHD will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. RHD will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after such date, interest ceases to accrue on the Notes or portions thereof called for such redemption.

Repurchase at the option of holders upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Notes will have the right to require RHD to repurchase all or any part of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date (the “Change of Control Purchase Price”)); provided, however, that notwithstanding the occurrence of a Change of Control, RHD shall not be obligated to purchase the Notes pursuant to this section in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the section titled “— Optional redemption” at any time prior to the requirement to consummate the Change of Control and redeem the Notes in accordance with such notice.

Within 30 days following any Change of Control, or, at RHD’s option, prior to the consummation of such Change of Control but after it is publicly announced, RHD shall send, by first-class mail, with a copy to the Trustee, to each holder of Notes, at such holder’s address appearing in the Notes register, a notice stating:

(1) that a Change of Control has occurred or will occur and a Change of Control Offer is being made pursuant to the covenant described under “— Repurchase at the option of holders upon a Change of Control” and that all Notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the purchase date (the “Change of Control Payment Date”), which shall be, subject to any contrary requirements of applicable law, a Business Day and a point in time occurring after the consummation of the Change of Control and not later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control;

(4) if the notice is mailed prior to a Change of Control, that the Change of Control Offer is conditioned on the Change of Control occurring; and

(5) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to RHD or its agent at the address specified in the notice at least three Business Days prior to the Change of Control Payment Date. Holders shall be entitled to withdraw their election if the Trustee or RHD receives, not later than one Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note that was delivered for purchase by the holder and a statement that such holder is withdrawing its election to have such Note purchased.

On or prior to the Change of Control Payment Date, RHD shall irrevocably deposit with the Trustee or with the Paying Agent (or, if RHD or any of its Subsidiaries is acting as the Paying Agent, segregate and hold in trust) in cash an amount equal to the Change of Control Purchase Price payable to the holders entitled thereto, to be held for payment in accordance with the provisions of this covenant. On the Change of Control Payment Date, RHD shall deliver to the Trustee the Notes or portions thereof that have been properly tendered to and are to be accepted by RHD for payment. The Trustee or the Paying Agent shall, on the Change of Control Payment Date, mail or deliver payment to each tendering holder of the Change of Control Purchase Price. In the event that the aggregate Change of Control Purchase Price is less than the amount delivered by RHD to the Trustee or the Paying Agent, the Trustee or the Paying Agent, as the case may be, shall deliver the excess to RHD immediately after the Change of Control Payment Date.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer, including any applicable securities laws of the United States. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance with these securities laws or regulations.

The Change of Control repurchase feature is a result of negotiations between us and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that management of RHD would decide to do so in the future. Subject to certain covenants described below, management of RHD could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings. The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we dispose of less than all our assets by any of the means described above, the ability of a holder of Notes to require us to repurchase its Notes may be uncertain. In such a case, holders of the Notes may not be able to resolve this uncertainty without resorting to legal action.

The RHDI Credit Facility and the Dex Media Credit Facilities do not permit RHDI’s subsidiaries and Dex Media’s subsidiaries, respectively, to make distributions to us in the event of a Change of Control which would enable us to purchase any Notes without first obtaining the consent of the lenders party thereto and also provides that the occurrence of certain of the events that would constitute a Change of Control would constitute a default under each such Credit Facility. In addition, future debt of RHD or its Subsidiaries may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of Notes of their right to require us to repurchase such Notes could cause a default under existing or future debt of RHD or its Subsidiaries, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of Notes upon a repurchase may be limited by our financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase Notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the Notes. See “— Amendments and waivers.”

RHD will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by RHD and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

Certain covenants

Suspension of Covenants.  From and after the first date that: (i) the Notes have Investment Grade Ratings from one of the Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), RHD and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

(1) “— Limitation on restricted payments;”

(2) “— Limitation on debt;”

(3) “— Limitation on transactions with affiliates;”

(4) “— Limitation on asset sales”;

(5) “— Limitation on lines of business,” and

(6) clause (e) of the first paragraph of “Merger, consolidation and sale of property” (collectively, the “Suspended Covenants”).

Upon the occurrence of a Covenant Suspension Event (the “Suspension Date”), the amount of Excess Proceeds from net proceeds shall be set at zero. In the event that RHD and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) in the event that only one Rating Agency had previously provided an Investment Grade Rating on the Notes, then one of the Rating Agencies withdraws its Investment Grade Rating or lowers the rating assigned to the Notes below an Investment Grade Rating or, in the event that both of the Rating Agencies have previously provided Investment Grade Ratings on the Notes, then both of the Rating Agencies withdraw their Investment Grade Rating or lower the Investment Grade Rating assigned to the Notes below an Investment Grade Rating or a Default or Event of Default occurs and is continuing, then RHD and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Debt incurred during the Suspension Period will be classified to have been incurred pursuant to the first paragraph of “— Limitation on debt” below or one of the clauses set forth in the second paragraph of “— Limitation on debt” below (to the extent such Debt would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Debt incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Debt would not be so permitted to be incurred or issued pursuant to the first or second paragraph of “— Limitation on debt,” such Debt will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (o) of the second paragraph of “— Limitation on debt.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “— Limitation on restricted payments” will be made as though the covenant described under “— Limitation on restricted payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “— Limitation on restricted payments.”

Limitation on debt.  RHD shall not, and shall not permit any Restricted Subsidiary to, Incur any Debt; provided, however, that RHD and its Restricted Subsidiaries may Incur Debt and Acquired Debt if, after giving effect to the Incurrence of such Debt and the application of the proceeds therefrom, the Leverage Ratio of RHD would not exceed 7.25 to 1.0.

Notwithstanding the immediately preceding paragraph, any or all of the following Debt (collectively, “Permitted Debt”) may be Incurred:

(a) Debt under the Subsidiary Credit Facilities and Guarantees of such Debt by RHD, in the case of the RHDI Credit Facility, and other Guarantors under the Subsidiary Credit Facilities; provided that the aggregate principal amount of all such Debt under the Subsidiary Credit Facilities in the aggregate shall not exceed $6.0 billion less the amount of any permanent mandatory repayments made under the Subsidiary Credit Facilities (and, in the case of any revolving subfacility thereunder, permanent commitment reductions) with Net Available Cash from Asset Sales;

(b) the Notes (excluding any Additional Notes (as such term is defined in the Indenture)) and any notes issued in exchange for such Notes pursuant to the Registration Rights Agreement;

(c) Debt of RHD or any Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1) the aggregate principal amount of such Debt secured thereby does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased, and

(2) the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed $150 million;

(d) Debt of RHD owing to and held by any Restricted Subsidiary or Debt of a Restricted Subsidiary owing to and held by RHD or any Restricted Subsidiary; provided, however, that (1) any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to RHD or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof not permitted by this clause (d) and (2) such Debt shall be expressly subordinated to the prior payment in full in cash of all obligations under the Notes;

(e) Debt under Interest Rate Agreements entered into by RHD or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of RHD or any Restricted Subsidiary and not for speculative purposes; provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(f) Debt under Currency Exchange Protection Agreements entered into by RHD or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by RHD or any Restricted Subsidiary in the ordinary course of the financial management of RHD or any Restricted Subsidiary and not for speculative purposes;

(g) Debt under Commodity Price Protection Agreements entered into by RHD or a Restricted Subsidiary in the ordinary course of the financial management of RHD or any Restricted Subsidiary and not for speculative purposes;

(h) Debt of RHD or any Restricted Subsidiary in connection with (1) one or more standby letters of credit issued by RHD or a Restricted Subsidiary in the ordinary course of business and with respect to trade payables relating to the purchase of materials by RHD or a Restricted Subsidiary and (2) other letters of credit, surety, performance, appeal or similar bonds, banker’s acceptance, completion guarantees or similar instruments issued in the ordinary course of business of RHD or a Restricted Subsidiary, including letters of credit or similar instruments pursuant to self- insurance and workers’ compensation obligations; provided that upon the drawing of such letters of credit or other instrument, such obligations are reimbursed within 30 days following such drawing; provided, further, that with respect to clauses (1) and (2), such Debt is not in connection with the borrowing of money or the obtaining of advances or credit;

(i) Debt of RHD or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Debt is extinguished within five Business Days of Incurrence of such Debt;

(j) Debt of RHD or any Restricted Subsidiary arising from agreements for indemnification and purchase price adjustment obligations Incurred or assumed in connection with any acquisition or disposition of any assets including Capital Stock; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by RHD and any Restricted Subsidiary, including the Fair Market Value of noncash proceeds;

(k) Debt Incurred by a Securitization Entity in connection with a Qualified Securitization Transaction that is Non-recourse Debt with respect to RHD and its Restricted Subsidiaries; provided, however, that in the event such Securitization Entity ceases to qualify as a Securitization Entity or such Debt ceases to constitute such Non-recourse Debt, such Debt will be deemed, in each case, to be Incurred at such time;

(l) Debt of RHD or a Restricted Subsidiary consisting of a Guarantee of or a Lien securing Debt of RHD or a Restricted Subsidiary, provided that such Debt constitutes Debt that is permitted to be Incurred pursuant to this covenant, but subject to compliance with the other provisions described under “— Certain covenants”;

(m) Debt in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Debt remains outstanding for five Business Days or less;

(n) the Existing Notes and their related Guarantees, if any;

(o) Debt of RHD or any Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (n) above;

(p) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisers and licensees;

(q) Permitted Refinancing Debt; and

(r) Debt of RHD or any Restricted Subsidiary or the issuance of Disqualified Stock in a principal amount or liquidation value, as applicable, outstanding at any one time not to exceed $400 million in the aggregate for all such Debt and Disqualified Stock.

For the purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt permitted by this covenant or is entitled to be Incurred pursuant to the first paragraph of the covenant, RHD in its sole discretion shall be permitted to classify on the date of its Incurrence, or later reclassify, all or a portion of such item of Debt in any manner that complies with this covenant.

Debt permitted by this covenant need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Debt.

For the purposes of determining any particular amount of Debt under this covenant, (a) Guarantees, Liens, obligations with respect to letters of credit and other obligations supporting Debt otherwise included in the determination of a particular amount will not be included and (b) any Liens granted to the holders of the Notes that are permitted in the covenant described under “— Limitation on liens” will not be treated as Debt.

For purposes of determining compliance with any dollar-denominated restriction on the incurrence of Debt, with respect to any Debt which is denominated in a foreign currency, the dollar-equivalent principal amount of such Debt incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Debt was incurred, and any such foreign denominated Debt may be refinanced or replaced or subsequently refinanced or replaced in an amount equal to the dollar-equivalent principal amount of such Debt on the date of such refinancing or replacement whether or not such amount is greater or less than the dollar equivalent principal amount of the Debt on the date of initial incurrence. If obligations in respect of letters of credit are incurred pursuant to the Credit Facilities and are being treated as incurred pursuant to clause (a) of the second paragraph of this covenant and the letters of credit relate to other Debt then such other Debt shall be deemed not incurred.

Limitation on restricted payments.  RHD shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) RHD could not Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on debt” or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since December 3, 2002 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of:

(1) 100% of EBITDA accrued on a cumulative basis during the period (treated as one accounting period) from October 1, 2002 to the end of the most recent fiscal quarter ended prior to the date of such proposed Restricted Payment for which financial statements are available and have been either filed with the Commission or with the Trustee pursuant to “Reports” below (or if the aggregate amount of EBITDA for such period shall be a deficit, minus 100% of such deficit) less 1.4 times Consolidated Interest Expense, plus

(2) 100% of Capital Stock Sale Proceeds and cash capital contributions to RHD, plus (without duplication)

(3) the sum of:

(A) the aggregate net cash proceeds received by RHD or any Restricted Subsidiary from the issuance or sale after December 3, 2002 of convertible or exchangeable Debt or Disqualified Stock that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of RHD, and

(B) the aggregate amount by which Debt (other than Subordinated Obligations) of RHD or any Restricted Subsidiary is reduced on RHD’s consolidated balance sheet on or after December 3, 2002 upon the conversion or exchange of any Debt issued or sold on or after December 3, 2002 that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of RHD, together with, in the cases of both (A) and (B), the aggregate net cash proceeds received by RHD at the time of such conversion or exchange, but excluding, in the case of clause (A) or (B): (x) any such Debt issued or sold to RHD or a Restricted Subsidiary of RHD or an employee stock ownership plan or trust established by RHD or such Restricted Subsidiary for the benefit of its employees and (y) the aggregate amount of any cash or other Property distributed by RHD or any Restricted Subsidiary upon any such conversion or exchange, plus (without duplication)

(4) an amount equal to the sum of:

(A) the net reduction in Investments in any Person other than RHD or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property or any other disposition or repayment of such Investments, in each case to RHD or any Restricted Subsidiary from any Person (other than RHD or a Restricted Subsidiary), less the cost of the disposition of such Investments, and

(B) the Fair Market Value of the Investment of RHD and any Restricted Subsidiary in an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary;

provided, however, that the foregoing sum described in this clause (4) shall not exceed the amount of Investments previously made (and treated as a Restricted Payment) by RHD or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing limitation, RHD may:

(i) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, such dividends could have been paid in compliance with the Indenture (for the avoidance of doubt, such dividend shall be included in the calculation of the amount of Restricted Payments);

(ii) purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of RHD or options, warrants or other rights to acquire such Capital Stock or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of RHD (other than Disqualified Stock) or options, warrants or other rights to acquire such Capital Stock (other than any such Capital Stock (or options, warrants or other rights to acquire such Capital Stock) issued or sold to a Restricted Subsidiary of RHD or an employee stock ownership plan or trust established by RHD or any such Restricted Subsidiary for the benefit of its employees and except to the extent that any purchase made pursuant to such issuance or sale is financed by RHD or any Restricted Subsidiary) or a capital contribution to RHD; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall not be included in the calculation of the amount of Restricted Payments and the Capital Stock Sale Proceeds from such exchange or sale shall not be included in the calculation pursuant to clause (c)(2) above;

(iii) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for or out of the proceeds of the substantially concurrent sale of Capital Stock of RHD (other than Disqualified Stock) or options, warrants or other rights to acquire such Capital Stock (other than any such Capital Stock (or options, warrants or other rights to acquire such Capital Stock) issued or sold to a Restricted Subsidiary of RHD or an employee stock ownership plan or trust established by RHD or any such Restricted Subsidiary for the benefit of its employees and except to the extent that any purchase made pursuant to such issuance or sale is financed by RHD or any Restricted Subsidiary) or a capital contribution to RHD or Subordinated Obligations; provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall not be included in the calculation of the amount of Restricted Payments and the Capital Stock Sale Proceeds from such exchange or sale shall not be included in the calculation pursuant to clause (c)(2) above;

(iv) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations of RHD in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall not be included in the calculation of the amount of Restricted Payments;

(v) so long as no Default has occurred and is continuing, repurchase or otherwise acquire shares of, or options to purchase shares of, Capital Stock of RHD or any of its Subsidiaries from employees, former employees, directors or former directors, consultants or former consultants of RHD or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of RHD under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided that the aggregate amount of such repurchases and other acquisitions shall not exceed $20 million in any calendar year plus any proceeds received by RHD in respect of “key-man” life insurance (any such amounts not used in a calendar year shall be available for use in any subsequent year); provided, further, that such repurchase and other acquisition shall be excluded in the calculation of the amount of Restricted Payments and the Capital Stock Sale Proceeds from such sales shall not be included in the calculation pursuant to clause (c)(2) or (ii) above;

(vi) make cash payments in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for equity interests of RHD (for the avoidance of doubt, such payments shall be included in the amount of Restricted Payments);

(vii) repurchase Capital Stock to the extent such repurchase is deemed to occur upon a cashless exercise of stock options; provided that all such repurchases shall not be included in the calculation of Restricted Payments and no proceeds in respect of the issuance of Capital Stock shall be deemed to have been received for the purposes of clause (c)(2) above;

(viii) so long as no Default or Event of Default shall have occurred and be continuing, repurchase any Subordinated Obligations or Disqualified Stock of RHD at a purchase price not greater than 101% of the principal amount or liquidation preference of such Subordinated Obligation or Disqualified Stock in the event of a Change of Control pursuant to a provision similar to “— Repurchase at the option of holders upon a Change of Control” in the documents governing such Subordinated Obligation or Disqualified Stock; provided that prior to consummating any such repurchase, RHD has made the Change of Control Offer required by the Indenture and has repurchased all notes validly tendered for payment in connection with such Change of Control Offer; provided, further that such payments shall be included in the calculation of Restricted Payments;

(ix) so long as no Default or Event of Default shall have occurred and be continuing, following an Asset Sale, to the extent permitted by the covenant under “— Limitation on asset sales,” and using the Net Available Cash generated from such Asset Sale, repurchase any Subordinated Obligation or Disqualified Stock of RHD at a purchase price not greater than 100% of the principal amount or liquidation preference of such Subordinated Obligation or Disqualified Stock pursuant to a provision similar to the “— Limitation on asset sales” covenant in the documents governing such Subordinated Obligation or Disqualified Stock; provided that prior to consummating any such repurchase, RHD has made the Prepayment Offer required by the Indentures and has repurchased all notes validly tendered for payment in connection with such Prepayment Offer; provided, further that such payments shall be included in the calculation of Restricted Payments;

(x) make any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (x) since the Issue Date, does not exceed $100 million, provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment; provided, further, that such payments shall be excluded in the calculation of Restricted Payments;

(xi) so long as no Default or Event of Default shall have occurred and be continuing, pay cash dividends on RHD’s common stock or equivalent in an amount not to exceed a Dividend Yield of 3% (for the avoidance of doubt, such dividend shall be included in the calculation of the amount of Restricted Payments); and

(xii) repurchase or redeem preferred stock purchase rights issued in connection with any shareholders rights plan of RHD.

The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of making such Restricted Payment.

Limitation on liens.  RHD shall not, and shall not permit any Restricted Subsidiary to, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary and intercompany notes), whether owned on the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom that secures Debt, unless

(1) in the case of a Lien securing Subordinated Obligations, the Notes are secured by a Lien on such Property or such interest therein or such income or profits therefrom that is senior in priority to the Lien securing such Subordinated Obligations for so long as such Subordinated Obligations are so secured; and

(2) in all other cases, the Notes are equally and ratably secured by a Lien on such Property or such interest therein or profits therefrom for so long as such Debt is so secured.

Limitation on asset sales.  RHD shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a) RHD or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b) in the case of Asset Sales which are not Permitted Asset Swaps, at least 75% of the consideration paid to RHD or such Restricted Subsidiary in connection with such Asset Sale is in the form of (1) cash or cash equivalents; (2) the assumption by the purchaser of liabilities of RHD or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) as a result of which RHD and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; (3) any securities, notes or other obligations received by RHD or any such Restricted Subsidiary from such transferee that are converted by RHD or such Restricted Subsidiary into cash (to the extent of the cash received) within 90 days after receipt; or (4) a combination of the consideration specified in clauses (1) through (3); and

(c) RHD delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by RHD or a Restricted Subsidiary, to the extent RHD or such Restricted Subsidiary elects (or is required by the terms of any Debt):

(a) to permanently prepay or permanently repay (i) any Subsidiary Credit Facilities Debt (and to correspondingly reduce commitments with respect thereto), (ii) Debt that ranks pari passu with the Notes (provided that if RHD shall so reduce obligations under such Debt, it will equally and ratably reduce obligations under the Notes by making an offer (in accordance with the procedures set forth below for a Prepayment Offer (as defined below) to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the Notes), (iii) Indebtedness of a Restricted Subsidiary, in each case other than Indebtedness owed to RHD or an Affiliate of RHD; provided that, if an offer to purchase any Debt of RHDI or any of its Restricted Subsidiaries is made in accordance with the terms of such Debt, the obligation to permanently reduce Debt of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such offer will be deemed to exist following such offer or (iv) Debt which shall have been secured by the assets sold in the relevant Asset Sale (except as provided in clauses (i), (ii) or (iii)); and/or

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by RHD or another Restricted Subsidiary).

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash shall constitute “Excess Proceeds.”

Pending the final application of the Net Available Cash, RHD or any Restricted Subsidiary may temporarily reduce Debt under the revolving Subsidiary Credit Facilities or otherwise invest such Net Available Cash in Temporary Cash Investments.

When the aggregate amount of Excess Proceeds exceeds $100 million, RHD will be required to make an offer to purchase (the “Prepayment Offer”) the Notes and any other pari passu Debt outstanding with similar provisions requiring an offer to purchase such Debt with such proceeds, which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount or accreted value, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth herein. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for purchase in accordance with the Indenture, RHD or such Restricted Subsidiary may use such remaining amount for any purpose not restricted by the Indenture and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” will mean the product of:

(a) the Excess Proceeds and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, together with any accrued and unpaid interest, including additional interest, if any, and

(2) the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, together with any accrued and unpaid interest and the aggregate principal amount or accreted value of other Debt of RHD outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring RHD to make an offer to purchase such Debt at substantially the same time as the Prepayment Offer (subject to proration in the event that such amount is less than the aggregate offer price of all Notes tendered).

Within 45 Business Days after RHD is obligated to make a Prepayment Offer as described in the preceding paragraph, RHD shall send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding RHD and its Subsidiaries as RHD in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date (the “Purchase Date”), which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

Not later than the date upon which written notice of a Prepayment Offer is delivered to the Trustee as provided above, RHD shall deliver to the Trustee an Officers’ Certificate as to (i) the amount of the Prepayment Offer (the “Offer Amount”), (ii) the allocation of the Net Available Cash from the Asset Sales pursuant to which such Prepayment Offer is being made and (iii) the compliance of such allocation with the provisions of the second paragraph of this covenant. On or before the Purchase Date, RHD shall also irrevocably deposit with the Trustee or with the Paying Agent (or, if RHD or a Wholly Owned Subsidiary is the Paying Agent, shall segregate and hold in trust) in Temporary Cash Investments (other than in those enumerated in clause (b) of the definition of Temporary Cash Investments), maturing on the last day prior to the Purchase Date or on the Purchase Date if funds are immediately available by open of business, an amount equal to the Offer Amount to be held for payment in accordance with the provisions of this covenant. Upon the expiration of the period for which the Prepayment Offer remains open (the “Offer Period”), RHD shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by RHD. The Trustee or the Paying Agent shall, on the Purchase Date, mail or deliver payment to each tendering holder in the amount of the purchase price. In the event that the aggregate purchase price of the Notes delivered by RHD to the Trustee is less than the Offer Amount, the Trustee or the Paying Agent shall deliver the excess to RHD immediately after the expiration of the Offer Period for application in accordance with this covenant.

Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to RHD or its agent at the address specified in the notice at least three Business Days prior to the Purchase Date. Holders shall be entitled to withdraw their election if the Trustee or RHD receives not later than one Business Day prior to the Purchase Date a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note that was delivered for purchase by the holder and a statement that such holder is withdrawing its election to have such Note purchased. If at the expiration of the Offer Period the aggregate principal of Notes surrendered by holders exceeds the Offer Amount, RHD shall select the Notes to be purchased on pro rata basis for all Notes (with such adjustments as may be deemed appropriate by RHD so that only Notes in denominations of $2,000, or larger integral multiples of $1,000, shall be purchased). Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

At the time RHD delivers Notes to the Trustee that are to be accepted for purchase, RHD shall also deliver an Officers’ Certificate stating that such Notes are to be accepted by RHD pursuant to and in accordance with the terms of this covenant. A Note shall be deemed to have been accepted for purchase at the time the Trustee or the Paying Agent mails or delivers payment therefor to the surrendering holder.

RHD will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder, including any applicable securities laws of the United States. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, RHD will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Limitation on transactions with affiliates.  RHD shall not, and shall not permit any Restricted Subsidiary to, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of RHD (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are:

(1) set forth in writing, and

(2) no less favorable to RHD or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of RHD,

(b) if such Affiliate Transaction involves aggregate payments or value in excess of $20 million, each of the Board of Directors of RHD (including a majority of the disinterested members of the Board of Directors of RHD or, if there is only one disinterested director, such disinterested director) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a)(2) of this covenant as evidenced by a Board Resolution, and

(c) if such Affiliate Transaction involves aggregate payments or value in excess of $100 million, RHD obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to RHD and the Restricted Subsidiaries, taken as a whole.

Notwithstanding the foregoing limitation, RHD or any Restricted Subsidiary may make, enter into or suffer to exist the following:

(a) any transaction or series of transactions between RHD and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries;

(b) any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on restricted payments” or any Permitted Investment;

(c) the payment of compensation (including awards or grants in cash, securities or other payments) for the personal services of officers, directors, consultants and employees of RHD or any of the Restricted Subsidiaries in the ordinary course of business;

(d) payments pursuant to employment agreements, collective bargaining agreements, employee benefit plans, or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, directors’ and officers’ indemnification agreements and retirement or savings plans, stock option, stock ownership and similar plans so long as the Board of Directors of RHD in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor;

(e) loans and advances to officers, directors or employees (or guarantees of third party loans to officers, directors or employees) made in the ordinary course of business, provided that such loans and advances do not exceed $50 million in the aggregate at any one time outstanding;

(f) any agreement as in effect on the Issue Date or any amendment to any such agreement (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby;

(g) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to RHD or its Restricted Subsidiaries or are on terms no less favorable as might reasonably have been obtained at such time from an unaffiliated party; provided that such transactions are approved by a majority of the Board of Directors of RHD in good faith (including a majority of disinterested directors of the Board of Directors of RHD, or if there is only one disinterested director, such director);

(h) the issuance and sale of Capital Stock (other than Disqualified Stock) of RHD; and

(i) sales or transfer of dispositions of Receivables and Related Assets to a Securitization Entity and acquisitions of Investments in connection therewith.

Designation of Restricted and Unrestricted Subsidiaries.  The Board of Directors of RHD may designate any Subsidiary of RHD to be an Unrestricted Subsidiary if:

(a) the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, RHD or any other Restricted Subsidiary, and

(b) RHD would be permitted under the covenant described under “— Limitation on restricted payments” to make a Restricted Payment in an amount equal to the Fair Market Value of the Investment in such Subsidiary. For the purposes of this provision, in the event the Fair Market Value of such assets exceeds $100 million, such Fair Market Value shall be determined by an Independent Financial Advisor.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of RHD will be classified as a Restricted Subsidiary.

Except as provided in the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither RHD nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary) except to the extent permitted under the covenant described under “— Limitation on restricted payments” and provided that RHD or any Restricted Subsidiary may pledge Capital Stock or Debt or assets of any Unrestricted Subsidiary on a nonrecourse basis as long as the pledgee has no claim whatsoever against RHD or any Restricted Subsidiary other than to obtain that pledged property.

The Board of Directors of RHD may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x) RHD could Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on debt,” and

(y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors of RHD will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers’ Certificate that:

(a) certifies that such designation or redesignation complies with the foregoing provisions, and

(b) gives the effective date of such designation or redesignation,

such filing with the Trustee to occur on or before the time financial statements are filed with the Commission or the Trustee pursuant to “Reports” below in respect of the fiscal quarter of RHD in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of RHD’s fiscal year, on or before the time financial statements in respect of such fiscal year are filed with the Commission or the Trustee pursuant to “Reports” below).

Limitation on RHD’s business.  RHD shall not, and shall not permit any Restricted Subsidiary to, engage in any business other than the business RHD and its Restricted Subsidiaries is engaged in on the Issue Date or a Related Business.

Merger, consolidation and sale of property

RHD shall not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Restricted Subsidiary into RHD) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions, unless:

(a) RHD shall be the surviving Person (the “Surviving Person”) or the Surviving Person (if other than RHD) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made which is substituted for RHD as the issuer of the Notes shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than RHD) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal amount of the Notes, any accrued and unpaid interest on such principal amount, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by RHD;

(c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of RHD, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clauses (e) and (f) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e) immediately after giving effect to such transaction or series of transactions on a pro forma basis, RHD or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt pursuant to the first paragraph of the covenant described under “— Limitation on debt”; and

(f) the Surviving Person shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of RHD under the Indenture, but the predecessor company in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of RHD as an entirety or virtually as an entirety) of substantially all of the assets of RHD and its Restricted Subsidiaries, or

(b) a lease,

shall not be released from any obligation to pay the principal amount of the Notes, any accrued and unpaid interest.

Reports

Whether or not RHD is then subject to Section 13(a) or 15(d) of the Exchange Act, RHD will electronically file with the Commission, so long as the Notes are outstanding, the annual reports, quarterly reports and other periodic reports that RHD would be required to file with the Commission pursuant to Section 13(a) or 15(d) if RHD were so subject, and such documents will be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which RHD would be required so to file such documents if RHD were so subject, unless, in any case, such filings are not then permitted by the Commission.

If such filings with the Commission are not then permitted by the Commission, or such filings are not generally available on the Internet free of charge, RHD will, without charge to the holders, within 15 days of each Required Filing Date, transmit by mail to holders, as their names and addresses appear in the Note register, and file with the Trustee copies of the annual reports, quarterly reports and other periodic reports that RHD would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if RHD were subject to such Section 13(a) or 15(d) and, promptly upon written request, supply copies of such documents to any prospective holder or beneficial owner at RHD’s cost.

So long as any of the Notes remain restricted under Rule 144, RHD will make available upon request to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

Events of default

The following events shall be “Events of Default”:

(1) RHD defaults in any payment of interest on any Note when the same becomes due and payable and such default continues for a period of 30 days;

(2) RHD defaults in the payment of the principal amount of any Note when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) RHD fails to comply with the covenant described under “Merger, consolidation and sale of property,” “Repurchase at the option of holders upon a Change of Control” or “Certain covenants — Limitation on asset sales”;

(4) RHD fails to comply with any covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clauses (1), (2) or (3)) and such failure continues for 60 days after written notice is given to RHD as specified below;

(5) a default by RHD or any Restricted Subsidiary under any Debt of RHD or any Restricted Subsidiary which results in acceleration of the maturity of such Debt, or the failure to pay any such Debt at maturity, in an aggregate principal amount in excess of $40 million, unless RHD is contesting such acceleration in good faith;

(6) RHD, RHDI or any other Significant Subsidiary takes any of the following actions pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary insolvency proceeding;

(B) consents to the entry of an order for relief against it in an involuntary insolvency proceeding;

(C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency; provided, however, that the liquidation of any Restricted Subsidiary into another Restricted Subsidiary or RHD other than as part of a credit reorganization, shall not constitute an Event of Default under this clause (6);

(7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against RHD, RHDI or any other Significant Subsidiary in an involuntary insolvency proceeding;

(B) appoints a Custodian of RHD, RHDI or any other Significant Subsidiary or for any substantial part of its property;

(C) orders the winding up or liquidation of RHD, RHDI or any other Significant Subsidiary; or

(D) grants any similar relief under any foreign laws;

and in each such case the order or decree remains unstayed and in effect for 90 days; or

(8) any judgment or judgments for the payment of money in an unsecured aggregate amount (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to the underlying claim and that continues to make payments pursuant to the terms of the relevant policy) in excess of $40 million at the time entered against RHD or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect or otherwise payable.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (4) is not an Event of Default until the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding notify RHD (and in the case of such notice by holders, the Trustee) of the Default and RHD does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

RHD shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default and any event that with the giving of notice or the lapse of time would become an Event of Default, its status and what action RHD is taking or proposes to take with respect thereto.

RHD shall immediately notify the Trustee if a meeting of the Board of Directors of RHD is convened to consider any action mandated by a petition for debt settlement proceedings or bankruptcy proceedings. RHD shall also promptly advise the Trustee of the approval of the filing of a debt settlement or bankruptcy petition prior to the filing of such petition.

If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to RHD) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding by written notice to RHD and the Trustee, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to RHD shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by RHD or a Restricted Subsidiary or waived by the holders of the relevant Debt within the grace period provided applicable to such default provided for in the documentation governing such Debt and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing Event of Default,

(b) the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee, and

(c) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the registered holders of a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note) with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

(1) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver,

(2) reduce the rate of or change the time for payment of interest on any Note,

(3) reduce the principal of or change the Stated Maturity of any Note,

(4) make any Note payable in money other than that stated in the Note,

(5) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes, or

(6) release any security interest that may have been granted in favor of the holders of the Notes pursuant to the covenant described under “— Limitation on liens” other than pursuant to the terms of the Indenture.

Without the consent of any holder of the Notes, RHD and the Trustee may amend the Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency,

(2) comply with the covenant described under “Merger, consolidation and sale of property,”

(3) provide for uncertificated Notes in addition to or in place of certificated Notes,

(4) add Guarantees with respect to the Notes,

(5) secure the Notes,

(6) add to the covenants of RHD for the benefit of the holders of the Notes or to surrender any right or power conferred upon RHD,

(7) make any change that does not adversely affect the rights of any holder of the Notes,

(8) comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act,

(9) provide for the issuance of Additional Notes in accordance with the Indenture, including the issuance of Additional Notes as restricted securities under the Securities Act and substantially identical Additional Notes pursuant to an Exchange Offer registered with the Commission,

(10) evidence and provide the acceptance of the appointment of a successor trustee under the Indenture, or

(11) conform the text of the Indenture or the Notes to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” is intended to be a verbatim recitation of a provision of the Indenture or the Notes.

The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment that requires the consent of the holders of Notes becomes effective, RHD is required to mail to each registered holder of the Notes at such holder’s address appearing in the security register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee or stockholder of RHD shall have any liability for any obligations of RHD under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws.

Defeasance

RHD at any time may terminate some or all of its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes and to replace mutilated, destroyed, lost or stolen Notes, to maintain a registrar and paying agent in respect of the Notes. RHD at any time may terminate:

(1) its obligations under the covenants described under “— Repurchase at the option of holders upon a Change of Control,” “— Certain covenants” and “Reports”;

(2) the operation of the cross-acceleration provisions, the judgment default provisions and the bankruptcy provisions with respect to Significant Subsidiaries described under “— Events of default” above; and

(3) the limitations contained in clauses (e) and (f) under the first paragraph of “— Merger, consolidation and sale of property” (collectively, “covenant defeasance”)

and thereafter any omission to comply with any covenant referred to in clause (1) above will not constitute a Default or an Event of Default with respect to the Notes.

RHD may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If RHD exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If RHD exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to the covenants listed under clause (3) of the first paragraph under “— Defeasance”), clause (4) (with respect to the covenants listed under clause (1) of the first paragraph under “— Defeasance”), (5), (6), (7) (with respect only to Significant Subsidiaries in the case of clauses (6) and (7)) or (8) under “— Events of default” above or because of the failure of RHD to comply with clause (e) under the first paragraph of, or with the second paragraph of “— Merger, consolidation and sale of property” above.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) RHD irrevocably deposits in trust with the Trustee money or Government Obligations, or a combination thereof, for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

(b) RHD delivers to the Trustee a certificate from an internationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any, and interest when due and without reinvestment on the deposited Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(c) 123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under “— Events of default” occurs with respect to RHD or any other Person making such deposit which is continuing at the end of the period;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e) such deposit does not constitute a default under any other material agreement or instrument binding on RHD;

(f) RHD delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g) in the case of the legal defeasance option, RHD delivers to the Trustee an Opinion of Counsel stating that:

(1) RHD has received from, or there has been published by, the Internal Revenue Service a ruling; or

(2) since the date of the Indenture there has been a change in the applicable U.S. federal income tax law,

to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

(h) in the case of the covenant defeasance option, RHD delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

(i) RHD delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to RHD, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and RHD has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of holders, cash in U.S. dollars, non-callable Government Obligations, or a combination of cash in U.S. dollars and non-callable Government Obligations, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption.

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit;

(3) RHD has paid or caused to be paid all sums payable by it under the Indenture; and

(4) RHD has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, RHD must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing law

The Indenture and the Notes are governed by the laws of the State of New York.

The Trustee

The Bank of New York is the Trustee under the Indenture, and is also the trustee under the indentures relating to the RHD Existing Notes and the RHDI Existing Notes.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. The Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Additional information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Registration Rights Agreements without charge by writing to RHD, attention: Investor Relations, 1001 Winstead Drive, Cary, North Carolina 27513.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Acquired Debt” means Debt of a Person existing at the time such Person becomes a Restricted Subsidiary, other than Debt Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. Acquired Debt shall be deemed to be Incurred on the date the acquired Person becomes a Restricted Subsidiary.

“Acquisition” means (1) the consummation of the acquisition by RHD of Centel Directory Company, a Delaware corporation, DirectoriesAmerica, Inc., a Kansas corporation, and Sprint Publishing & Advertising, Inc., a Kansas corporation pursuant to the stock purchase agreement dated as of September 21, 2002, as amended, by and between Sprint Corporation, a Kansas corporation, Centel Directories LLC, a Delaware limited liability company, and RHD, (2) the acquisition by RHD of SBC Communications Inc.’s directory publishing business in Illinois and northwest Indiana pursuant to the Purchase Agreement by and among Ameritech Corporation, Ameritech Publishing, Inc. and RHD as of July 28, 2004, as amended, (3) the acquisition by RHD of Dex Media pursuant to the Agreement and Plan of Merger, dated as of October 3, 2005, by and among Dex Media, RHD and Forward Acquisition Corp., a Delaware corporation, as amended, (4) the acquisition by RHD of Business.com, Inc., pursuant to the Agreement and Plan of Merger, dated as of July 25, 2007, by and among, Business.com, Inc., RHD and Patriot Acquisition Merger Sub. Corp., a Delaware corporation, as amended, and (5) the purchase by RHD or any of its Restricted Subsidiaries of any Capital Stock, bonds, notes, debentures or other debt securities of any Person in a directory publishing business so that such Person becomes a Restricted Subsidiary of RHD and any of its Restricted Subsidiaries or the merger into or consolidation with any such Person so that such Person becomes a Restricted Subsidiary of RHD, or the purchase of any assets constituting a business unit of any Person in the directory publishing business.

“Additional Assets” means:

(a) any Property (other than cash, cash equivalents and securities) to be owned by RHD or any Restricted Subsidiary and used in a Related Business; or

(b) Capital Stock of a Person that is or becomes a Restricted Subsidiary upon or as a result of the acquisition of such Capital Stock by RHD or another Restricted Subsidiary from any Person other than RHD or an Affiliate of RHD; provided, however that, in the case of this clause (b), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b) any other Person who is a director or officer of:

(1) such specified Person,

(2) any Subsidiary of such specified Person, or

(3) any Person described in clause (a) above.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain covenants — Limitation on asset sales” and “— Certain covenants — Limitation on transactions with affiliates” and the definition of “Additional Assets” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of RHD or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Applicable Premium” means, with respect to a Note on any redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of the Note; and

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at October 15, 2012 (such redemption price being set forth in the table appearing below the caption “— Optional redemption”) plus (ii) all required interest payments due on the Note through October 15, 2012 (excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the Note.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by RHD or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than RHD or a Restricted Subsidiary),

(b) all or substantially all of the properties and assets of any division or line of business of RHD or any Restricted Subsidiary, or

(c) any other assets of RHD or any Restricted Subsidiary outside of the ordinary course of business of RHD or such Restricted Subsidiary;

other than, in the case of clause (a), (b) or (c) above,

(1) any disposition by RHD or a Restricted Subsidiary to RHD, a Restricted Subsidiary or any Person (if after giving effect to such transfer such other Person becomes a Restricted Subsidiary),

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “— Certain covenants — Limitation on restricted payments,”

(3) any disposition effected in compliance with the covenant described under “— Merger, consolidation and sale of property,”

(4) any disposition of Temporary Cash Investments in the ordinary course of business,

(5) any disposition of obsolete, worn out or permanently retired equipment or facilities or other property that are no longer useful in the conduct of the business of RHD or any Restricted Subsidiary,

(6) any disposition of Receivables and Related Assets in a Qualified Securitization Transaction for the Fair Market Value thereof including cash or Temporary Cash Investments in an amount at least equal to 75% of the Fair Market Value thereof,

(7) for purposes of the covenant described under “— Certain covenants — Limitation on asset sales,” any disposition the net proceeds of which to RHD and its Restricted Subsidiaries do not exceed $5 million in any transaction or series of related transactions,

(8) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of RHD and its Restricted Subsidiaries,

(9) the sale or other disposition of cash or cash equivalents, and

(10) any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy.

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the products of (1) the number of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by (2) the amount of such payment by

(b) the sum of all such payments.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. Federal or state law.

“Board of Directors” means, with respect to any Person, the board of directors, or any equivalent management entity, of such Person or any committee thereof duly authorized to act on behalf of such board.

“Board Resolution” means, with respect to any Person, a copy of a resolution of such Person’s Board of Directors, certified by the Secretary or an Assistant Secretary, or an equivalent officer, of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain covenants — Limitation on liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“Capital Stock Sale Proceeds” means the aggregate cash proceeds received by RHD from the issuance or sale (other than to a Restricted Subsidiary of RHD or an employee stock ownership plan or trust established by RHD or a Restricted Subsidiary for the benefit of their employees and except to the extent that any purchase made pursuant to such issuance or sale is financed by RHD or any Restricted Subsidiary) by RHD of its Capital Stock (including upon the exercise of options, warrants or rights) (other than Disqualified Stock) or warrants, options or rights to purchase its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of RHD (for the purpose of this clause (1) a Person shall be deemed to beneficially own the Voting Stock of a corporation that is beneficially owned (as defined above) by another corporation (a “parent corporation”) if such Person beneficially owns (as defined above) at least 50% of the aggregate voting power of all classes of Voting Stock of such parent corporation);

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of RHD (together with any new directors whose election by such Board of Directors or whose nomination for election by the applicable shareholders was approved or ratified by a vote of 66 2/3% of the Board of Directors of RHD then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or ratified) cease for any reason to constitute a majority of such Board of Directors then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of RHD; or

(4) the merger or consolidation of RHD with or into another Person or the merger of another Person with or into RHD, or the sale of all or substantially all the assets of RHD to another Person, and, in the case of any such merger or consolidation, the securities of RHD that are outstanding immediately prior to such transaction and that represent 100% of the aggregate voting power of the Voting Stock of RHD are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation;

Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred if, following such event, the surviving entity has an Investment Grade Rating by both agencies and, in the event that a person acquires Voting Stock of RHD, such person has an Investment Grade Rating prior to such acquisition.

“Commission” means the U.S. Securities and Exchange Commission.

“Commodity Price Protection Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

“Consolidated Incremental Depreciation and Amortization” means, for any period, the total amount of depreciation and amortization related to the step up in basis required under purchase accounting with respect to the transactions contemplated by any Acquisition, for such period on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, without duplication and in each case determined on a consolidated basis in accordance with GAAP, the total interest expense of RHD and its consolidated

Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by either RHD or its Restricted Subsidiaries:

(a) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued during such period,

(b) amortization of debt discount and debt issuance cost, including commitment fees,

(c) capitalized interest,

(d) non-cash interest expense,

(e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(f) net costs associated with Hedging Obligations (including amortization of discounts or fees); provided, however, such costs shall not include any unrealized gain or loss implicit in Hedging Obligations,

(g) the sum of (x) all Disqualified Stock Dividends and (y) Preferred Stock Dividends with respect to Capital Stock of Subsidiaries,

(h) interest accruing or paid on any Debt of any other Person to the extent such Debt is Guaranteed by RHD or any Restricted Subsidiary, or is secured by a Lien on RHD’s or any Restricted Subsidiary’s assets, whether or not such interest is paid by RHD or such Restricted Subsidiary,

(i) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than RHD) in connection with Debt Incurred by such plan or trust,

(j) interest accruing in connection with a Qualified Securitization Transaction, and

(k) the interest portion of any deferred payment obligation.

“Consolidated Net Income” means, for any period, the consolidated net income (loss) of RHD for such period on a consolidated basis prior to any adjustment to net income for any preferred stock (other than Disqualified Stock) as determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income (loss) of any Person (other than RHD) if such Person is not a Restricted Subsidiary, except that:

(1) RHD’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to RHD or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below), and

(2) RHD’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income,

(3) the revenue participation income received in connection with Revenue Participation Agreement shall not be excluded, and

(b) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to contractual restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the RHD, except that:

(1) RHD’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to RHD or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause), and

(2) RHD’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

(c) any net gain or loss realized upon the sale or other disposition of any Property of RHD or any of its consolidated Subsidiaries (including pursuant to any sale and leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(d) any net after-tax extraordinary gain or loss,

(e) the cumulative effect of a change in accounting principles,

(f) any non-cash compensation expense realized for grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of RHD or any Restricted Subsidiary, provided that such rights (if redeemable), options or other rights can be redeemed at the option of the holder only for Capital Stock of RHD (other than Disqualified Stock) or Capital Stock of a direct or indirect parent of RHD,

(g) 50% of Consolidated Incremental Depreciation and Amortization,

(h) any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase accounting for the transactions contemplated by any Acquisition, in accordance with GAAP, during the eighteen consecutive months following the consummation of such Acquisition, and

(i) to the extent non-cash, any unusual, non-operating or non-recurring gain or loss (including to the extent related to any Acquisitions).

Notwithstanding the foregoing, for purposes of the covenant described under “— Certain covenants — Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to RHD or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Credit Facilities” means the RHD Credit Agreement, the RHDI Credit Facility and the Dex Media Credit Facilities.

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, currency option, synthetic cap or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any, but only in the event such premium has become due) in respect of:

(1) debt of such Person for money borrowed, and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person;

(c) all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable for goods and services arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit, performance bonds or surety bonds securing obligations (other than obligations described in (a) through (c) above) provided in the ordinary course of business of such Person to the extent such letters of credit and bonds are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (measured, in each case, at the greatest of its voluntary or involuntary maximum fixed repurchase price or liquidation value but excluding, in each case, any accrued dividends for any current period not yet payable);

(f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) above of other Persons, the payment of which is secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property or the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Debt of any Person at any date shall be the amount necessary to extinguish in full as of such date the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date including, without limitation, all interest that has been capitalized, and without giving effect to any call premiums in respect thereof. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (e), (f) or (g) of the second paragraph of the covenant described under “— Certain covenants — Limitation on debt,” or

(2) the marked-to-market value of such Hedging Obligation to the counterparty thereof if not Incurred pursuant to such clauses.

For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Debt will be required to be determined pursuant to the Indenture at its Fair Market Value if such price is based upon, or measured by, the fair market value of such Disqualified Stock; provided, however, that if such Disqualified Stock is not then permitted in accordance with the terms of such Disqualified Stock to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Dex Media” means Dex Media, Inc.

“Dex Media Credit Facilities” means the Dex Media East Credit Facility and the Dex Media West Credit Facility.

“Dex Media East Credit Facility” means that certain Credit Agreement, dated as of November 8, 2002 as amended and restated as of January 31, 2006, among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, as borrower, the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended by the First Amendment, dated as of April 24, 2006, among Dex Media, Inc., Dex Media East, Inc., Dex Media East LLC, as borrower, the lenders parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other agents parties thereto, as such may be further amended, modified or supplemented from time to time, or one or more debt or commercial paper facilities or other instruments with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, or other forms of guarantees or assurances that one or more times refinances, replaces, supplements, modifies or amends such credit facility or debentures or other debt securities.

“Dex Media Existing Notes” means the Dex Media, Inc. 9% Senior Discount Notes due 2013 and Dex Media 8% Senior Notes due 2013, in each case outstanding on the Issue Date.

“Dex Media Subsidiaries Existing Notes” means the Dex Media West 8.5% Senior Notes due 2010, Dex Media West 9.875% Senior Subordinated Notes due 2013, Dex Media West 5.875% Senior Notes due 2011, Dex Media East 9.875% Senior Notes due 2009 and Dex Media East 12.125% Senior Subordinated Notes due 2012, in each case, outstanding on the Issue Date.

“Dex Media West Credit Facility” means that certain Credit Agreement, dated as of September 9, 2003 as amended and restated as of January 31, 2006, among Dex Media, Inc., Dex Media West, Inc., Dex Media West LLC, as borrower, the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended by the First Amendment, dated as of April 24, 2006, among Dex Media, Inc., Dex Media West, Inc., Dex Media LLC, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other agents parties thereto, as such may be further amended, modified or supplemented from time to time, or one or more debt or commercial paper facilities or other instruments with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, or other forms of guarantees or assurances that one or more times refinances, replaces, supplements, modifies or amends such credit facility or debentures or other debt securities.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or upon the happening of an event:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(c) convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders the right to require RHD to repurchase or redeem such Capital Stock upon the occurrence of a Change of Control occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the change of control provisions applicable to such Disqualified Stock are no more favorable to the holders of such Capital Stock than the provisions of the Indenture with respect to a Change of Control and such Capital Stock specifically provides that RHD will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to RHD’s completing a Change of Control Offer.

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of RHD held by Persons other than a Wholly Owned Restricted Subsidiary.

“Dividend Yield” means the aggregate dollar amount of the cash dividends paid on RHD’s common stock or equivalent, per share, during any 12-month period divided by the Market Price per share of RHD’s common stock or equivalent averaged over the trading days of such period up to and including the trading day before the date of a resolution of the Board of Directors of RHD declaring the payment of the cash dividend.

“EBITDA” means, with respect to any Person for any period:

(a) the sum of an amount equal to Consolidated Net Income of such Person for such period, plus (without duplication) the following to the extent Consolidated Net Income has been reduced thereby for such period:

(1) the provisions for taxes based on income or profits or utilized in computing net loss,

(2) Consolidated Interest Expense,

(3) depreciation,

(4) amortization,

(5) non-recurring losses or expenses, and

(6) any other non-cash items (provided that any such non-cash item that represents an accrual of or reserve for cash expenditures in any future period shall be deducted in such future period); minus

(b) (x) all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period) and (y) all non-recurring gains for such period.

Notwithstanding the foregoing clause, the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income. The calculation of EBITDA shall not include any non-cash impact attributable to the reduction in deferred revenue or reduction in deferred costs to balance sheet accounts as a result of the fair value exercise undertaken as required by purchase accounting in accordance with GAAP, during the eighteen consecutive months following the consummation of the relevant Acquisition (it being understood that clause (h) of Consolidated Net Income shall not apply) (without duplication).

“Event of Default” has the meaning set forth under “— Events of default.”

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Notes” mean the RHD Existing Notes, the RHDI Existing Notes, the Dex Media Existing Notes and the Dex Media Subsidiaries Existing Notes.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a) if such Property has a Fair Market Value equal to or less than $25 million, by any Officer of RHD, or

(b) if such Property has a Fair Market Value in excess of $25 million, by a majority of the Board of Directors of RHD and evidenced by a Board Resolution dated within 30 days of the relevant transaction.

“GAAP” means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth:

(a) in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(b) in the statements and pronouncements of the Financial Accounting Standards Board,

(c) in such other statements by such other entity as approved by a significant segment of the accounting profession, and

(d) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

“Government Obligations” means any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business, or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a) of the definition of “Permitted Investment.”

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation,

“Hedging Obligations” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

“holder” or “noteholder” means the Person in whose name an Note is registered.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and provided further, however, that amortization of debt discount, accrual or capitalization of dividends and interest, including the accrual of deferred accrued interest, the accretion of principal, and the payment of interest or dividends in the form of additional securities shall not, in any such case, be deemed to be the Incurrence of Debt, provided that in the case of Debt or Preferred Stock sold at a discount or for which interest or dividends is capitalized or accrued or accreted, the amount of such Debt or outstanding Preferred Stock Incurred shall at all times be the then current accreted value or shall include all capitalized interest.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of national standing or any third party appraiser or recognized expert with experience in appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, provided that such firm or appraiser is not an Affiliate of RHD.

“Initial Purchasers” means J.P. Morgan Securities Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, Barclays Capital Inc., BNP Paribas Securities Corp., GE Capital Markets, Inc., Greenwich Capital Markets, Inc., ING Financial Markets LLC and Scotia Capital (USA) Inc.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate option agreement, interest rate future agreement or other similar agreement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any loan (other than advances and extensions of credit and receivables in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person or acquired as part of the assets acquired in connection with an acquisition of assets otherwise permitted by the Indenture), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) (excluding commission, travel and similar advances to officers and employees in the ordinary course of business) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under “— Certain covenants — Limitation on restricted payments” and “— Certain covenants — Designation of Restricted and Unrestricted Subsidiaries,” and the definition of “Restricted Payment,” “Investment” shall include the Fair Market Value of the Investment of RHD and any Restricted Subsidiary in any Subsidiary of RHD at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, RHD shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary (proportionate to RHD’s equity interest in such Subsidiary) of an amount (if positive) equal to:

(a) RHD’s “Investment” in such Subsidiary at the time of such redesignation, less

(b) the portion (proportionate to RHD’s equity interest in such Subsidiary) of the Fair Market Value of the Investment of RHD and any Restricted Subsidiary in such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (with a stable or better outlook) (or the equivalent) by Moody’s or BBB- (with a stable or better outlook) (or the equivalent) by S&P.

“Issue Date” means October 2, 2007.

“Leverage Ratio” means the ratio of:

(a) the outstanding Debt of RHD and its Restricted Subsidiaries as of the date of calculation on a consolidated basis in accordance with GAAP, to

(b) the LTM Pro Forma EBITDA.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any sale and leaseback transaction).

“LTM Pro Forma EBITDA” means Pro Forma EBITDA for the four most recent consecutive fiscal quarters prior to the date of determination for which financial statements are available and have been filed with the Commission or the Trustee pursuant to “— Reports”.

“Market Price” of RHD’s common stock or equivalent (the “security”) on any date of determination means:

•	the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange on that date;

•	if that security is not listed on the New York Stock Exchange on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

•	if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

•	if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by RHD;

•	if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

•	if that security is not so quoted, the average of that last bid and ask prices for that security from a dealer engaged in the trading of such securities.

“Money Market Funds” means shares of an investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund, seeks to maintain a net asset value of $1.00 per share and has the highest investment rating by S&P and Moody’s and, in either case, any successor rating agency thereto.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only, in each case, as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred, and all U.S. Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale,

(b) all payments made on any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale,

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale,

(d) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel, accountants and investment bankers) related to such Asset Sale; and

(e) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in such Asset Sale and retained by RHD or any Restricted Subsidiary after such Asset Sale including, without limitation, pension and other post-employment benefit liabilities, liabilities relating to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and any deductions relating to escrowed amounts.

“Non-Recourse Debt” means debt as to which neither RHD nor any Restricted Subsidiary

(a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Debt) or is directly or indirectly liable (as a guarantor or otherwise) or as to which there is any recourse to the assets of RHD or its Restricted Subsidiaries; and

(b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of RHD or any Restricted Subsidiary to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President, the Treasurer or the Secretary of RHD.

“Officers’ Certificate” means a certificate signed by an Officer of RHD, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to RHD.

“Permitted Asset Swap” means any transfer of properties or assets by RHD or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash) that will be used in a Related Business; provided that the aggregate fair market value (as determined in good faith by the Board of Directors of RHD) of the property or assets being transferred by RHD or such Restricted Subsidiary is not greater than the aggregate fair market value (as determined in good faith by the Board of Directors of RHD) of the property or assets received by RHD or such Restricted Subsidiary in such exchange.

“Permitted Investment” means any Investment by RHD or a Restricted Subsidiary in:

(a) RHD, any Restricted Subsidiary or any Person that will, upon the making of such Investment, become a Restricted Subsidiary, provided that the primary business of such Restricted Subsidiary is a Related Business, including, without limitation, any Acquisition,

(b) Temporary Cash Investments,

(c) receivables owing to RHD or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as RHD or such Restricted Subsidiary deems reasonable under the circumstances,

(d) payroll, travel, commission and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business,

(e) loans and advances to employees, directors and consultants made in the ordinary course of business consistent with past practices of RHD or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $10 million at any one time outstanding,

(f) stock, obligations or other securities received in settlement or good faith compromise of debts created in the ordinary course of business and owing to RHD or a Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor,

(g) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “— Certain covenants — Limitation on asset sales,”

(h) the Notes and the Existing Notes from time to time outstanding (including any additional such notes issued after the Issue Date),

(i) Interest Rate Agreements, Currency Exchange Protection Agreements, Hedging Obligations and Commodity Price Protection Agreement, in each case, permitted under the covenant described under “— Certain covenants — Limitation on debt,”

(j) Investments in existence on the Issue Date and any permitted Refinancing thereof,

(k) a Securitization Entity in connection with a Qualified Securitization Transaction, which Investment consists of the transfer of Receivables and Related Assets,

(l) in any Person to the extent that the consideration for such Investment consists of Capital Stock of RHD,

(m) Investments in prepaid expenses, negotiable instruments held for collection and lease utility and worker’s compensation, performance and other similar deposits provided to third parties in the ordinary course of business,

(n) other Investments that do not exceed $500 million outstanding at any one time in the aggregate,

(o) any Person where such Investment was acquired by RHD or any of its Restricted Subsidiaries (1) in exchange for any other Investment or accounts receivable held by RHD or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (2) as a result of a foreclosure by RHD or any of its Restricted Subsidiaries with respect to any secured Investment or such other transfer of title with respect to any secured Investment in default,

(p) a Securitization Entity or any Investment by Securitization Entity in any other Person, in each case in connection with a Qualified Securitization Transaction, provided, however, that any Investment in a Securitization Entity is in the form of (1) a Purchase Money Note; (2) any equity interests; (3) obligations of the Securitization Entity to pay the purchase price for assets transferred to it; or (4) interests in accounts receivable generated by RHD or Restricted Subsidiary and transferred to any Person in connection with a Qualified Securitization Transaction or any such Person owning such amounts receivable, and

(q) negotiable instruments held for deposit or collection in the ordinary course of business.

“Permitted Liens” means:

(a) Liens securing the Notes;

(b) Liens to secure Debt of a Restricted Subsidiary Incurred pursuant to the first paragraph of the covenant described under “— Certain covenants — Limitation on debt” or Guarantees by RHD of any such Debt;

(c) Liens to secure Debt Incurred under clause (a) of the second paragraph of the covenant described under “— Certain covenants — Limitation on debt”;

(d) Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under “— Certain covenants — Limitation on debt”, provided that any such Lien may not extend to any Property of RHD or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

(e) Liens on the Capital Stock or Property of a Restricted Subsidiary securing Debt of a Restricted Subsidiary permitted to be secured under the Indenture;

(f) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(g) Liens imposed by law, such as statutory Liens of landlords’ carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of RHD or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings or Liens arising solely by virtue of any statutory or common law provisions relating to bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(h) Liens on the Property of RHD or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance bids, trade contracts, letters of credit performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of RHD and the Restricted Subsidiaries taken as a whole;

(i) Liens on Property at the time RHD or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into RHD or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of RHD or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by RHD or any Restricted Subsidiary;

(j) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of RHD or any other Restricted Subsidiary that is not a direct or, prior to such time, indirect Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(k) pledges or deposits by RHD or any Restricted Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which RHD or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of RHD or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(l) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(m) any provision for the retention of title to any Property by the vendor or transferor of such Property which Property is acquired by RHD or a Restricted Subsidiary in a transaction entered into in the ordinary course of business of RHD or a Restricted Subsidiary and for which kind of transaction it is normal market practice for such retention of title provision to be included;

(n) Liens arising by means of any judgment, decree or order of any court, to the extent not otherwise resulting in a Default, and any Liens that are required to protect or enforce rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(o) any Lien securing Debt permitted to be Incurred under any Hedging Obligations pursuant to the covenant described under “— Certain covenants — Limitation on debt” or any collateral for such Debt to which the Hedging Obligations relate;

(p) liens on and pledges of the Capital Stock of any Unrestricted Subsidiary to secure Debt of that Unrestricted Subsidiary;

(q) (1) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which RHD or any Restricted Subsidiary has easement rights or on any real property leased by RHD or any Restricted Subsidiary or similar agreements relating thereto and (2) any condemnation or eminent domain proceedings or compulsory purchase order affecting real property;

(r) Liens existing on the Issue Date not otherwise described in clauses (a) through (q) above;

(s) Liens in favor of RHD or any Restricted Subsidiary;

(t) Liens on assets of a Securitization Entity Incurred in connection with a Qualified Securitization Transaction; and

(u) Liens on the Property of RHD or any Restricted Subsidiary to secure any Refinancing of Debt, in whole or in part, secured by any Lien described in the foregoing clauses (h), (i) or (r), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured the Debt being Refinanced.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) and any accrued but unpaid interest then outstanding of the Debt being Refinanced, and

(2) an amount necessary to pay any fees and expenses, including premiums, tender and defeasance costs, related to such Refinancing,

(b) in the case of the Refinancing of term Debt, the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c) in the case of the Refinancing of term Debt, the Stated Maturity of the Debt being Incurred is no earlier than the Stated Maturity of the Debt being Refinanced, and

(d) in the case of the Refinancing of Debt of RHD:

(1) the new Debt shall not be senior in right of payment of the Debt being Refinanced; and

(2) if the Debt being Refinanced constitutes Subordinated Obligations of RHD, the new Debt shall be subordinated to the Notes at least to the same extent as the Subordinated Obligations;

provided, however, that Permitted Refinancing Debt shall not include:

(x) Debt of a Restricted Subsidiary that Refinances Debt of RHD, or

(y) Debt of RHD or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than RHD or a Wholly Owned Restricted Subsidiary.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof a calculation performed in accordance with the terms of the Indenture and (to the extent not conflicting with such terms) Article 11 of Regulation S-X promulgated under the Securities Act (as in effect on the Issue Date).

“Pro Forma EBITDA” means, for any period, the EBITDA of RHD and its consolidated Restricted Subsidiaries after making the following adjustments (without duplication):

(a) pro forma effect shall be given to any Asset Sales or Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or any other acquisition of Property at any time on or subsequent to the first day of the period and on or prior to the date of determination as if such Asset Sale, Investment or other acquisition had occurred on the first day of the period. Any such pro forma calculations may include operating expense reductions (net of associated expenses) for such period resulting from the acquisition or other Investment which is being given pro forma effect that would be permitted pursuant to Rule 11-02 of Regulation S-X under the Securities Act (as in effect on the Issue Date). In addition, since the beginning of the period, if any Person that subsequently became a Restricted Subsidiary or was merged with or into such Person or any Restricted Subsidiary since the beginning of the period shall have made any Investment in any Person or made any acquisition, disposition, merger or consolidation that would have required adjustment pursuant to this definition, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger or consolidation had occurred at the beginning of the applicable period; and

(b) in the event that pro forma effect is being given to any Repayment of Debt, Pro Forma EBITDA for such period shall be calculated as if such Person or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt secured by a Lien:

(a) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

(b) Incurred to finance the acquisition, construction or lease by RHD or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, completion of the construction or lease of such Property by RHD or such Restricted Subsidiary.

“Qualified Equity Offering” means any public or private offering for cash of Capital Stock (other than Disqualified Stock) of RHD other than (i) public offerings of Capital Stock registered on Form S-8 or (ii) other issuances upon the exercise of options of employees of RHD or any of its Subsidiaries.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by RHD or any Restricted Subsidiary pursuant to which RHD or any Restricted Subsidiary may sell, convey or otherwise transfer to (a) a Securitization Entity (in the case of a transfer by RHD or of any Restricted Subsidiary) and (b) any other Person (in the case of a transfer by a Securitization Entity), or may grant a security interest in, Receivables and Related Assets.

“Rating Agencies” mean Moody’s or S&P or, if neither Moody’s nor S&P shall make a rating publicly available, on the Notes, a nationally recognized statistical rating agency or agencies, as the case may be, selected by RHD which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables and Related Assets” means any account receivable (whether now existing or arising thereafter) of RHD or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interest are customarily granted in connection with asset securitization transaction involving accounts receivable.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Registration Rights Agreements” means the Registration Rights Agreements by and among the Initial Purchasers and RHD entered into in connection with the offering of the Notes.

“Related Business” means any business that is related, ancillary or complementary to the business of RHD or any of its Subsidiaries on the Issue Date or any reasonable extension, development or expansion of the business of RHD or its Subsidiaries, including any business acquired pursuant to any Acquisition.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “— Certain covenants — Limitation on Asset Sales” and the definition of “Leverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid by RHD or any Restricted Subsidiary on or with respect to any shares of Capital Stock of RHD or any Restricted Subsidiary, except for any dividend or distribution that is made solely to RHD or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by RHD or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of RHD or in options, warrants or other rights to acquire shares of Capital Stock (other than Disqualified Stock) of RHD;

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of RHD or any Restricted Subsidiary (other than from RHD or a Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transactions) or securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of RHD that is not Disqualified Stock);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition);

(d) any Investment (other than Permitted Investments and Guarantees by Restricted Subsidiaries of Debt Incurred pursuant to the covenant described under “— Certain covenants — Limitation on debt”) in any Person; or

(e) the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person (other than RHD or another Restricted Subsidiary) if the result thereof is that such Restricted Subsidiary shall cease to be a Subsidiary of RHD, in which event the amount of such “Restricted Payment” shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by RHD and the other Restricted Subsidiaries.

“Restricted Subsidiary” means any Subsidiary of RHD other than an Unrestricted Subsidiary.

“Revenue Participation Agreement” means the Revenue Participation Agreement, dated as of August 19, 1997, between Apil Partners Partnership and RHD.

“RHD Credit Agreement” means that certain Credit Agreement, dated as of August 23, 2007, among RHD, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the several banks and other financial institutions or entities from time to time party thereto used to finance the acquisition of Business.com, Inc., as such may be further amended, modified or supplemented from time to time, or one or more debt or commercial paper facilities or other instruments with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, or other forms of guarantees or assurances that one or more times refinances, replaces, supplements, modifies or amends such credit facility or debentures or other debt securities.

“RHD Existing Notes” means the 6.875% Senior Notes due 2013 issued on January 14, 2005 outstanding on the Issue Date, the 6.875% Series A-1 Senior Discount Notes due 2013 issued on January 27, 2006 outstanding on the Issue Date, the 6.875% Series A-2 Senior Discount Notes due 2013 issued on January 27, 2006 outstanding on the Issue Date and the 8.875% Series A-3 Senior Notes due 2016 issued on January 27, 2006 outstanding on the Issue Date.

“RHDI” means R.H. Donnelley Inc.

“RHDI Credit Facility” means that certain Second Amended and Restated Credit Agreement, dated as of December 13, 2005, by and among, R.H. Donnelley Inc., as borrower, the Company, the lenders from time to time parties thereto, J.P. Morgan Securities Inc. and Deutsche Bank Trust Company Americas, as co-lead arrangers and joint bookrunners, J.P. Morgan Chase Bank, N.A., as syndication agent, Bear Stearns Corporate Lending Inc., Credit Suisse, Cayman Islands Branch, Goldman Sachs Credit Partners L.P., UBS Securities LLC and Wachovia Bank, National Association, as co-documentation agents and Deutsche Bank Trust Company Americas, as administrative agent, as amended by the First Amendment, dated as of April 24, 2006, among the RHD, RHDI, the several banks and other financial institutions or entities from time to time parties thereto as lenders, and Deutsche Bank Trust Company Americas, as administrative agent, as such may be further amended, modified or supplemented from time to time, or one or more debt or commercial paper facilities or other instruments with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, or other forms of guarantees or assurances that one or more times refinances, replaces, supplements, modifies or amends such credit facility or debentures or other debt securities.

“RHDI Existing Notes” means the RHDI Senior Notes and the RHDI Senior Subordinated Notes.

“RHDI Senior Notes” means the 8 7/8% Senior Secured Notes due 2010 issued by RHDI to the extent outstanding.

“RHDI Senior Subordinated Notes” means the 10 7/8% Senior Subordinated Notes due 2012 issued by RHDI outstanding on the Issue Date.

“S&P” means Standard and Poor’s Ratings Group and any successor to its rating agency business.

“Secured Debt” means any Debt secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securitization Entity” means a Wholly Owned Restricted Subsidiary (or a Wholly Owned Subsidiary of another Person in which RHD or any Subsidiary of RHD makes an Investment and to which RHD or any Subsidiary of RHD transfers Receivables and Related Assets) that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of RHD (as provided below) as a Securitization Entity and:

(a) no portion of the Debt or any other obligations (contingent or otherwise) of which:

(1) is guaranteed by RHD or any Restricted Subsidiary (excluding Guarantees (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings);

(2) is recourse to or obligates RHD or any Restricted Subsidiary (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(3) subjects any property or asset of RHD or any Restricted Subsidiary (other than such Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither RHD nor any Restricted Subsidiary (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than on terms no less favorable to RHD or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of RHD, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

(c) to which neither RHD nor any Restricted Subsidiary (other than such Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of RHD giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of RHD within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by RHD or any Restricted Subsidiary that are reasonably customary in an accounts receivable securitization transaction, including, without limitation, servicing of the obligations thereunder.

“Stated Maturity” means (a) with respect to any debt security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of RHD unless such contingency has occurred) and (b) with respect to any scheduled installment of principal of any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subordinated Obligation” means any Debt of RHD (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes, in each case pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a) such Person,

(b) such Person and one or more Subsidiaries of such Person, or

(c) one or more Subsidiaries of such Person.

“Subsidiary Credit Facilities” means the RHDI Credit Facility and the Dex Media Credit Facilities.

“Temporary Cash Investments” means:

(a) any Government Obligation, maturing not more than one year after the date of acquisition, issued by the United States or an instrumentality or agency thereof, and constituting a general obligation of the United States;

(b) any certificate of deposit, maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the U.S. Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $500 million, whose debt has a rating, at the time as of which any investment therein is made, of “P-1” (or higher) according to Moody’s or any successor rating agency or “A-1” (or higher) according to S&P, or any successor rating agency (or, in the case of foreign Subsidiaries of RHD, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof which has a combined capital surplus and undivided profits in excess of $500 million (or the foreign currency equivalent thereof);

(c) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of RHD) organized and existing under the laws of the United States, any state thereof or the District of Columbia with a rating, at the time as of which any investment therein is made, of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(d) any money market deposit accounts issued or offered by a commercial bank organized in the United States having capital and surplus and undivided profits in excess of $500 million; provided that the short-term debt of such commercial bank has a rating, at the time of Investment, of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P;

(e) repurchase obligations and reverse repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) or (b) entered into with a bank meeting the qualifications described in clause (b) above;

(f) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least “A-1” by S&P or “P-1” by Moody’s;

(g) interests in funds investing substantially all their assets in securities of the types described in clauses (a) through (f); and

(h) interests in mutual funds with a rating of AAA- or higher that invest all of their assets in short-term securities, instruments and obligations which carry a minimum rating of “A-2” or “P-2” and which are managed by a bank meeting the qualifications in clause (b) above.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2012; provided, however, that if the period from the redemption date to October 15, 2012, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(a) any Subsidiary of RHD that at the time of determination will be designated as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “— Certain covenants — Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b) any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares and shares required by applicable law to be held by a person other than RHD or a Restricted Subsidiary) is at such time owned, directly or indirectly, by RHD and its other Wholly Owned Subsidiaries.

Book-entry, delivery and form

The exchange notes will be issued in registered, global form in minimum denominations of $2,000 and greater integral multiples of $1,000 in excess of $1,000.

The exchange notes initially will be represented by notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. RHD takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised RHD that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised RHD that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a

Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, RHD and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, none of RHD, the Trustee or any agent of RHD or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised RHD that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or RHD. Neither RHD nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and RHD and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

DTC has advised RHD that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of RHD, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies RHD that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, RHD fails to appoint a successor depositary;

(2) RHD, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same day settlement and payment

RHD will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. RHD will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes trade in The PORTALsm Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. RHD expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised RHD that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Material U.S. federal income tax considerations

The following discussion sets forth a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the exchange notes.

This summary:

•	does not purport to be a complete analysis of all of the potential tax consequences that may be important to an investor based on the investor’s particular tax situation;

•	is based on the existing provisions of the Code, the existing applicable federal income tax regulations promulgated or proposed under the Code, or the “Treasury Regulations,” judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, and which are subject to differing interpretations;

•	is applicable only to initial beneficial owners of exchange notes who purchase exchange notes at their “issue price,” as defined in section 1273 of the Code, and will hold their exchange notes as “capital assets,” within the meaning of section 1221 of the Code, and does not discuss the tax consequences applicable to subsequent purchasers of the exchange notes;

•	does not discuss any state, local or non-U.S. taxes and any U.S. federal tax other than the income tax, including but not limited to, the U.S. federal gift tax and estate tax;

•	does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions; and

•	does not address tax consequences applicable to particular holders in light of their circumstances, including but not limited to:

•	holders subject to special tax rules, such as holders subject to the alternative minimum tax, banks, insurance companies, financial institutions, tax-exempt organizations, pension funds, regulated investment companies, real estate investment trusts, nonresident aliens subject to the tax on expatriates under section 877 of the Code, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting for their securities holdings and partnerships or other pass through entities;

•	U.S. holders that have a “functional currency” other than the U.S. dollar;

•	persons that will hold the exchange notes as a position in a hedging or constructive sale transaction, “straddle,” “conversion” or other integrated transaction for U.S. federal income tax purposes; and

•	non-U.S. holders subject to special rules under the Code, such as “controlled foreign corporations” and “passive foreign investment companies.”

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of the purchase, ownership, sale and other disposition of the exchange notes. We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. The Internal Revenue Service may not agree with the statements made and conclusions reached in the discussion and may successfully asset a contrary position.

As used in this summary, the term “U.S. holder” means a beneficial owner of an exchange note (other than a partnership) that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more “United States persons,” as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. holders.

The term “non-U.S. holder” means any beneficial owner of an exchange note that is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds exchange notes, then the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership and disposition of the exchange notes.

U.S. holders

This discussion is a summary of the material U.S. federal income tax consequences that will apply to U.S. holders. Certain U.S. federal income tax consequences applicable to non-U.S. holders of exchange notes are described under the heading “— Non-U.S. Holders” below.

Interest

Interest on the exchange notes generally will be taxable to a U.S. holder as ordinary interest income at the time it is paid or accrued in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption or other taxable disposition of exchange notes

Upon the sale, exchange, redemption or other taxable disposition of an exchange note, other than pursuant to the exchange offer, which is described under the heading “The exchange offer” above, a U.S. holder generally will recognize taxable gain or loss. The amount of such gain or loss generally will be measured by the difference, if any, between the amount realized on such disposition, except to the extent any amount realized is attributable to accrued but unpaid interest not previously included in income, which will be treated as such, and such holder’s adjusted tax basis in the sold, exchanged, redeemed or disposed exchange notes.

A U.S. holder’s adjusted tax basis in an exchange note generally will equal such holder’s initial investment in such note decreased by the amount of any principal payments.

Gain or loss recognized on the disposition of an exchange note generally will be capital gain or loss and, if such holder has held the disposed exchange note for more than one year at the time of disposition, long-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. To the extent that the amount realized is attributable to accrued but unpaid interest not previously included in income, such amount will be taxable as interest, as described under the heading “— Interest” above.

Exchange offer

In satisfaction of the registration rights provided for herein, as described under the heading “The exchange offer” above, we intend to offer exchange notes in exchange for the surrender of notes. Because the exchange notes will not differ materially in kind or extent from the notes, a U.S. holder’s surrender of notes in exchange for exchange notes will not constitute a taxable disposition of the notes for U.S. federal income tax purposes. As a result, a U.S. holder surrendering its notes in exchange for exchange notes generally (i) will not recognize taxable income, gain or loss on the exchange, (ii) will have a holding period in respect of its exchange notes that includes the holding period of such holder’s surrendered notes and (iii) will have a tax basis in its exchange notes immediately following the exchange equal to such holder’s adjusted tax basis in its surrendered notes immediately prior to the exchange. The U.S. federal income tax consequences associated with owning the notes generally will continue to apply in respect of the exchange notes.

Non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences generally applicable to non-U.S. holders. Non-U.S. holders are encouraged to consult their own tax advisors concerning the relevant U.S. federal, state and local and any non-U.S. tax consequences that may be relevant to their particular situations.

Interest

Payments made and accruals of interest on the exchange notes to a non-U.S. holder generally will be exempt from U.S. federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States;

•	the non-U.S. holder does not own, actually or constructively under applicable attribution rules, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a bank whose receipt of interest on the exchange notes is described in section 881(c)(3)(A) of the Code;

•	the non-U.S. holder is not a “controlled foreign corporation” that is directly or indirectly related to us by stock ownership within the meaning of the applicable sections of the Code; and

•	the non-U.S. holder provides its name and address and certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN or other form, if applicable, that such holder is not a United States person for U.S. federal income tax purposes.

The certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. This certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that such qualified intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are satisfied.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to U.S. federal withholding tax on payments of interest at a gross rate of 30%, or such lower rate if provided in an applicable income tax treaty, unless the interest is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and the non-U.S. holder so certifies under penalty of perjury on a properly executed and delivered IRS Form W-8ECI or other applicable form. In such case, interest will be subject to U.S. federal income tax based on such non-U.S. holder’s net effectively connected income generally in a similar manner as if it were received by a U.S. holder. Corporate non-U.S. holders receiving interest income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if specified by an applicable income tax treaty.

Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from U.S. federal income or withholding tax and branch profits tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding tax pursuant to any applicable income tax treaties. A non-U.S. holder may meet these requirements by providing an IRS Form W-8BEN or appropriate substitute to us or our agent, whereby the non-U.S. holder certifies under penalty of perjury that it is entitled to treaty benefits and provides such non-U.S. holder’s U.S. taxpayer identification number.

Sale, exchange, redemption or other taxable disposition of exchange notes

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange, redemption or other taxable disposition of an exchange note unless:

•	that gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder; or

•	in the case of a non-U.S. holder who is a nonresident alien individual and holds the exchange notes as a capital asset, such holder is present in the United States for at least 183 days in the tax year of the sale or other disposition and certain other conditions exist.

A non-U.S. holder described in the first bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale or other disposition, except as otherwise required by an applicable tax treaty. If such non-U.S. holder is a corporation, then it may also be subject to an additional “branch profits” tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A non-U.S. holder described in the second bullet point above will generally be subject to tax at a gross rate of 30% on the excess of all of such holder’s U.S. source gains during the tax year over any U.S. source losses during such tax year, except as otherwise required by an applicable tax treaty. To the extent that the amount realized on any sale, exchange, redemption or other taxable disposition of exchange notes is attributable to accrued but unpaid interest not previously included in income, such amount will be treated as interest as described under the heading “— Interest” above, rather than as amounts realized from any such sale, exchange, redemption or other taxable disposition, but such amount will not be subject to withholding.

Exchange offer

The tax consequences to a non-U.S. holder of the surrender of notes in exchange for exchange notes will not result in a taxable exchange for U.S. federal income tax purposes. The consequences of the exchange will be the same as those of a U.S. holder, which are described under the heading “— U.S. Holders — Exchange offer” above.

Information reporting and backup withholding

U.S. holders

Certain non-exempt U.S. holders will be subject to information reporting in respect of any payments that we may make or are made on our behalf on the exchange notes and the proceeds of any sale or other disposition of the exchange notes. In addition, backup withholding, currently at a rate of 28%, may apply, unless the U.S. holder supplies a taxpayer identification number and other information, certified under penalty of perjury, or otherwise establishes, in the manner prescribed by applicable law, an exemption from backup withholding. Amounts withheld under the backup withholding rules are allowable as a refund or a credit against the U.S. holder’s federal income tax upon furnishing the required information on a timely basis to the Internal Revenue Service.

Non-U.S. holders

We will, where required, report to non-U.S. holders and to the Internal Revenue Service the amount of any interest paid on the exchange notes and the amount of tax, if any, withheld with respect to those payments. Copies of these information returns may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides or is organized.

Backup withholding tax, currently at a rate of 28%, will not apply to payments of interest with respect to which either the requisite certification that the non-U.S. holder is not a United States person for U.S. federal income tax purposes, has been received or an exemption has been otherwise established, provided, in each case, however, that neither we nor our paying agent, as the case may be, have actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments on the sale, exchange or other disposition of exchange notes effected through a foreign office of a broker to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is a United States person, a “controlled foreign corporation,” a non-United States person 50% or more of whose gross income is effectively connected with a trade or business within the United States for a specified three-year period, a foreign partnership engaged in the conduct of a trade or business within the United States, a foreign partnership with significant U.S. ownership or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge that the beneficial owner is a United States person that is not an exempt recipient.

Information reporting and backup withholding will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is a United States person or is not otherwise entitled to an exemption.

Backup withholding does not represent an additional income tax. Amounts withheld from payments to a non-U.S. holder under the backup withholding rules may be credited against the non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain ERISA considerations

The following summary is general in nature and does not address every issue pertaining to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that may be applicable to RHD, the exchange notes or a particular investor. Accordingly, each prospective investor should consult with its own counsel in order to understand the ERISA-related issues that affect or may affect the prospective investor with respect to this investment. Furthermore, the issuance of the exchange notes is not a representation by the issuer that an investment in the exchange notes meets all legal requirements applicable to investments by Benefit Plan Investors, Governmental Plans, Church Plans (as defined below) or non-U.S. plans or that such an investment is appropriate for any particular Benefit Plan Investor, Governmental Plan, Church Plan or non-U.S. plan.

The following is a summary of certain considerations associated with the exchange of the exchange notes by (1) an employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA, (2) a plan to which Section 4975 of the Code applies, (3) an entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (each of (1), (2) and (3), a “Benefit Plan Investor”), (4) a governmental plan as defined in Section 3(32) of ERISA (a “Governmental Plan”), (5) a church plan as defined in Section 3(33) of ERISA that has not made an election under Section 410(d) of the Code (a “Church Plan”), or (6) a non-U.S. plan (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or any authority or control over the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any other federal, state, local or non-U.S. law that regulates a Plan’s investments (each, a “Similar Law”) relating to a fiduciary’s duties with respect to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code or any applicable Similar Law.

Prohibited transaction issues

Sections 406 and 407 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions, including, but not limited to, sales or exchanges of property (such as the exchange notes) or extensions of credit involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and holding of or the exchange notes by an ERISA Plan with respect to which RHD or the initial purchasers are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Statutory exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code that pertain to certain transactions with non-fiduciary service providers. Prohibited transaction class exemptions, or “PTCEs,” issued by the DOL that may apply to the acquisition and holding of the exchange notes include, without limitation:

•	PTCE 84-14 regarding transactions determined by independent qualified professional asset managers;

•	PTCE 90-1 regarding insurance company pooled separate accounts;

•	PTCE 91-38 regarding bank collective investment funds;

•	PTCE 95-60 regarding life insurance company general accounts; and

•	PTCE 96-23 regarding transactions determined by in-house asset managers,

although there can be no assurance that all of the conditions of any such statutory or class exemptions will be satisfied.

As a general rule, Governmental Plans, Church Plans and non-U.S. plans are not subject to ERISA’s requirements. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. plan is not subject to ERISA or Section 4975 of the Code, it may be subject to Similar Law. A fiduciary of a Governmental Plan, a Church Plan or a non-U.S. plan should make its own determination as to the requirements, if any, under any Similar Law applicable to the purchase of the exchange notes.

Because of the foregoing, the exchange notes may not be purchased or held by any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation under any applicable Similar Law.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee of an exchange note will be deemed to have represented and warranted that (i)(a) it is not a Benefit Plan Investor, a Governmental Plan, a Church Plan or a non-U.S. plan, (b) it is a Benefit Plan Investor and its purchase and holding of the exchange note will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c)(1) it is a Governmental Plan, Church Plan, or a non-U.S. plan and (2) the purchase and holding of the exchange note is not subject to (x) ERISA, (y) Section 4795 of the Code or (z) any Similar Law that prohibits or imposes an excise or penalty tax on the purchase or holding of any such exchange note and (ii) it will promptly notify RHD and the Trustee if, at any time, it is no longer able to make the representations contained in clause (i) above.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for notes, where such notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the exchange notes offered hereby will be passed upon for us by Robert J. Bush, Vice President and Assistant Secretary of RHD, and Jones Day. As of May 7, 2008, Mr. Bush held 4,668 shares of Common Stock and held options to purchase another 94,362 shares of Common Stock and stock appreciation rights with respect to another 124,636 shares of Common Stock.

Experts

The consolidated financial statements for the year ended December 31, 2005 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RHD as of December 31, 2007 and 2006, and for the years then ended, and the effectiveness of RHD’s internal control over financial reporting as of December 31, 2007, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2007 consolidated financial statements refers to RHD’s adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for

Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), as of December 31, 2006, and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109, as of January 1, 2007.

The consolidated statements of operations of Dex Media, Inc. and subsidiaries for the one month ended January 31, 2006 and for the year ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

Available information

RHD files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that RHD has filed with the SEC at the following SEC public reference room:

100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

RHD’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, RHD’s SEC filings are also available for free to the public on RHD’s website, www.rhd.com. Information contained on RHD’s website is not incorporated by reference into this prospectus, and you should not consider information contained on that website as part of this prospectus. In addition, our common stock is listed on the New York Stock Exchange and our reports and other information can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Management’s Report on Internal Control Over Financial Reporting

The management of R.H. Donnelley Corporation is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting within the meaning of Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of R.H. Donnelley Corporation’s internal control over financial reporting as of December 31, 2007. In undertaking this assessment, management used the criteria established by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission contained in the Internal Control — Integrated Framework.

Based on its assessment, management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting is effective based on the COSO criteria.

The Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that appears on page F-4. KPMG LLP has also audited the Consolidated Financial Statements of R.H. Donnelley Corporation and subsidiaries as of and for the year ended December 31, 2007, included in this Prospectus, as stated in their report that appears on page F-3.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
R.H. Donnelley Corporation:

We have audited the accompanying consolidated balance sheets of R.H. Donnelley Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.H. Donnelley Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the notes to consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), as of December 31, 2006, and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109, as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), R.H. Donnelley Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Raleigh, North Carolina
March 13, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
R.H. Donnelley Corporation:

We have audited R.H. Donnelley Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). R.H. Donnelley Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, R.H. Donnelley Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of R.H. Donnelley Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years then ended, and our report dated March 13, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Raleigh, North Carolina
March 13, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
R.H. Donnelley Corporation:

In our opinion, the consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity (deficit) for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of R.H. Donnelley Corporation and its subsidiaries for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Raleigh, North Carolina
March 15, 2006

R.H. DONNELLEY CORPORATION

Consolidated Balance Sheets

	December 31,
	2007	2006
	(In thousands, except
	share data)

ASSETS
Current Assets
Cash and cash equivalents	$46,076	$156,249
Accounts receivable
Billed	258,839	248,334
Unbilled	847,446	842,869
Allowance for doubtful accounts and sales claims	(42,817)	(42,952)

Net accounts receivable	1,063,468	1,048,251
Deferred directory costs	183,687	211,822
Short-term deferred income taxes, net	47,759	—
Prepaid and other current assets	126,201	115,903

Total current assets	1,467,191	1,532,225
Fixed assets and computer software, net	187,680	159,362
Other non-current assets	139,406	141,619
Intangible assets, net	11,170,482	11,477,996
Goodwill	3,124,334	2,836,266

Total Assets	$16,089,093	$16,147,468

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$230,693	$169,490
Accrued interest	198,828	179,419
Deferred directory revenue	1,172,035	1,197,796
Short-term deferred income taxes, net	—	79,882
Current portion of long-term debt	177,175	382,631

Total current liabilities	1,778,731	2,009,218
Long-term debt	9,998,474	10,020,521
Deferred income taxes, net	2,288,384	2,099,102
Other non-current liabilities	200,768	197,871

Total liabilities	14,266,357	14,326,712
Commitments and contingencies
Shareholders’ Equity
Common stock, par value $1 per share, authorized — 400,000,000 shares; issued — 88,169,275 shares at December 31, 2007 and 2006; outstanding — 68,758,026 and 70,464,717 at December 31, 2007 and 2006, respectively	88,169	88,169
Additional paid-in capital	2,402,181	2,341,009
Accumulated deficit	(385,540)	(437,496)
Treasury stock, at cost, 19,411,249 shares at December 31, 2007 and 17,704,558 shares at December 31, 2006	(256,334)	(161,470)
Accumulated other comprehensive loss	(25,740)	(9,456)

Total shareholders’ equity	1,822,736	1,820,756

Total Liabilities and Shareholders’ Equity	$16,089,093	$16,147,468

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Years Ended December 31,
	2007	2006	2005
	(In thousands, except per share data)

Net revenues	$2,680,299	$1,899,297	$956,631
Expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	450,254	342,052	115,875
Selling and support expenses	716,333	656,014	327,355
General and administrative expenses	145,640	134,784	53,014
Depreciation and amortization	463,106	323,621	85,146

Total expenses	1,775,333	1,456,471	581,390
Operating income	904,966	442,826	375,241
Non-operating income	1,818	—	—
Interest expense, net	(830,892)	(765,055)	(264,532)

Income (loss) before income taxes	75,892	(322,229)	110,709
Provision (benefit) for income taxes	29,033	(84,525)	43,176

Net income (loss)	46,859	(237,704)	67,533
Preferred dividend	—	1,974	11,708
(Gain) loss on repurchase of redeemable convertible preferred stock	—	(31,195)	133,681
Accretion of redeemable convertible preferred stock to redemption value	—	—	211,020

Income (loss) available to common shareholders	$46,859	$(208,483)	$(288,876)

Earnings (loss) per share
Basic	$0.66	$(3.14)	$(9.10)

Diluted	$0.65	$(3.14)	$(9.10)

Shares used in computing earnings (loss) per share
Basic	70,932	66,448	31,731

Diluted	71,963	66,448	31,731

Comprehensive Income (Loss)
Net income (loss)	$46,859	$(237,704)	$67,533
Unrealized (loss) gain on interest rate swaps, net of tax (benefit) provision of $(15,468), $(5,460) and $8,126 for the years ended December 31, 2007, 2006 and 2005, respectively	(25,270)	(9,449)	12,710
Minimum pension liability adjustment, net of tax provision (benefit) of $2,863 and $(9,049) for the years ended December 31, 2006 and 2005, respectively	—	4,792	(14,148)
Benefit plans adjustment, net of tax provision of $5,446	8,986	—	—

Comprehensive income (loss)	$30,575	$(242,361)	$66,095

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005
	(In thousands)

Cash Flows from Operating Activities
Net income (loss)	$46,859	$(237,704)	$67,533
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	463,106	323,621	85,146
Deferred income tax provision (benefit)	8,668	(85,152)	43,176
Loss on disposal of assets	857	34	—
Provision for bad debts	80,850	71,066	30,004
Stock-based compensation expense	39,017	43,283	5,689
Loss on extinguishment of debt	26,321	—	32,725
Other non-cash charges	47,272	39,385	5,712
Changes in assets and liabilities, net of effects from acquisitions:
(Increase) in accounts receivable	(95,787)	(75,914)	(31,881)
(Increase) decrease in other assets	(5,966)	(22,997)	52,469
Increase in accounts payable and accrued liabilities	66,142	63,008	101,908
(Decrease) increase in deferred directory revenue	(26,455)	635,690	82,016
Increase (decrease) in other non-current liabilities	40,925	13,989	(82,445)

Net cash provided by operating activities	691,809	768,309	392,052
Cash Flows from Investing Activities
Additions to fixed assets and computer software	(77,470)	(78,543)	(31,605)
Acquisitions, net of cash received	(329,102)	(1,901,466)	(6,450)
Equity investment	(2,500)	—	—

Net cash used in investing activities	(409,072)	(1,980,009)	(38,055)
Cash Flows from Financing Activities
Proceeds from the issuance of debt, net of costs	1,468,648	2,079,005	293,439
Additional borrowings under the Credit Facilities, net of costs	1,416,822	435,376	341,417
Credit Facilities repayments	(1,674,095)	(577,292)	(345,227)
Note repayments	(1,398,892)	(291,716)	(317,066)
Revolver borrowings	722,550	934,900	268,000
Revolver repayments	(781,400)	(869,000)	(304,200)
Tender, redemption and call premium payments	(71,656)	—	(25,268)
Repurchase of common stock	(89,578)	—	—
Repurchase of redeemable convertible preferred stock and redemption of preferred stock purchase rights	—	(336,819)	(277,197)
Repurchase of warrants	—	(53,128)	—
Proceeds from employee stock option exercises	13,412	31,665	7,383
Proceeds from issuance of common stock	9,000	—	—
(Decrease) increase in checks not yet presented for payment	(7,721)	7,165	1,760

Net cash (used in) provided by financing activities	(392,910)	1,360,156	(356,959)
(Decrease) increase in cash and cash equivalents	(110,173)	148,456	(2,962)
Cash and cash equivalents, beginning of year	156,249	7,793	10,755

Cash and cash equivalents, end of year	$46,076	$156,249	$7,793

Supplemental Information
Cash interest paid	$721,505	$663,683	$231,930
Income tax payments (refunds) received, net	10,075	1,015	(851)

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

					Retained		Accumulated	Total
		Additional		Unamortized	Earnings		Other	Shareholders’
	Common	Paid-in	Warrants	Restricted	(Accumulated	Treasury	Comprehensive	Equity
	Stock	Capital	Outstanding	Stock	Deficit)	Stock	Income (Loss)	(Deficit)
	(In thousands)

Balance, December 31, 2004	$51,622	$107,238	$13,758	$(135)	$3,855	$(163,603)	$5,250	$17,985
Net income					67,533			67,533
Loss on repurchase of preferred stock		(72,147)			(61,534)			(133,681)
Beneficial conversion feature from		(35,091)						(35,091)
repurchase of preferred stock
Accretion of preferred stock to		(6,536)			(204,484)			(211,020)
redemption value
Beneficial conversion feature from		(5,385)						(5,385)
accretion of preferred stock to redemption value
Preferred stock dividend		(8,159)			(3,549)			(11,708)
Employee stock option exercises		12,000				335		12,335
Restricted stock issued		(15)				15		—
Stock issued for employee bonus plans		1,979				(265)		1,714
Compensatory stock awards		5,157				33		5,190
Restricted stock amortization		364		135				499
Beneficial conversion feature from		595			1,057			1,652
issuance of preferred stock
Unrealized gain on interest rate swaps, net of tax							12,710	12,710
Minimum pension liability adjustment, net of tax							(14,148)	(14,148)

Balance, December 31, 2005	51,622	—	13,758	—	(197,122)	(163,485)	3,812	(291,415)
Net loss					(237,704)			(237,704)
Gain on repurchase of preferred stock					31,195			31,195
Beneficial conversion feature from repurchase of preferred stock					(31,195)			(31,195)
Redemption of preferred stock purchase rights					(696)			(696)
Preferred stock dividend					(1,974)			(1,974)
Employee stock option exercises		31,761				2,015		33,776
Issuance of common stock — Dex Media Merger	36,547	2,222,812						2,259,359
Vested Dex Media equity awards		77,354						77,354
Compensatory stock awards		48,452						48,452
Unrealized loss on interest rate swaps, net of tax							(9,449)	(9,449)
Minimum pension liability adjustment, net of tax							4,792	4,792
Adjustment to initially apply SFAS No. 158, net of tax							(8,611)	(8,611)
Repurchase of warrants		(39,370)	(13,758)					(53,128)

Balance, December 31, 2006	88,169	2,341,009	—	—	(437,496)	(161,470)	(9,456)	1,820,756
Net income					46,859			46,859
Employee stock option exercises		12,734				678		13,412
Issuance of common stock — Business.com Acquisition		8,852				148		9,000
Cumulative effect of FIN No. 48 adoption					5,097			5,097
Other adjustments related to compensatory stock awards		569						569
Unrealized loss on interest rate swaps, net of tax							(25,270)	(25,270)
Benefit plans adjustment, net of tax							8,986	8,986
Compensatory stock awards		39,017						39,017
Repurchase of common stock						(95,690)		(95,690)

	$88,169	$2,402,181	$—	$—	$(385,540)	$(256,334)	$(25,740)	$1,822,736

The accompanying notes are an integral part of the consolidated financial statements.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands, except per share data and percentages)

1.	Business and Presentation

The consolidated financial statements include the accounts of R.H. Donnelley Corporation and its direct and indirect wholly-owned subsidiaries (the “Company,” “RHD,” “Donnelley,” “we,” “us” and “our”). As of December 31, 2007, R.H. Donnelley Inc. (“RHDI” or “RHD Inc.”), Dex Media, Inc. (“Dex Media”), Business.com, Inc. (“Business.com”) and Local Launch, Inc. (“Local Launch”) were our only direct wholly-owned subsidiaries. Effective January 1, 2008, Local Launch was merged with and into Business.com. All intercompany transactions and balances have been eliminated.

We are one of the nation’s largest Yellow Pages and online local commercial search companies, based on revenue, with 2007 revenues of approximately $2.7 billion. We publish and distribute advertiser content utilizing our own Dex brand and three of the most highly recognizable brands in the industry, Qwest, Embarq, and AT&T. During 2007, our print and online solutions helped more than 600,000 national and local businesses in 28 states reach consumers who were actively seeking to purchase products and services. During 2007, we published and distributed print directories in many of the country’s most attractive markets including Albuquerque, Chicago, Denver, Las Vegas, Orlando, and Phoenix.

Reclassifications

Certain prior period amounts included in the consolidated statements of operations have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the consolidated statements of operations. In prior periods, certain selling and support expenses were included in cost of revenue and others were included in general and administrative expenses. Additionally, beginning in 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenue to determine net revenue. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense in 2006 and bad debt expense in 2005 to conform to the current period’s presentation. Adjustments for customer claims prior to 2006 were not material. These reclassifications had no impact on operating income or net income for the years ended December 31, 2006 and 2005. The table below summarizes these reclassifications.

	Year Ended December 31, 2006			Year Ended December 31, 2005
	As			As
	Previously		As	Previously		As
	Reported	Reclass	Reclassified	Reported	Reclass	Reclassified
	(In thousands)

Net revenue	$1,895,921	$3,376	$1,899,297	$956,631	$—	$956,631
Cost of revenue	987,056	(645,004)	342,052	436,016	(320,141)	115,875
Selling and support expenses	—	656,014	656,014	—	327,355	327,355
General and administrative expenses	142,418	(7,634)	134,784	60,228	(7,214)	53,014

In addition, certain prior period amounts included on the consolidated statements of cash flows have been reclassified to conform to the current period’s presentation.

Significant Business Developments

Acquisition

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network, for a disclosed amount of $345.0 million (the “Business.com Acquisition”). The purchase price determined in accordance with generally accepted accounting principles (“GAAP”) was $334.4 million and excludes certain items such as the value of unvested equity awards, which

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will be recorded as compensation expense over their vesting period. The purpose of the Business.com Acquisition was to expand our existing interactive portfolio by adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network. Business.com now operates as a direct, wholly-owned subsidiary of RHD. The results of Business.com have been included in our consolidated results commencing August 23, 2007. See Note 3, “Acquisitions,” and Note 5, “Long-Term Debt, Credit Facilities and Notes,” for a further description of the Business.com Acquisition and related financing.

Debt Refinancing

On October 2, 2007, we issued $1.0 billion aggregate principal amount of 8.875% Series A-4 Senior Notes due 2017 (“Series A-4 Notes”). Proceeds from this issuance were (a) used to repay a $328 million RHD credit facility (“RHD Credit Facility”) used to fund the Business.com Acquisition, (b) contributed to RHDI in order to provide funding for the tender offer and consent solicitation of RHDI’s $600 million aggregate principal amount 10.875% Senior Subordinated Notes due 2012 (“RHDI Senior Subordinated Notes”) and (c) used to pay related fees and expenses and for other general corporate purposes. On October 17, 2007, we issued an additional $500 million of our Series A-4 Notes. Proceeds from this issuance were (a) transferred to Dex Media East (defined below) in order to repay $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, (b) contributed to RHDI in order to repay $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2 under the RHDI Credit Facility, respectively, and (c) used to pay related fees and expenses.

In October 2007, under the terms and conditions of a tender offer and consent solicitation to purchase RHDI’s $600 million Senior Subordinated Notes that RHDI commenced on September 18, 2007, $599.9 million, or 99.9%, of the outstanding RHDI Senior Subordinated Notes were repurchased. In December 2007, the remaining $0.1 million of RHDI Senior Subordinated Notes were redeemed.

On October 24, 2007, we replaced the former Dex Media East credit facility with a new Dex Media East credit facility, consisting of a $700.0 million aggregate principal amount Term Loan A facility, a $400.0 million aggregate principal amount Term Loan B facility, a $100.0 million aggregate principal amount revolving loan facility and a $200.0 million aggregate principal amount uncommitted incremental facility, in which Dex Media East would have the right, subject to obtaining commitments for such incremental loans, on one or more occasions to increase the Term Loan A, Term Loan B or the revolving loan facility by such amount. Proceeds from the new Dex Media East credit facility were used on October 24, 2007 to repay the remaining $56.5 million and $139.7 million of Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, and $32.5 million under the former Dex Media East Revolver (defined in Note 5, “Long-Term Debt, Credit Facilities and Notes”). Proceeds from the new Dex Media East credit facility were also used on November 26, 2007 to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% senior notes due 2009 and $341.3 million of Dex Media East’s outstanding 12.125% senior subordinated notes due 2012.

In December 2007, we redeemed RHDI’s remaining $7.9 million 8.875% Senior Notes due 2010 (“RHDI Senior Notes”).

See Note 5, “Long-Term Debt, Credit Facilities and Notes,” for additional information regarding these refinancing transactions.

Share Repurchases

In November 2007, the Company’s Board of Directors authorized a $100.0 million stock repurchase plan (“Repurchase Plan”). This authorization permits the Company to purchase its shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 or through block trades or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

otherwise over the following twelve months, based on market conditions and other factors, which purchases may be made or suspended at any time. In accordance with the Repurchase Plan, we repurchased 2.5 million shares at a cost of $95.7 million during December 2007.

2.	Summary of Significant Accounting Policies

Revenue Recognition.  We earn revenue principally from the sale of advertising into our yellow pages directories. Revenue from the sale of such advertising is deferred when a directory is published, net of estimated sales claims, and recognized ratably over the life of a directory, which is typically 12 months (the “deferral and amortization method”). The Company also recognizes revenue for those Internet-based advertising products that are sold with print advertising using the deferral and amortization method. Revenue with respect to Internet-based advertising that is not sold with print advertising is recognized ratably over the period the advertisement appears on the site. Revenue with respect to our other products and services, such as search engine marketing (“SEM”) and search engine optimization (“SEO”) services (collectively referred to as “Internet Marketing”), is recognized as delivered or fulfilled. Revenue and deferred revenue from the sale of advertising is recorded net of an allowance for sales claims, estimated based primarily on historical experience. We increase or decrease this estimate as information or circumstances indicate that the estimate may no longer represent the amount of claims we may incur in the future. The Company recorded sales claims allowances of $54.8 million, $41.9 million and $10.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company enters into transactions, such as exclusivity arrangements, sponsorships, and other media access transactions, where the Company’s products and services are promoted by a third party and, in exchange, the Company carries the third party’s advertisement. The Company accounts for these transactions in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-17, Accounting for Advertising Barter Transactions. Revenue and expense related to such transactions are included in the consolidated statements of operations consistent with, and only to the extent of, reasonably similar and recent items sold or purchased for cash.

In certain cases, the Company enters into agreements with customers that involve the delivery of more than one product or service. Revenue for such arrangements is allocated to the separate units of accounting using the relative fair value method in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Deferred Directory Costs.  Costs directly related to the selling and production of our directories are initially deferred when incurred and recognized ratably over the life of a directory, which is typically 12 months. These costs are specifically identifiable to a particular directory and include sales commissions and print, paper and initial distribution costs. Such costs that are paid prior to directory publication are classified as other current assets until publication, when they are then reclassified as deferred directory costs.

Cash and Cash Equivalents.  Cash equivalents include liquid investments with a maturity of less than three months at their time of purchase. The Company places its investments with high quality financial institutions. At times, such investments may be in excess of federally insured limits.

Accounts Receivable.  Accounts receivable consist of balances owed to us by our advertising customers. Advertisers typically enter into a twelve-month contract for their advertising. Most local advertisers are billed a pro rata amount of their contract value on a monthly basis. On behalf of national advertisers, Certified Marketing Representatives (“CMRs”) pay to the Company the total contract value of their advertising, net of their commission, within 60 days after the publication month. Billed receivables represent the amount that has been billed to advertisers. Billed receivables are recorded net of an allowance for doubtful accounts and sales claims, estimated based on historical experience. We increase or decrease this estimate as information or circumstances indicate that the estimate no longer appropriately represents the amount of bad debts and sales

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

claims we may incur. Unbilled receivables represent contractually owed amounts, net of an allowance for sales claims, for published directories that have yet to be billed to advertisers.

Fixed Assets and Computer Software.  Fixed assets and computer software are recorded at cost. Fixed assets and computer software acquired in conjunction with acquisitions are recorded at fair value on the acquisition date. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method. Estimated useful lives are thirty years for buildings, five years for machinery and equipment, ten years for furniture and fixtures and three to five years for computer equipment and computer software. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Fixed assets and computer software at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Computer software	$215,410	$140,100
Computer equipment	40,287	31,491
Machinery and equipment	8,220	6,182
Furniture and fixtures	16,532	12,386
Leasehold improvements	26,112	15,081
Buildings	1,863	1,735
Construction in Process — Computer software and equipment	14,014	33,396

Total cost	322,438	240,371
Less accumulated depreciation and amortization	(134,758)	(81,009)

Net fixed assets and computer software	$187,680	$159,362

Depreciation and amortization expense on fixed assets and computer software for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005

Depreciation of fixed assets	$16,649	$15,928	$4,887
Amortization of computer software	38,181	30,188	8,129

Total depreciation and amortization on fixed assets and computer software	$54,830	$46,116	$13,016

Identifiable Intangible Assets and Goodwill.  As a result of the Dex Media Merger (defined below), AT&T Directory Acquisition (defined below), Embarq Acquisition (defined below), Business.com Acquisition and Local Launch Acquisition (defined below), certain long-term intangible assets were identified and recorded at their estimated fair value. Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $408.3 million, $277.5 million and $72.1 million, respectively. Amortization expense for these intangible assets for the five succeeding years is estimated to be approximately $415.8 million, $403.4 million, $390.3 million, $376.2 million and $353.7 million, respectively. Amortization expense for the year ended December 31, 2007 includes an impairment charge of $20.0 million associated with the tradenames acquired in the Embarq Acquisition. This impairment charge resulted from a change in our branding strategy to utilize a new Dex market brand for all of our print and online products across our entire footprint and discontinued use of the tradenames acquired in the Embarq Acquisition. This impairment charge was determined using the relief from royalty valuation method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The acquired long-term intangible assets and their respective book values at December 31, 2007 are shown in the following table.

							Technology,
	Directory	Local	National				Network
	Services	Customer	CMR	Third-Party	Trade	Advertising	Platforms &
	Agreements	Relationships	Relationships	Contract	Names	Commitment	Other	Total

Initial fair value:
Qwest	$7,320,000	$875,000	$205,000	$—	$490,000	$25,000	$—	$8,915,000
AT&T	952,500	90,000	55,000	—	—	—	—	1,097,500
Embarq	1,625,000	200,000	60,000	—	—	—	—	1,885,000
Business.com	—	14,700	—	49,000	18,500	—	18,500	100,700
Local Launch	—	1,400	—	—	800	—	5,100	7,300

Total	9,897,500	1,181,100	320,000	49,000	509,300	25,000	23,600	12,005,500
Accumulated amortization	(561,548)	(163,661)	(35,344)	(3,841)	(63,477)	(3,993)	(3,154)	(835,018)

Net intangible assets	$9,335,952	$1,017,439	$284,656	$45,159	$445,823	$21,007	$20,446	$11,170,482

The acquired long-term intangible assets and their respective book values at December 31, 2006 are shown in the following table.

	Directory	Local	National
	Services	Customer	CMR	Trade	Advertising	Technology
	Agreements	Relationships	Relationships	Names	Commitment	& Other	Total

Initial fair value:
Qwest	$7,320,000	$875,000	$205,000	$490,000	$25,000	$—	$8,915,000
AT&T	952,500	90,000	55,000	—	—	—	1,097,500
Embarq	1,625,000	200,000	60,000	30,000	—	—	1,915,000
Local Launch	—	1,400	—	800	—	5,100	7,300

Total	9,897,500	1,166,400	320,000	520,800	25,000	5,100	11,934,800
Accumulated amortization	(335,261)	(58,908)	(22,264)	(38,019)	(1,910)	(442)	(456,804)

Net intangible assets	$9,562,239	$1,107,492	$297,736	$482,781	$23,090	$4,658	$11,477,996

In connection with the Dex Media Merger, we acquired directory services agreements (collectively, the “Dex Directory Services Agreements”) which Dex Media had entered into with Qwest (defined in Note 3, “Acquisitions”) including, (1) a publishing agreement with a term of 50 years commencing November 8, 2002 (subject to automatic renewal for additional one-year terms), which grants us the right to be the exclusive official directory publisher of listings and classified advertisements of Qwest’s telephone customers in the geographic areas in the Qwest States (defined in Note 3, “Acquisitions”) in which Qwest (and its successors) provided local telephone services as of November 8, 2002, as well as having the exclusive right to use certain Qwest branding on directories in those markets and (2) a non-competition agreement with a term of 40 years commencing November 8, 2002, pursuant to which Qwest (on behalf of itself and its affiliates and successors) has agreed not to sell directory products consisting principally of listings and classified advertisements for subscribers in the geographic areas in the Qwest States in which Qwest provided local telephone service as of November 8, 2002 that are directed primarily at consumers in those geographic areas. The fair value assigned to the Dex Media Directory Services Agreements of $7.3 billion was based on the multi-period excess earnings method and is being amortized under the straight-line method over 42 years. Under the multi-period excess earnings method, the projected cash flows of the intangible asset are computed indirectly, which means

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that future cash flows are projected with deductions made to recognize returns on appropriate contributory assets, leaving the excess, or residual net cash flow, as indicative of the intangible asset fair value.

As a result of the Dex Media Merger, we also acquired (1) an advertising commitment agreement whereby Qwest has agreed to purchase an aggregate of $20 million of advertising per year through 2017 from us at pricing on terms at least as favorable as those offered to similar large customers and (2) an intellectual property contribution agreement pursuant to which Qwest assigned and or licensed to us the Qwest intellectual property previously used in the Qwest directory services business along with (3) a trademark license agreement pursuant to which Qwest granted to us the right until November 2007 to use the Qwest Dex and Qwest Dex Advantage marks in connection with directory products and related marketing material in the Qwest States and the right to use these marks in connection with DexKnows.com® (the intangible assets in (2) and (3) collectively, “Trade Names”). The fair value assigned to the Dex Media advertising commitment was based on the multi-period excess earnings method and is being amortized under the straight-line method over 12 years.

Directory services agreements between AT&T and the Company include a directory services license agreement, a non-competition agreement, an Internet Yellow Pages reseller agreement and a directory publishing listing agreement (collectively, “AT&T Directory Services Agreements”) with certain affiliates of AT&T. The directory services license agreement designates us as the official and exclusive provider of yellow pages directory services for AT&T (and its successors) in Illinois and Northwest Indiana (the “Territory”), grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute white pages directories in the Territory as AT&T’s agent and grants us the exclusive license (and obligation as specified in the agreement) to use the AT&T brand and logo on print directories in the Territory. The non-competition agreement prohibits AT&T (and its affiliates and successors), with certain limited exceptions, from (1) producing, publishing and distributing yellow and white pages print directories in the Territory, (2) soliciting or selling local or national yellow or white pages advertising for inclusion in such directories, and (3) soliciting or selling local Internet yellow pages advertising for certain Internet yellow pages directories in the Territory or licensing AT&T marks to any third party for that purpose. The Internet Yellow Pages reseller agreement grants us the (a) exclusive right to sell to local advertisers within the Territory Internet yellow pages advertising focused upon products and services to be offered within that territory, and (b) non-exclusive right to sell to local (excluding National advertisers) advertisers within the Territory Internet yellow pages advertising focused upon products and services to be offered outside of the Territory, in each case, onto the YellowPages.com platform. The directory publishing listing agreement gives us the right to purchase and use basic AT&T subscriber listing information and updates for the purpose of publishing directories. The AT&T Directory Services Agreements (other than the Internet Yellow Pages reseller agreement) have initial terms of 50 years, commencing in September 2004, subject to automatic renewal and early termination under specified circumstances. The Internet Yellow Pages reseller agreement has a term of 5 years, commencing in September 2004. The fair value assigned to the AT&T Directory Services Agreements and the Internet Yellow Pages reseller agreement of $950.0 million and $2.5 million, respectively, was based on the present value of estimated future cash flows and is being amortized under the straight-line method over 50 years and 5 years, respectively.

Directory services agreements between Embarq and the Company, which were executed in May 2006 in conjunction with Sprint’s spin-off of its local telephone business, include a directory services license agreement, a trademark license agreement and a non-competition agreement with certain affiliates of Embarq, as well as a non-competition agreement with Sprint entered into in January 2003 (collectively “Embarq Directory Services Agreements”). The Embarq Directory Services Agreements replaced the previously existing analogous agreements with Sprint, except that Sprint remained bound by its non-competition agreement. The directory services license agreement grants us the exclusive license (and obligation as specified in the agreement) to produce, publish and distribute yellow and white pages directories for Embarq (and its successors) in 18 states where Embarq provided local telephone service at the time of the agreement. The trademark license agreement grants us the exclusive license (and obligation as specified in the agreement) to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

use certain specified Embarq trademarks in those markets, and the non-competition agreements prohibit Embarq and Sprint (and their respective affiliates and successors) in those markets from selling local directory advertising, with certain limited exceptions, or producing, publishing and distributing print directories. The Embarq Directory Services Agreements have initial terms of 50 years, commencing in January 2003, subject to automatic renewal and early termination under specified circumstances. The fair value of the Embarq Directory Services Agreements of $1.6 billion was determined based on the present value of estimated future cash flows at the time of the Embarq Acquisition in January 2003, and is being amortized under the straight-line method over 50 years.

The fair values of local and national customer relationships obtained as a result of the Dex Media Merger, AT&T Directory Acquisition and Embarq Acquisition were determined based on the present value of estimated future cash flows. These intangible assets are being amortized under the “income forecast” method, which assumes the value derived from customer relationships is greater in the earlier years and steadily declines over time. The weighted average useful life of these relationships is approximately 20 years. As a result of cost uplift (defined below) from purchase accounting being substantially amortized, during the first quarter of 2007, we commenced amortization of local customer relationships obtained as a result of the Dex Media Merger. As a result of purchase accounting required by GAAP, we recorded the deferred directory costs related to directories that were scheduled to publish subsequent to the Dex Media Merger at their fair value, determined as (a) the estimated billable value of the published directory less (b) the expected costs to complete the directories, plus (c) a normal profit margin. We refer to this purchase accounting entry as “cost uplift.”

The fair value of acquired trade names obtained as a result of the Dex Media Merger and Embarq Acquisition was determined based on the “relief from royalty” method, which values the trade names based on the estimated amount that a company would have to pay in an arms length transaction to use these trade names. As mentioned above, we recognized an impairment charge of $20.0 million during the year ended December 31, 2007 associated with the trade names acquired in the Embarq Acquisition. The Qwest tradenames are being amortized under the straight-line method over 15 years. The Embarq tradenames were being amortized under the straight-line method over 15 years.

In connection with the Business.com Acquisition, we identified and recorded certain intangible assets at their estimated fair value, including (1) advertiser relationships, (2) third party contracts, (3) technology and network platforms and (4) trade names and trademarks. These intangible assets are being amortized over remaining useful lives ranging from 3 to 10 years under the straight-line method, with the exception of the advertiser relationships and network platform intangible assets, which are amortized under the income forecast method.

In connection with the Local Launch Acquisition, we identified and recorded certain intangible assets at their estimated fair value, including (1) local customer relationships, (2) non-compete agreements, (3) technology and (4) tradenames. These intangible assets are being amortized under the straight-line method over remaining useful lives ranging from 3 to 7 years.

Other than the Embarq tradenames mentioned above, no impairment losses were recognized related to our other intangible assets for the years ended December 31, 2007, 2006 and 2005, respectively.

The excess purchase price for the Dex Media Merger, AT&T Directory Acquisition, Embarq Acquisition, Business.com Acquisition and Local Launch Acquisition over the net tangible and identifiable intangible assets acquired of $2.5 billion, $216.7 million, $97.0 million, $258.8 million and $6.8 million, respectively, was recorded as goodwill. Annual amortization of goodwill and the acquired intangible assets for tax purposes is approximately $672.5 million.

The change in goodwill during the year ended December 31, 2007 was primarily related to the Business.com Acquisition. During the year ended December 31, 2007, we recorded adjustments to goodwill totaling $30.8 million associated with the Dex Media Merger that primarily related to deferred income taxes. During 2007, we re-occupied the remaining portion of our leased facilities in Chicago, Illinois, which we vacated in conjunction with the 2005 Restructuring Actions (defined in Note 4, “Restructuring Charges”). As a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result, we reversed the remaining amount of our reserve related to these leased facilities during the year ended December 31, 2007 by $1.8 million, with a corresponding offset to goodwill. The total amount of goodwill that is expected to be deductible for tax purposes related to the Dex Media Merger is approximately $2.1 billion.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is not amortized, but is subject to periodic impairment testing. No impairment losses were recorded related to our goodwill for the years ended December 31, 2007, 2006 and 2005, respectively.

The decline in the trading value of our debt and equity securities will require us to continue to assess the recoverability of our goodwill and negative industry and economic trends may indicate that the carrying values of our other intangible assets are not recoverable. The trading value of our publicly traded debt and equity securities has continued to decline subsequent to December 31, 2007. If the value of our debt and equity securities does not recover, we will be required to assess the fair values of the assets and liabilities of the Company and could conclude that goodwill and other long lived assets are impaired, which would result in impairment charges in 2008. In addition, worsening economic conditions in certain of our markets may require us to assess the recoverability of other intangible assets during 2008 which could result in additional impairment charges.

Interest Expense and Deferred Financing Costs.  Interest expense for the years ended December 31, 2007, 2006 and 2005 was $834.5 million, $772.7 million and $265.0 million, respectively. Certain costs associated with the issuance of debt instruments are capitalized and included in other non-current assets on the consolidated balance sheets. These costs are amortized to interest expense over the terms of the related debt agreements. The bond outstanding method is used to amortize deferred financing costs relating to debt instruments with respect to which we make accelerated principal payments. Other deferred financing costs are amortized using the effective interest method. Amortization of deferred financing costs included in interest expense was $40.0 million, $21.9 million and $23.6 million in 2007, 2006 and 2005, respectively. Apart from business combinations, it is the Company’s policy to recognize losses incurred in conjunction with debt extinguishments as a component of interest expense. Interest expense in 2007 includes tender and redemption premium payments of $71.7 million and write-off of unamortized deferred financing costs of $16.8 million (which is included in the amortization of deferred financing costs of $40.0 million noted above) associated with the refinancing transactions conducted during the fourth quarter of 2007. Interest expense in 2005 includes a $25.3 million tender premium payment and write-off of unamortized deferred financing costs of $7.4 million (which is included in the amortization of deferred financing costs of $23.6 million noted above) associated with the December 20, 2005 tender offer and exit consent solicitation of our subsidiaries’ 8.875% Senior Notes due 2016. See Note 5, “Long-Term Debt, Credit Facilities and Notes” for a further description of these debt extinguishments. In conjunction with the Dex Media Merger and as a result of purchase accounting required under generally accepted accounting principles (“GAAP”), we recorded Dex Media’s debt at its fair value on January 31, 2006. We recognize an offset to interest expense in each period subsequent to the Dex Media Merger for the amortization of the corresponding fair value adjustment over the life of the respective debt. The offset to interest expense for the years ended December 31, 2007 and 2006 was $92.1 million and $26.4 million, respectively. The offset to interest expense for the year ended December 31, 2007 includes $62.2 million related to the redemption of Dex Media East’s outstanding 9.875% senior notes and 12.125% senior subordinated notes on November 26, 2007.

Advertising Expense.  We recognize advertising expenses as incurred. These expenses include media, public relations, promotional and sponsorship costs and on-line advertising. Total advertising expense was $55.2 million, $32.7 million and $18.1 million in 2007, 2006 and 2005, respectively. Total advertising expense for 2007 includes $7.8 million related to traffic acquisition costs associated with the operations of Business.com.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk.  Approximately 85% of our directory advertising revenue is derived from the sale of advertising to local small- and medium-sized businesses. These advertisers typically enter into 12-month advertising sales contracts and make monthly payments over the term of the contract. Some advertisers prepay the full amount or a portion of the contract value. Most new advertisers and advertisers desiring to expand their advertising programs are subject to a credit review. If the advertisers qualify, we may extend credit to them for their advertising purchase. Small- and medium-sized businesses tend to have fewer financial resources and higher failure rates than large businesses. In addition, full collection of delinquent accounts can take an extended period of time and involve significant costs. While we do not believe that extending credit to our local advertisers will have a material adverse effect on our results of operations or financial condition, no assurances can be given. We do not require collateral from our advertisers, although we do charge interest to advertisers that do not pay by specified due dates.

The remaining approximately 15% of our directory advertising revenue is derived from the sale of advertising to national or large regional chains, such as rental car companies, automobile repair shops and pizza delivery businesses. Substantially all of the revenue derived through national accounts is serviced through CMRs from which we accept orders. CMRs are independent third parties that act as agents for national advertisers. The CMRs are responsible for billing the national customers for their advertising. We receive payment for the value of advertising placed in our directory, net of the CMR’s commission, directly from the CMR. While we are still exposed to credit risk, the amount of losses from these accounts has been historically less than the local accounts as the advertisers, and in some cases the CMRs, tend to be larger companies with greater financial resources than local advertisers.

At December 31, 2007, we had interest rate swap agreements with major financial institutions with a notional value of $2.6 billion. We are exposed to credit risk in the event that one or more of the counterparties to the agreements does not, or cannot, meet their obligation. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. Any loss would be limited to the amount that would have been received over the remaining life of the swap agreement. The counterparties to the swap agreements are major financial institutions with credit ratings of AA- or higher. We do not currently foresee a material credit risk associated with these swap agreements; however, no assurances can be given.

Derivative Financial Instruments and Hedging Activities.  The Company accounts for its derivative financial instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FAS 133 and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. We do not use derivative financial instruments for trading or speculative purposes and our derivative financial instruments are limited to interest rate swap agreements. The Company utilizes a combination of fixed rate and variable rate debt to finance its operations. The variable rate debt exposes the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to mitigate the interest rate risk on a portion of its variable rate borrowings. Additionally, the credit facility of RHDI requires that we maintain hedge agreements to provide either a fixed interest rate or interest rate protection on at least 50% of its total outstanding debt, while the Dex Media West (defined below) and new Dex Media East credit facilities require that we maintain hedge agreements to provide a fixed rate on at least 33% of their respective indebtedness. To satisfy our objectives and requirements, the Company has entered into fixed interest rate swap agreements to manage fluctuations in cash flows resulting from changes in interest rates on variable rate debt. The Company’s interest rate swap agreements effectively convert $2.6 billion, or approximately 69%, of our variable rate debt to fixed rate debt, mitigating our exposure to increases in interest rates. At December 31, 2007, approximately 37% of our total debt outstanding consists of variable rate debt, excluding the effect of our interest rate swaps. Including the effect of our interest rate swaps, total fixed rate debt comprised approximately 89% of our total debt portfolio as of December 31, 2007.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On the day a derivative contract is executed, the Company may designate the derivative instrument as a hedge of the variability of cash flows to be received or paid (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

All derivative financial instruments are recognized as either assets or liabilities on the consolidated balance sheets with measurement at fair value. On a quarterly basis, the fair values of the interest rate swaps are determined based on quoted market prices and, to the extent the swaps provide an effective hedge, the differences between the fair value and the book value of the swaps are recognized in accumulated other comprehensive loss, a component of shareholders’ equity. For derivative financial instruments that are not designated or do not qualify as hedged transactions, the initial fair value, if any, and any subsequent gains or losses on the change in the fair value are reported in earnings as a component of interest expense. Any gains or losses related to the quarterly fair value adjustments are presented as a non-cash operating activity on the consolidated statements of cash flows.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative or hedged item is expired, sold, terminated, exercised, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. In situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet and recognizes any subsequent changes in its fair value in earnings as a component of interest expense. Any amounts previously recorded to accumulated other comprehensive loss will be amortized to interest expense in the same period(s) in which the interest expense of the underlying debt impacts earnings.

Please refer to Note 6, “Derivative Financial Instruments” for additional information regarding our derivative financial instruments and hedging activities.

Pension and Postretirement Benefits.  Pension and other postretirement benefits represent estimated amounts to be paid to employees in the future. The accounting for benefits reflects the recognition of these benefit costs over the employee’s approximate service period based on the terms of the plan and the investment and funding decisions made. The determination of the benefit obligation and the net periodic pension and other postretirement benefit costs requires management to make assumptions regarding the discount rate, return on retirement plan assets, increase in future compensation and healthcare cost trends. Changes in these assumptions can have a significant impact on the projected benefit obligation, funding requirement and net periodic benefit cost. The assumed discount rate is the rate at which the pension benefits could be settled. During 2007 and 2006, we utilized the Citigroup Pension Liability Index as the appropriate discount rate for our defined benefit pension plans. In 2005, the discount rate was determined using a methodology that discounts the projected plan cash flows to the measurement date using the spot rates provided in the Citigroup Pension Discount Curve. A single discount rate was then computed so that the present value of the benefit cash flows using this single rate equaled the present value computed using the Citigroup Pension Discount Curve. The expected long-term rate of return on plan assets is based on the mix of assets held by the plan and the expected long-term rates of return within each asset class. The anticipated trend of future healthcare costs is based on historical experience and external factors.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”). This statement requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statement of financial position and to recognize changes in that funded status in accumulated other comprehensive income (loss) in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS No. 158 became effective for recognition of the funded status of the benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. We adopted the funded status recognition provisions of SFAS No. 158 related to our defined benefit pension and postretirement plans as of December 31, 2006, as required. We complied with the measurement date provisions of SFAS No. 158 as of December 31, 2006.

Please refer to Note 10, “Benefit Plans,” which addresses the financial impact of our adoption of SFAS No. 158, and for further information regarding our benefit plans.

Income Taxes.  We account for income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109 (“FIN No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Under FIN No. 48, the impact of an uncertain income tax position on an income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition requirements. This interpretation is effective for fiscal years beginning after December 15, 2006 and as such, we adopted FIN No. 48 on January 1, 2007.

The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. See Note 9, “Income Taxes,” for more information regarding our provision (benefit) for income taxes as well as the impact of adopting FIN No. 48.

Earnings (Loss) Per Share.  Subsequent to the GS Repurchase (defined in Note 7, “Redeemable Preferred Stock, Warrants and Other”) and for the year ended December 31, 2007, we accounted for earnings (loss) per share (“EPS”) in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). For the year ended December 31, 2006 (through January 27, 2006, the closing date of the GS Repurchase), we accounted for EPS in accordance with EITF No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 (“EITF 03-6”), which established standards regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF 03-6 requires earnings available to common shareholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends. Basic EPS is then calculated by dividing loss allocable to common shareholders by the weighted average number of shares outstanding. EITF 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock. Therefore, the following EPS amounts only pertain to our common stock.

Under the guidance of SFAS No. 128, diluted EPS is calculated by dividing loss allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, stock appreciation rights (“SARs”), restricted stock and

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrants, the dilutive effect of which is calculated using the treasury stock method, and prior to the GS Repurchase, our Preferred Stock (defined in Note 7, “Redeemable Preferred Stock, Warrants and Other”), the dilutive effect of which was calculated using the “if-converted” method.

The calculation of basic and diluted EPS for the years ended December 31, 2007, 2006 and 2005, respectively, is presented below.

	For the Years Ended
	December 31,
	2007	2006	2005

Basic EPS
Income (loss) available to common shareholders	$46,859	$(208,483)	$(288,876)
Amount allocable to common shareholders(1)	100%	100%	100%

Income (loss) allocable to common shareholders	46,859	(208,483)	(288,876)
Weighted average common shares outstanding	70,932	66,448	31,731

Basic earnings (loss) per share	$0.66	$(3.14)	$(9.10)

	For the Years Ended
	December 31,
	2007	2006	2005

Diluted EPS
Income (loss) available to common shareholders	$46,859	$(208,483)	$(288,876)
Amount allocable to common shareholders(1)	100%	100%	100%

Income (loss) allocable to common shareholders	46,859	(208,483)	(288,876)
Weighted average common shares outstanding	70,932	66,448	31,731
Dilutive effect of stock awards and warrants(2)	1,031	—	—
Dilutive effect of Preferred Stock assuming conversion(2)	—	—	—

Weighted average diluted shares outstanding	71,963	66,448	31,731

Diluted earnings (loss) per share	$0.65	$(3.14)	$(9.10)

(1)	In computing EPS using the two-class method, we have not allocated the net loss reported for the years ended December 31, 2006 and 2005, respectively, between common and preferred shareholders since preferred shareholders had no contractual obligation to share in the net loss.

(2)	Due to the loss allocable to common shareholders reported for the years ended December 31, 2006 and 2005, respectively, the effect of all stock-based awards, warrants and the assumed conversion of the Preferred Stock were anti-dilutive and therefore are not included in the calculation of diluted EPS. For the years ended December 31, 2007, 2006 and 2005, 2,593 shares, 2,263 shares and 60 shares, respectively, of stock-based awards had exercise prices that exceeded the average market price of the Company’s common stock for the respective periods. For the years ended December 31, 2006 and 2005, the assumed conversion of the Preferred Stock into 391 shares and 5,132 shares, respectively, of common stock was anti-dilutive and therefore not included in the calculation of diluted EPS.

Stock-Based Awards

We maintain a shareholder approved stock incentive plan, the 2005 Stock Award and Incentive Plan (“2005 Plan”), whereby certain employees and non-employee directors are eligible to receive stock options, SARs, limited stock appreciation rights in tandem with stock options and restricted stock. Prior to adoption of the 2005 Plan, we maintained a shareholder approved stock incentive plan, the 2001 Stock Award and Incentive Plan (“2001 Plan”). Under the 2005 Plan and 2001 Plan, 5 million and 4 million shares, respectively,

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were originally authorized for grant. Stock awards are typically granted at the market value of our common stock at the date of the grant, become exercisable in ratable installments or otherwise, over a period of one to five years from the date of grant, and may be exercised up to a maximum of ten years from the date of grant. The Compensation Committee determines termination, vesting and other relevant provisions at the date of the grant. We have implemented a policy of issuing treasury shares held by the Company to satisfy stock issuances associated with stock-based award exercises.

Non-employee directors receive options to purchase 1,500 shares and an award of 1,500 shares of restricted stock upon election to the Board. Non-employee directors also receive, on an annual basis, options to purchase 1,500 shares and an award of 1,500 shares of restricted stock. Non-employee directors may also elect to receive additional equity awards in lieu of all or a portion of their cash fees.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123 (R), Share-Based Payment (“SFAS No. 123 (R)”), using the Modified Prospective Method. Under this method, we are required to record compensation expense in the consolidated statement of operations for all employee stock-based awards granted, modified or settled after the date of adoption and for the unvested portion of previously granted stock awards that remain outstanding as of the beginning of the period of adoption based on their grant date fair values. The Company estimates forfeitures over the requisite service period when recognizing compensation expense. Estimated forfeitures are adjusted to the extent actual forfeitures differ, or are expected to materially differ, from such estimates. For the years ended December 31, 2007 and 2006, the Company utilized a forfeiture rate of 5% in determining compensation expense.

Prior to adopting SFAS No. 123 (R), the Company accounted for stock-based awards granted to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations. Compensation expense related to the issuance of stock options to employees or non-employee directors was only recognized if the exercise price of the stock option was less than the market value of the underlying common stock on the date of grant. Compensation expense related to SARs was determined at the end of each period in the amount by which the quoted market value of the underlying shares covered by the grant exceeded the grant price and was recognized over the vesting term. In accordance with the Modified Prospective Method, financial statement amounts for the year ended December 31, 2005 have not been restated to reflect the fair value method of expensing stock-based compensation.

The following table depicts the effect of adopting SFAS No. 123 (R) on net loss, loss available to common shareholders and loss per share for the year ended December 31, 2006. The Company’s reported net loss, loss available to common shareholders and basic and diluted loss per share for the year ended December 31, 2006, which reflect compensation expense related to the Company’s stock-based awards recorded in accordance with SFAS No. 123 (R), is compared to net loss, loss available to common shareholders and basic and diluted loss per share for the same period that would have been reported had such compensation expense been determined under APB No. 25.

	Year Ended December 31, 2006
	As Reported	Per APB No. 25

Total stock-based compensation expense	$43,283	$11,682
Net loss	(237,704)	(214,392)
Loss available to common shareholders	(208,483)	(185,171)
Loss per share:
Basic	$(3.14)	$(2.79)
Diluted	$(3.14)	$(2.79)

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Upon adoption of SFAS No. 123 (R), pro forma disclosure permitted by SFAS No. 123, Accounting for Stock Based Compensation (“SFAS No. 123”) is no longer a permitted alternative. As the Company adopted SFAS No. 123 (R), as of January 1, 2006, using the Modified Prospective Method, the Company has provided the following pro forma disclosure of the effect on net income and loss per share for the year ended December 31, 2005, as if the Company had accounted for its employee stock awards granted under the fair value method of SFAS No. 123.

For the Year Ended
December 31, 2005

Net income, as reported	$67,533
Add: Stock-based compensation expense included in reported net income, net of related tax effects	3,162
Less: Stock-based compensation expense that would have been included in the determination of net income if the fair value method had been applied to all awards, net of related tax effects	(7,791)

Pro forma net income	62,904
Loss on repurchase of preferred stock	(133,681)
Accretion of preferred stock to redemption value	(211,020)
Preferred dividend	(11,708)

Pro forma loss available to common shareholders	$(293,505)

Basic loss per share
As reported	$(9.10)
Pro forma	$(9.25)
Diluted loss per share
As reported	$(9.10)
Pro forma	$(9.25)

The weighted average fair value of stock-based awards granted during 2005 was $19.76 per share. The pro forma information noted above was determined based on the fair value of stock-based awards calculated using the Black-Scholes option-pricing model with the following assumptions:

For the Year Ended
December 31, 2005

Dividend yield	0%
Expected volatility	29%
Risk-free interest rate	3.9%
Expected holding period	5 years

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with APB No. 25, the following table presents changes in awards outstanding under all of our stock incentive plans for the year ended December 31, 2005:

		Weighted Average
		Exercise/Grant
	Shares	Price Per Share

Awards outstanding, December 31, 2004	4,034,885	$29.57
Granted	384,093	59.54
Exercised	(334,718)	22.06
Canceled or expired	(82,016)	46.99

Awards outstanding, December 31, 2005	4,002,244	$32.69

Available for future grants at December 31, 2005	5,301,277

In accordance with APB No. 25, the following table summarizes information about stock awards outstanding and exercisable at December 31, 2005:

	Stock Awards Outstanding			Stock Awards Exercisable
		Weighted Average			Weighted Average
Range of		Remaining	Weighted Average		Exercise/
Exercise/Grant		Contractual Life	Exercise/Grant		Grant Price Per
Prices	Shares	(In Years)	Price Per Share	Shares	Share

$11.10 - $14.75	34,109	1.76	$14.02	34,109	$14.02
$15.22 - $19.41	401,804	3.09	15.74	401,804	15.74
$24.75 - $29.59	1,795,290	4.47	25.97	1,398,971	25.96
$30.11 - $39.21	236,075	4.14	30.80	79,719	31.01
$41.10 - $43.85	1,142,486	5.40	41.32	210,772	41.12
$46.06 - $53.74	36,600	5.28	47.90	7,066	47.24
$56.72 - $64.95	355,880	6.20	59.54	225	59.00

	4,002,244	4.72	$32.69	2,132,666	$25.60

Please refer to Note 8, “Stock Incentive Plans,” for additional information regarding our stock incentive plans and the adoption of SFAS No. 123 (R).

Treasury Stock.  In November 2007, the Company’s Board of Directors authorized a $100.0 million Repurchase Plan. This authorization permits the Company to purchase its shares of common stock in the open market pursuant to Rule 10b-18 of the Securities Exchange Act of 1934 or through block trades or otherwise over the following twelve months, based on market conditions and other factors, which purchases may be made or suspended at any time. Purchases of common stock are accounted for using the cost method whereby the total cost of the shares reacquired is charged to treasury stock, a contra equity account. When treasury stock is reissued, the cost of the shares reissued (determined based on the first-in, first-out cost flow assumption) is charged against treasury stock and the excess of the reissuance price over cost is credited to additional paid-in capital. In accordance with the Repurchase Plan, the Company repurchased a total of 2.5 million shares at a cost of $95.7 million during December 2007.

Fair Value of Financial Instruments.  SFAS No. 107, Disclosures About Fair Value of Financial Instruments (“SFAS No. 107”), requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value. At December 31, 2007 and 2006, the fair value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximated their carrying value based on the short-term nature of these instruments. The Company has utilized quoted market prices, where available, to compute the fair value of our long-term debt as disclosed in Note 5, “Long-Term Debt, Credit Facilities and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes.” These estimates of fair value may be affected by assumptions made and, accordingly, are not necessarily indicative of the amounts the Company could realize in a current market exchange.

Estimates.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and certain expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. Estimates and assumptions are used in the determination of recoverability of long-lived assets, sales allowances, allowances for doubtful accounts, depreciation and amortization, employee benefit plans expense, restructuring reserves, and certain assumptions pertaining to our stock-based awards, among others.

New Accounting Pronouncements.  In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) replaces SFAS No. 141, Business Combinations (“SFAS No. 141”), and establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and earlier adoption is prohibited.

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110, “Use of a Simplified Method in Developing Expected Term of Share Options” (“SAB No. 110”). SAB No. 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB No. 107”), which expressed the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected life of “plain vanilla” share options and allowed usage of the “simplified” method for share option grants prior to December 31, 2007. SAB No. 110 will continue to permit, under certain circumstances, the use of the simplified method beyond December 31, 2007. SAB No. 110 is effective January 1, 2008 and the Company does not expect the adoption of SAB No. 110 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 effective January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position and results of operations.

We have reviewed other new accounting standards not identified above and do not believe any other new standards will have a material impact on our financial position or operating results.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Acquisitions

Business.com Acquisition

On August 23, 2007, we completed the Business.com Acquisition for a disclosed amount of $345.0 million. The purchase price determined in accordance with GAAP was $334.4 million and excludes certain items such as the value of unvested equity awards, which will be recorded as compensation expense over their vesting period. The purpose of the Business.com Acquisition was to expand our existing interactive portfolio by adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network. Business.com also provides the established business-to-business online properties of Business.com, Work.com and the Business.com Advertising Network. We expect to adopt the Business.com technology platform to serve our existing advertiser base at our DexKnows.com Internet Yellow Pages site. Business.com now operates as a direct, wholly-owned subsidiary of RHD. The results of Business.com have been included in our consolidated results commencing August 23, 2007. Proceeds from the RHD Credit Facility were used to fund the Business.com Acquisition. In conjunction with the Business.com Acquisition and under the terms of a related Stock Purchase Agreement, dated as of July 27, 2007, on August 23, 2007, Jacob Winebaum purchased from RHD 148,372 shares of RHD common stock for approximately $9.0 million. Mr. Winebaum was the founder and Chief Executive Officer of Business.com.

Local Launch Acquisition

On September 6, 2006, we acquired (the “Local Launch Acquisition”) Local Launch, a local search products, platform and fulfillment provider. Local Launch specializes in search through publishing, distribution, directory and organic marketing solutions. The purpose of the Local Launch Acquisition was to support the expansion of our current local Internet Marketing offerings and provide new, innovative solutions to enhance our local Internet Marketing capabilities. The results of the Local Launch business are included in our consolidated results commencing September 6, 2006. During the years ended December 31, 2007 and 2006, the Local Launch business operated as a direct wholly-owned subsidiary of RHD. Effective January 1, 2008, Local Launch was merged with and into Business.com. The products and services provided by Local Launch will continue to be offered to our advertisers through Business.com and the Local Launch brand and logo will continue to be utilized for our Internet Marketing offerings.

Dex Media Merger

On January 31, 2006, we acquired Dex Media for an equity purchase price of $4.1 billion (the “Dex Media Merger”). Pursuant to the Agreement and Plan of Merger, dated October 3, 2005 (“Merger Agreement”), each issued and outstanding share of Dex Media common stock was converted into $12.30 in cash and 0.24154 of a share of RHD common stock, resulting in an aggregate cash value of $1.9 billion and aggregate stock value of $2.2 billion, based on 36,547,381 newly issued shares of RHD common stock. Additionally, we assumed Dex Media’s outstanding indebtedness on January 31, 2006 with a fair value of $5.5 billion. The total allocable purchase price also included transaction costs of $26.7 million that were directly related to the Dex Media Merger, severance and related costs for certain Dex Media employees of $17.7 million and Dex Media vested equity awards outstanding as of January 31, 2006 with an estimated fair value of $77.4 million, for a total aggregate purchase price of $9.8 billion.

Dex Media is the exclusive publisher of the “official” yellow pages and white pages directories for Qwest Communications International Inc. (“Qwest”) where Qwest was the primary incumbent local exchange carrier (“ILEC”) in November 2002. The purpose of the Dex Media Merger was to take a further step in the transformation of RHD into a leading publisher of yellow pages directories, as well as to combine the complementary strengths of both companies.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dex Media is the indirect parent of Dex Media East LLC (“Dex Media East”) and Dex Media West LLC (“Dex Media West”). Dex Media East operates our directory business in the following states: Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota (collectively, the “Dex East States”). Dex Media West operates our directory business in the following states: Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming (collectively, the “Dex West States” and together with the Dex East States, collectively, the “Qwest States”). The acquired business of Dex Media and its subsidiaries (“Dex Media Business”) now operates through Dex Media, Inc., one of RHD’s direct, wholly-owned subsidiaries. The results of the Dex Media Business have been included in the Company’s operating results commencing February 1, 2006. To finance the Dex Media Merger, we issued $660 million 6.875% Senior Discount Notes due January 15, 2013 for gross proceeds of $600.5 million and $1.21 billion 8.875% Senior Notes due January 15, 2016 to pay the cash portion of the purchase price to the Dex Media stockholders.

AT&T Directory Acquisition

On September 1, 2004, we completed the acquisition of the directory publishing business (“AT&T Directory Business”) of AT&T Inc. (“AT&T”) (formerly known as SBC Communications, Inc., “SBC”) in Illinois and Northwest Indiana, including AT&T’s interests in The DonTech II Partnership (“DonTech”), a 50/50 general partnership between us and AT&T (collectively, the “AT&T Directory Acquisition”) for $1.41 billion in cash, after working capital adjustments and the settlement of a $30 million liquidation preference owed to us related to DonTech. As a result of the AT&T Directory Acquisition, we became the publisher of AT&T branded yellow pages directories in Illinois and Northwest Indiana. This transaction was consummated pursuant to a purchase agreement dated as of July 28, 2004, as amended, by and among RHD, Ameritech Corporation (“Ameritech”), a direct wholly-owned subsidiary of AT&T, and Ameritech Publishing, Inc. (“API”), a direct wholly-owned subsidiary of Ameritech. The results of the AT&T Directory Business have been included in our consolidated results commencing September 1, 2004. The acquired AT&T Directory Business now operates as R.H. Donnelley Publishing & Advertising of Illinois Partnership, one of our indirect, wholly-owned subsidiaries.

Embarq Acquisition

On January 3, 2003, we completed the acquisition of the directory business (the “Embarq Directory Business”) of Sprint Nextel Corporation (“Sprint”) (formerly known as Sprint Corporation) by acquiring all the outstanding capital stock of the various entities comprising Sprint Publishing & Advertising (collectively, the “Embarq Acquisition”) for $2.23 billion in cash. As a result, we are the publisher of Embarq (formerly Sprint) branded yellow pages directories in 18 states. In May 2006, Sprint spun-off its local telephone business as Embarq Corporation (“Embarq”) and in connection with the spin-off, we entered into new agreements with Embarq that replaced the related agreements with Sprint, except that Sprint remains bound by certain non-competition obligations. The results of the Embarq Directory Business are included in our consolidated results commencing January 3, 2003. The Embarq Directory Business now operates as R.H. Donnelley Publishing & Advertising, Inc., one of our indirect wholly-owned subsidiaries.

The purposes of our acquisitions included the following:

•	Building RHD into a leading publisher of yellow pages directories and provider of online commercial search services;

•	Adding leading Internet advertising talent and technology, to strengthen RHD’s position in the expanding local commercial search market and to develop an online performance based advertising network;

•	Enhancing our local Internet Marketing capabilities and offerings.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These acquisitions were accounted for as purchase business combinations in accordance with SFAS No. 141. Each purchase price was allocated to the related tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the acquisition dates with the remaining consideration recorded as goodwill. Certain long-term intangible assets were identified and recorded at their estimated fair values. Identifiable intangible assets acquired primarily include directory services agreements between the Company and each of Qwest, AT&T and Embarq, respectively, a non-competition agreement between the Company and Sprint, established customer relationships, third party contracts, trademarks and trade names, an advertising commitment and technology and network platforms, all resulting from the Dex Media Merger, AT&T Directory Acquisition, Embarq Acquisition, Business.com Acquisition or Local Launch Acquisition. In accordance with SFAS No. 142, the fair values of the identifiable intangible assets are being amortized over their estimated useful lives in a manner that best reflects the economic benefits derived from such assets. Goodwill is not amortized but is subject to impairment testing on an annual basis. See Note 2, “Summary of Significant Accounting Policies — Identifiable Intangible Assets and Goodwill,” for a further description of our intangible assets and goodwill.

Under purchase accounting rules, we did not assume or record the deferred revenue balance associated with directories published by Dex Media of $114.0 million at January 31, 2006 or the AT&T Directory Business of $204.1 million at September 1, 2004. These amounts represented revenue that would have been recognized subsequent to each acquisition under the deferral and amortization method in the absence of purchase accounting. Accordingly, we did not and will not record revenue associated with directories that were published prior to each acquisition, as well as directories that were published in the month each acquisition was completed. Although the deferred revenue balances associated with directories that were published prior to each acquisition were eliminated, we retained all the rights associated with the collection of amounts due under and contractual obligations under the advertising contracts executed prior to the acquisitions. As a result, the billed and unbilled accounts receivable balances acquired in each acquisition became assets of the Company. Also under purchase accounting rules, we did not assume or record the deferred directory costs related to those directories that were published prior to each acquisition as well as directories that published in the month each acquisition was completed, totaling $205.1 million for Qwest-branded directories and $175.8 million for AT&T-branded directories. These costs represented cost of revenue that would have been recognized subsequent to the acquisitions under the deferral and amortization method in the absence of purchase accounting.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in the Dex Media Merger on January 31, 2006:

Current assets	$792,645
Non-current assets	80,320
Intangible assets	8,915,000
Goodwill	2,544,980

Total assets acquired	12,332,945
Current liabilities	(304,542)
Non-current liabilities	(7,786,229)

Total liabilities assumed	(8,090,771)

Net assets acquired	$4,242,174

The following unaudited condensed pro forma information has been prepared in accordance with SFAS No. 141 for the years ended December 31, 2006 and 2005, respectively, and assumes the Dex Media Merger (and related GS Repurchase) and related financing occurred on January 1, 2005. The following unaudited condensed pro forma information does not purport to represent what the Company’s results of

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations would actually have been if the Dex Media Merger (and related GS Repurchase) had in fact occurred on January 1, 2005 and is not necessarily representative of results of operations for any future period. The unaudited condensed pro forma financial information for the year ended December 31, 2006 does not eliminate the adverse impact of purchase accounting relating to the Dex Media Merger. The unaudited condensed pro forma financial information for the year ended December 31, 2005 reflects the combination of GAAP results for both RHD and Dex Media.

	For the Years Ended
	December 31,
	2006	2005

Net revenue	$2,039,192	$2,615,047
Operating income	470,353	1,029,102
Net (loss) income	(275,943)	99,816
(Loss) income available to common shareholders	(275,943)	99,816
Diluted (loss) earnings per share	$(3.97)	$1.46

4.	Restructuring Charges

The table below shows the activity in our restructuring reserves during 2007, 2006 and 2005.

	2003	2005	2006	2007
	Restructuring	Restructuring	Restructuring	Restructuring
	Actions	Actions	Actions	Actions	Total

Balance at December 31, 2004	$3,461	$—	$—	$—	$3,461
Additions to reserve charged to goodwill	—	8,828	—	—	8,828
Payments	(1,884)	(2,356)	—	—	(4,240)

Balance at December 31, 2005	1,577	6,472	—	—	8,049
Additions to reserve charged to goodwill	—	—	18,914	—	18,914
Payments	(606)	(1,074)	(11,299)	—	(12,979)
Reserve reversal credited to goodwill	—	(3,455)	—	—	(3,455)

Balance at December 31, 2006	971	1,943	7,615	—	10,529
Additions to reserve charged to goodwill	—	—	96	—	96
Additions to reserve charged to earnings	—	—	—	5,542	5,542
Payments	(208)	(135)	(3,825)	—	(4,168)
Reserve reversal credited to goodwill	—	(1,808)	(559)	—	(2,367)

Balance at December 31, 2007	$763	$—	$3,327	$5,542	$9,632

During the year ended December 31, 2007, we recognized a restructuring charge to earnings of $5.5 million associated with planned headcount reductions and consolidation of responsibilities to be effectuated during 2008.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the Dex Media Merger and integration of the Dex Media Business, approximately 120 employees were affected by a restructuring plan, of which 110 were terminated and 10 were relocated to our corporate headquarters in Cary, North Carolina. Additionally, we have vacated certain of our leased Dex Media facilities in Colorado, Minnesota, Nebraska and Oregon. The costs associated with these actions are shown in the table above under the caption “2006 Restructuring Actions.” We estimated the costs associated with terminated employees, including Dex Media executive officers, and abandonment of certain of our leased facilities, net of estimated sublease income, to be approximately $18.9 million and such costs were charged to goodwill during 2006. During January 2007, we finalized our estimate of costs associated with terminated employees and recognized a charge to goodwill of $0.1 million. Payments made with respect to severance and relocation during 2007 and 2006 totaled $1.6 million and $10.8 million, respectively. During 2007, we finalized our assessment of the relocation reserve established as a result of the Dex Media Merger and as a result, we reversed the remaining amount in the reserve of $0.6 million, with a corresponding offset to goodwill. Payments of $2.2 million and $0.5 million were made during 2007 and 2006, respectively, with respect to the vacated leased Dex Media facilities. The remaining lease payments for these facilities will be made through 2016.

During the first quarter of 2005, we completed a restructuring relating to the integration of the AT&T Directory Business. There were 63 employees affected by the restructuring, 57 were terminated during the first quarter of 2005, and 6 were relocated to our corporate headquarters in Cary, North Carolina. Additionally, we vacated certain of our leased facilities in Chicago, Illinois. The costs associated with these actions are shown in the table above under the caption “2005 Restructuring Actions.” We estimated the costs associated with the terminated employees and the abandonment of certain of our leased facilities to be approximately $8.8 million and such costs were charged to goodwill during the first quarter of 2005. There were no payments made with respect to severance and relocation during 2007. Payments made with respect to severance and relocation during 2006 and 2005 were $0.1 million and $1.4 million, respectively. Payments of $0.1 million, $1.0 million and $1.0 million, net of sublease income, were charged against the reserve during 2007, 2006 and 2005, respectively, with respect to the leased facilities in Chicago, Illinois. During 2006, we formalized a plan to re-occupy in early 2007 a portion of the leased facilities in Chicago, Illinois, which we vacated in conjunction with the AT&T Directory Acquisition. As a result, we reduced our reserve related to these leased facilities during the year ended December 31, 2006 by $3.5 million, with a corresponding offset to goodwill. During 2007, we re-occupied the remaining portion of our leased facilities in Chicago, Illinois. As a result, we reversed the remaining amount of our reserve related to these leased facilities during the year ended December 31, 2007 by $1.8 million, with a corresponding offset to goodwill.

Following the Embarq Acquisition on January 3, 2003, we consolidated publishing and technology operations, sales offices and administrative personnel and relocated the headquarters functions from Overland Park, Kansas and Purchase, New York to Cary, North Carolina. Approximately 140 people were affected by the relocation of the headquarters functions in Overland Park, Kansas and Purchase, New York, of which 75 were included in the restructuring reserve. The remaining 65 people relocated with the Company. The costs associated with these actions are shown in the table above under the caption “2003 Restructuring Actions.” Payments of $0.2 million, $0.2 million and $0.4 million, net of sublease income, were charged against the reserve with respect to the former pre-press publishing facility during 2007, 2006 and 2005, respectively. Remaining payments will be made through 2012. Payments of $0.6 million were made during 2005 related to severance and related costs. Payments of $0.4 million and $0.8 million, net of sublease income, were charged against the reserve with respect to the former headquarters office lease during 2006 and 2005, respectively. The former headquarters office lease expired during 2006.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Long-Term Debt, Credit Facilities and Notes

Long-term debt of the Company at December 31, 2007 and 2006, including fair value adjustments required by GAAP as a result of the Dex Media Merger, consisted of the following:

	December 31,	December 31,
	2007	2006

RHD
6.875% Senior Notes due 2013	$300,000	$300,000
6.875% Series A-1 Senior Discount Notes due 2013	339,222	335,401
6.875% Series A-2 Senior Discount Notes due 2013	613,649	606,472
8.875% Series A-3 Senior Notes due 2016	1,210,000	1,210,000
8.875% Series A-4 Senior Notes due 2017	1,500,000	—
RHDI
Credit Facility	1,571,536	1,946,535
8.875% Senior Notes due 2010	—	7,934
10.875% Senior Subordinated Notes due 2012	—	600,000
Dex Media, Inc.
8% Senior Notes due 2013	512,097	513,663
9% Senior Discount Notes due 2013	719,112	663,153
Dex Media East
Credit Facility	1,106,050	656,571
9.875% Senior Notes due 2009	—	476,677
12.125% Senior Subordinated Notes due 2012	—	390,314
Dex Media West
Credit Facility	1,071,491	1,450,917
8.5% Senior Notes due 2010	398,736	403,260
5.875% Senior Notes due 2011	8,774	8,786
9.875% Senior Subordinated Notes due 2013	824,982	833,469

Total RHD Consolidated	10,175,649	10,403,152
Less current portion	177,175	382,631

Long-term debt	$9,998,474	$10,020,521

Credit Facilities

At December 31, 2007, total outstanding debt under our credit facilities was $3,749.1 million, comprised of $1,571.5 million under the RHDI credit facility, $1,106.1 million under the new Dex Media East credit facility and $1,071.5 million under the Dex Media West credit facility.

RHD

To finance the Business.com Acquisition and related fees and expenses, on August 23, 2007, RHD entered into a $328.0 million credit facility, with a scheduled maturity date of December 31, 2011. On October 2, 2007, the RHD Credit Facility was paid in full from the proceeds of our Series A-4 Notes. The repayment of the RHD Credit Facility was accounted for as an extinguishment of debt resulting in a loss charged to interest expense during the year ended December 31, 2007 of $0.8 million related to the write-off of unamortized deferred financing costs.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RHDI

As of December 31, 2007, outstanding balances under RHDI’s senior secured credit facility, as amended and restated (“RHDI Credit Facility”), totaled $1,571.5 million, comprised of $314.0 million under Term Loan D-1, $1,257.5 million under Term Loan D-2 and no amount was outstanding under the $175.0 million Revolving Credit Facility (the “RHDI Revolver”) (with an additional $0.3 million utilized under a standby letter of credit). Prior to the refinancing transactions on October 17, 2007 (discussed below), RHDI’s Credit Facility also consisted of a Term Loan A-4, which has been paid in full. All Term Loans require quarterly principal and interest payments. The RHDI Credit Facility provides for a new Term Loan C for potential borrowings up to $400.0 million, such proceeds, if borrowed, to be used to fund acquisitions, refinance certain indebtedness or to make certain restricted payments. On October 17, 2007, $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2, respectively, were repaid from the proceeds of the Series A-4 Notes issued on October 17, 2007. The repayment of these term loans was accounted for as an extinguishment of debt resulting in a loss charged to interest expense during the year ended December 31, 2007 of $4.2 million related to the write-off of unamortized deferred financing costs. The RHDI Revolver matures in December 2009 and Term Loans D-1 and D-2 require accelerated amortization beginning in 2010 through final maturity in June 2011. The weighted average interest rate of outstanding debt under the RHDI Credit Facility was 6.50% and 6.86% at December 31, 2007 and 2006, respectively.

As of December 31, 2007, RHDI’s Credit Facility bears interest, at our option, at either:

•	The higher of (i) a base rate as determined by the Administrative Agent, Deutsche Bank Trust Company Americas and (ii) the Federal Funds Effective Rate (as defined) plus 0.50%, and in each case, plus a 0.25% margin on the RHDI Revolver and a 0.50% margin on Term Loan D-1 and Term Loan D-2; or

•	The LIBOR rate plus a 1.25% margin on the RHDI Revolver and a 1.50% margin on Term Loan D-1 and Term Loan D-2. We may elect interest periods of 1, 2, 3 or 6 months (or 9 or 12 months if, at the time of the borrowing, all lenders agree to make such term available), for LIBOR borrowings.

Dex Media East

On October 24, 2007, we replaced the former Dex Media East credit facility with a new Dex Media East credit facility. The new Dex Media East credit facility consists of a $700.0 million aggregate principal amount Term Loan A facility, a $400.0 million aggregate principal amount Term Loan B facility, a $100.0 million aggregate principal amount revolving loan facility (“new Dex Media East Revolver”) and a $200.0 million aggregate principal amount uncommitted incremental facility, in which Dex Media East would have the right, subject to obtaining commitments for such incremental loans, on one or more occasions to increase the Term Loan A, Term Loan B or the revolving loan facility by such amount. The new Dex Media East credit facility is secured by pledges of similar assets and has similar covenants and events of default as the former Dex Media East credit facility.

As of December 31, 2007, the principal amounts owing under the Term Loan A and Term Loan B totaled $1,100.0 million, comprised of $700.0 million and $400.0 million, respectively, and $6.1 million was outstanding under the new Dex Media East Revolver (with an additional $3.0 million utilized under three standby letters of credit). The new Dex Media East Revolver and Term Loan A will mature in October 2013, and the Term Loan B will mature in October 2014. The weighted average interest rate of outstanding debt under the new Dex Media East credit facility was 6.87% at December 31, 2007. The weighted average interest rate of outstanding debt under the former Dex Media East credit facility was 6.85% at December 31, 2006.

The former Dex Media East credit facility, as amended and restated in connection with the Dex Media Merger, consisted of revolving loan commitments (“former Dex Media East Revolver”) and a Term Loan A and Term Loan B. On October 17, 2007, $86.4 million and $213.6 million of the Term Loan A and Term

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan B under the former Dex Media East credit facility, respectively, were repaid from the proceeds of the Series A-4 Notes issued on October 17, 2007.

Proceeds from the new Dex Media East credit facility were used on October 24, 2007 to repay the remaining $56.5 million and $139.7 million of Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, and $32.5 million under the former Dex Media East Revolver. The repayment of the term loans and revolving loan commitments outstanding under the former Dex Media East credit facility was accounted for as an extinguishment of debt resulting in a loss charged to interest expense during the year ended December 31, 2007 of $0.2 million related to the write-off of unamortized deferred financing costs.

Proceeds from the new Dex Media East credit facility were also used on November 26, 2007 to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% senior notes due 2009 and $341.3 million of Dex Media East’s outstanding 12.125% senior subordinated notes due 2012. See below for further details.

As of December 31, 2007, the new Dex Media East credit facility bears interest, at our option, at either:

•	The higher of (i) the base rate determined by the Administrative Agent, JP Morgan Chase Bank, N.A. and (ii) the Federal Funds Effective Rate (as defined) plus 0.50%, and in each case, plus a 0.75% (or 0.50% if leverage ratio is less than 2 to 1) margin on the new Dex Media East Revolver and Term Loan A and a 1.00% margin on Term Loan B; or

•	The LIBOR rate plus a 1.75% (or 1.50% if leverage ratio is less than 2 to 1) margin on the new Dex Media East Revolver and Term Loan A and a 2.00% margin on Term Loan B. We may elect interest periods of 1, 2, 3, or 6 months (or 9 or 12 months if, at the time of the borrowing, all lenders agree to make such term available), for LIBOR borrowings.

Dex Media West

As of December 31, 2007, the Dex Media West credit facility, as amended and restated in connection with the Dex Media Merger, consists of revolving loan commitments (“Dex Media West Revolver”) and a Term Loan A, Term Loan B-1 and Term Loan B-2. The Dex Media West Revolver consists of a total principal amount of $100.0 million, which is available for general corporate purposes, subject to certain conditions. As of December 31, 2007, the principal amounts owed under the Term Loan A, Term Loan B-1, and Term Loan B-2 totaled $1,053.5 million, comprised of $152.9 million, $310.7 million, and $589.9 million, respectively, and $18.0 million was outstanding under the Dex Media West Revolver. The Term Loan B-1 in the amount of $444.2 million was utilized to redeem Dex Media West’s senior notes that were put to Dex Media West in connection with the change of control offer associated with the Dex Media Merger and to fund a portion of the cash consideration paid to Dex Media, Inc.’s stockholders in connection with the Dex Media Merger. The remaining $58.8 million is no longer available. The Term Loan A and Dex Media West Revolver will mature in September 2009 and the Term Loan B-1 and Term Loan B-2 will mature in March 2010. The weighted average interest rate of outstanding debt under the Dex Media West credit facility was 6.51% and 6.83% at December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Dex Media West credit facility bears interest, at our option, at either:

•	The higher of (i) the base rate determined by the Administrative Agent, JP Morgan Chase Bank, N.A. and (ii) the Federal Funds Effective Rate (as defined) plus 0.50%, and in each case, plus a 0.25% margin on the Dex Media West Revolver and Term Loan A and a 0.50% margin on Term Loan B-1 and Term Loan B-2; or

•	The LIBOR rate plus a 1.25% margin on the Dex Media West Revolver and Term Loan A and a 1.50% margin on Term Loan B-1 and Term Loan B-2. We may elect interest periods of 1, 2, 3, or 6 months

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(or 9 or 12 months if, at the time of the borrowing, all lenders agree to make such term available), for LIBOR borrowings.

Notes

At December 31, 2007, RHD had total outstanding notes of $6,426.6 million, comprised of $3,962.9 million outstanding RHD notes, $1,231.2 million outstanding Dex Media, Inc. notes and $1,232.5 million outstanding Dex Media West notes.

RHD

At December 31, 2007, RHD had total outstanding notes of $3,962.9 million, comprised of $300.0 million 6.875% Senior Notes, $339.2 million 6.875% Series A-1 Senior Discount Notes, $613.7 million 6.875% Series A-2 Senior Discount Notes, $1,210.0 million 8.875% Series A-3 Senior Notes and $1,500.0 million 8.875% Series A-4 Senior Notes.

On October 2, 2007, we issued $1.0 billion of Series A-4 Notes. Proceeds from the Series A-4 Notes were (a) used to repay the $328 million RHD Credit Facility used to fund the Business.com Acquisition, (b) contributed to RHDI in order to provide funding for the tender offer and consent solicitation of RHDI’s $600 million Senior Subordinated Notes and (c) used to pay related fees and expenses and for other general corporate purposes. On October 17, 2007, we issued an additional $500 million of Series A-4 Notes. Proceeds from this issuance were (a) transferred to Dex Media East in order to repay $86.4 million and $213.6 million of the Term Loan A and Term Loan B under the former Dex Media East credit facility, respectively, (b) contributed to RHDI in order to repay $91.8 million, $16.2 million and $83.0 million of Term Loans A-4, D-1, and D-2 under the RHDI Credit Facility, respectively, and (c) used to pay related fees and expenses.

Interest on the Series A-4 Notes is payable semi-annually on April 15th and October 15th of each year, commencing on April 15, 2008. The Series A-4 Notes are senior unsecured obligations of RHD, senior in right of payment to all of RHD’s existing and future senior subordinated debt and future subordinated obligations and rank equally with any of RHD’s existing and future senior unsecured debt. The Series A-4 Notes are effectively subordinated to RHD’s secured debt, including RHD’s guarantee of borrowings under the RHDI Credit Facility and are structurally subordinated to any existing or future liabilities (including trade payables) of our direct and indirect subsidiaries. At December 31, 2007, the Series A-4 Notes had a fair market value of $1.37 billion.

The 8.875% Series A-4 Notes with a face value of $1.5 billion are redeemable at our option beginning in 2012 at the following prices (as a percentage of face value):

Redemption Year	Price

2012	104.438%
2013	102.958%
2014	101.479%
2015 and thereafter	100.000%

The Series A-4 Notes were issued to certain institutional investors in an offering exempt from registration requirements under the Securities Act of 1933. Under the terms of a registration rights agreement, the Company has agreed to file a registration statement for the Series A-4 Notes within 210 days subsequent to the initial closing.

We issued $300 million of 6.875% Senior Notes due January 15, 2013 (“Holdco Notes”), the proceeds of which were used to redeem 100,303 shares of the then outstanding Preferred Stock from the GS Funds, pay transaction costs and repay debt associated with RHDI’s Credit Facility. Interest is payable on the Holdco

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes semi-annually in arrears on January 15th and July 15th of each year, commencing July 15, 2005. At December 31, 2007, the 6.875% Holdco Notes had a fair market value of $265.5 million.

The 6.875% Holdco Notes with a face value of $300 million are redeemable at our option beginning in 2009 at the following prices (as a percentage of face value):

Redemption Year	Price

2009	103.438%
2010	101.719%
2011 and thereafter	100.000%

In order to fund the cash portion of the Dex Media Merger purchase price, we issued $660 million aggregate principal amount at maturity ($600.5 million gross proceeds) of 6.875% Series A-2 Senior Discount Notes due January 15, 2013 and $1.21 billion principal amount of 8.875% Series A-3 Senior Notes due January 15, 2016. Interest is payable semi-annually on January 15th and July 15th of each year for the Series A-2 Senior Discount Notes and the Series A-3 Senior Notes, commencing July 15, 2006. We also issued $365 million aggregate principal amount at maturity ($332.1 million gross proceeds) of 6.875% Series A-1 Senior Discount Notes due January 15, 2013 to fund the GS Repurchase. Interest is payable semi-annually on January 15th and July 15th of each year, commencing July 15, 2006. All of these notes are unsecured obligations of RHD, senior in right of payment to all future senior subordinated and subordinated indebtedness of RHD and structurally subordinated to all indebtedness of our subsidiaries. At December 31, 2007, the 6.875% Series A-1 and Series A-2 Senior Discount Notes and 8.875% Series A-3 Senior Notes had a fair market value of $300.2 million, $543.1 million and $1.12 billion, respectively.

The 6.875% Series A-1 Senior Discount Notes with a face value of $365 million and Series A-2 Senior Discount Notes with a face value of $660 million are redeemable at our option beginning in 2009 at the following prices (as a percentage of face value):

Redemption Year	Price

2009	103.438%
2010	101.719%
2011 and thereafter	100.000%

The 8.875% Series A-3 Senior Notes with a face value of $1.21 billion are redeemable at our option beginning in 2011 at the following prices (as a percentage of face value):

Redemption Year	Price

2011	104.438%
2012	102.958%
2013	101.479%
2014 and thereafter	100.000%

RHDI

In connection with the Embarq Acquisition, RHDI issued $325 million of RHDI Senior Notes and $600 million of RHDI Senior Subordinated Notes. On December 20, 2005, we repurchased through a tender offer and exit consent solicitation $317.1 million of the RHDI Senior Notes. Proceeds from the RHDI Credit Facility’s $350 million Term Loan D-1 were used to fund the partial repurchase of the RHDI Senior Notes, a tender premium of $25.3 million and pay transaction costs of the tender offer. The partial repurchase of the RHDI Senior Notes was accounted for as an extinguishment of debt resulting in a loss of $32.7 million charged to interest expense during the year ended December 31, 2005, consisting of the tender premium and the write-off of unamortized deferred financing costs of $7.4 million. In December 2007, we redeemed the

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining $7.9 million of RHDI Senior Notes. Proceeds from the RHDI Revolver were used to fund the redemption, a redemption premium of $0.2 million and pay transaction costs. The redemption of the RHDI Senior Notes was accounted for as an extinguishment of debt resulting in a loss of $0.2 million charged to interest expense during the year ended December 31, 2007, consisting of the redemption premium and the write-off of unamortized deferred financing costs of less than $0.1 million.

In October 2007, under the terms and conditions of a tender offer and consent solicitation to purchase the RHDI Senior Subordinated Notes that RHDI commenced on September 18, 2007, $599.9 million, or 99.9%, of the outstanding RHDI Senior Subordinated Notes were repurchased. Proceeds from the Series A-4 Notes were contributed by RHD to RHDI in order to fund the repurchase of the RHDI Senior Subordinated Notes, a tender premium of $39.7 million and pay transaction costs of the tender offer. In December 2007, the remaining $0.1 million of RHDI Senior Subordinated Notes were redeemed. The tender and redemption of the RHDI Senior Subordinated Notes was accounted for as an extinguishment of debt resulting in a loss of $51.3 million charged to interest expense during the year ended December 31, 2007, consisting of the tender premium and the write-off of unamortized deferred financing costs of $11.6 million.

Dex Media, Inc.

At December 31, 2007, Dex Media, Inc. had total outstanding notes of $1,231.2 million, comprised of $512.1 million 8% Senior Notes and $719.1 million 9% Senior Discount Notes.

Dex Media, Inc. has issued $500 million aggregate principal amount of 8% Senior Notes due 2013. These Senior Notes are unsecured obligations of Dex Media, Inc. and interest is payable on May 15th and November 15th of each year. As of December 31, 2007, $500 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 8% Senior Notes had a fair market value of $466.3 million.

The 8% Senior Notes with a face value of $500 million are redeemable at our option beginning in 2008 at the following prices (as a percentage of face value):

Redemption Year	Price

2008	104.000%
2009	102.667%
2010	101.333%
2011 and thereafter	100.000%

Dex Media, Inc. has issued $750 million aggregate principal amount of 9% Senior Discount Notes due 2013, under two indentures. Under the first indenture totaling $389 million aggregate principal amount, the 9% Senior Discount Notes were issued at an original issue discount with interest accruing at 9%, per annum, compounded semi-annually. These Senior Discount Notes are unsecured obligations of Dex Media, Inc. and interest accrues in the form of increased accreted value until November 15, 2008 (“Full Accretion Date”), at which time the accreted value will be equal to the full principal amount at maturity. Under the second indenture totaling $361 million aggregate principal amount, interest accrues at 8.37% per annum, compounded semi-annually, which creates a premium at the Full Accretion Date that will be amortized over the remainder of the term. After November 15, 2008, the 9% Senior Discount Notes bear cash interest at 9% per annum, payable semi-annually on May 15th and November 15th of each year. These Senior Discount Notes are unsecured obligations of Dex Media, Inc. and no cash interest will accrue on the discount notes prior to the Full Accretion Date. As of December 31, 2007, $749.9 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 9% Senior Discount Notes had a fair market value of $673.1 million.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The remaining $749.9 million face value of 9% Senior Discount Notes are redeemable at our option beginning in 2008 at the following prices (as a percentage of face value):

Redemption Year	Price

2008	104.500%
2009	103.000%
2010	101.500%
2011 and thereafter	100.000%

Dex Media East

On November 26, 2007, proceeds from the new Dex Media East credit facility were used to fund the redemption of $449.7 million of Dex Media East’s outstanding 9.875% Senior Notes due 2009, $341.3 million of Dex Media East’s outstanding 12.125% Senior Subordinated Notes due 2012, redemption premiums associated with these Senior Notes and Senior Subordinated Notes of $11.1 million and $20.7 million, respectively, and pay transaction costs. The redemption of these Senior Notes and Senior Subordinated Notes was accounted for as an extinguishment of debt resulting in a loss of $31.8 million charged to interest expense during the year ended December 31, 2007 related to the redemption premiums. In addition, as a result of redeeming these Senior Notes and Senior Subordinated Notes, interest expense was offset by $62.2 million during the year ended December 31, 2007, resulting from accelerated amortization of the remaining fair value adjustment recorded as a result of the Dex Media Merger.

Dex Media West

At December 31, 2007, Dex Media West had total outstanding notes of $1,232.5 million, comprised of $398.7 million 8.5% Senior Notes, $8.8 million 5.875% Senior Notes and $825.0 million Senior Subordinated Notes.

Dex Media West issued $385 million aggregate principal amount of 8.5% Senior Notes due 2010. These Senior Notes are unsecured obligations of Dex Media West and interest is payable on February 15th and August 15th of each year. As of December 31, 2007, $385 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 8.5% Senior Notes had a fair market value of $389.8 million.

The 8.5% Senior Notes with a face value of $385 million are redeemable at our option beginning in 2007 at the following prices (as a percentage of face value):

Redemption Year	Price

2008	102.125%
2009 and thereafter	100.000%

Dex Media West issued $300 million aggregate principal amount of 5.875% Senior Notes due 2011. These Senior Notes are unsecured obligations of Dex Media West and interest is payable on May 15th and November 15th of each year. As of December 31, 2007, $8.7 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 5.875% Senior Notes had a fair market value of $8.7 million.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The remaining $8.7 million face value of 5.875% Senior Notes are redeemable at our option beginning in 2008 at the following prices (as a percentage of face value):

Redemption Year	Price

2008	102.938%
2009	101.469%
2010 and thereafter	100.000%

Dex Media West issued $780 million aggregate principal amount of 9.875% Senior Subordinated Notes due 2013. These Senior Subordinated Notes are unsecured obligations of Dex Media West and interest is payable on February 15th and August 15th of each year. As of December 31, 2007, $761.7 million aggregate principal amount was outstanding excluding fair value adjustments. At December 31, 2007, the 9.875% Senior Subordinated Notes had a fair market value of $788.4 million.

The remaining $761.7 million face value of 9.875% Senior Subordinated Notes are redeemable at our option beginning in 2008 at the following prices (as a percentage of face value):

Redemption Year	Price

2008	104.938%
2009	103.292%
2010	101.646%
2011 and thereafter	100.000%

Aggregate maturities of long-term debt (including current portion and excluding fair value adjustments under purchase accounting) at December 31, 2007 were:

2008	$177,175
2009	808,800
2010	1,689,238
2011	695,584
2012	179,000
Thereafter	6,522,036

Total	$10,071,833

The Company’s credit facilities and the indentures governing the notes contain usual and customary affirmative and negative covenants that, among other things, place limitations on our ability to (i) incur additional indebtedness; (ii) pay dividends and repurchase our capital stock; (iii) enter into mergers, consolidations, acquisitions, asset dispositions and sale-leaseback transactions; (iv) make capital expenditures; (v) issue capital stock of our subsidiaries; (vi) engage in transactions with our affiliates; and (vii) make investments, loans and advances. The Company’s credit facilities also contain financial covenants relating to maximum consolidated leverage, minimum interest coverage and maximum senior secured leverage as defined therein. Substantially all of RHDI’s and its subsidiaries’ assets, including the capital stock of RHDI and its subsidiaries, are pledged to secure the obligations under the RHDI Credit Facility. Substantially all of the assets of Dex Media East and Dex Media West and their subsidiaries, including their equity interests, are pledged to secure the obligations under their respective credit facilities.

Impact of Dex Media Merger

The completion of the Dex Media Merger triggered change of control offers on all of the Dex Media outstanding notes, requiring us to make offers to repurchase the notes. $291.3 million of the 5.875% Dex Media West Senior Notes due 2011, $0.3 million of the 9.875% Dex Media East Senior Notes due 2009,

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$0.2 million of the 9.875% Dex Media West Senior Subordinated Notes due 2013 and $0.1 million of the 9% Dex Media, Inc. Senior Discount Notes due 2013 were tendered in the applicable change of control offer and repurchased by us.

As a result of the Dex Media Merger, an adjustment was established to record the acquired debt at fair value on January 31, 2006. This fair value adjustment is amortized as a reduction of interest expense over the remaining term of the respective debt agreements using the effective interest method and does not impact future scheduled interest or principal payments. Amortization of the fair value adjustment included as a reduction of interest expense was $92.1 million (including $62.2 million related to the redemption of Dex Media East’s Senior Notes and Senior Subordinated Notes) and $26.4 million during the years ended December 31, 2007 and 2006, respectively. A total premium of $222.3 million was recorded upon consummation of the Dex Media Merger, of which $103.8 million remains unamortized at December 31, 2007, as shown in the following table. In connection with the redemption of Dex Media East’s Senior Notes and Senior Subordinated Notes, the remaining fair value adjustment related to these debt obligations was fully amortized as of December 31, 2007.

	Initial Fair Value	Unamortized Fair
	Adjustment at	Value Adjustment at
	January 31,	December 31,
	2006	2007

Dex Media, Inc.
8% Senior Notes due 2013	$15,000	$12,097
9% Senior Discount Notes due 2013	17,177	14,596
Dex Media East
Credit Facility	—	—
9.875% Senior Notes due 2009	34,290	—
12.125% Senior Subordinated Notes due 2012	54,600	—
Dex Media West
Credit Facility	—	—
8.5% Senior Notes due 2010	22,138	13,736
5.875% Senior Notes due 2011	76	54
9.875% Senior Subordinated Notes due 2013	79,022	63,333

Total	$222,303	$103,816

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Derivative Financial Instruments

The RHDI Credit Facility, the Dex Media West, and the new Dex Media East credit facilities bear interest at variable rates and, accordingly, our earnings and cash flow are affected by changes in interest rates. The Company has entered into the following interest rate swaps that effectively convert approximately $2.6 billion of the Company’s variable rate debt to fixed rate debt as of December 31, 2007.

Effective Dates	Notional Amount		Pay Rates	Maturity Dates
	(Amounts in millions)

September 7, 2004	200	(3)	3.490% — 3.750%	September 8, 2008 — September 7, 2009
September 15, 2004	200	(3)	3.500% — 3.910%	September 15, 2008 — September 15, 2009
September 17, 2004	100	(2)	3.510% — 3.740%	September 17, 2008 — September 17, 2009
September 23, 2004	100	(2)	3.4335% — 3.438%	September 23, 2008
December 20, 2005	150	(3)	4.74% — 4.752%	June 20, 2008 — December 22, 2008
February 14, 2006	300	(3)	4.925% — 4.9435%	February 14, 2008 — February 14, 2009
February 28, 2006	50	(1)	4.93275%	August 28, 2008
March 10, 2006	150	(2)	5.010%	March 10, 2008
May 25, 2006	300	(3)	5.326%	May 25, 2009 — May 26, 2009
May 26, 2006	200	(2)	5.2725% -5.275%	May 26, 2009
May 31, 2006	100	(2)	5.295% — 5.312%	May 31, 2008 — May 31, 2009
June 12, 2006	150	(2)	5.27% — 5.279%	June 12, 2009
November 26, 2007	600	(4)	4.1852% — 4.604%	November 26, 2010 — November 26, 2012

Total	$2,600

(1)	Consists of one swap.

(2)	Consists of two swaps.

(3)	Consists of three swaps.

(4)	Consists of four swaps.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the possible failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it is not subject to credit risk. The Company minimizes the credit risk in derivative financial instruments by entering into transactions with major financial institutions with credit ratings of AA- or higher.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company’s interest rate swap agreements effectively convert $2.6 billion of variable rate debt to fixed rate debt, mitigating the Company’s exposure to increases in interest rates. Under the terms of the interest rate swap agreements, we receive variable interest based on the three-month LIBOR and pay a

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

weighted average fixed rate of 4.61%. The interest rate swaps mature at varying dates from February 14, 2008 through November 26, 2012. The weighted average rate received on our interest rate swaps was 5.02% during the year ended December 31, 2007. These periodic payments and receipts are recorded as interest expense.

Interest rate swaps with a notional value of $2.6 billion have been designated as cash flow hedges to hedge three-month LIBOR-based interest payments on $2.6 billion of bank debt. As of December 31, 2007, these respective interest rate swaps provided an effective hedge of the three-month LIBOR-based interest payments on $2.6 billion of bank debt.

During May 2006, the Company entered into $1.0 billion notional value of interest rate swaps, which were not designated as cash flow hedges until July 2006. The Company recorded changes in the fair value of these interest rate swaps as a reduction to interest expense of $4.4 million for the year ended December 31, 2006. In addition, certain interest rate swaps acquired as a result of the Dex Media Merger with a notional amount of $425 million were not designated as cash flow hedges. During the years ended December 31, 2007 and 2006, $125 million and $300 million, respectively, of these interest rate swaps were settled, leaving no undesignated swaps at December 31, 2007. For the year ended December 31, 2007 and 2006, the Company recorded additional interest expense of $3.4 million and $3.7 million, respectively, as a result of the change in fair value of the acquired undesignated interest rate swaps.

During the years ended December 31, 2007, 2006 and 2005, the Company reclassified $15.2 million, $22.6 million and $0.6 million of hedging gains into earnings, respectively. As of December 31, 2007, $2.8 million of deferred losses, net of tax, on derivative instruments recorded in accumulated other comprehensive loss are expected to be reclassified into earnings during the next 12 months. Transactions and events are expected to occur over the next 12 months that will necessitate reclassifying these derivative losses to earnings.

7.	Redeemable Preferred Stock, Warrants and Other

We have 10 million shares of Preferred Stock authorized for issuance. In a series of transactions related to the Embarq Acquisition in November 2002 and January 2003, we issued through a private placement 200,604 shares of 8% convertible cumulative preferred stock (“Preferred Stock”) and warrants to purchase 1.65 million shares of our common stock to investment partnerships affiliated with The Goldman Sachs Group, Inc. (the “GS Funds”) for gross proceeds of $200 million. On January 27, 2006, we completed the GS Repurchase (defined below) and as a result, there are no outstanding shares of our Preferred Stock. The aforementioned warrants remained outstanding following the GS Repurchase until November 2, 2006, at which time we repurchased all of the outstanding warrants from the GS Funds.

Prior to the GS Repurchase, the Preferred Stock, and any accrued and unpaid dividends, were convertible by the GS Funds into common stock at any time after issuance at a price of $24.05 per share and earned a cumulative dividend of 8% compounded quarterly. We could not pay cash dividends on the Preferred Stock through September 30, 2005, during which time the dividend accreted. Accrued cash dividends on the Preferred Stock of approximately $2.5 million through January 3, 2006 were included in the purchase price of the GS Repurchase.

The net proceeds received from the issuance of Preferred Stock in January 2003 and November 2002 were allocated to the Preferred Stock, warrants and the beneficial conversion feature (“BCF”) of the Preferred Stock based on their relative fair values. The fair value of the Preferred Stock was estimated using the Dividend Discount Method, which determines the fair value based on the discounted cash flows of the security. The BCF is a function of the conversion price of the Preferred Stock, the fair value of the warrants and the fair market value of the underlying common stock on the date of issuance. The fair value of the warrants

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

($12.18 for January 2003 warrants and $10.43 for November 2002 warrants) was determined based on the Black-Scholes model, with the following assumptions:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	3.0%
Expected holding period	5 years

In connection with each issuance of our Preferred Stock and each subsequent quarterly dividend date through September 30, 2005, a BCF was recorded because the fair value of the underlying common stock at the time of issuance was greater than the conversion price of the Preferred Stock. The BCF has been treated as a deemed dividend because the Preferred Stock was convertible into common stock immediately after issuance. Commencing October 3, 2005, the date of the stock purchase agreement relating to the GS Repurchase, the Preferred Stock was no longer convertible into common stock, and consequently, we no longer recognized any BCF. The Preferred Stock dividend for the year ended December 31, 2005 of $11.7 million consisted of the stated 8% dividend of $10.1 million (including $2.5 million of accrued cash dividends) and a BCF of $1.6 million.

On January 14, 2005, we repurchased 100,303 shares of our outstanding Preferred Stock from the GS Funds for $277.2 million in cash. In order to fund this repurchase, on January 14, 2005, we issued $300 million of Holdco Notes. See Note 5, “Long-Term Debt, Credit Facilities and Notes” for a further discussion of the financing associated with this transaction. In connection with this Preferred Stock repurchase, we recorded an increase to loss available to common shareholders on the consolidated statement of operations of $133.7 million to reflect the loss on the repurchase of these shares for the year ended December 31, 2005. The excess of the cash paid to the GS Funds over the carrying amount of the repurchased Preferred Stock, plus the amount previously recognized for the BCF associated with these shares was recognized as a loss on repurchase. Such amount represents a return to the GS Funds and, therefore was treated in a manner similar to the treatment of the Preferred Stock dividend.

On January 27, 2006, in conjunction with the Dex Media Merger, we repurchased the remaining 100,301 shares of Preferred Stock from the GS Funds for $336.1 million in cash, including accrued cash dividends and interest (the “GS Repurchase”), pursuant to the terms of a Stock Purchase and Support Agreement (the “Stock Purchase Agreement”) dated October 3, 2005. In order to fund the GS Repurchase, we issued $365 million aggregate principal amount at maturity ($332.1 million gross proceeds) of 6.875% Series A-1 Senior Discount Notes due January 15, 2013. See Note 5, “Long-Term Debt, Credit Facilities and Notes” for a further discussion of the financing associated with this transaction.

Based on the terms of the Stock Purchase Agreement, the recorded value of the Preferred Stock was accreted to its redemption value of $334.1 million at December 31, 2005 and $336.1 million at January 27, 2006. The accretion to redemption value of $211.0 million and $2.0 million (which represented accrued dividends and interest) for the years ended December 31, 2005 and 2006, respectively, was recorded as an increase to loss available to common shareholders on the consolidated statements of operations. In conjunction with the GS Repurchase, we also reversed the previously recorded BCF related to these shares and recorded a decrease to loss available to common shareholders on the consolidated statement of operations of approximately $31.2 million for the year ended December 31, 2006.

On November 2, 2006, we repurchased all outstanding warrants to purchase 1.65 million shares of our common stock for an aggregate purchase price of approximately $53.1 million. Exercise prices related to the warrants ranged between $26.28 and $28.62 per share. As a result, the value of these warrants were removed from shareholders’ equity on our consolidated balance sheet at December 31, 2006.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On May 30, 2006, RHD redeemed the outstanding preferred stock purchase rights issued pursuant to the Company’s stockholder rights plan at a redemption price of one cent per right for a total redemption payment of $0.7 million. This payment was recorded as a charge to retained earnings for the year ended December 31, 2006.

On November 9, 2006, certain affiliates of The Carlyle Group and Welsh, Carson, Anderson & Stowe (the “Selling Shareholders”) sold 9,424,360 shares and 9,424,359 shares, respectively, of RHD common stock. The Selling Shareholders were former shareholders of Dex Media that became shareholders of RHD in conjunction with the Dex Media Merger. After this sale, the Selling Shareholders no longer hold any shares of RHD common stock that they acquired in connection with the Dex Media Merger. We did not receive any proceeds from this transaction.

8.	Stock Incentive Plans

For the years ended December 31, 2007 and 2006, the Company recognized $39.0 million and $43.3 million, respectively, of stock-based compensation expense related to stock-based awards granted under our various employee and non-employee stock incentive plans.

Prior to the adoption of SFAS No. 123 (R), the Company presented all tax benefits of deductions resulting from the exercise of stock-based awards as operating cash flows in the consolidated statements of cash flows. SFAS No. 123 (R) requires that these cash flows be classified as financing cash flows. During the years ended December 31, 2007 and 2006, the Company was not able to utilize the tax benefit resulting from stock-based award exercises due to net operating loss carryforwards. As such, neither operating nor financing cash flows were affected by the tax impact of stock-based award exercises for the years ended December 31, 2007 and 2006.

Under SFAS No. 123 (R), the fair value for our stock options and SARs is calculated using the Black-Scholes model at the time these stock-based awards are granted. The amount, net of estimated forfeitures, is then amortized over the vesting period of the stock-based award. The weighted average fair value per share of stock options and SARs granted during the years ended December 31, 2007 and 2006 was $22.47 and $20.08, respectively. The following assumptions were used in valuing these stock-based awards for the years ended December 31, 2007 and 2006, respectively:

	December 31, 2007	December 31, 2006

Dividend yield	0%	0%
Expected volatility	23.5%	28.2%
Risk-free interest rate	4.5%	4.4%
Expected life	5 Years	5 Years

We estimate expected volatility based on the historical volatility of the price of our common stock over the expected life of our stock-based awards. The expected life represents the period of time that stock-based awards granted are expected to be outstanding, which is estimated consistent with the simplified method identified in SAB No. 107. The simplified method calculates the expected life as the average of the vesting and contractual terms of the award. The risk-free interest rate is based on applicable U.S. Treasury yields that approximate the expected life of stock-based awards granted.

The Company grants restricted stock to certain of its employees, including executive officers, and non-employee directors in accordance with the 2005 Plan. Under SFAS No. 123 (R), compensation expense related to these awards is measured at fair value on the date of grant based on the number of shares granted and the quoted market price of the Company’s common stock at such time.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2007, we granted 1.3 million stock options and SARs. The following table presents a summary of the Company’s stock options and SARs activity and related information for the year ended December 31, 2007:

		Weighted Average	Aggregate
		Exercise/Grant	Intrinsic
	Shares	Price Per Share	Value

Awards outstanding, January 1, 2007	5,281,773	$41.98	$29,690
Granted	1,266,795	73.29	—
Business.com stock-based awards converted	196,826	10.01	5,391
Exercises	(718,483)	30.50	(7,991)
Forfeitures	(163,109)	61.93	(369)

Awards outstanding, December 31, 2007	5,863,802	$48.51	$26,721

Available for future grants at December 31, 2007	3,071,419

The total intrinsic value of stock-based awards vested during the years ended December 31, 2007 and 2006 was $1.7 million and $34.4 million, respectively. The total fair value of stock-based awards vested during the years ended December 31, 2007 and 2006 was $19.0 million and $26.4 million, respectively.

The following table summarizes information about stock-based awards outstanding and exercisable at December 31, 2007:

	Stock Awards Outstanding			Stock Awards Exercisable
		Weighted Average			Weighted Average	Weighted Average
Range of		Remaining	Weighted Average		Remaining	Exercise/
Exercise/Grant		Contractual Life	Exercise/Grant		Contractual Life	Grant Price Per
Prices	Shares	(In Years)	Price Per Share	Shares	(In Years)	Share
$0.22 – $5.36	113,929	8.35	$2.33	26,523	8.08	$2.30
$10.78 – $14.75	139,009	5.60	10.78	117,692	5.50	10.78
$15.22 – $19.41	186,960	4.07	16.77	133,640	1.99	16.19
$24.75 – $29.59	1,448,776	2.45	26.02	1,448,776	2.45	26.02
$30.11 – $39.21	82,614	2.19	31.46	82,614	2.19	31.46
$41.10 – $43.85	892,815	3.35	41.26	892,815	3.35	41.26
$46.06 – $55.25	79,397	5.22	51.91	36,304	4.62	51.14
$56.55 – $66.23	1,800,368	4.91	63.81	1,035,123	4.74	63.82
$70.44 – $80.68	1,119,934	6.18	74.36	1,675	6.16	74.31

	5,863,802	4.33	$48.51	3,775,162	3.42	$39.40

The aggregate intrinsic value of exercisable stock-based awards as of December 31, 2007 was $22.2 million.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the status of our non-vested stock awards as of December 31, 2007 and changes during the year ended December 31, 2007:

		Weighted Average
	Non-vested	Grant Date	Non-Vested	Weighted Average
	Stock Options	Exercise Price Per	Restricted	Grant Date Fair
	and SARs	Award	Stock	Value Per Award

Non-vested at January 1, 2007	1,797,668	$45.18	193,083	$61.31
Granted	1,266,795	73.29	18,701	73.39
Non-vested Business.com	196,826	10.01	—	—
Options Converted
Vested	(1,009,540)	52.35	(48,461)	73.11
Forfeitures	(163,109)	61.93	(11,759)	60.77

Non-vested at December 31, 2007	2,088,640	$63.96	151,564	$62.67

As of December 31, 2007, there was $38.2 million of total unrecognized compensation cost related to non-vested stock-based awards. The cost is expected to be recognized over a weighted average period of approximately two years. After applying the Company’s estimated forfeiture rate, we expect 2.0 million non-vested stock-based awards to vest over a weighted average period of approximately two years. The intrinsic value at December 31, 2007 of the non-vested stock-based awards expected to vest is $5.0 million and the corresponding weighted average grant date exercise price is $64.95 per share.

On February 27, 2007, the Company granted 1.1 million SARs to certain employees, including executive officers, in conjunction with its annual grant of stock incentive awards. These SARs, which are settled in our common stock, were granted at a grant price of $74.31 per share, which was equal to the market value of the Company’s common stock on the grant date, and vest ratably over three years. In accordance with SFAS No. 123 (R), we recognized non-cash compensation expense related to these SARs of $11.2 million for the year ended December 31, 2007.

As a result of the Business.com Acquisition, 4.2 million outstanding Business.com equity awards were converted into 0.2 million RHD equity awards on August 23, 2007. For the year ended December 31, 2007, we recognized non-cash compensation expense related to these converted equity awards of $4.0 million.

On December 13, 2006, the Company granted 0.1 million shares of restricted stock to certain executive officers. These restricted shares, which are settled in our common stock, were granted at a grant price of $60.64 per share, which was equal to the market value of the Company’s common stock on the date of grant. The vesting of these restricted shares is contingent upon our common stock equaling or exceeding $65.00 per share for 20 consecutive trading days and continued employment with the Company through the third anniversary of the date of grant. In accordance with SFAS No. 123 (R), we recognized non-cash compensation expense related to these restricted shares of $2.4 million and $0.1 million for the years ended December 31, 2007 and 2006, respectively.

On February 21, 2006, the Company granted 0.1 million shares of restricted stock to certain employees, including executive officers. These restricted shares, which are settled in our common stock, were granted at a grant price of $64.26 per share, which was equal to the market value of the Company’s common stock on the date of grant, and vest ratably over three years. In accordance with SFAS No. 123 (R), we recognized non-cash compensation expense related to these restricted shares of $1.7 million and $2.8 million for the years ended December 31, 2007 and 2006, respectively.

On February 21, 2006, the Company granted 0.6 million SARs to certain employees, not including executive officers, in conjunction with its annual grant of stock incentive awards. These SARs, which are

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

settled in our common stock, were granted at a grant price of $64.26 per share, which was equal to the market value of the Company’s common stock on the grant date, and vest ratably over three years. On February 24, 2005, the Company granted 0.5 million SARs to certain employees, not including executive officers, in conjunction with its annual grant of stock incentive awards. These SARs, which are settled in our common stock, were granted at a grant price of $59.00 per share, which was equal to the market value of the Company’s common stock on the grant date, and vest ratably over three years. On July 28, 2004, the Company granted 0.9 million SARs to certain employees, including executive officers, in connection with the AT&T Directory Acquisition. These SARs, which are settled in our common stock, were granted at a grant price of $41.58 per share, which was equal to the market value of the Company’s common stock on the grant date, and initially were scheduled to vest entirely only after five years. The maximum appreciation of the July 28, 2004 and February 24, 2005 SAR grants is 100% of the initial grant price. We recognized non-cash compensation expense related to these and other smaller SAR grants of $7.2 million, $13.9 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In connection with the Embarq Acquisition, the Company granted 1.5 million options (“Founders Grant”) to certain employees, including executive officers, during 2002. These options were granted in October 2002 at an exercise price of $25.54, which was equal to the market value of the Company’s common stock on the date of grant. However, the award of these options was contingent upon the successful closing of the Embarq Acquisition. Therefore, these options were subject to forfeiture until January 3, 2003, by which time the market value of the Company’s common stock exceeded the exercise price. Accordingly, these options were accounted for as compensatory options under APB No. 25 and resulted in a charge of $1.0 million for the year ended December 31, 2005.

In connection with the Dex Media Merger, the Company granted on October 3, 2005, 1.1 million SARs to certain employees, including executive officers. These SARs were granted at an exercise price of $65.00 (above the then prevailing market price of our common stock) and vest ratably over three years. The award of these SARs was contingent upon the successful completion of the Dex Media Merger and therefore were not identified as awards outstanding as of December 31, 2005. We recognized non-cash compensation expense related to these SARs of $7.0 million and $9.1 million for the years ended December 31, 2007 and 2006, respectively.

At January 31, 2006, stock-based awards outstanding under the existing Dex Media equity compensation plans totaled 4.0 million Dex Media option shares and had a weighted average exercise price of $5.48 per option share. As a result of the Dex Media Merger, all outstanding Dex Media equity awards were converted to RHD equity awards on February 1, 2006. Upon conversion to RHD equity awards, the number of securities to be issued upon exercise of outstanding awards totaled 1.7 million shares of RHD and had a weighted average exercise price of $12.73 per share. At December 31, 2007, the number of RHD shares remaining available for future issuance totaled less than 0.1 million under the Dex Media, Inc. 2004 Incentive Award Plan. For the years ended December 31, 2007 and 2006, non-cash compensation expense related to these converted awards totaled $2.6 million and $4.1 million, respectively.

The Dex Media Merger triggered a change in control under the Company’s stock incentive plans. Accordingly, all awards granted to employees through January 31, 2006, with the exception of stock-based awards held by executive officers and members of the Board of Directors (who waived the change of control provisions of such awards), became fully vested. In addition, the vesting conditions related to the July 28, 2004 SARs grant, noted above, were modified as a result of the Dex Media Merger, and the SARs now vest ratably over three years from the date of grant. For the years ended December 31, 2007 and 2006, $2.3 million and $13.4 million, respectively, of non-cash compensation expense, which is included in the total non-cash compensation expense amounts noted above, was recognized as a result of these modifications. Non-cash stock-based compensation expense relating to existing stock options held by executive officers and members of the Board of Directors as of January 1, 2006, which were not modified as a result of the Dex Media

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Merger, as well as non-cash stock-based compensation expense from smaller grants issued subsequent to the Dex Media Merger not mentioned above, totaled $2.9 million and $13.3 million for the years ended December 31, 2007 and 2006, respectively.

9.	Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by tax rates at which temporary differences are expected to reverse. Deferred tax expense (benefit) is the result of changes in the deferred tax assets and liabilities.

Provision (benefit) for income taxes consisted of:

	2007	2006	2005

Current provision
U.S. Federal	$11,839	$—	$—
State and local	8,526	627	—

Total current provision	20,365	627	—
Deferred provision (benefit)
U.S. Federal	15,712	(112,897)	37,087
State and local	(7,044)	27,745	6,089

Total deferred provision (benefit)	8,668	(85,152)	43,176

Provision (benefit) for income taxes	$29,033	$(84,525)	$43,176

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate, which has been applied to the Company’s income (loss) before income taxes.

	2007	2006	2005

Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	(9.1)	(8.8)	3.6
Non-deductible expense	0.9	0.4	0.4
Change in valuation allowance	10.2	(0.1)	—
Other	1.3	(0.3)	—

Effective tax rate	38.3%	26.2%	39.0%

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain prior period amounts included in the following table have been reclassified to conform to the current period’s presentation. Deferred tax assets and liabilities consisted of the following at December 31, 2007 and 2006:

	2007	2006

Deferred tax assets
Allowance for doubtful accounts	$15,103	$23,467
Deferred and other compensation	37,120	14,079
Deferred directory revenue and costs	22,270	—
Deferred financing costs	25,836	45,585
Capital investments	6,208	5,978
Debt and other interest	49,503	67,992
Pension and other retirement benefits	27,782	40,977
Restructuring reserves	1,586	896
Net operating loss and credit carryforwards	250,276	280,106
Other	10,980	1,320

Total deferred tax assets	446,664	480,400
Valuation allowance	(13,726)	(5,978)

Net deferred tax assets	432,938	474,422

Deferred tax liabilities
Deferred directory revenue and costs	—	101,465
Fixed assets and capitalized software	34,751	12,798
Purchased goodwill and intangible assets	2,638,668	2,535,702
Other	144	3,441

Total deferred tax liabilities	2,673,563	2,653,406

Net deferred tax liability	$2,240,625	$2,178,984

The 2007 provision for income taxes of $29.0 million is comprised of a federal tax provision of $27.5 million, resulting from a current tax provision of $11.8 million relating to an Internal Revenue Service (“IRS”) settlement and a deferred tax provision of $15.7 million resulting from a current year taxable loss. The 2007 state tax provision of $1.5 million results from a current tax provision of $8.5 million relating to taxes due in states where subsidiaries of the Company file separate company returns, offset by a deferred state tax benefit of $7.0 million relating to the apportioned taxable income or loss among various states. A federal net operating loss for income tax purposes of approximately $303.3 million was generated in 2007 primarily as a result of tax amortization expense recorded with respect to the intangible assets acquired in the Dex Media Merger, AT&T Directory Acquisition, Embarq Acquisition and Business.com Acquisition. The acquired intangible assets resulted in a deferred tax liability of $2.6 billion at December 31, 2007.

At December 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $618.3 million (net of carryback) and $801.3 million, respectively, which will begin to expire in 2026 and 2008, respectively. These amounts include consideration of net operating losses expected to expire unused due to the Internal Revenue Code Section 382 limitation for ownership changes related to Business.com that occurred prior to the Business.com Acquisition. A portion of the benefits from the net operating loss carryforwards will be reflected in additional paid-in capital as a portion of these net operating loss carryforwards are generated by deductions related to the exercise of stock awards. The 2007 and 2006 deduction for stock awards was $30.8 million and $83.4 million, respectively. Included in the $30.8 million deduction for stock awards in 2007 is a suspended $8.6 million windfall tax benefit as required by

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 123 (R). This benefit will be recognized for financial reporting purposes when the net operating loss is utilized.

In assessing the realizability of our deferred tax assets, we have considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. In making this determination, under the applicable financial reporting standards, we are allowed to consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. The Company believes that it is more likely than not that some of the deferred tax assets associated with capital investments will not be realized, contributing to a valuation allowance of $6.2 million at December 31, 2007. Additionally, we believe it is more likely than not that state net operating losses in various states will not be used before expiration, resulting in a valuation allowance of $7.5 million, for a total valuation allowance of $13.7 million at December 31, 2007.

The 2006 income tax benefit of $84.5 million is comprised of a federal deferred tax benefit of $112.9 million resulting from the period’s taxable loss, offset by a state tax provision of $28.4 million. The 2006 state tax provision of $28.4 million primarily resulted from the modification of apportioned taxable income or loss among various states. A net operating loss for tax purposes of approximately $216.3 million was generated in 2006 primarily as a result of tax amortization expense recorded with respect to the intangible assets acquired in the Dex Media Merger, AT&T Directory Acquisition and Embarq Acquisition. The acquired intangible assets resulted in a deferred tax liability of $2.2 billion.

The 2005 provision for income taxes of $43.2 million is comprised of a deferred tax provision due to the taxable loss generated during that period. The 2005 deferred tax provision resulted in an effective tax rate of 39.0% and net operating losses of approximately $168.6 million related to tax deductions and amortization expense recorded for tax purposes compared to book purposes with respect to the intangible assets acquired in the Embarq Acquisition and the AT&T Directory Acquisition. The 2005 effective tax rate reflects a decrease in the state and local tax rate due to integration of the Embarq Acquisition and the AT&T Directory Acquisition.

As noted in further detail below, in July 2007, we effectively settled all issues under consideration with the IRS related to its audit for taxable years 2003 and 2004. Therefore, tax years 2005 and 2006 are still subject to examination by the IRS. Certain state tax returns are under examination by various regulatory authorities. We continuously review issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of our reserves. We believe that our accrued tax liabilities under FIN No. 48 are adequate to cover uncertain tax positions related to U.S. federal and state income taxes.

Adoption of FIN No. 48

As a result of implementing FIN No. 48, we recognized an increase of $160.1 million in the liability for unrecognized tax benefits as of January 1, 2007. The increase in the liability included a reduction in deferred tax liabilities of $165.2 million and a decrease in accumulated deficit of $5.1 million.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Balance at January 1, 2007	$171,476
Gross additions based on tax positions related to the current year	1,695
Gross additions for tax positions of prior years	6,673
Gross reductions based on tax positions related to the current year	(581)
Gross reductions for tax positions of prior years	(1,125)
Settlements	(168,150)

Balance at December 31, 2007	$9,988

Included in the balance of unrecognized benefits at December 31, 2007 and January 1, 2007 are $9.4 million and $5.6 million, respectively, of tax benefits that, if recognized, would favorably affect the effective tax rate.

Our policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, the Company recognized approximately $1.5 million in interest and penalties. As of December 31, 2007 and January 1, 2007, we have accrued $5.9 million and $3.8 million, respectively, related to interest and have accrued $0.8 million for tax penalties as of December 31, 2007. No amounts were accrued for tax penalties as of January 1, 2007.

In July 2007, we effectively settled all issues under consideration with the IRS related to its audit for taxable years 2003 and 2004. As a result of the settlement, the unrecognized tax benefits associated with our uncertain Federal tax positions decreased by $167.0 million during the year ended December 31, 2007. As a result of the IRS settlement, we recognized additional interest expense of $1.6 million and $1.2 million related to the taxable years 2004 and 2005, respectively. The recognition of this interest expense within our tax provision (net of tax benefit) has increased our effective tax rate for the year ended December 31, 2007. The unrecognized tax benefits impacted by the IRS audit primarily related to items for which the ultimate deductibility was highly certain but for which there was uncertainty regarding the timing of such deductibility.

It is reasonably possible that the amount of unrecognized tax benefits could decrease within the next twelve months. We are currently under audit in New York State and New York City for taxable years 2000 through 2003 and North Carolina for taxable years 2003 through 2006. During the year ended December 31, 2007, we recorded an increase in the liability for unrecognized tax benefits of $14.0 million. If the New York State, New York City or North Carolina audits are resolved within the next twelve months, the total amount of unrecognized tax benefits could decrease by approximately $14.0 million. The unrecognized tax benefits related to the New York State, New York City and North Carolina audits relate to apportionment and allocation of income among our various legal entities.

As noted above, in July 2007, we effectively settled the IRS’s federal tax audit for the taxable years 2003 and 2004. Therefore, tax years 2005 and 2006 are still subject to examination by the IRS. In addition, certain state tax returns are under examination by various regulatory authorities, including New York and North Carolina. Our state tax return years are open to examination for an average of three years. However, certain jurisdictions remain open to examination longer than three years due to the existence of net operating loss carryforwards and statutory waivers.

10.	Benefit Plans

As a result of the Dex Media Merger, we acquired Dex Media’s pension plan, defined contribution plan and postretirement plan. As a result of the Business.com Acquisition, we acquired Business.com’s defined contribution plan. Effective January 1, 2007, the DonTech Retirement Plan was merged with and into the RHD Retirement Plan (defined below). We now have two defined benefit pension plans (the RHD Retirement Plan and the Dex Media Pension Plan), three defined contribution plans (the RHD 401(k) Savings Plan, the Dex

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Media Employee Savings Plan and the Business.com, Inc. 401(k) Plan) and a postretirement plan (the RHD Group Benefit Plan), which became effective on January 1, 2007.

RHD Pension Plan.  The RHD cash balance defined benefit pension plan (“RHD Retirement Plan”) covers substantially all legacy RHD employees with at least one year of service. The benefits to be paid to employees are based on age, years of service and a percentage of total annual compensation. The percentage of compensation allocated to a retirement account ranges from 3.0% to 12.5% depending on age and years of service (“cash balance benefit”). Benefits for certain employees who were participants in the predecessor The Dun & Bradstreet Corporation (“D&B”) defined benefit pension plan are also determined based on the participant’s average compensation and years of service (“final average pay benefit”) and benefits to be paid will equal the greater of the final average pay benefit or the cash balance benefit. Annual pension costs are determined using the projected unit credit actuarial cost method. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. We were required to make contributions of $3.6 million to the RHD Retirement Plan during 2007. We were not required to make any contributions to our pension plans during 2006 or 2005. The underlying pension plan assets are invested in diversified portfolios consisting primarily of equity and debt securities. A measurement date of December 31 is used for all of our plan assets.

We also have an unfunded non-qualified defined benefit pension plan, the Pension Benefit Equalization Plan (“PBEP”), which covers senior executives and certain key employees. Benefits are based on years of service and compensation (including compensation not permitted to be taken into account under the previously mentioned defined benefit pension plan).

Dex Media Pension Plan.  We have a noncontributory defined benefit pension plan covering substantially all management and occupational (union) employees within Dex Media. Annual pension costs are determined using the projected unit credit actuarial cost method. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. We were required to make contributions of $12.8 million to the Dex Media Pension Plan during 2007. No contributions were required or made to the plan during 2006. The underlying pension plan assets are invested in diversified portfolios consisting primarily of equity and debt securities. A measurement date of December 31 is used for all of our plan assets.

RHD, Dex Media and Business.com Savings Plans.  Under the RHD plan, we contribute 50% for each dollar contributed by a participating employee, up to a maximum of 6% of each participating employee’s salary (including bonus and commissions). Contributions under this plan were $2.5 million, $3.0 million and $2.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. For management employees under the Dex Media plan, we contribute 100% of the first 4% of each participating employee’s salary and 50% of the next 2%. For management employees, the match is limited to 5% of each participating employee’s eligible earnings. For occupational employees under the Dex Media plan, we contribute 81% of the first 6% of each participating employee’s salary not to exceed 4.86% of eligible earnings for any one pay period. Matching contributions are limited to $4,860 per occupational employee annually. Contributions under the Dex Media plan were $5.7 million and $5.3 million for the year ended December 31, 2007 and eleven months ended December 31, 2006, respectively. Under the Business.com plan, the Company may make matching contributions at the discretion of the Board of Directors. The Company did not make any contributions to the plan subsequent to the Business.com Acquisition.

Postretirement Benefits.  Our unfunded postretirement benefit plan provides certain healthcare and life insurance benefits to certain full-time employees who reach retirement eligibility while working for their respective companies.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Benefit Obligation and Funded Status

Information presented below for 2006 includes combined amounts for the legacy RHD benefit plans for the twelve months ended December 31, 2006 and the acquired Dex Media plans for the eleven months ended December 31, 2006. A summary of the funded status of the benefit plans at December 31, 2007 and 2006 is as follows:

	Pension Plans		Postretirement Plans
	2007	2006	2007	2006

Change in benefit obligation
Benefit obligation, beginning of year	$315,104	$125,759	$91,721	$23,227
Dex Media benefit obligation, as of February 1, 2006	—	208,408	—	69,309
Service cost	14,209	13,281	2,005	2,668
Interest cost	17,741	16,717	5,325	4,642
Plan participant contributions	—	—	420	337
Amendments	555	387	—	(66)
Actuarial (gain)/loss	(21,284)	(12,814)	1,107	(4,512)
Benefits paid	(6,813)	(6,654)	(4,679)	(3,884)
Plan settlement	(18,820)	(29,980)	—	—

Benefit obligation, end of year	$300,692	$315,104	$95,899	$91,721

Change in plan assets
Fair value of plan assets, beginning of year	$239,064	$100,783	$—	$—
Dex Media fair value of plan assets, as of February 1, 2006	—	158,555	—	—
Return on plan assets	13,011	16,220	—	—
Employer contributions	16,455	140	4,259	3,547
Plan participant contributions	—	—	420	337
Benefits paid	(6,813)	(6,654)	(4,679)	(3,884)
Plan settlement	(18,820)	(29,980)	—	—

Fair value of plan assets, end of year	$242,897	$239,064	$—	$—

Funded status at end of year	$(57,795)	$(76,040)	$(95,899)	$(91,721)

As a result of the Dex Media Merger, we recorded a liability associated with Dex Media’s pension and postretirement plans at fair value as of January 31, 2006 of $119.4 million. Net amounts recognized in the consolidated balance sheets at December 31, 2007 and 2006 were as follows:

	Pension Plans		Postretirement Plans
	2007	2006	2007	2006

Current liabilities	$(417)	$(200)	$(6,835)	$(5,525)
Non-current liabilities	(57,378)	(75,840)	(89,064)	(86,196)

Net amount recognized	$(57,795)	$(76,040)	$(95,899)	$(91,721)

The accumulated benefit obligation for all defined benefit pension plans was $271.0 million and $289.2 million at December 31, 2007 and 2006, respectively.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The projected benefit obligation and accumulated benefit obligation for the unfunded PBEP at December 31, 2007 and 2006 was as follows:

	2007	2006

Projected benefit obligation	$6,233	$5,287
Accumulated benefit obligation	$4,063	$3,323

Components of Net Periodic Benefit Expense

The net periodic benefit expense of the pension plans for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005

Service cost	$14,209	$13,281	$5,050
Interest cost	17,741	16,717	6,406
Expected return on plan assets	(19,314)	(19,203)	(8,363)
Amortization of unrecognized prior service cost	152	130	133
Settlement gain	(1,543)	(982)	—
Other adjustment	(6)	—	—
Amortization of unrecognized net loss	1,586	2,062	1,326

Net periodic benefit expense	$12,825	$12,005	$4,552

The net periodic benefit expense of the postretirement plans for the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005

Service cost	$2,005	$2,668	$685
Interest cost	5,325	4,642	1,195
Other adjustment	(6)	—	—
Amortization of unrecognized prior service cost	856	219	814
Amortization of unrecognized net loss	63	813	175

Net periodic benefit expense	$8,243	$8,342	$2,869

Adoption of SFAS No. 158

Upon the initial implementation of SFAS No. 158 at December 31, 2006, we recorded all previously unrecognized prior service costs and actuarial gains and losses as a component of accumulated other comprehensive loss. The following table presents the incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006:

	Before		After
	Application	SFAS No. 158	Application
	of SFAS No. 158	Adjustment	of SFAS No. 158

Liability for pension and postretirement benefits	$(155,380)	$(12,381)	$(167,761)
Deferred income taxes	—	(5,145)	—
Accumulated other comprehensive loss, net of tax	$(9,871)	$(8,611)	$(18,482)

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the amount of previously unrecognized actuarial gains and losses and prior service cost, both currently in accumulated other comprehensive loss, expected to be recognized as net periodic benefit expense in 2008:

	Pension	Postretirement
	Plans	Plans

Previously unrecognized actuarial loss expected to be recognized in 2008	$828	$36
Previously unrecognized prior service cost expected to be recognized in 2008	$196	$666

Amounts recognized in accumulated other comprehensive loss at December 31, 2007 and 2006 consist of:

	Pension Plans		Postretirement Plans
	2007	2006	2007	2006

Net actuarial loss (gain)	$10,907	$25,924	$694	$(355)
Prior service cost	$1,753	$1,350	$2,039	$2,894

Assumptions

The following assumptions were used in determining the benefit obligations for the pension plans and postretirement plans:

	2007	2006

Weighted average discount rate	6.48%	5.90%
Rate of increase in future compensation	3.66%	3.66%

The discount rate reflects the current rate at which the pension and postretirement obligations could effectively be settled at the end of the year. During 2007 and 2006, we utilized the Citigroup Pension Liability Index (the “Index”) as the appropriate discount rate for our defined benefit pension plans. This Index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate. In 2005, the discount rate was determined using a methodology that discounts the projected plan cash flows to the measurement date using the spot rates provided in the Citigroup Pension Discount Curve. A single discount rate was then computed so that the present value of the benefit cash flows using this single rate equaled the present value computed using the Citigroup Pension Discount Curve.

The following assumptions were used in determining the net periodic benefit expense for the RHD pension plans:

	2007	2006	2005

Weighted average discount rate	5.90%	5.50%	5.75%
Rate of increase in future compensation	3.66%	3.66%	3.66%
Expected return on plan assets	8.25%	8.25%	8.25%

The following assumptions were used in determining the net periodic benefit expense for the Dex Media pension plan:

		July 1, 2006	February 1, 2006
		through	through
	2007	December 31, 2006	June 30, 2006

Weighted average discount rate	5.90%	6.25%	5.50%
Rate of increase in future compensation	3.66%	3.66%	3.66%
Expected return on plan assets	8.50%	9.00%	9.00%

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 1, 2007 and July 1, 2006 and thereafter, settlements of Dex Media’s pension plan occurred as defined by SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits”. At that time, lump sum payments to participants exceeded the sum of the service cost plus interest cost component of the net periodic benefit costs for the year. These settlements resulted in the recognition of actuarial gains of $1.5 million and $1.0 million for the years ended December 31, 2007 and 2006, respectively. Pension expense in 2006 was recomputed based on assumptions as of the July 1, 2006 settlement date, resulting in an increase in the discount rate from 5.50% to 6.25% based on the Index.

The weighted average discount rate used to determine the net periodic expense for the RHD postretirement plan was 5.90%, 5.50% and 5.75% for 2007, 2006 and 2005, respectively. The weighted average discount rate used to determine net periodic expense for the Dex Media postretirement plan was 5.90% and 5.50% for 2007 and 2006, respectively.

The following table reflects assumed healthcare cost trend rates used in determining the net periodic benefit expense for our postretirement plans:

	2007	2006

Healthcare cost trend rate assumed for next year
Under 65	9.0%	10.0%
65 and older	11.0%	12.0%
Rate to which the cost trend rate is assumed to decline
Under 65	5.0%	5.0%
65 and older	5.0%	5.0%
Year ultimate trend rate is reached	2013	2013

The following table reflects assumed healthcare cost trend rates used in determining the benefit obligations for our postretirement plans:

	2007	2006

Healthcare cost trend rates assumed for next year
Under 65	10.4%-11.0%	10.0%
65 and older	11.4%-13.0%	12.0%
Rate to which the cost trend rate is assumed to decline
Under 65	5.0%	5.0%
65 and older	5.0%	5.0%
Years ultimate trend rates are reached	2014-2016	2013

Assumed healthcare cost trend rates have a significant effect on the amounts reported for postretirement benefit plans. A one-percent change in the assumed healthcare cost trend rate would have had the following effects at December 31, 2007:

	One Percent Change
	Increase	Decrease

Effect on the aggregate of the service and interest cost components of net periodic postretirement benefit cost (Consolidated Statement of Operations)	$446	$(373)
Effect on accumulated postretirement benefit obligation (Consolidated Balance Sheet)	$4,769	$(4,078)

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan Assets

The pension plan weighted-average asset allocation at December 31, 2007, by asset category, is as follows:

	RHD Plan		Dex Media Plan
	Plan Assets at	Asset	Plan Assets at	Asset
	December 31,	Allocation	December 31,	Allocation
	2007	Target	2007	Target

Equity securities	64%	65%	64%	65%
Debt securities	36%	35%	36%	35%

Total	100%	100%	100%	100%

The pension plan weighted-average asset allocation at December 31, 2006, by asset category, is as follows:

	RHD Plans		Dex Media Plan
	Plan Assets at	Asset	Plan Assets at	Asset
	December 31,	Allocation	December 31,	Allocation
	2006	Target	2006	Target

Equity securities	67%	65%	66%	65%
Debt securities	33%	35%	34%	35%

Total	100%	100%	100%	100%

The plans’ assets are invested in accordance with investment practices that emphasize long-term investment fundamentals. The plans’ investment objective is to achieve a positive rate of return over the long-term from capital appreciation and a growing stream of current income that would significantly contribute to meeting the plans’ current and future obligations. These objectives can be obtained through a well-diversified portfolio structure in a manner consistent with each plan’s investment policy statement.

The plans’ assets are invested in marketable equity and fixed income securities managed by professional investment managers. Plan assets are invested using a combination of active and passive (indexed) investment strategies. The plans’ assets are to be broadly diversified by asset class, investment style, number of issues, issue type and other factors consistent with the investment objectives outlined in each plan’s investment policy statement. The plans’ assets are to be invested with prudent levels of risk and with the expectation that long-term returns will maintain and contribute to increasing purchasing power of the plans’ assets, net of all disbursements, over the long-term.

The plans’ assets in separately managed accounts may not be used for the following purposes: short sales, purchases of letter stock, private placements, leveraged transactions, commodities transactions, option strategies, purchases of Real Estate Investment Trusts, investments in some limited partnerships, investments by the managers in their own securities, their affiliates or subsidiaries, investment in futures, use of margin or investments in any derivative not explicitly permitted in each plan’s investment policy statement.

For 2007, 2006 and 2005, we used a rate of 8.25% as the expected long-term rate of return assumption on the plan assets for the RHD pension plans. The basis used for determining this rate was the long-term capital market return forecasts for an asset mix similar to the plans’ asset allocation target of 65% equity securities and 35% debt securities. For 2007 and 2006, we used a rate of 8.50% and 9.00%, respectively, as the expected long-term rate of return assumption on the plan assets for the Dex Media pension plan. The basis used for determining these rates also included an opportunity for active management of the assets to add value over the long term. The active management expectation was supported by calculating historical returns for the seven investment managers who actively manage the Dex Media plan’s assets. The decrease in the rate for

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007 was a result of increasing the debt securities portion of the asset mix held by the Dex Media pension plan.

Although we review our expected long-term rate of return assumption annually, our performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

Estimated Future Benefit Payments

The pension plans benefits and postretirement plans benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows:

			Medicare
	Pension	Postretirement	Part D
	Plans	Plans	Subsidy

2008	$25,208	$6,835	$68
2009	25,288	7,407	90
2010	26,006	8,068	111
2011	25,839	8,598	136
2012	25,914	8,930	164
Years 2013-2017	141,564	46,186	1,173

We expect to make contributions of approximately $15.8 million and $6.8 million to our pension plans and postretirement plan, respectively, in 2008.

Additional Information and Subsequent Events

On August 17, 2006, the Pension Protection Act of 2006 (the “Act”) was signed into law. In general, the Act requires that all single-employer defined benefit plans be fully funded within a seven year period, beginning in 2008. Some provisions of the Act were effective January 1, 2006, however, most of the new provisions are effective January 1, 2008. The Act replaces the prior rules for funding with a new standard that is based on the plan’s funded status. Funding must be determined using specified interest rates and a specified mortality assumption. At this time, we do not expect the adoption of the new requirements to have a material impact on the plans’ liabilities. However, the funding requirements under the Act will be greater than under the previous rules.

Effective January 1, 2008, the DonTech PBEP was merged with and into the RHD PBEP and was amended. The merger of these plans streamlines RHD’s administrative processes.

11.	Commitments

We lease office facilities and equipment under operating leases with non-cancelable lease terms expiring at various dates through 2017. Rent and lease expense for 2007, 2006 and 2005 was $26.4 million,

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$25.3 million and $10.0 million, respectively. The future non-cancelable minimum rental payments applicable to operating leases at December 31, 2007 are:

2008	$25,977
2009	26,833
2010	23,617
2011	21,017
2012	17,160
Thereafter	74,546

Total	$189,150

In connection with the AT&T Directory Acquisition, we entered into an Internet Yellow Pages reseller agreement whereby we are obligated to pay AT&T $7.2 million over the years 2008 and 2009. In connection with our software system modernization and on-going support services related to the Amdocs software system, we are obligated to pay Amdocs $128.2 million over the years 2008 through 2012. In conjunction with the Dex Media Merger, we are obligated to pay Qwest approximately $8.3 million over the years 2008 and 2009 for certain information technology, communications and billing and collection services. We have entered into agreements with Yahoo!, whereby Yahoo! will serve and maintain our local search listings for placement on its web-based electronic local information directory and electronic mapping products. We are obligated to pay Yahoo! up to $18.8 million over the years 2008 through 2010.

12.	Legal Proceedings

We are involved in various legal proceedings arising in the ordinary course of our business, as well as certain litigation and tax matters. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions in their advertising or improper listings, in each case, contained in directories published by us.

We are also exposed to potential defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using advertiser and telephone subscriber data. If such data were determined to be inaccurate or if data stored by us were improperly accessed and disseminated by us or by unauthorized persons, the subjects of our data and users of the data we collect and publish could submit claims against the Company. Although to date we have not experienced any material claims relating to defamation or breach of privacy, we may be party to such proceedings in the future that could have a material adverse effect on our business.

We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available to us. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we record a liability in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending or threatened legal proceedings will not have a material adverse effect on our results of operations, cash flows or financial position. No material amounts have been accrued in our consolidated financial statements with respect to any of such matters.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Business Segments

Management reviews and analyzes its business of providing local commercial search products and solutions, including publishing yellow pages directories, as one operating segment.

14.	R.H. Donnelley Corporation (“Parent Company”) Financial Statements

The following condensed Parent Company financial statements should be read in conjunction with the consolidated financial statements of RHD.

In general, substantially all of the net assets of the Company and its subsidiaries are restricted from being paid as dividends to any third party, and our subsidiaries are restricted from paying dividends, loans or advances to us with very limited exceptions, under the terms of our credit facilities. See Note 5, “Long-Term Debt, Credit Facilities and Notes,” for a further description of our debt instruments.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.H. Donnelley Corporation

Condensed Parent Company Balance Sheets

	December 31,
	2007	2006

Assets
Cash and cash equivalents	$18,900	$122,565
Intercompany, net	279,244	—
Prepaid and other current assets	8,948	9,485

Total current assets	307,092	132,050
Investment in subsidiaries	5,231,597	4,507,776
Fixed assets and computer software, net	10,462	7,258
Other non-current assets	91,506	148,066
Intercompany note receivable	300,000	—

Total assets	$5,940,657	$4,795,150

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$14,032	$8,483
Accrued interest	123,882	90,971

Total current liabilities	137,914	99,454
Intercompany, net	—	413,098
Long-term debt	3,962,871	2,451,873
Deferred income taxes, net	5,161	—
Other long-term liabilities	11,975	9,969
Shareholders’ equity	1,822,736	1,820,756

Total liabilities and shareholders’ equity	$5,940,657	$4,795,150

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.H. Donnelley Corporation

Condensed Parent Company Statements of Operations

	For the Years Ended December 31,
	2007	2006	2005

Expenses	$19,678	$1,641	$38
Partnership and equity income (loss)	338,606	(125,677)	131,381

Operating income (loss)	318,928	(127,318)	131,343
Interest expense, net	(244,854)	(194,911)	(20,634)
Other income	1,818	—	—

Income (loss) before income taxes	75,892	(322,229)	110,709
Provision (benefit) for income taxes	29,033	(84,525)	43,176

Net income (loss)	46,859	(237,704)	67,533
Preferred dividend	—	1,974	11,708
(Gain) loss on repurchase of redeemable convertible preferred stock	—	(31,195)	133,681
Accretion of redeemable convertible preferred stock to redemption value	—	—	211,020

Income (loss) available to common shareholders	$46,859	$(208,483)	$(288,876)

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.H. Donnelley Corporation

Condensed Parent Company Statements of Cash Flows

	For the Years Ended December 31,
	2007	2006	2005

Cash flow from operating activities	$(220,262)	$37,777	$(11,219)
Cash flow from investing activities:
Additions to fixed assets and computer software	(4,095)	(6,389)	—
Acquisitions, net of cash received	(336,925)	(1,768,626)	(6,450)

Net cash used in investing activities	(341,020)	(1,775,015)	(6,450)
Cash flow from financing activities:
Proceeds from issuance of debt, net of costs	1,468,648	2,079,005	293,439
Borrowings under credit facility	328,000	—	—
Credit facility repayments	(328,000)	—	—
Repurchase of redeemable convertible preferred stock and redemption of purchase rights	—	(336,819)	(277,197)
(Decrease) increase in checks not yet presented for payment	(408)	505	—
Proceeds from employee stock option exercises	13,412	31,665	7,383
Proceeds from the issuance of common stock	9,000	—	—
Repurchase of common stock	(89,578)	—	—
Repurchase of warrants	—	(53,128)	—
Intercompany investments	(907,735)	—	—
Intercompany debt	(300,000)	—	(5,126)
Dividends from subsidiaries	264,278	137,745	—

Net cash provided by financing activities	457,617	1,858,973	18,499

Change in cash	(103,665)	121,735	830
Cash at beginning of year	122,565	830	—

Cash at end of year	$18,900	$122,565	$830

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Valuation and Qualifying Accounts

Certain prior period amounts have been reclassified to conform to the current period’s presentation.

		Net Addition
		to Allowances
		from
		Business.com	Net Additions
	Balance at	Acquisition	Charged to	Write-offs	Balance at
	Beginning of	and Dex	Revenue and	and Other	End of
	Period	Media Merger	Expense	Deductions	Period

Allowance for Doubtful Accounts and Sales Claims
For the year ended December 31, 2007	$42,952	449	135,726	(136,310)	$42,817
For the year ended December 31, 2006	$27,328	57,353	116,330	(158,059)	$42,952
For the year ended December 31, 2005	$33,093	—	54,921	(60,686)	$27,328
Deferred Tax Asset Valuation Allowance
For the year ended December 31, 2007	$5,978	—	7,748	—	$13,726
For the year ended December 31, 2006	$6,148	—	—	(170)	$5,978
For the year ended December 31, 2005	$6,148	—	—	—	$6,148

16.	Quarterly Information (unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31

2007
Net revenue(1)	$661,296	$667,028	$671,195	$680,780
Operating income	227,978	239,163	237,470	200,355
Net income (loss)	15,951	24,923	18,125	$(12,140)
Basic earnings (loss) per share	$0.23	$0.35	$0.25	$(0.17)
Diluted earnings (loss) per share	$0.22	$0.34	$0.25	$(0.17)

	Three Months Ended
	March 31	June 30	September 30	December 31

2006
Net revenue(1)(2)	$320,680	$432,925	$525,938	$619,754
Operating income(3)	38,067	73,395	144,587	186,777
Net loss	(71,718)	(79,827)	(35,385)	(50,774)
Preferred dividend(4)	1,974	—	—	—
Gain on repurchase of preferred stock(4)	(31,195)	—	—	—
Loss available to common shareholders	(42,497)	(79,827)	(35,385)	(50,774)
Basic and diluted loss per share	$(0.76)	$(1.15)	$(0.51)	$(0.72)

(1)	Adjustments for customer claims have been reclassified to net revenue during 2007 and 2006. See Note 1, “Business and Presentation,” for additional information regarding this reclassification.

(2)	Revenue from the sale of advertising is recognized under the deferral and amortization method, whereby revenue from advertising sales is initially deferred when a directory is published and recognized ratably over the life of the directory. Due to purchase accounting rules, we were not able to recognize any revenue from directories published by the Dex Media Business or the AT&T Directory Business prior to each acquisition or for any directories published in the months the acquisitions were completed.

R.H. DONNELLEY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Concluded)

(3)	Similar to the deferral and amortization method of revenue recognition, certain costs directly related to the selling and production of directories are initially deferred and recognized ratably over the life of the directory. Due to purchase accounting rules, we were not able to recognize any expenses from directories published by the Dex Media Business or the AT&T Directory Business prior to each acquisition or for any directories published in the months the acquisitions were completed.

(4)	On January 27, 2006, we repurchased the remaining 100,301 shares of our outstanding Preferred Stock from the GS Funds for $336.1 million in cash, including accrued cash dividends and interest pursuant to the terms of the Stock Purchase Agreement. Based on the terms of the Stock Purchase Agreement, the repurchase of the Preferred Stock became a probable event on October 3, 2005, requiring the recorded value of the Preferred Stock to be accreted to its redemption value of $334.1 million at December 31, 2005, and as a result of the GS Repurchase, $336.1 million at January 27, 2006. The accretion to redemption value of $2.0 million (which represented accrued dividends and interest) for the quarter ended March 31, 2006 has been recorded as an increase to loss available to common shareholders on the consolidated statement of operations. In conjunction with the GS Repurchase, we also reversed the previously recorded BCF related to these shares and recorded a decrease to loss available to common shareholders on the consolidated statement of operations of approximately $31.2 million for the quarter ended March 31, 2006.

R.H. Donnelley Corporation and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	March 31,	December 31,
	2008	2007
	(In thousands, except share data)

ASSETS
Current Assets
Cash and cash equivalents	$29,901	$46,076
Accounts receivable
Billed	249,981	258,839
Unbilled	892,500	847,446
Allowance for doubtful accounts and sales claims	(43,129)	(42,817)

Net accounts receivable	1,099,352	1,063,468
Deferred directory costs	193,674	183,687
Short-term deferred income taxes, net	60,989	47,759
Prepaid expenses and other current assets	88,452	126,201

Total current assets	1,472,368	1,467,191
Fixed assets and computer software, net	182,251	187,680
Other non-current assets	137,514	139,406
Intangible assets, net	11,066,523	11,170,482
Goodwill	660,239	3,124,334

Total Assets	$13,518,895	$16,089,093

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$217,451	$230,693
Accrued interest	156,900	198,828
Deferred directory revenues	1,198,459	1,172,035
Current portion of long-term debt	186,343	177,175

Total current liabilities	1,759,153	1,778,731
Long-term debt	9,894,503	9,998,474
Deferred income taxes, net	1,471,905	2,288,384
Other non-current liabilities	210,330	200,768

Total liabilities	13,335,891	14,266,357
Commitments and contingencies
Shareholders’ Equity
Common stock, par value $1 per share, authorized — 400,000,000 shares; issued — 88,169,275 shares at March 31, 2008 and December 31, 2007; outstanding — 68,788,331 shares and 68,758,026 shares at March 31, 2008 and December 31, 2007, respectively	88,169	88,169
Additional paid-in capital	2,412,878	2,402,181
Accumulated deficit	(2,008,651)	(385,540)
Treasury stock, at cost, 19,380,944 shares at March 31, 2008 and 19,411,249 shares at December 31, 2007	(256,296)	(256,334)
Accumulated other comprehensive loss	(53,096)	(25,740)

Total shareholders’ equity	183,004	1,822,736

Total Liabilities and Shareholders’ Equity	$13,518,895	$16,089,093

The accompanying notes are an integral part of the condensed consolidated financial statements.

R.H. Donnelley Corporation and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited)

	Three Months Ended
	March 31,
	2008	2007
	(In thousands, except per share data)

Net revenues	$674,654	$661,296
Expenses
Production, publication and distribution expenses (exclusive of depreciation and amortization shown separately below)	109,177	114,621
Selling and support expenses	186,316	178,236
General and administrative expenses	34,889	37,431
Depreciation and amortization	118,263	103,030
Goodwill impairment	2,463,615	—

Total expenses	2,912,260	433,318
Operating (loss) income	(2,237,606)	227,978
Interest expense, net	(195,874)	(201,615)

(Loss) income before income taxes	(2,433,480)	26,363
Benefit (provision) for income taxes	810,369	(10,412)

Net (loss) income	$(1,623,111)	$15,951

(Loss) earnings per share:
Basic	$(23.60)	$0.23

Diluted	$(23.60)	$0.22

Shares used in computing (loss) earnings per share:
Basic	68,778	70,663

Diluted	68,778	72,003

Comprehensive (Loss) Income
Net (loss) income	$(1,623,111)	$15,951
Unrealized loss on interest rate swaps, net of tax	(27,610)	(5,629)
Benefit plans adjustment, net of tax	254	314

Comprehensive (loss) income	$(1,650,467)	$10,636

The accompanying notes are an integral part of the condensed consolidated financial statements.

R.H. Donnelley Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended
	March 31,
	2008	2007
	(In thousands)

Cash Flows from Operating Activities
Net (loss) income	$(1,623,111)	$15,951
Reconciliation of net (loss) income to net cash provided by operating activities:
Goodwill impairment	2,463,615	—
Depreciation and amortization	118,263	103,030
Deferred income tax (benefit) provision	(812,114)	10,207
Provision for bad debts	29,782	21,009
Stock based compensation expense	10,816	13,938
Other non-cash items, net	(8,414)	11,383
Changes in assets and liabilities, net of effects from acquisitions:
(Increase) in accounts receivable	(65,666)	(58,054)
Decrease in other assets	21,622	31,487
(Decrease) in accounts payable and accrued liabilities	(52,918)	(56,453)
Increase in deferred directory revenues	26,424	43,086
(Decrease) increase in other non-current liabilities	(8,363)	8,168

Net cash provided by operating activities	99,936	143,752
Cash Flows from Investing Activities
Additions to fixed assets and computer software	(10,118)	(13,120)
Equity investment disposition (investment)	4,318	(2,500)

Net cash used in investing activities	(5,800)	(15,620)
Cash Flows from Financing Activities
Credit facilities repayments and note repurchases	(91,418)	(193,528)
Revolver borrowings	215,300	207,250
Revolver repayments	(232,350)	(226,350)
Repurchase of common stock	(6,112)	—
Increase (decrease) in checks not yet presented for payment	4,180	(6,203)
Proceeds from employee stock option exercises	89	9,111

Net cash used in financing activities	(110,311)	(209,720)
Decrease in cash and cash equivalents	(16,175)	(81,588)
Cash and cash equivalents, beginning of year	46,076	156,249

Cash and cash equivalents, end of period	$29,901	$74,661

Supplemental Information:
Cash paid:
Interest	$214,322	$217,221

Income taxes, net	$551	$142

The accompanying notes are an integral part of the condensed consolidated financial statements.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)
(tabular amounts in thousands, except share and per share data)

1.	Business and Basis of Presentation

The interim condensed consolidated financial statements of R.H. Donnelley Corporation and its direct and indirect wholly-owned subsidiaries (the “Company,” “RHD,” “we,” “us” and “our”) have been prepared in accordance with the instructions to Quarterly Report on Form 10-Q and should be read in conjunction with the financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2007. The interim condensed consolidated financial statements include the accounts of RHD and its direct and indirect wholly-owned subsidiaries. As of March 31, 2008, R.H. Donnelley Inc. (“RHDI”), Dex Media, Inc. (“Dex Media”) and Business.com, Inc. (“Business.com”) were our only direct wholly-owned subsidiaries. Effective January 1, 2008, Local Launch, Inc. (“Local Launch”), a former direct wholly-owned subsidiary of RHD, was merged with and into Business.com. All intercompany transactions and balances have been eliminated. The results of interim periods are not necessarily indicative of results for the full year or any subsequent period. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of financial position, results of operations and cash flows at the dates and for the periods presented have been included.

We are one of the nation’s largest Yellow Pages and online local commercial search companies, based on revenues, with 2007 revenues of approximately $2.7 billion. We publish and distribute advertiser content utilizing our own Dex brand and three of the most highly recognizable brands in the industry, Qwest, Embarq and AT&T. During 2007, our print and online solutions helped more than 600,000 national and local businesses in 28 states reach consumers who were actively seeking to purchase products and services. During 2007, we published and distributed print directories in many of the country’s most attractive markets including Albuquerque, Chicago, Denver, Las Vegas, Orlando and Phoenix.

Reclassifications

Expenses presented as cost of revenues in our previous filings are now presented as production, publication and distribution expenses to more appropriately reflect the nature of these costs. Certain prior period amounts included in the condensed consolidated statement of operations have been reclassified to conform to the current period’s presentation. Selling and support expenses are now presented as a separate expense category in the condensed consolidated statements of operations. In prior periods, certain selling and support expenses were included in production, publication and distribution expenses and others were included in general and administrative expenses. Additionally, beginning in the fourth quarter of 2007, we began classifying adjustments for customer claims to sales allowance, which is deducted from gross revenues to determine net revenues. In prior periods, adjustments for customer claims were included in bad debt expense under general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified adjustments for customer claims and bad debt expense for the three months ended March 31, 2007 to conform to the current period’s presentation. These reclassifications had no impact on operating income or net income for the three months ended March 31, 2007. The table below summarizes these reclassifications.

	Three Months Ended March 31, 2007
	As
	Previously		As
	Reported	Reclass	Reclassified

Net revenues	$662,804	$(1,508)	$661,296
Production, publication and distribution expenses	294,170	(179,549)	114,621
Selling and support expenses	—	178,236	178,236
General and administrative expenses	37,626	(195)	37,431

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

In addition, certain prior period amounts included in the condensed consolidated statement of cash flows have been reclassified to conform to the current period’s presentation.

2.	Summary of Significant Accounting Policies

Identifiable Intangible Assets and Goodwill

In connection with the Company’s prior business combinations, certain long-term intangible assets were identified in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”) and recorded at their estimated fair values. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the fair values of the identifiable intangible assets are being amortized over their estimated useful lives in a manner that best reflects the economic benefit derived from such assets. Goodwill is not amortized but is subject to impairment testing on an annual basis or more frequently if we believe indicators of impairment exist. Amortization expense was $104.0 million and $89.8 million for the three months ended March 31, 2008 and 2007, respectively.

As a result of the decline in the trading value of our debt and equity securities during the three months ended March 31, 2008 and continuing negative industry and economic trends that have directly affected our business, we performed impairment tests as of March 31, 2008 of our goodwill and definite-lived intangible assets in accordance with SFAS No. 142 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), respectively. We used certain estimates and assumptions in our impairment evaluations, including, but not limited to, projected future cash flows, revenue growth and customer attrition levels.

The impairment test of our definite-lived intangible assets was performed by comparing the carrying amount of our intangible assets to the sum of their undiscounted expected future cash flows. In accordance with SFAS No. 144, impairment exists if the sum of the undiscounted expected future cash flows is less than the carrying amount of the intangible asset, or its related group of assets. Our testing results of our definite-lived intangible assets indicated no impairment as of March 31, 2008. No impairment losses were recorded related to our definite-lived intangible assets during the three months ended March 31, 2008 and 2007.

The impairment test for our goodwill involved a two step process. The first step involved comparing the fair value of the Company with the carrying amount of its assets and liabilities, including goodwill. The fair value of the Company was determined using a market based approach, which reflects the market value of its debt and equity securities as of March 31, 2008. As a result of our testing, we determined that the Company’s fair value was less than the carrying amount of its assets and liabilities, requiring us to proceed with the second step of the goodwill impairment test. In the second step of the testing process, the impairment loss is determined by comparing the implied fair value of our goodwill to the recorded amount of goodwill. The implied fair value of goodwill is derived from a discounted cash flow analysis for the Company using a discount rate that results in the present value of assets and liabilities equal to the current fair value of the Company’s debt and equity securities. Based upon this analysis, we recognized a non-cash impairment charge of $2.5 billion during the three months ended March 31, 2008.

In addition to the non-cash goodwill impairment charge, we recognized a change in goodwill of $0.5 million related to the Business.com Acquisition (defined in Note 3, “Acquisitions”) during the three months ended March 31, 2008. No impairment losses were recorded related to our goodwill during the three months ended March 31, 2007.

If the trading value of our debt and equity securities further declines, we will be required to again assess the fair values of the assets and liabilities of the Company and could conclude that goodwill and other long-lived assets are further impaired, which would result in additional impairment charges. In addition, if economic conditions in certain of our markets do not improve, we will be required to assess the recoverability of other intangible assets, which could result in additional impairment charges.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Interest Expense and Deferred Financing Costs

Certain costs associated with the issuance of debt instruments are capitalized and included in other non-current assets on the condensed consolidated balance sheets. These costs are amortized to interest expense over the terms of the related debt agreements. The bond outstanding method is used to amortize deferred financing costs relating to debt instruments with respect to which we make accelerated principal payments. Other deferred financing costs are amortized using the effective interest method. Amortization of deferred financing costs included in interest expense was $5.4 million and $6.8 million for the three months ended March 31, 2008 and 2007, respectively. Apart from business combinations, it is the Company’s policy to recognize losses incurred in conjunction with debt extinguishments as a component of interest expense. In conjunction with our acquisition of Dex Media on January 31, 2006 (the “Dex Media Merger”) and as a result of purchase accounting required under generally accepted accounting principles (“GAAP”), we recorded Dex Media’s debt at its fair value on January 31, 2006. We recognize an offset to interest expense in each period subsequent to the Dex Media Merger for the amortization of the corresponding fair value adjustment over the life of the respective debt. The offset to interest expense was $4.3 million and $7.6 million for the three months ended March 31, 2008 and 2007, respectively.

Advertising Expense

We recognize advertising expenses as incurred. These expenses include media, public relations, promotional and sponsorship costs and on-line advertising. Total advertising expense was $16.7 million and $7.6 million for the three months ended March 31, 2008 and 2007, respectively. Total advertising expense for the three months ended March 31, 2008 includes $8.0 million of costs associated with traffic purchased and distributed to multiple advertiser landing pages with no comparable expense for the three months ended March 31, 2007.

Concentration of Credit Risk

Approximately 85% of our directory advertising revenues are derived from the sale of advertising to local small- and medium-sized businesses. Most new advertisers and advertisers desiring to expand their advertising programs are subject to a credit review. While we do not believe that extending credit to our local advertisers will have a material adverse effect on our results of operations or financial condition, no assurances can be given. During the three months ended March 31, 2008, we experienced adverse bad debt trends attributable to economic challenges in our markets. We do not require collateral from our advertisers, although we do charge interest to advertisers that do not pay by specified due dates. The remaining approximately 15% of our directory advertising revenues are derived from the sale of advertising to national or large regional chains. Substantially all of the revenues derived through national accounts are serviced through certified marketing representatives (“CMRs”) from which we accept orders. We receive payment for the value of advertising placed in our directories, net of the CMR’s commission, directly from the CMR. While we are still exposed to credit risk, the amount of losses from these accounts has been historically less than the local accounts as the advertisers, and in some cases the CMRs, tend to be larger companies with greater financial resources than local advertisers.

At March 31, 2008, we had interest rate swap agreements with major financial institutions with a notional value of $2.7 billion. We are exposed to credit risk in the event that one or more of the counterparties to the agreements does not, or cannot, meet their obligation. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. Any loss would be limited to the amount that would have been received over the remaining life of the swap agreement. The counterparties to the swap agreements are major financial institutions with credit ratings of AA- or higher. We do not currently foresee a material credit risk associated with these swap agreements; however, no assurances can be given.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

(Loss)	Earnings Per Share

We account for (loss) earnings per share (“EPS”) in accordance with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). Under the guidance of SFAS No. 128, diluted EPS is calculated by dividing net (loss) income by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options, stock appreciation rights (“SARs”) and restricted stock, the dilutive effect of which is calculated using the treasury stock method.

The calculation of basic and diluted EPS is presented below.

	Three Months Ended March 31,
	2008	2007

Basic EPS
Net (loss) income	$(1,623,111)	$15,951
Weighted average common shares outstanding	68,778	70,663

Basic (loss) earnings per share	$(23.60)	$0.23

	Three Months Ended March 31,
	2008	2007

Diluted EPS
Net (loss) income	$(1,623,111)	15,951
Weighted average common shares outstanding	68,778	70,663
Dilutive effect of stock awards(1)	—	1,340

Weighted average diluted shares outstanding	68,778	72,003

Diluted (loss) earnings per share	$(23.60)	$0.22

(1)	Due to the reported net loss for the three months ended March 31, 2008, the effect of all stock-based awards was anti-dilutive and therefore not included in the calculation of diluted EPS. For the three months ended March 31, 2008 and 2007, 6.1 million and 1.1 million shares, respectively, of stock-based awards had exercise prices that exceeded the average market price of the Company’s common stock for the respective period.

Stock-Based Awards

We account for stock-based compensation under SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”). The Company recorded stock-based compensation expense related to stock-based awards granted under our various employee and non-employee stock incentive plans of $10.8 million and $13.9 million for the three months ended March 31, 2008 and 2007, respectively.

On March 4, 2008, the Company granted 2.2 million SARs to certain employees, including executive officers, in conjunction with its annual grant of stock incentive awards. These SARs, which are settled in our common stock, were granted at a grant price of $7.11 per share, which was equal to the market value of the Company’s common stock on the grant date, and vest ratably over three years. In accordance with SFAS No. 123(R), we recognized non-cash compensation expense related to these SARs of $3.0 million for the three months ended March 31, 2008.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not impact our consolidated financial position and results of operations. In accordance with SFAS No. 157, the following table represents our assets and liabilities that are measured at fair value on a recurring basis at March 31, 2008 and the level within the fair value hierarchy in which the fair value measurements are included.

Fair Value Measurements at
March 31, 2008
Using Significant Other
Description	Observable Inputs (Level 2)

Derivatives — Assets	$1,703
Derivatives — Liabilities	$(69,816)

In February 2008, the FASB issued Staff Position FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP No. 157-2”), which defers the effective date of SFAS No. 157 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis, to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company has elected the deferral option permitted by FSP No. 157-2 for its non-financial assets and liabilities initially measured at fair value in prior business combinations including intangible assets and goodwill.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and certain expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. Estimates and assumptions are used in the determination of recoverability of long-lived assets, sales allowances, allowances for doubtful accounts, depreciation and amortization, employee benefit plans expense, restructuring reserves, and certain assumptions pertaining to our stock-based awards, among others.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires enhanced disclosures of derivative instruments and hedging activities such as the fair value of derivative instruments and presentation of their gains or losses in tabular format, as well as disclosures regarding credit risks and strategies and objectives for using derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact the adoption of SFAS No. 161 will have on its consolidated financial statements.

We have reviewed other accounting pronouncements that were issued as of March 31, 2008, which the Company has not yet adopted, and do not believe that these pronouncements will have a material impact on our financial position or operating results.

3.	Acquisitions

On August 23, 2007, we acquired Business.com, a leading business search engine and directory and performance based advertising network (the “Business.com Acquisition”). Business.com now operates as a

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

direct, wholly-owned subsidiary of RHD. The results of Business.com have been included in our consolidated results commencing August 23, 2007.

On January 31, 2006, we acquired Dex Media. The acquired business of Dex Media and its subsidiaries (“Dex Media Business”) operates through Dex Media, Inc., one of RHD’s direct, wholly-owned subsidiaries. The results of the Dex Media Business have been included in the Company’s operating results commencing February 1, 2006.

4.	Restructuring Charges

The table below highlights the activity in our restructuring reserves for the three months ended March 31, 2008.

	2003	2006	2007
	Restructuring	Restructuring	Restructuring
	Actions	Actions	Actions	Total

Balance at December 31, 2007	$763	$3,327	$5,542	$9,632
Additions to reserve charged to earnings	—	—	404	404
Payments	(67)	(581)	(1,229)	(1,877)

Balance at March 31, 2008	$696	$2,746	$4,717	$8,159

During the year ended December 31, 2007, we recognized a restructuring charge to earnings of $5.5 million associated with planned headcount reductions and consolidation of responsibilities to be effectuated during 2008 (“2007 Restructuring Actions”). During the three months ended March 31, 2008, we recognized a restructuring charge to earnings of $0.4 million associated with the 2007 Restructuring Actions. During the three months ended March 31, 2008, payments of $1.2 million were made associated with the 2007 Restructuring Actions.

As a result of the Dex Media Merger and integration of the Dex Media Business, approximately 120 employees were affected by a restructuring plan, of which 110 were terminated and 10 were relocated to our corporate headquarters in Cary, North Carolina. Additionally, we vacated certain of our leased Dex Media facilities in Colorado, Minnesota, Nebraska and Oregon. The costs associated with these actions are shown in the table above under the caption “2006 Restructuring Actions.” Payments made with respect to severance during the three months ended March 31, 2008 and 2007 totaled $0.1 million and $0.8 million, respectively. Payments of $0.5 million and $0.6 million were made with respect to the vacated leased Dex Media facilities during the three months ended March 31, 2008 and 2007, respectively. The remaining lease payments for these facilities will be made through 2016.

In connection with a prior business combination, a liability was established for vacated leased facilities, the costs of which are shown in the table above under the caption “2003 Restructuring Actions.” Payments for the three months ended March 31, 2008 reflect lease payments associated with those facilities. Remaining payments related to the 2003 Restructuring Actions will be made through 2012.

5.	Credit Facilities

At March 31, 2008, total outstanding debt under our credit facilities was $3,640.6 million, comprised of $1,507.6 million under the RHDI credit facility, $1,101.9 million under the Dex Media East credit facility and $1,031.1 million under the Dex Media West credit facility.

RHDI

As of March 31, 2008, outstanding balances under RHDI’s senior secured credit facility, as amended and restated (“RHDI Credit Facility”), totaled $1,507.6 million, comprised of $301.2 million under Term Loan D-1

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

and $1,206.4 million under Term Loan D-2 and no amount was outstanding under the $175.0 million revolving credit facility (the “RHDI Revolver”) (with an additional $0.3 million utilized under a standby letter of credit). All Term Loans require quarterly principal and interest payments. The RHDI Credit Facility provides for a new Term Loan C for potential borrowings up to $400.0 million, such proceeds, if borrowed, to be used to fund acquisitions, refinance certain indebtedness or to make certain restricted payments. The RHDI Revolver matures in December 2009 and Term Loans D-1 and D-2 require accelerated amortization beginning in 2010 through final maturity in June 2011. The weighted average interest rate of outstanding debt under the RHDI Credit Facility was 4.39% and 6.50% at March 31, 2008 and December 31, 2007, respectively.

On May 8, 2008, we announced our intention to amend the RHDI Credit Facility. See Note 11, “Subsequent Events” for additional information.

Dex Media East

As of March 31, 2008, outstanding balances under the Dex Media East credit facility totaled $1,101.9 million, comprised of $700.0 million under Term Loan A and $400.0 million under Term Loan B and $1.9 million was outstanding under the $100.0 million revolving loan facility (“Dex Media East Revolver”) (with an additional $3.0 million utilized under three standby letters of credit). The Dex Media East Revolver and Term Loan A will mature in October 2013, and the Term Loan B will mature in October 2014. The weighted average interest rate of outstanding debt under the Dex Media East credit facility was 4.75% and 6.87% at March 31, 2008 and December 31, 2007, respectively.

Dex Media West

As of March 31, 2008, outstanding balances under the Dex Media West credit facility totaled $1,031.1 million, comprised of $135.8 million under Term Loan A, $307.1 million under Term Loan B-1, and $583.1 million under Term Loan B-2 and $5.1 million was outstanding under the $100.0 million revolving loan facility (“Dex Media West Revolver”). The Term Loan A and Dex Media West Revolver will mature in September 2009 and the Term Loan B-1 and Term Loan B-2 will mature in March 2010. The weighted average interest rate of outstanding debt under the Dex Media West credit facility was 4.49% and 6.51% at March 31, 2008 and December 31, 2007, respectively.

On May 8, 2008, we announced our intention to refinance the Dex Media West credit facility. See Note 11, “Subsequent Events” for additional information.

6.	Income Taxes

The effective tax rate on loss before income taxes of 33.3% for the three months ended March 31, 2008 compares to an effective tax rate of 39.5% on income before income taxes for the three months ended March 31, 2007. As a result of the non-cash goodwill impairment charge of $2.5 billion recorded during the three months ended March 31, 2008, we recognized a decrease in our deferred tax liability of $825.1 million, which directly impacted our deferred tax benefit. The change in the effective tax rate for the three months ended March 31, 2008 is primarily due to the tax consequences of the non-cash goodwill impairment charge. The change in the effective tax rate is also attributable to the refinancing transactions conducted during the fourth quarter of 2007, which shifted interest expense to our subsidiaries with lower state income tax rates, and an increase in our valuation allowance related to certain 2008 state tax losses.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate, which has been applied to the Company’s (loss) income before income taxes.

	Three Months Ended March 31,
	2008	2007

Statutory U.S. Federal tax rate	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	3.1	3.5
Non-deductible goodwill impairment charge	(4.7)	—
Other non-deductible expenses	—	1.0
Change in valuation allowance	(0.1)	—

Effective tax rate	33.3%	39.5%

7.	Benefit Plans

In accordance with SFAS No. 132, Employers’ Disclosures About Pensions and Other Postretirement Benefits (Revised 2003), the following table provides the components of net periodic benefit cost for the three months ended March 31, 2008 and 2007.

	Pension Benefits		Postretirement Benefits
	Three Months		Three Months
	Ended March 31,		Ended March 31,
	2008	2007	2008	2007

Service cost	$3,512	$3,282	$497	$637
Interest cost	4,586	4,533	1,393	1,377
Expected return on plan assets	(5,058)	(4,940)	—	—
Amortization of prior service cost	49	33	167	430
Amortization of net loss	196	272	9	—

Net periodic benefit cost	$3,285	$3,180	$2,066	$2,444

During the three months ended March 31, 2008, the Company made contributions of $2.0 million to its pension plans. The Company did not make any contributions to its pension plans during the three months ended March 31, 2007. During the three months ended March 31, 2008 and 2007, the Company made contributions of $0.9 million and $1.1 million, respectively, to its postretirement plan. We expect to make total contributions of approximately $15.8 million and $6.8 million to our pension plans and postretirement plan, respectively, in 2008.

8.	Business Segments

Management reviews and analyzes its business of providing local commercial search products and solutions, including publishing yellow pages directories, as one operating segment.

9.	Legal Proceedings

We are involved in various legal proceedings arising in the ordinary course of our business, as well as certain litigation and tax matters. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions in their advertising or improper listings, in each case, contained in directories published by us.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

We are also exposed to potential defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using advertiser and telephone subscriber data. If such data were determined to be inaccurate or if data stored by us were improperly accessed and disseminated by us or by unauthorized persons, the subjects of our data and users of the data we collect and publish could submit claims against the Company. Although to date we have not experienced any material claims relating to defamation or breach of privacy, we may be party to such proceedings in the future that could have a material adverse effect on our business.

We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available to us. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we record a liability in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending or threatened legal proceedings will not have a material adverse effect on our results of operations, cash flows or financial position. No material amounts have been accrued in our consolidated financial statements with respect to any such matters.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

10.  R.H. Donnelley Corporation (“Parent Company”) Financial Statements

The following condensed Parent Company financial statements should be read in conjunction with the condensed consolidated financial statements of RHD.

In general, under the terms of our credit facilities, substantially all of the net assets of the Company and its subsidiaries are restricted from being paid as dividends to any third party, and our subsidiaries are restricted from paying dividends, loans or advances to us with very limited exceptions.

R.H. Donnelley Corporation

Condensed Parent Company Balance Sheets

	March 31,	December 31,
	2008	2007

ASSETS
Cash and cash equivalents	$1,637	$18,900
Intercompany, net	210,422	279,244
Prepaid and other current assets	3,935	8,948

Total current assets	215,994	307,092
Investment in subsidiaries	3,663,321	5,231,597
Fixed assets and computer software, net	9,240	10,462
Other non-current assets	88,600	91,506
Intercompany note receivable	300,000	300,000

Total assets	$4,277,155	$5,940,657

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$4,231	$14,032
Accrued interest	107,543	123,882

Total current liabilities	111,774	137,914
Long-term debt	3,965,649	3,962,871
Deferred income taxes, net	5,331	5,161
Other non-current liabilities	11,397	11,975
Shareholders’ equity	183,004	1,822,736

Total liabilities and shareholders’ equity	$4,277,155	$5,940,657

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

R.H. Donnelley Corporation

Condensed Parent Company Statements of Operations

	For the Three Months Ended
	March 31,
	2008	2007

Expenses	$6,872	$3,024
Partnership and equity (loss) income	(2,345,035)	82,352

Operating (loss) income	(2,351,907)	79,328
Interest expense, net	(81,573)	(52,965)

(Loss) income before income taxes	(2,433,480)	26,363
Benefit (provision) for income taxes	810,369	(10,412)

Net (loss) income	$(1,623,111)	$15,951

R.H. Donnelley Corporation

Condensed Parent Company Statements of Cash Flows

	For the Three Months
	Ended March 31,
	2008	2007

Cash flow from operating activities	$(65,372)	$(107,756)
Cash flow from investing activities:
Additions to fixed assets and computer software	(182)	(2,556)
Equity investment disposition (investment)	4,318	(2,500)

Net cash provided by (used in) investing activities	4,136	(5,056)
Cash flow from financing activities:
Increase in checks not yet presented for payment	96	232
Proceeds from employee stock option exercises	89	9,111
Repurchase of common stock	(6,112)	—
Dividends from subsidiaries	49,900	39,696

Net cash provided by financing activities	43,973	49,039

Change in cash	(17,263)	(63,773)
Cash at beginning of year	18,900	122,565

Cash at end of period	$1,637	$58,792

11.	Subsequent Events

RHDI

RHD intends to amend the RHDI Credit Facility in order to, among other things, provide additional covenant flexibility and extend the maturity date of the RHDI Revolver to June 2011.

R.H. Donnelley Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) — (Continued)

Dex Media West

Dex Media West intends to refinance its credit facility. The new Dex Media West credit facility is presently contemplated to consist of a $140.0 million Term Loan A maturing in October 2013, a $950.0 million Term Loan B maturing in October 2014 and a $100.0 million revolving credit facility maturing in October 2013. The new Dex Media West credit facility is presently contemplated to include a $400.0 million uncommitted incremental facility that may be incurred as additional revolving loans or additional term loans. The proceeds from the new Dex Media West credit facility is expected to be used to refinance the existing Dex Media West credit facility and pay related fees and expenses. We cannot assure you that the covenants and other features of the new Dex Media West credit facility will be as favorable as the corresponding terms of the current Dex Media West credit facility.

We expect to incur additional interest expense in connection with these refinancings. We cannot assure that any such refinancings will be completed in a timely manner, without conditions or at all.

Report of Independent Registered Public Accounting Firm

The Board of Directors
R.H. Donnelley Corporation:

We have audited the accompanying consolidated statements of operations of Dex Media, Inc. and subsidiaries for the one month ended January 31, 2006 and the year ended December 31, 2005. These consolidated statements of operations are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated statements of operations based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of operations are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of operations presentation. We believe that our audits of the consolidated statements of operations provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of operations referred to above present fairly, in all material respects, the results of operations of Dex Media, Inc. and subsidiaries for the one month ended January 31, 2006 and the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the notes to consolidated statements of operations, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006.

/s/ KPMG LLP
Raleigh, North Carolina
March 31, 2008

DEX MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	One Month Ended	Year Ended
	January 31,	December 31,
	2006	2005
	(In thousands)

Net revenues	$139,895	$1,658,235
Expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	21,194	219,968
Selling and support expenses	33,014	371,421
General and administrative expenses	39,555	164,314
Depreciation and amortization	26,810	377,231

Total expenses	120,573	1,132,934
Operating income	19,322	525,301
Interest expense, net	37,494	445,742

(Loss) income before income taxes	(18,172)	79,559
Provision for income taxes	1,872	32,776

Net (loss) income	$(20,044)	$46,783

The accompanying notes are an integral part of the consolidated financial statements.

DEX MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS
(tabular amounts in thousands, except share and per share data)

1.	Business and Presentation

The consolidated statements of operations include the accounts of Dex Media, Inc. and its direct and indirect wholly-owned subsidiaries (the “Company,” “Dex Media,” “we,” “us” and “our”). For the periods ended January 31, 2006 and December 31, 2005, Dex Media East LLC (“Dex Media East”) and Dex Media West LLC (“Dex Media West”) were our only indirect wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Dex Media is the exclusive publisher of the “official” yellow pages and white pages directories for Qwest Corporation, the local exchange carrier of Qwest Communications International Inc. (“Qwest”), in Colorado, Iowa, Minnesota, Nebraska, New Mexico, North Dakota and South Dakota (collectively, the “Dex East States”) and Arizona, Idaho, Montana, Oregon, Utah, Washington and Wyoming (collectively, the “Dex West States” and together with the Dex East States, the “Dex States”). Dex Media East operates the directory business in the Dex East States and Dex Media West operates the directory business in the Dex West States.

Reclassifications

Certain amounts included in the consolidated statements of operations have been reclassified. Selling and support expenses are now presented as a separate expense category in the consolidated statements of operations. Previously, certain selling and support expenses were included in cost of revenue and others were included in general and administrative expenses. Bad debt expense is now included under selling and support expenses. Accordingly, we have reclassified bad debt expense in 2006 and 2005. These reclassifications had no impact on operating income or net (loss) income for the one month ended January 31, 2006 and the year ended December 31, 2005. The table below summarizes these reclassifications.

	One Month Ended
	January 31, 2006			Year Ended December 31, 2005
	As			As
	Previously		As	Previously		As
	Reported	Reclass	Reclassified	Reported	Reclass	Reclassified
	(In thousands)
Cost of revenue	$60,245	$(39,051)	$21,194	$665,541	$(445,573)	$219,968
Selling and support expenses	—	33,014	33,014	—	371,421	371,421
General and administrative expenses	33,518	6,037	39,555	90,162	74,152	164,314

Historical Overview

The Company’s directory business was acquired from Qwest Dex, Inc. (“Qwest Dex”) in a two phase purchase between Dex Holdings LLC (“Dex Holdings”), the former parent of the Company, and Qwest Dex. Dex Holdings and the Company were formed by two private equity firms, The Carlyle Group and Welsh, Carson, Anderson & Stowe (the “Selling Shareholders”). In the first phase of the purchase, which was consummated on November 8, 2002, Dex Holdings assigned its right to purchase the directory business of Qwest Dex in the Dex East States to the Company (the “Dex East Acquisition”). In the second phase of the purchase, which was consummated on September 9, 2003, Dex Holdings assigned its right to purchase the directory business of Qwest Dex in the Dex West States to the Company (the “Dex West Acquisition”). Dex Holdings was dissolved effective January 1, 2005.

2.	Summary of Significant Accounting Policies

Revenue Recognition.  We earn revenue principally from the sale of advertising into our yellow pages directories. Revenue from the sale of such advertising is deferred when a directory is published, net of estimated sales claims, and recognized ratably over the life of a directory, which is typically 12 months (the

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

“deferral and amortization method”). The Company also recognizes revenue for those Internet-based advertising products that are sold with print advertising using the deferral and amortization method. Revenue with respect to Internet-based advertising that is not sold with print advertising is recognized ratably over the period the advertisement appears on the site. Revenue with respect to our other products and services, such as search engine marketing (“SEM”) and search engine optimization (“SEO”) services (collectively referred to as “Internet Marketing”), is recognized as delivered or fulfilled. Revenue from the sale of local advertising was recorded net of actual sales claims received.

The Company enters into transactions, such as exclusivity arrangements, sponsorships and other media access transactions, where the Company’s products and services are promoted by a third party and, in exchange, the Company carries the third party’s advertisement. The Company accounts for these transactions in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-17, Accounting for Advertising Barter Transactions. Revenue and expense related to such transactions are included in the consolidated statements of operations consistent with, and only to the extent of, reasonably similar and items sold or purchased for cash.

In certain cases, the Company enters into agreements with customers that involve the delivery of more than one product or service. Revenue for such arrangements is allocated in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Cost of Revenue.  Costs directly related to the selling and production of our directories are initially deferred when incurred and recognized ratably over the life of a directory, which is typically 12 months. These costs are specifically identifiable to a particular directory and include sales commissions and print, paper and initial distribution costs.

Depreciation and Amortization.  Depreciation and amortization of fixed assets and computer software are provided over the estimated useful lives of the assets using the straight-line method. Estimated useful lives are five years for machinery and equipment, ten years for furniture and fixtures, and three to five years for computer equipment and computer software. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Depreciation and amortization expense on fixed assets and computer software for the one month ended January 31, 2006 and the year ended December 31, 2005 was as follows:

		Year Ended
	One Month Ended	December 31,
	January 31, 2006	2005
Depreciation of fixed assets	$789	$11,727
Amortization of computer software	1,738	19,802

Total depreciation and amortization on fixed assets and computer software	$2,527	$31,529

As a result of the Dex East Acquisition and the Dex West Acquisition, certain intangible assets were identified and recorded at their estimated fair value. Amortization expense for intangible assets was $24.3 million and $345.7 million for the one month ended January 31, 2006 and the year ended December 31, 2005, respectively.

The fair values of local and national customer relationships were determined based on the present value of estimated future cash flows and were being amortized using a declining method in relation to the estimated retention periods of the acquired customers, which was twenty years and twenty-five years, respectively. Other intangible assets including non-compete/publishing agreements, the Qwest Dex trademark agreement and the advertising agreement were amortized on a straight-line basis over thirty-nine to forty years, four to five years, and fourteen to fifteen years, respectively.

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

In accordance with SFAS No. 142, goodwill was not amortized, but was subject to periodic impairment testing. No impairment losses were recorded during the one month ended January 31, 2006 or the year ended December 31, 2005.

Interest Expense and Deferred Financing Costs.  Interest expense for the one month ended January 31, 2006 and the year ended December 31, 2005 was $37.6 million and $446.4 million, respectively. Certain costs associated with the issuance of debt instruments were being amortized to interest expense over the terms of the related debt agreements. The Company used the bond outstanding method to amortize deferred financing costs relating to debt instruments with respect to which we made accelerated principal payments. Other deferred financing costs were amortized using the effective interest method. Amortization of deferred financing costs included in interest expense for the Company was $2.3 million and $37.0 million for the one month ended January 31, 2006 and the year ended December 31, 2005, respectively.

Advertising Expense.  We recognize advertising expenses as incurred. These expenses include media, public relations, promotional and sponsorship costs and on-line advertising. Total advertising expense was $4.5 million and $33.2 million for the one month ended January 31, 2006 and the year ended December 31, 2005, respectively.

Derivative Financial Instruments and Hedging Activities.  We account for our derivative financial instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FAS 133 and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. We do not use derivative financial instruments for trading or speculative purposes and our derivative financial instruments are limited to interest rate swap agreements. We utilize a combination of fixed rate and variable rate debt to finance our operations. The variable rate debt exposes us to variability in interest payments due to changes in interest rates. Management believes that it is prudent to mitigate the interest rate risk on a portion of its variable rate borrowings. Additionally, our credit facilities require that we maintain hedge agreements to provide a fixed rate on at least 33% of their respective indebtedness. To satisfy this objective, we have entered into fixed interest rate swap agreements to manage fluctuations in cash flows resulting from changes in interest rates on variable rate debt.

On the day a derivative contract is executed, we may designate the derivative instrument as a hedge of the variability of cash flows to be received or paid (cash flow hedge). For all hedging relationships we formally document the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. We formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

For derivative instruments that are not designed or do not qualify as hedged transactions, the initial fair value, if any, and any subsequent gains or losses on the change in the fair value are reported in earnings as a component of interest expense.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative or hedged item is expired, sold, terminated, exercised, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. In situations in which hedge accounting is discontinued, we continue to carry the derivative at its fair value on the consolidated balance sheet and recognize any subsequent changes in its fair value in earnings as a component of interest expense. Any amounts previously recorded to accumulated

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

other comprehensive (loss) income will be amortized to interest expense in the same period(s) in which the interest expense of the underlying debt impacts earnings.

See Note 3, “Derivative Financial Instruments,” for additional information regarding our derivative financial instruments and hedging activities.

Pension and Postretirement Benefits.  Pension and postretirement benefits represent estimated amounts to be paid to employees in the future. The accounting for benefits reflects the recognition of these benefit costs over the employee’s approximate service period based on the terms of the plan and the investment and funding decisions made. The determination of the benefit obligation and the net periodic pension and other postretirement benefit costs requires management to make assumptions regarding the discount rate, return on retirement plan assets, increase in future compensation and healthcare cost trends. Changes in these assumptions can have a significant impact on the projected benefit obligation, funding requirement and net periodic benefit cost. The assumed discount rate is the rate at which the pension benefits could be settled. For 2005, to determine this rate, the Company selected an actually computed composite rate based upon high quality (AA-/Aa- rated or better), non-callable corporate bonds whose cash flows matched the expected timing of the settlement of the pension and post-retirement obligations. The high quality corporate bond rates were based on information obtained from Standard and Poor’s.

Please refer to Note 6, “Benefit Plans,” for further information regarding our benefit plans.

Income Taxes.  We account for income taxes under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock-Based Awards.  Upon adoption of SFAS No. 123 (R), pro forma disclosure permitted by SFAS No. 123, Accounting for Stock Based Compensation (“SFAS No. 123”) is no longer a permitted alternative. As the Company adopted SFAS No. 123 (R), as of January 1, 2006, using the Modified Prospective Method, the Company has provided below the pro forma disclosures of the effect on net income for the year ended December 31, 2005 as if the Company had accounted for its employee stock awards granted under the fair value method of SFAS No. 123.

For the one month ended January 31, 2006, the Company accounted for the stock-based awards under the recognition and measurement principles of SFAS No. 123 (R). Prior to adopting SFAS No. 123 (R) on January 1, 2006, the Company accounted for stock-based awards granted to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by APB No. 25. Compensation expense related to the issuance of stock options to employees or non-employee directors was only recognized if the exercise price of the stock option was less than the market value of the underlying common stock on the date of grant. In accordance with the Modified Prospective Method, financial statement amounts for the year ended December 31, 2005 have not been restated to reflect the fair value method of expensing stock-based compensation.

For the year ended December 31, 2005, the Company accounted for the Stock Option Plan of Dex Media, Inc. (“2002 Plan”) and the Dex Media, Inc. 2004 Incentive Award Plan (“2004 Plan”) under the recognition and measurement principles of APB No. 25. Had the Company accounted for employee stock option grants under the minimum value method for options issued prior to becoming a publicly traded company and the fair

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

value method after becoming a publicly traded company, both of which are prescribed by SFAS No. 123, the pro forma results of the Company would have been as follows:

Year Ended
December 31, 2005

Net income as reported	$46,783
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	7,758
Deduct: Stock-based employee compensation expense determined under minimum value or fair value based method, as applicable, for all awards, net of related tax effects	(1,956)

Pro forma	$52,585

Estimates.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and certain expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. Estimates and assumptions are used in the determination of recoverability of long-lived assets, sales allowances, allowances for doubtful accounts, depreciation and amortization, employee benefit plans expense, and certain assumptions pertaining to RHD’s stock-based awards, among others.

3.	Derivative Financial Instruments

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the possible failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, is not subject to credit risk. The Company minimizes the credit risk in derivative financial instruments by entering into transactions with major financial institutions with credit ratings of AA- or higher.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

For derivative instruments that are not designated or do not qualify as hedged transactions, the initial fair value, if any, and any subsequent gains or losses in the change in the fair value are reported in earnings as a component of interest expense. For the one month ended January 31, 2006 and the year ended December 31, 2005, the Company recorded a reduction to interest expense of $0.2 million and $3.4 million, respectively, as a result of the change in fair value of these interest rate swaps.

During the one month ended January 31, 2006, the Company reclassified less than $0.1 million of hedging gains into earnings. During the year ended December 31, 2005, the Company reclassified $1.0 million of hedging losses into earnings.

4.	Stock Incentive Plans

For the one month ended January 31, 2006, the Company accounted for the stock-based awards under the recognition and measurement principles of SFAS No. 123(R). Prior to adopting SFAS No. 123(R) on January 1, 2006, the Company accounted for stock-based awards granted to employees and non-employee directors in accordance with the intrinsic value-based method prescribed by APB No. 25. Compensation expense related to the issuance of stock options to employees or non-employee directors was only recognized if the exercise price of the stock option was less than the market value of the underlying common stock on the date of grant.

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

In accordance with the Modified Prospective Method, financial statement amounts for the year ended December 31, 2005 have not been restated to reflect the fair value method of expensing stock-based compensation.

On October 5, 2005, the Company entered into Letter Agreements with its officers which, among other things, included terms to accelerate the vesting of certain stock options upon consummation of the merger with R.H. Donnelley Corporation (“RHD Merger”) (“modifications”). As a result of the modifications, stock options to purchase approximately 1.3 million shares of Dex Media common stock became fully exercisable immediately prior to the consummation of the RHD Merger. The Company recorded stock-based compensation expense for stock options of $2.2 million during the one month ended January 31, 2006, under the guidance of SFAS No. 123(R), including $2.0 million as a result of these modifications. Had such compensation expense been determined under APB No. 25, the Company would have recorded stock-based compensation expense of $23.4 million during the one month ended January 31, 2006, of which $23.2 million related to the modifications.

Under the terms of the restricted stock agreements, all unvested shares became vested upon consummation of the RHD Merger. The Company recorded stock-based compensation expense for restricted stock of $1.7 million during the one month ended January 31, 2006, including $1.6 million related to this acceleration of vesting.

5.	Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by tax rates at which temporary differences are expected to reverse. Deferred tax provision is the result of changes in the deferred tax assets and liabilities.

Provision for income taxes consisted of:

		Twelve
	One Month	Months
	Ended	Ended
	January 31,	December 31,
	2006	2005

Current provision
U.S. Federal	$—	$—
State and local	—	10

Total current provision	—	10
Deferred provision
U.S. Federal	1,553	25,661
State and local	319	7,105

Total deferred provision	1,872	32,766

Provision for income taxes	$1,872	$32,776

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate, which has been applied to the Company’s (loss) income before income taxes.

	One Month
	Ended	Year Ended
	January 31,	December 31,
	2006	2005

Statutory U.S. Federal tax rate	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	4.3	3.9
Non-deductible expense	(0.3)	0.4
Valuation allowance	(50.1)	5.6
Other, net	0.8	(3.7)

Effective tax rate	(10.3)%	41.2%

Dex Media East and Dex Media West were included in the consolidated federal income tax return and combined or consolidated state income tax returns, where permitted, for Dex Media. Dex Media had no other business operations or investments.

No additional valuation allowance had been provided for, except as described below. In management’s judgment, it was more likely than not that the remaining net operating loss carryforwards would be utilized before the end of the expiration periods. This presumption was based upon the book and taxable income expected to be generated by the Company over the next several years.

The provision for income taxes was $1.9 million for the one month ended January 31, 2006. The January 2006 deferred tax provision resulted in an effective tax rate of (10.3)%. The effective rate for the one month ended January 31, 2006 reflects a valuation allowance for deferred tax assets associated with capitalized merger costs more likely than not to be unrealizable in the future.

Management of the Company believed that it was more likely than not that some of the deferred tax assets associated with capitalized merger and stock offering costs would not be realized in the future. Therefore, a valuation allowance was established for the year ended December 31, 2005, in the amount of $4.5 million to reduce the noncurrent deferred tax asset to its realizable value. The 2005 tax deduction for stock options was $1.4 million.

6.	Benefit Plans

Pension Plan.  The Company has a noncontributory defined benefit pension plan covering substantially all management and occupational (union) employees. Annual pension costs are determined using the projected unit credit actuarial cost method. Our funding policy is to contribute an amount at least equal to the minimum legal funding requirement. No contributions were required or made to the plan for the one month ended January 31, 2006 or the year ended December 31, 2005. The underlying pension plan assets are invested in diversified portfolios consisting primarily of equity and debt securities. A measurement date of December 31 is used for all of our plan assets.

Savings Plan.  The Company offers a defined contribution 401(k) savings plan to substantially all employees. For management employees, the Company contributes 100% of the first 4% of each participating employee’s salary and 50% of the next 2%. For management employees, the Company match is limited to 5% of each participating employee’s eligible earnings. For occupational employees, the Company contributes 81% of the first 6% of each participating employee’s salary not to exceed 4.86% of eligible earnings for any one pay period. Company matching contributions are limited to $4,860 per occupational employee annually. Contributions under this plan were $0.8 million for the one month ended January 31, 2006. For the year ended December 31, 2005, matching contributions were $6.3 million.

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

Postretirement Benefits.  The Company has an unfunded postretirement benefit plan that provides certain healthcare and life insurance benefits to certain full-time employees who reach retirement eligibility while working for the Company.

Components of Net Periodic Benefit Expense

The net periodic benefit expense of the pension plan for the one month ended January 31, 2006 and the year ended December 31, 2005 are as follows:

	One Month Ended	Year Ended
	January 31,	December 31,
	2006	2005

Service cost	$708	$9,769
Interest cost	879	11,959
Expected return on plan assets	(1,056)	(15,629)
Amortization of unrecognized net loss	(17)	(208)
Settlement gain	—	3,307

Net periodic benefit expense	$514	$9,198

The net periodic benefit expense of the postretirement plan for the one month ended January 31, 2006 and the year ended December 31, 2005 are as follows:

	One Month Ended	Year Ended
	January 31,	December 31,
	2006	2005

Service cost	$167	$2,334
Interest cost	308	3,741
Amortization of unrecognized prior service cost	(39)	(470)
Amortization of unrecognized net loss	—	43

Net periodic benefit expense	$436	$5,648

Assumptions

The following assumptions were used in determining the net periodic benefit expense for the pension plan:

	One Month Ended	August 2 —	January 1 —
	January 31,	December 31,	August 1,
	2006	2005	2005

Weighted average discount rate	5.75%	5.50%	6.00%
Rate of increase in future compensation	4.00%	4.00%	4.00%
Expected return on plan assets	9.00%	9.00%	9.00%

The following assumptions were used in determining the net periodic benefit expense for the postretirement plan:

	Predecessor Company
	One Month Ended	Year Ended
	January 31,2006	December 31, 2005

Weighted average discount rate	5.75%	6.00%

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NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

7.	Commitments

We lease office facilities and equipment under operating leases with non-cancelable lease terms expiring at various dates through 2017. Rent and lease expense for the one month ended January 31, 2006 and the year ended December 31, 2005 was $1.2 million and $20.4 million, respectively.

8.	Legal Proceedings

We are involved in various legal proceedings arising in the ordinary course of our business, as well as certain litigation and tax matters. In many of these matters, plaintiffs allege that they have suffered damages from errors or omissions in their advertising or improper listings, in each case, contained in directories published by us.

We are also exposed to potential defamation and breach of privacy claims arising from our publication of directories and our methods of collecting, processing and using advertiser and telephone subscriber data. If such data were determined to be inaccurate or if data stored by us were improperly accessed and disseminated by us or by unauthorized persons, the subjects of our data and users of the data we collect and publish could submit claims against us. Although to date we have not experienced any material claims relating to defamation or breach of privacy, we may be party to such proceedings in the future that could have a material adverse effect on our business.

We periodically assess our liabilities and contingencies in connection with these matters based upon the latest information available to us. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we record a liability in our consolidated financial statements. In other instances, we are unable to make a reasonable estimate of any liability because of the uncertainties related to both the probable outcome and amount or range of loss. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Based on our review of the latest information available, we believe our ultimate liability in connection with pending or threatened legal proceedings will not have a material adverse effect on our results of operations, cash flows or financial position. No material amounts have been accrued in our consolidated financial statements with respect to any of such matters.

9.	Business Segments

Management reviews and analyzes its business of providing local commercial search products and solutions, including publishing yellow pages directories, as one operating segment.

10.	Valuation and Qualifying Accounts

	Balance at	Net Additions	Write-offs	Balance at
	Beginning of	Charged to	and Other	End of
Predecessor Company	Period	Expense	Deductions	Period

Allowance for Doubtful Accounts
For the one month ended January 31, 2006	$23,239	8,288	(6,926)	$24,601
For the year ended December 31, 2005	$25,133	61,288	(63,182)	$23,239
Deferred Tax Asset Valuation Allowance
For the one month ended January 31, 2006	$4,518	9,110	—	$13,628
For the year ended December 31, 2005	$—	4,518	—	$4,518

Offer to Exchange

$1,235,260,000 aggregate principal amount
8.875% Series A-4 Senior Notes due 2017

R.H. Donnelley Corporation

PROSPECTUS